Filed Pursuant to Rule 424(b)(4)
Registration No. 333-256622

Prospectus

25,500,000 Shares

FIRST ADVANTAGE CORPORATION

Common Stock

This is the initial public offering of common stock of First Advantage Corporation. We are offering 19,875,000 shares of common stock and the selling stockholders named in this prospectus, including members of management, are offering 5,625,000 shares of common stock. We will not receive any proceeds from the sale of our common stock by the selling stockholders.

Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is $15.00 per share. Our common stock has been approved for listing on the Nasdaq Global Select Market under the symbol “FA.”

We are an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act of 1933, as amended, or the Securities Act, and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. Following this offering, Silver Lake, as we refer to these investors in this prospectus, will control 74.4% (or 72.4% if the underwriters exercise in full their option to purchase additional shares of our common stock) of the voting power of our shares eligible to vote in the election of our directors. As a result, we will qualify as a “controlled company” within the meaning of the corporate governance standards of Nasdaq Global Select Market but do not currently intend to avail ourselves of the related exemptions from certain corporate governance requirements. See “Management—Controlled Company Exemption.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 19 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total
Initial public offering price	$15.000	$382,500,000
Underwriting discounts and commissions(1)	$0.975	$24,862,500
Proceeds, before expenses, to us	$14.025	$278,746,875
Proceeds, before expenses, to the selling stockholders	$14.025	$78,890,625

(1)	See “Underwriting” for additional information regarding underwriting compensation.

To the extent that the underwriters sell more than 25,500,000 shares of our common stock, the underwriters have the option, for a period of 30 days from the date of this prospectus, to purchase up to 2,981,250 additional shares of common stock from us and 843,750 additional shares of common stock from the selling stockholders. We will not receive any proceeds from the sale of our common stock by the selling stockholders pursuant to any exercise of the underwriters’ option to purchase additional shares.

The underwriters expect to deliver the shares against payment in New York, New York on or about June 25, 2021.

(in alphabetical order)
Barclays	BofA Securities	J.P. Morgan

Citigroup	Evercore ISI	Jefferies	RBC Capital Markets	Stifel	HSBC

Citizens Capital Markets	KKR	MUFG	Loop Capital Markets	R. Seelaus & Co., LLC	Ramirez & Co., Inc.	Roberts & Ryan

June 22, 2021

First Advantage

30K Customers in 2020 75M Screens in 2020 600+ Integrated and/or Automated Data Providers 480M+ Records in Proprietary Databases Human Capital Management Software Integrations

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. Neither we nor the underwriters have authorized anyone to provide you with different information. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus, or any free writing prospectus, as the case may be, or any sale of shares of our common stock.

For investors outside the United States: we are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

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INDUSTRY AND MARKET DATA

This prospectus contains information and statistics that we have obtained from various independent third-party sources, including independent industry publications, reports by market research firms, and other independent sources. This prospectus also contains information from a survey commissioned by us and conducted by Stax Inc., or Stax, a global management consulting firm, in March 2021 to provide information on our market. Certain data and other information contained in this prospectus, including information with respect to our market position, are also based on management’s estimates and calculations, which are derived from our review and interpretation of internal surveys and third-party sources. Data regarding the industries in which we compete and our market position and market share within these industries are inherently imprecise, require the making of certain assumptions and are subject to significant business, economic and competitive uncertainties beyond our control, but we believe they generally indicate size, position and market share within these industries. Statements regarding the Company’s leading position are based on market share as calculated by revenue. While we believe such information is reliable, we have not independently verified any third-party information and our internal data has not been verified by any independent source. While we believe our internal company research and estimates are reliable, such research and estimates have not been verified by any independent source. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Forward-Looking Statements.” As a result, you should be aware that market, ranking, and other similar industry data included in this prospectus, and estimates and beliefs based on that data may not be reliable. Neither we nor the underwriters can guarantee the accuracy or completeness of any such information contained in this prospectus.

TRADEMARKS, SERVICE MARKS, AND TRADENAMES

We own a number of registered and common law trademarks and pending applications for trademark registrations in the United States and other countries, including, for example: First Advantage, Profile Advantage, Enterprise Advantage, Insight Advantage, Verified!, HEAL, Roadready, and Residential Advantage, among others. Unless otherwise indicated, all trademarks, tradenames, and service marks appearing in this prospectus are proprietary to us, our affiliates, and/or licensors. This prospectus also contains trademarks, tradenames, and service marks of other companies, which are the property of their respective owners. Solely for convenience, the trademarks, tradenames, and service marks referred to in this prospectus may appear without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, tradenames, and service marks. We do not intend our use or display of other parties’ trademarks, tradenames, or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

BASIS OF PRESENTATION

The following terms are used in this prospectus unless otherwise noted or indicated by the context:

•	“Enterprise customers” means our customers who contribute $500,000 or more to our revenues in a calendar year;

•	“First Advantage,” the “Company,” “we,” “us,” and “our” mean the business of First Advantage Corporation and its subsidiaries;

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“gross retention rate” for the current year is a percentage, where the numerator is prior year revenues less the revenue impact of lost accounts; the denominator is prior year revenues. We calculate the revenue impact of lost accounts as the difference between the customer’s current year and prior year revenues for the months after which they are identified as lost. Therefore, the attrition impact of customers lost in the current year may be partially captured in both the current and following years’ retention rates depending on what point during the year they are lost. Our retention rate does not factor in revenue impact, whether growth or decline, attributable to existing customers or the incremental revenue impact of new customers;

•	“pro forma” or “pro forma basis” means giving effect to this offering and the Silver Lake Transaction and the related financing, which occurred on January 31, 2020 and is further described below; and

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•	“Silver Lake” or “Sponsor” mean Silver Lake Group, L.L.C., together with its affiliates, successors and assignees.

On January 31, 2020, the Sponsor acquired substantially all of the equity interests of the Company from Symphony Technology Group (“STG”) pursuant to an Agreement and Plan of Merger, dated as of November 19, 2019 (the “Silver Lake Transaction”). For the purposes of the consolidated financial data included in this prospectus, periods on or prior to January 31, 2020 reflect the financial position, results of operations, and cash flows of the Company and its consolidated subsidiaries prior to the Silver Lake Transaction, referred to herein as the Predecessor, and periods beginning after January 31, 2020 reflect the financial position, results of operations and cash flows of the Company and its consolidated subsidiaries as a result of the Silver Lake Transaction, referred to herein as the Successor. As a result of the Silver Lake Transaction, the results of operations and financial position of the Predecessor and Successor are not directly comparable.

Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

NON-GAAP FINANCIAL MEASURES

This prospectus contains “non-GAAP financial measures” that are financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measures calculated and presented in accordance with accounting principles generally accepted in the United States, or GAAP. Specifically, we make use of the non-GAAP financial measures “Adjusted EBITDA,” “Adjusted EBITDA Margin,” and “Adjusted Net Income.”

Adjusted EBITDA, Adjusted EBITDA Margin, and Adjusted Net Income have been presented in this prospectus as supplemental measures of financial performance that are not required by, or presented in accordance with, GAAP because we believe they assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. Management believes Adjusted EBITDA, Adjusted EBITDA Margin, and Adjusted Net Income are useful to investors in highlighting trends in our operating performance, while other measures can differ significantly depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which we operate, and capital investments. Management uses Adjusted EBITDA, Adjusted EBITDA Margin, and Adjusted Net Income to supplement GAAP measures of performance in the evaluation of the effectiveness of our business strategies, to make budgeting decisions, to establish discretionary annual incentive compensation, and to compare our performance against that of other peer companies using similar measures. Management supplements GAAP results with non-GAAP financial measures to provide a more complete understanding of the factors and trends affecting the business than GAAP results alone.

Adjusted EBITDA, Adjusted EBITDA Margin, and Adjusted Net Income are not recognized terms under GAAP and should not be considered as an alternative to net income (loss) as a measure of financial performance or cash provided by (used in) operating activities as a measure of liquidity, or any other performance measure derived in accordance with GAAP. Additionally, these measures are not intended to be a measure of free cash flow available for management’s discretionary use as they do not consider certain cash requirements such as interest payments, tax payments, and debt service requirements. The presentations of these measures have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. Because not all companies use identical calculations, the presentations of these measures may not be comparable to other similarly titled measures of other companies and can differ significantly from company to company. For a discussion of the use of these measures and a reconciliation of the most directly comparable GAAP measures, see “Summary—Summary Historical and Pro Forma Consolidated Financial and Other Data.”

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SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. You should read the entire prospectus carefully, including “Risk Factors” and our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision. This summary contains forward-looking statements that involve risks and uncertainties.

Our Company

First Advantage is a leading global provider of technology solutions for screening, verifications, safety, and compliance related to human capital. We deliver innovative solutions and insights that help our customers manage risk and hire the best talent. Enabled by our proprietary technology platform, our products and solutions help companies protect their brands and provide safe environments for their customers and their most important resources: employees, contractors, contingent workers, tenants, and drivers.

We manage one of the earliest and most important interactions between an applicant and our customer. Indeed, most applicants view their screening experience as a reflection of the hiring organization and its overall onboarding process. Our comprehensive product suite includes Criminal Background Checks, Drug / Health Screening, Extended Workforce Screening, Biometrics & Identity, Education / Work Verifications, Resident Screening, Fleet / Driver Compliance, Executive Screening, Data Analytics, Continuous Monitoring, Social Media Monitoring, and Hiring Tax Incentives. We derive a substantial majority of our revenues from pre-onboarding screening and perform screening in over 200 countries and territories, enabling us to serve as a one-stop-shop provider to both multinational companies and growth companies. In 2020, we performed over 75 million screens on behalf of more than 30,000 customers spanning the globe and all major industry verticals. We often have multiple constituents within our customers, including Executive Management, Human Resources, Talent Acquisition, Compliance, Risk, Legal, Safety, and Vendor Management, who rely on our products and solutions.

Our long-standing, blue-chip customer relationships include five of the U.S.’s top ten private sector employers, 55% of the Fortune 100, and approximately one-third of the Fortune 500. We have successfully gained market share by focusing on fast-growing industries and companies, increasing our share with existing customers, upselling and cross-selling new products and solutions, and winning new customers.

Our verticalized go-to-market strategy delivers highly relevant solutions for various industry sectors. This approach enables us to build a diversified customer portfolio and effectively serve many of the largest, most sophisticated, and fastest-growing companies in the world. We have built a powerful and efficient customer-centric sales model fueled by frequent engagement with our customers and deep subject matter expertise in industry-specific compliance and regulatory requirements, which allows us to create tailored solutions and drive consistent upsell and cross-sell opportunities. Our sales engine is powered by over 100 dedicated Sales and Solutions Engineering professionals working alongside over 200 dedicated Customer Success team members who have successfully maintained high customer satisfaction, retention, and growth, as evidenced by our industry-leading net promoter score (“NPS”), average 12-year tenure of our top 100 customers, and gross retention rate of approximately 95%, before factoring in growth or decline from existing or new customers. Our go-to-market strategy continues to drive particular strength with Enterprise customers in sectors with attractive secular trends such as e-commerce, essential retail, transportation and home delivery, warehousing, healthcare, technology, and staffing.

We have designed our technology platform to be highly configurable, scalable, and extensible. Our platform is embedded in our customers’ core enterprise workflows and interfaces with more than 65 third-party Human

Capital Management (“HCM”) software platforms, including Applicant Tracking Systems (“ATS”), providing us with real-time visibility and input into our customers’ human resources processes. We leverage our proprietary databases—which include more than 480 million criminal and work history observations—and an extensive and highly curated network of more than 600 automated and/or integrated third-party data providers. These data providers include federal, state, and local government entities; court runners; drug and health testing labs and collection sites; credit bureaus; and education and work history verification providers. Our platform efficiently and intelligently integrates data from these proprietary internal databases as well as external data sources using automation, APIs, and machine learning. Our investments in robotic process automation (“RPA”), including 2,200 bots currently deployed, enable our rapid turnaround times. For example, in 2020 alone, our technology innovations drove a 10% improvement in average turnaround time for our criminal searches in the United States. Our platform prioritizes data privacy and compliance and is powered by a rigorous, automated compliance rules engine. This enables us to address each customer’s unique requirements in an efficient and automated manner while also ensuring compliance with complex data usage guidelines and regulatory requirements across global jurisdictions, industry-specific regulatory frameworks, and use cases.

Our focus on innovative products and technologies has been critical to our growth. Using agile software development methodologies, we have consistently enhanced existing products and been early to market with new and innovative products, including offerings for biometrics and identity, continuous criminal monitoring, driver onboarding, extended workforce screening, instant oral drug testing, and virtual drug testing. In addition, we continue to expand our proprietary databases that extend our competitive advantage, enhance turnaround times for customers, and offer potential future monetization upside opportunities. Our proprietary databases consist of hundreds of millions of criminal, education, and work history records. These strategic assets amassed and curated over the course of many years improve screening turnaround times and significantly reduce costs by using our internal data sources before accessing third-party data sources.

We have a strong track record of increasing market share, growing revenues, and expanding profit margins in recent years:

•	Our large, Enterprise customers have increased from 122 companies at the beginning of 2018 to 141 at the end of 2020.

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From 2018 to 2020 and despite the impact of COVID-19 on the macroeconomic environment, our revenues grew at a compound annual growth rate (“CAGR”) of 7%, all of which was organic growth from new customer wins or growth within our existing customer base. Our gross retention rate averaged approximately 95% over those three years.

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We generated net income of $34 million for the year ended December 31, 2019, and a net loss of $(60) million for the year ended December 31, 2020, on a pro forma basis to give effect to this offering and the Silver Lake Transaction. We generated a net loss of $(45) million for the three months ended March 31, 2020 on a pro forma basis to give effect to this offering and the Silver Lake Transaction, and a net loss of $(19) million for the three months ended March 31, 2021.

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Our Adjusted EBITDA was $124 million for the year ended December 31, 2019. Our Adjusted EBITDA for the year ended December 31, 2020, on a pro forma basis to give effect to this offering and the Silver Lake Transaction, was $147 million. Our Adjusted EBITDA was $27 million for the three months ended March 31, 2020 on a pro forma basis to give effect to this offering and the Silver Lake Transaction, and $37 million for the three months ended March 31, 2021.

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Driven by scale, automation, and operational discipline, our Adjusted EBITDA Margins expanded, resulting in an Adjusted EBITDA CAGR of 21% from 2018 to 2020, on a pro forma basis to give effect to this offering and the Silver Lake Transaction.

For more information about how we calculate Adjusted EBITDA, please see footnote (1) in “—Summary Historical and Pro Forma Consolidated Financial and Other Data—Adjusted EBITDA.”

Our Market Opportunity

The importance of human capital and its associated risks to brand, reputation, safety, and compliance are ever-increasing in today’s interconnected, fast-paced world. Along with broader environmental, social, and governance (“ESG”) considerations, these issues increasingly have become priorities at the highest executive and oversight levels of our customers worldwide. Key constituents, including C-Suite executives, boards of directors, external auditors, business owners, property managers, educators, volunteer organizations, and franchisors all face a heightened level of public scrutiny and accountability. Significant technological and societal trends include fraud and cyber-attacks; sexual harassment and workplace violence; and the prevalence of social media impacting companies’ brands. These have driven a significant increase in the need for screening, verifications, and ongoing monitoring. Our products and solutions have become critical tools that companies depend on to provide safe environments for their customers and workers, maintain regulatory compliance, and protect their property, reputation, and brands.

According to Stax, a global management consulting firm, the global Total Addressable Market (“TAM”) for our current products and solutions is approximately $13 billion. This includes $6 billion of current market spend and $7 billion of whitespace attributable to products and solutions may ultimately be adopted across geographies. The estimated TAM includes a $5 billion market opportunity for U.S. pre-onboarding screening; a $4 billion market for U.S. post-onboarding monitoring, resident screening, hiring tax credits, and fleet / vehicle solutions; and a $4 billion market for international pre-onboarding screening and post-onboarding monitoring. In addition, according to Stax, current market spend will grow at a long-term CAGR of 6%, fueled by increases in hiring and job churn, growing attachment rates for existing products, accelerating adoption of post-onboarding and adjacent products in the U.S., and growing overall adoption in underpenetrated international markets. Our market is also fragmented, with the top three background screening providers constituting only one-third of the market according to Stax, providing ample opportunities for us to continue to increase market share.

We believe several key trends are generating significant growth opportunities in our markets and increasing demand for our products and solutions:

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Increased Workforce Mobility and Job Turnover: Millennials represented over one-third of the U.S. workforce in 2020 and are three times as likely to change jobs as other generations in pursuit of earning higher wages, faster career development, and better workplace culture fit. In addition, as the economy evolves and resource needs differ significantly by sector, geography, and skill set, this is driving dynamism in the hiring environment.

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Increasing Use of Contingent and Flexible Workforces: Approximately 25-30% of the U.S. workforce are contingent workers, including freelancers, independent contractors, consultants, or other outsourced and non-permanent workers, and a majority of large corporations plan to substantially increase their use of a flexible workforce. When independent contractors, external consultants, and temporary workers have access to sensitive information, company facilities, or directly interact with customers, it is important for companies to screen such flexible workforce personnel diligently.

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C-Suite Focus on Safety and Reputational Risks: Screening, verifications, and compliance are mission-critical and are becoming boardroom priorities for many companies due to the brand risks and potential legal liability of hiring high-risk workers. A number of high-profile human capital-related issues have led to significant brand damage, diversion of management attention, litigation, and negative news and social media coverage for enterprises in recent years. These events reinforced the importance of our products and solutions. According to a fact sheet from the Occupational Safety and Health

Administration, approximately two million American workers are victims of workplace violence each year. Companies are increasingly expanding human resources and compliance budgets on products and solutions that help manage their potential risks and improve safety. By enhancing workplace safety, we address important social factors affecting our customers.

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Heightened Regulatory and Compliance Scrutiny: Businesses today are under intense scrutiny to comply with an ever-expanding and evolving set of global regulatory requirements that can vary by geography, industry vertical, and use case. Examples include the Foreign Corrupt Practices Act (“FCPA”), the United Kingdom Bribery Act, Fair Credit Reporting Act (“FCRA”), California Consumer Privacy Act (“CCPA”), E.U. General Data Protection Regulation (“GDPR”), the United Kingdom General Data Protection Regulation (“U.K. GDPR”), Illinois Biometric Information Privacy Act (“IBIPA”), in addition to other anti-corruption requirements with respect to anti-money laundering and politically exposed persons. These requirements are driving many companies to perform more extensive and exhaustive checks and to partner with screening providers that have the scale, scope, heightened compliance standards, and auditability that they require. Our products and solutions help strengthen companies’ corporate governance through bolstering their compliance and risk management practices.

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Growth in Post-Onboarding Monitoring: Companies are increasingly expanding their screening programs beyond a “one-and-done” pre-onboarding measure, which has historically been the norm in markets like the U.S. and U.K. We have invested in and continue to innovate our post-onboarding products and solutions and believe we are well-positioned to capture share in this growing market.

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Development of International Markets: Background screening penetration remains low in most international geographies, with a large portion of screens conducted by unsophisticated, local providers. Multinational companies are increasingly focused on systematizing and elevating their human resources policies, screening procedures, and providers globally, driving greater demand and a shift towards high-quality, compliant, and global screening providers. In addition, many non-U.S.-based companies are initiating screening programs for the first time and are seeking reliable, compliant, and high quality providers.

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Investment in Enterprise Software: Companies are increasingly investing in enterprise software to manage their businesses, including next-generation software-as-a-service solutions for Human Capital Management (“HCM”). As companies implement these systems, we believe there will be an increase in demand for screening, verification, and compliance solutions that can interface with these systems in an automated fashion to provide a seamless applicant and user experience and insights based on data analytics.

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Proliferation of Relevant Data Sources: U.S. government agencies, third-party vendors, and professional organizations are increasingly tracking and improving the quality and digitization of data in areas such as criminal, education, income history, healthcare credentials, and motor vehicle records (“MVRs”). In many other countries with limited quality and availability of reliable data, the collection, and organization of higher quality datasets has been increasing. This increasing availability of data is driving customers to rely on large-scale, sophisticated providers that can efficiently access and create insights from data sourced, aggregated, and integrated from myriad disparate sources.

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Advances in Analytics to Increase Value of Data: The increasing accessibility of robust datasets supplemented by machine learning technologies is driving heightened focus on integrating screening insights and dashboards with human resources, compliance, and security workflows. Customers often lack internal resources to develop such analytical and visualization tools, increasing demand for providers that offer these cutting-edge integrated data analytics capabilities.

Our Competitive Strengths

We believe the following competitive strengths have been instrumental in our success and position us for future growth:

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Market Leadership Built on Outstanding Customer Experience. We believe our relentless customer focus, comprehensive end-to-end product suite, advanced technology platform, proprietary databases, and intuitive consumer feel of our applications allow us to provide a differentiated value proposition and have been instrumental in establishing our market leadership. The strength of our value proposition and customer relationships are evidenced by our approximately 95% average gross retention rate from 2018 to 2020, our industry-leading NPS, and the average 12-year tenure of our top 100 customers.

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Verticalized Go-to-Market Engine and Products. Our Sales and Customer Success teams are organized by industry vertical with extensive subject-matter expertise. A deep understanding of industry-specific issues enables our Sales and Customer Success teams to upsell and cross-sell relevant products and drives rapid development of value-added, industry-specific solutions. Customer Advisory Boards, standardized customer reviews, product showcases, and continuous feedback loops across Sales, Customer Success, Product, and other functional areas, enable us to identify quickly, develop, and launch new products and solutions. We have intentionally designed our technology platform to be highly flexible, allowing our customers to configure our solutions to meet their unique requirements. For example, our home delivery companies can draw upon a tailored suite of products, including motor vehicle records monitoring, Department of Transportation (“DOT”) compliance checks, and fleet management products. We have deliberately built competencies around industry verticals that we believe are well-positioned for long-term growth, including e-commerce, essential retail, transportation and home delivery, warehousing, healthcare, technology, and staffing.

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Leading Technology & Analytics Drive Customer Value Proposition. Our strategic investments in technologies such as robotic process automation, artificial intelligence, facial recognition, and machine learning enable us to deliver superior risk management solutions with exceptional speed, accuracy, and value to our customers. Our full product suite is available on our core platform, Enterprise Advantage, which can handle large-scale order volumes with an average of 99.9% uptime. Our AI-powered applicant experience, Profile Advantage, offers an intuitive user interface with chatbots, digital camera-enabled document uploads, and embedded machine learning to reduce missing information dramatically and compress the timeframe of the entire application process. Since Profile Advantage manages a critical interaction between our customers and their applicants, we offer our customers the option to white-label the product as an extension of their own brand, enhancing applicant engagement and satisfaction during the onboarding process. We also deliver value to customers through robust analytics solutions that allow them to aggregate, analyze, and act on recruitment and screening data in real-time. This allows our customers to derive actionable insights and make critical and informed decisions to improve the performance of their organization’s recruitment, onboarding, safety, and screening programs.

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Product and Compliance Strength Across Geographies. Our global presence allows us to meet the demands of multinational customers that operate in a variety of complex regulatory and compliance regimes, such as FCRA, GDPR, DOT, data privacy regulatory changes, country-specific labor laws, and right-to-work laws. The highly fragmented international screening market historically has resulted in companies relying on multiple providers across geographies, making it difficult for them to ensure consistent and compliant global workforce standards. We have built differentiated product depth, compliance expertise, and geographic coverage, which allow our customers to unify screening programs across 200 countries and territories. In addition, we are also one of the best-suited partners to help U.S. businesses screen candidates with international backgrounds, given our access to data and ability to perform verifications internationally. Our customers turn to us as an important partner in ensuring strong corporate governance across their geographies.

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Technology-Driven Operational Excellence and Profitability. Our technology drives significant operating efficiencies by leveraging automation and end-to-end integrations that enable us to achieve the highest customer satisfaction for quality, accuracy, and turnaround time performance, which are customers’ top provider selection criteria, while maintaining strong margins. Our user-facing front-end technology creates a superior applicant experience. Our back-end technology drives operational excellence, with 2,200 active intelligent bots yielding significant improvements in speed, accuracy, and cost savings. The intelligent bots have enabled us to improve the average turnaround time for criminal searches in the U.S. by over 10% from 2019 to 2020. Driven by these efficiency gains, we achieved more than 600 basis points of Adjusted EBITDA Margin expansion from 2018 to 2020. We expect our investments in technology and automation will help drive further improvement in our long-term margin profile.

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Experienced and Visionary Management Team with Complementary Skills. Our entrepreneurial and cohesive executive team is the driving force behind our success. Our management team has driven our recent success with extensive leadership experience in risk, compliance, software, technology, and information services and outstanding cross-functional coordination abilities through both operational discipline and executing on its strategic vision. Our current management team has led our company since 2017 and in that time has driven strategic and transformational initiatives across operations, product, engineering, and sales to accelerate growth and product development. We believe our team has the strategic vision, leadership qualities, technological expertise, and operational capabilities to continue to successfully drive our growth.

Our Growth Strategy

We intend to continue to grow our business profitably by pursuing the following strategies:

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Continue to Win New Customers. We are focused on winning new customers across industry verticals, particularly those with attractive, long-term hiring outlooks such as e-commerce, essential retail, and transportation and home delivery, and sectors that are increasingly requiring deeper, more frequent checks with high compliance standards such as healthcare and technology. We are also prioritizing new verticals that align with positive secular macroeconomic trends. We focus on large Enterprise customers, which we believe are well-positioned for durable, long-term growth, have complex and diverse global operations, and, as a result, have the highest demand for our products and solutions. We believe our innovative and differentiated solutions, high-performing Sales and Customer Success teams, operational excellence, and industry-leading reputation and brand will enable us to expand our customer base successfully.

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Growth within Our Existing Customer Base through Upselling and Cross-selling. Our customers frequently begin their relationship with us by implementing a few core products and subsequently expanding their usage of our solutions platform over time to build a more comprehensive approach to screening and risk management. We drive upsell as customers extend our products and solutions to new divisions and geographies, perform more extensive screens, and purchase additional complementary pre-onboarding products. We also cross-sell additional risk mitigation and compliance solutions such as post-onboarding screening, hiring tax credits, and fleet solutions. Our Sales and Customer Success teams frequently engage with our existing customers and identify areas where we can provide additional value and products. Our deeply entrenched, dedicated Customer Success teams work closely with our customers to develop robust and rigorous compliance and risk management programs within their organizations. We believe that our total revenue opportunity with current customers is twice the size of our current revenue base when taking into account cross-selling and upselling opportunities. Revenues from cross-sell and upsell added approximately 5 and 4 percentage points to our revenue growth rate in 2019 and 2020, respectively. We will continue to hone our sales and marketing engine to increase product penetration within our existing customer base.

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Continue to Innovate Our Product Offerings. We plan to continue to expand our post-onboarding and adjacent product revenues. For example, we are currently investing in sources of recurring and subscription-based revenues such as post-onboarding monitoring solutions, software licensing, and data analytics. In addition, we are developing innovative solutions that align with our capabilities in areas such as biometric and identity verification, fraud mitigation, driver and vehicle compliance, franchise screening programs, virtual drug testing, and contingent worker screening. We will continue to invest significantly in our technology to sustain and advance our product leadership.

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Expand Internationally. We believe we are well-positioned to continue to expand into underpenetrated, high-growth international geographies. As multinational corporations increasingly systematize and elevate their human resources policies and screening providers across the globe while at the same time dealing with a growing set of local requirements, we believe we are uniquely positioned to address their global risk management and compliance requirements. The substantial majority of Enterprise customers do not currently have a single, global provider but are actively evaluating opportunities to consolidate their screening programs. We plan to continue to invest in international Sales and Customer Success to win these expansion opportunities and drive broader industry adoption.

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Selectively Pursue Complementary Acquisitions and Strategic Partnerships. Our acquisition and partnership strategy centers on delivering additional value to our customers through expanded product capabilities and industry or geographic expertise and scale. For example, in March 2021 we acquired GB Group’s screening business in the U.K., which established First Advantage as one of the largest screening providers for U.K.-based companies and organizations. As an example of one of our partnerships, Workday, Inc. is a strategic investor in our company, which provides an opportunity for additional technology and product collaboration. We intend to augment our organic growth by continuing to take a disciplined approach in identifying and evaluating potential strategic acquisition, investment, and partnership opportunities that strengthen our market positions, enhance our product offerings, strengthen our data capabilities, and/or allow us to enter new markets.

Risks Related to Our Business and this Offering

Investing in our stock involves a high degree of risk. You should carefully consider the risks described in “Risk Factors” before making a decision to invest in our common stock. If any of these risks actually occurs, our business, results of operations, and financial condition may be materially adversely affected. In such case, the trading price of our common stock may decline and you may lose part or all of your investment. Below is a summary of some of the principal risks we face:

•	The impact of COVID-19 and related risks could materially affect our results of operations, financial position, and/or liquidity.

•

We operate in a highly regulated industry and are subject to numerous and evolving laws and regulations, including those relating to consumer protection, intellectual property, cybersecurity, and data privacy, among others.

•

We rely on a variety of third-party data providers, and if our relationships with any of them deteriorate, or if they are unable to deliver or perform as expected, our ability to operate effectively may be impaired, and our business may be materially and adversely affected.

•

Negative changes in external events beyond our control, including our customers’ onboarding volumes, economic drivers which are sensitive to macroeconomic cycles, and the COVID-19 pandemic, could adversely affect us.

•	Our business, brand, and reputation may be harmed as a result of security breaches, cyber-attacks, or the mishandling of personal data.

•

Our business depends on the continued integration of our platforms and solutions with human resource providers such as applicant tracking systems and human capital management systems, as well as our relationships with such human resource providers.

•

Disruptions, outages, or other errors with our technology and network infrastructure, including our data centers, servers, and third-party cloud and internet providers, and our migration to the cloud, could have a materially adverse effect on our business.

•

If we are unable to obtain, maintain, protect, and enforce our intellectual property and other proprietary information, or if we infringe, misappropriate, or otherwise violate the intellectual property rights of others, the value of our brands and other intangible assets may be diminished, and our business may be adversely affected.

•

Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, and prevent us from meeting our obligations. As of March 31, 2021, prior to giving effect to this offering and the use of proceeds therefrom, we had approximately $764.7 million of aggregate principal amount of secured indebtedness outstanding and an additional $75.0 million of availability under our revolving credit facility. We have entered into an amendment to increase the borrowing capacity under our revolving credit facility to $100.0 million, which will become effective upon the closing of this offering.

•	Our Sponsor controls us and its interests may conflict with yours in the future.

Implications of being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements that are applicable to other companies that are not emerging growth companies. Accordingly, in this prospectus, we have (i) presented only two years of audited consolidated financial statements and only two years of selected financial data; and (ii) have not included a compensation discussion and analysis of our executive compensation programs. In addition, for so long as we are an emerging growth company, among other exemptions, we will not be required to:

•

engage an independent registered public accounting firm to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

•

disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation; or

•	submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes.”

We will remain an emerging growth company until the earliest to occur of:

•	our reporting of $1.07 billion or more in annual gross revenue;

•	our becoming a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates;

•	our issuance, in any three year period, of more than $1.0 billion in non-convertible debt; and

•	the fiscal year-end following the fifth anniversary of the completion of this initial public offering.

The Jumpstart Our Business Startups Act of 2012, or the JOBS Act, also permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to use this extended transition period under the JOBS Act, and as a result, our financial statements may not be comparable with similarly situated public companies.

Our Sponsor

Silver Lake is a global technology investment firm, with more than $79 billion in combined assets under management and committed capital and a team of professionals based in North America, Europe and Asia. Silver Lake devotes its full scope of talent and intellectual capital to the singular mission of investing in the world’s leading technology companies and tech-enabled businesses. Founded in 1999, Silver Lake leverages the deep knowledge and expertise of a global team based in Menlo Park, Cupertino, New York, London, and Hong Kong.

Our Corporate Information

We began our operations in 2003. First Advantage Corporation was incorporated in Delaware on November 15, 2019 in connection with the Silver Lake Transaction. Our principal offices are located at 1 Concourse Parkway NE, Suite 200, Atlanta, Georgia 30328. Our telephone number is (888)-314-9761. We maintain a website at fadv.com. The reference to our website is intended to be an inactive textual reference only. The information contained on, or that can be accessed through, our website is not part of this prospectus.

The Offering

Issuer	First Advantage Corporation

Common stock offered by us	19,875,000 shares

Common stock offered by the selling stockholders	5,625,000 shares

Option to purchase additional shares of common stock	We and the selling stockholders have granted the underwriters a 30-day option from the date of this prospectus to purchase up to 2,981,250 and 843,750 additional shares, respectively, of our common stock at the initial public offering price, less underwriting discounts and commissions.

Common stock to be outstanding immediately after this offering	149,875,000 shares (or 152,856,250 shares if the underwriters exercise in full their option to purchase additional shares).

Use of proceeds	The net proceeds to us from this offering will be approximately $274.0 million (or approximately $315.8 million, if the underwriters exercise in full their option to purchase additional shares) and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. For other information, see “Use of Proceeds.”

We intend to use the net proceeds to us from this offering (i) to repay $200.0 million in aggregate principal amount of outstanding indebtedness under our first lien term loan facility and (ii) for general corporate purposes. See “Use of Proceeds.”

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders in this offering, including from any exercise by the underwriters of their option to purchase additional shares from the selling stockholders. The selling stockholders will receive all of the net proceeds and bear all commissions and discounts, if any, from the sale of our common stock by the selling stockholders. See “Principal and Selling Stockholders.”

Dividend policy	We have no current plans to pay dividends on our common stock. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, including restrictions in the agreements governing our indebtedness, and other factors that our board of directors may deem relevant. See “Dividend Policy.”

Risk factors	Investing in shares of our common stock involves a high degree of risk. See “Risk Factors” for a discussion of factors you should carefully consider before investing in shares of our common stock.

Trading symbol	“FA”

Unless we indicate otherwise or the context otherwise requires, this prospectus:

•	reflects and assumes:

•	no exercise of the underwriters’ option to purchase additional shares of our common stock;

•	the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the consummation of this offering;

•	a 1,300,000-for-one forward stock split of our common stock, which occurred on June 11, 2021;

•

certain redemptions, exchanges and conversions (collectively, the “Equity Conversion”) to be made prior to the dissolution of Fastball Holdco, L.P., our current parent, which will occur immediately prior to the consummation of this offering, including the following:

•	the distribution of 130,000,000 shares of our common stock, in exchange for all outstanding Class A LP Units, Class B LP Units and Class C LP Units of Fastball Holdco, L.P.;

•	the conversion of all outstanding stock options issued by Fastball Holdco, L.P. into 3,865,509 stock options issued by us; and

•	the issuance of 3,222,790 stock options to holders of Class C LP units; and

•	reflects 353,928 shares of common stock that may be issued upon the exercise of vested stock options to be issued in the Equity Conversion, with an average weighted exercise price of $6.61;

•

does not reflect (i) 341,105 shares of common stock that may be issued upon the exercise of vested options to be issued in the Equity Conversion, with an average weighted exercise price of $15.00 or (ii) 6,393,294 shares of common stock that may be issued upon the exercise of unvested stock options to be issued in the Equity Conversion, with an average weighted exercise price of $10.42; and

•

does not reflect 12,906,264 shares of common stock reserved for future issuance pursuant to our new First Advantage Corporation 2021 Omnibus Incentive Plan (the “2021 Equity Plan”) and First Advantage Corporation 2021 Employee Stock Purchase Plan (the “ESPP”) (which excludes 3,222,790 of stock options and 2,920,946 of restricted stock awards being issued in connection with the Equity Conversion), each of which we intend to adopt in connection with this offering. See “Management—Executive Compensation—Long-Term Equity Incentive Compensation.”

SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL AND OTHER DATA

Set forth below is our summary historical consolidated financial and other data as of the dates and for the periods indicated. The summary historical financial data as of December 31, 2019 (Predecessor) and December 31, 2020 (Successor) and for the year ended December 31, 2019 (Predecessor), for the period from January 1 through January 31, 2020 (Predecessor), and for the period from February 1 through December 31, 2020 (Successor) has been derived from our audited historical consolidated financial statements included elsewhere in this prospectus. The summary historical financial data as of March 31, 2021 (Successor) and for the period from February 1, 2020 through March 31, 2020 (Successor) and for the three months ended March 31, 2021 (Successor) has been derived from our unaudited historical consolidated financial statements included elsewhere in this prospectus. The unaudited historical consolidated financial statements were prepared on a basis consistent with our audited historical consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair statement of the financial information. The results for any interim period are not necessarily indicative of the results that may be expected for the full year. In addition, the results of operations for any period are not necessarily indicative of the results to be expected for any future period.

On January 31, 2020, the Sponsor acquired substantially all of the equity interests in the Company from STG, pursuant to the Silver Lake Transaction. For the purposes of the consolidated financial data included in this prospectus, periods on or prior to January 31, 2020 reflect the financial position, results of operations, and cash flows of the Company and its consolidated subsidiaries prior to the Silver Lake Transaction, referred to herein as the Predecessor, and periods beginning after January 31, 2020 reflect the financial position, results of operations and cash flows of the Company and its consolidated subsidiaries as a result of the Silver Lake Transaction, referred to herein as the Successor. As a result of the Silver Lake Transaction, the results of operations and financial position of the Predecessor and Successor are not directly comparable.

The summary unaudited pro forma consolidated financial data presented below has been derived from our unaudited pro forma consolidated financial statements included elsewhere in this prospectus. The summary unaudited pro forma consolidated statement of operations data for the year ended December 31, 2020 and the three months ended March 31, 2020 give effect to the Silver Lake Transaction, the related refinancing, and the Offering Transactions as if they had occurred on January 1, 2020. The unaudited pro forma consolidated statements of operations for the three months ended March 31, 2021 gives effect to the Offering Transactions as if they had occurred on January 1, 2020. The unaudited pro forma consolidated statement of operations for the three months ended March 31, 2021 does not give effect to either the Silver Lake Transaction or the related refinancing as if they had occurred on January 1, 2020 because these events are already reflected for the full period presented in the historical statement of operations of the Company. The unaudited pro forma financial information includes various estimates which are subject to material change and may not be indicative of what our operations would have been had such transactions taken place on the dates indicated, or that may be expected to occur in the future. See “Unaudited Pro Forma Consolidated Financial Information” for a complete description of the adjustments and assumptions underlying the summary unaudited pro forma consolidated financial data. The unaudited pro forma consolidated financial data is included for information purposes only.

You should read the following summary financial and other data below together with the information under “Unaudited Pro Forma Consolidated Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes thereto and our unaudited consolidated financial statements and related notes thereto, each included elsewhere in this prospectus.

	Annual Periods			Interim Periods
	Predecessor		Successor	Predecessor	Successor		Pro Forma
	Year Ended December 31,	Period from January 1 through January 31,	Period from February 1 through December 31,	Period from January 1 through January 31,	Period from February 1, 2020 through March 31,	Three Months Ended March 31,	Year Ended December 31,	Three Months Ended March 31,	Three Months Ended March 31,
	2019	2020	2020	2020	2020	2021	2020	2020	2021
(In thousands, except share and per share amounts)
Statement of Operations Data
Revenues	$481,767	$36,785	$472,369	$36,785	$74,054	$132,070	$509,154	$110,839	$132,070

Operating expenses
Cost of services	245,324	20,265	240,287	20,265	36,816	65,945	260,552	57,081	65,945
Product and technology expense	33,239	3,189	32,201	3,189	4,947	10,553	35,390	8,136	10,553
Selling, general, and administrative expense	85,084	11,235	66,864	11,235	12,285	23,978	78,099	23,520	23,978
Depreciation and amortization	25,953	2,105	135,057	2,105	24,487	34,763	143,286	36,130	34,763
Total operating expenses	389,600	36,794	474,409	36,794	78,535	135,239	517,327	124,867	135,239
Income (loss) from operations	92,167	(9)	(2,040)	(9)	(4,481)	(3,169)	(8,173)	(14,028)	(3,169)

Other expense (income)
Interest expense	51,964	4,514	47,914	4,514	12,883	6,814	46,697	22,151	4,525
Interest income	(945)	(25)	(530)	(25)	(53)	(97)	(555)	(78)	(97)
Loss on extinguishment of debt	—	10,533	—	10,533	—	13,938	—	—	13,938
Transaction expenses, change in control	—	22,370	9,423	22,370	9,423	—	9,423	9,423	—
Total other expense	51,019	37,392	56,807	37,392	22,253	20,655	55,565	31,496	18,366
Income (loss) before provision for income taxes	41,148	(37,401)	(58,847)	(37,401)	(26,734)	(23,824)	(63,738)	(45,524)	(21,535)
Provision for income taxes	6,898	(871)	(11,355)	(871)	(4,920)	(4,435)	(3,871)	(1,007)	(3,847)
Net income (loss)	$34,250	$(36,530)	$(47,492)	$(36,530)	$(21,814)	$(19,389)	$(59,867)	$(44,517)	$(17,688)

Net income (loss)	$34,250	$(36,530)	$(47,492)	$(36,530)	$(21,814)	$(19,389)
Foreign currency translation adjustments	(341)	(31)	2,484	(31)	(8,659)	2,760
Comprehensive income (loss)	$33,909	$(36,561)	$(45,008)	$(36,561)	$(30,473)	$(16,629)

Per Share Data (unaudited)
Earnings (loss) per share:
Basic	$0.23	$(0.24)	$(0.37)	$(0.24)	$(0.17)	$(0.15)	$(0.40)	$(0.30)	$(0.12)
Diluted	$0.21	$(0.24)	$(0.37)	$(0.24)	$(0.17)	$(0.15)	$(0.40)	$(0.30)	$(0.12)
Weighted average shares outstanding:
Basic	149,686,460	149,686,460	130,000,000	149,686,460	130,000,000	130,000,000	149,875,000	149,875,000	149,875,000
Diluted	163,879,766	149,686,460	130,000,000	149,686,460	130,000,000	130,000,000	149,875,000	149,875,000	149,875,000

	Annual Periods			Interim Periods
	Predecessor		Successor	Predecessor	Successor		Pro Forma
	Year Ended December 31,	Period from January 1 through January 31,	Period from February 1 through December 31,	Period from January 1 through January 31,	Period from February 1, 2020 through March 31,	Three Months Ended March 31,	Year Ended December 31,	Three Months Ended March 31,	Three Months Ended March 31,
	2019	2020	2020	2020	2020	2021	2020	2020	2021
(In thousands, except share and per share amounts)

Balance Sheet Data (end of period)
Cash, cash equivalents and restricted cash	$80,746		$152,970		$129,777	$113,484			$187,481
Total assets	$544,733		$1,763,691		$1,820,939	$1,703,049			$1,777,046
Total liabilities	$638,950		$969,421		$1,011,982	$924,846			$728,838
Total (deficit) equity	$(94,217)		$794,270		$808,957	$778,203			$1,048,208

Cash Flow Data
Cash flows from operating activities	$71,583	$(19,216)	$72,851	$(19,216)	$1,698	$23,713
Cash flows from investing activities	$(17,789)	$(2,043)	$(15,569)	$(2,043)	$(1,861)	$(12,127)
Cash flows from financing activities	$(3,176)	$(11,122)	$46,404	$(11,122)	$81,757	$(50,762)
Capital expenditures	$16,703	$1,880	$15,826	$1,880	$2,567	$4,979
Purchases of property and equipment	$6,578	$951	$5,304	$951	$826	$1,443
Capitalized software development costs	$10,125	$929	$10,522	$929	$1,741	$3,536

Other Financial Data
Adjusted EBITDA(1)	$123,773	$7,022	$139,776	$7,022	$20,189	$36,590	$146,798	$27,211	$36,590
Net Income (Loss) Margin (2)	7.1%	(99.3)%	(10.1)%	(99.3)%	(29.5)%	(14.7)%	(11.8)%	(40.2)%	(13.4)%
Adjusted EBITDA Margin (3)	25.7%	19.1%	29.6%	19.1%	27.3%	27.7%	28.8%	24.6%	27.7%
Adjusted Net Income(4)	$44,932	$1,371	$63,895	$1,371	$4,637	$20,503	$73,533	$6,911	$22,083

(1)

We define Adjusted EBITDA as net income before interest, taxes, depreciation, and amortization, and as further adjusted for loss on extinguishment of debt, share-based compensation, transaction and acquisition-related charges, integration and restructuring charges, and other and non-cash charges. We describe these adjustments reconciling net income (loss) to Adjusted EBITDA in the table below.

We present Adjusted EBITDA because we believe it is a useful indicator of our operating performance. Our management uses Adjusted EBITDA principally as a measure of our operating performance and believes that Adjusted EBITDA is useful to investors because it is frequently used by analysts, investors, and other interested parties to evaluate companies in our industry. We also believe Adjusted EBITDA is useful to our management and investors as a measure of comparative operating performance from period to period.

Adjusted EBITDA is a non-GAAP financial measures and should not be considered as an alternative to net income (loss) as a measure of financial performance or cash provided by (used in) operating activities as a measure of liquidity, or any other performance measure derived in accordance with GAAP and they should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. In evaluating Adjusted EBITDA, you should be aware that in the future, we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed to imply that our future results will be unaffected by any such adjustments. Management compensates for these limitations by primarily relying on our GAAP results in addition to using Adjusted EBITDA supplementally.

Our Adjusted EBITDA measure has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	it does not reflect costs or cash outlays for capital expenditures or contractual commitments;

•	it does not reflect changes in, or cash requirements for, our working capital needs;

•	it does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	it does not reflect period to period changes in taxes, income tax expense, or the cash necessary to pay income taxes;

•	it does not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and they do not reflect cash requirements for such replacements; and

•	other companies in our industry may calculate this measure differently than we do, limiting their usefulness as comparative measures.

Because of these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to invest in business growth or to reduce indebtedness.

The following table provides a reconciliation of net income (loss) to Adjusted EBITDA for the periods presented:

	Annual Periods			Interim Periods
	Predecessor		Successor	Predecessor	Successor		Pro Forma
	Year Ended December 31,	Period from January 1 through January 31,	Period from February 1 through December 31,	Period from January 1 through January 31,	Period from February 1, 2020 through March 31,	Three Months Ended March 31,	Year Ended December 31,	Three Months Ended March 31,	Three Months Ended March 31,
	2019	2020	2020	2020	2020	2021	2020	2020	2021
(In thousands)
Net income (loss)	$34,250	$(36,530)	$(47,492)	$(36,530)	$(21,814)	$(19,389)	$(59,867)	$(44,517)	$(17,688)
Interest expense, net	51,019	4,489	47,384	4,489	12,830	6,717	46,142	22,073	4,428
Income taxes	6,898	(871)	(11,355)	(871)	(4,920)	(4,435)	(3,871)	(1,007)	(3,847)
Depreciation and amortization	25,953	2,105	135,057	2,105	24,487	34,763	143,286	36,130	34,763
Loss on extinguishment of debt	—	10,533	—	10,533	—	13,938	—	—	13,938
Share-based compensation	1,216	3,976	1,876	3,976	281	562	5,852	4,257	562

	Annual Periods			Interim Periods
	Predecessor		Successor	Predecessor	Successor		Pro Forma
	Year Ended December 31,	Period from January 1 through January 31,	Period from February 1 through December 31,	Period from January 1 through January 31,	Period from February 1, 2020 through March 31,	Three Months Ended March 31,	Year Ended December 31,	Three Months Ended March 31,	Three Months Ended March 31,
	2019	2020	2020	2020	2020	2021	2020	2020	2021
(In thousands) (continued)
Transaction and acquisition related charges(a)	$1,198	$22,840	$10,146	$22,840	$9,446	$3,984	$10,616	$9,916	$3,984
Integration and restructuring charges(b)	—	327	3,413	327	—	448	3,740	327	448
Other(c)	3,239	153	747	153	(121)	2	900	32	2
Adjusted EBITDA	$123,773	$7,022	$139,776	$7,022	$20,189	$36,590	$146,798	$27,211	$36,590

(a)

Represents charges incurred related to acquisitions and similar transactions, primarily consisting of change in control-related costs, professional service fees, and other third-party costs. Additionally, the three months ended March 31, 2021 includes incremental professional service fees incurred related to this offering.

(b)	Represents charges from organizational restructuring and integration activities outside the ordinary course of business.
(c)

Represents non-cash and other charges primarily related to litigation-related expenses related to legal exposures inherited from legacy acquisitions, foreign currency (gains) losses, and (gains) losses on the sale of assets. Additionally, the periods from February 1, 2020 through December 31, 2020 (Successor) and February 1, 2020 through March 31, 2020 (Successor) include incremental costs incurred due to COVID-19.

(2)	Represents net income (loss) divided by total revenues.

(3)	We define Adjusted EBITDA Margin as Adjusted EBITDA divided by total revenues.

(4)

We define Adjusted Net Income as net income before taxes adjusted for debt-related costs, acquisition-related depreciation and amortization, share-based compensation, transaction and acquisition-related charges, integration and restructuring charges, and other and non-cash charges, to which we then apply an effective tax rate of 26.4%, 25.7%, and 25.7% for the 2019, 2020, and 2021 periods, respectively. We describe these adjustments reconciling net income (loss) to Adjusted Net Income in the table below.

We present Adjusted Net Income because we believe it is a useful indicator of our operating performance. Our management uses Adjusted Net Income principally as a measure of our operating performance and believes that Adjusted Net Income is useful to investors because it is frequently used by analysts, investors, and other interested parties to evaluate companies in our industry. We also believe Adjusted Net Income is useful to our management and investors as a measure of comparative operating performance from period to period.

Adjusted Net Income is a non-GAAP financial measures and should not be considered as an alternative to net income (loss) as a measure of financial performance or cash provided by (used in) operating activities as a measure of liquidity, or any other performance measure derived in accordance with GAAP and they should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. In evaluating Adjusted Net Income, you should be aware that in the future, we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income should not be construed to imply that our future results will be unaffected by any such adjustments. Management compensates for these limitations by primarily relying on our GAAP results in addition to using Adjusted Net Income supplementally.

Our Adjusted Net Income measure has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	it does not reflect costs or cash outlays for capital expenditures or contractual commitments;

•	it does not reflect changes in, or cash requirements for, our working capital needs;

•	it does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	it does not reflect period to period changes in taxes, income tax expense, or the cash necessary to pay income taxes;

•	it does not reflect the impact of earnings or charges resulting from certain matters we consider not to be indicative of our ongoing operations; and

•	other companies in our industry may calculate this measure differently than we do, limiting their usefulness as comparative measures.

Because of these limitations, Adjusted Net Income should not be considered as a measure of discretionary cash available to invest in business growth or to reduce indebtedness.

The following table provides a reconciliation of net income (loss) to Adjusted Net Income for the periods presented:

	Annual Periods			Interim Periods
	Predecessor		Successor	Predecessor	Successor		Pro Forma
	Year Ended December 31,	Period from January 1 through January 31,	Period from February 1 through December 31,	Period from January 1 through January 31,	Period from February 1, 2020 through March 31,	Three Months Ended March 31,	Year Ended December 31,	Three Months Ended March 31,	Three Months Ended March 31,
	2019	2020	2020	2020	2020	2021	2020	2020	2021
(In thousands)
Net income (loss)	$34,250	$(36,530)	$(47,492)	$(36,530)	$(21,814)	$(19,389)	$(59,867)	$(44,517)	$(17,688)
Income taxes	6,898	(871)	(11,355)	(871)	(4,920)	(4,435)	(3,871)	(1,007)	(3,847)
Income (loss) before income taxes	41,148	(37,401)	(58,847)	(37,401)	(26,734)	(23,824)	(63,738)	(45,524)	(21,535)

Debt-related costs(a)	3,174	11,102	3,242	11,102	578	14,911	9,207	7,116	14,749
Acquisition-related depreciation and amortization(b)	11,074	848	125,419	848	22,791	31,512	132,391	33,177	31,512
Share-based compensation	1,216	3,976	1,876	3,976	281	562	5,852	4,257	562

	Annual Periods			Interim Periods
	Predecessor		Successor	Predecessor	Successor		Pro Forma
	Year Ended December 31,	Period from January 1 through January 31,	Period from February 1 through December 31,	Period from January 1 through January 31,	Period from February 1, 2020 through March 31,	Three Months Ended March 31,	Year Ended December 31,	Three Months Ended March 31,	Three Months Ended March 31,
	2019	2020	2020	2020	2020	2021	2020	2020	2021
(In thousands)
(continued)
Transaction and acquisition related charges(c)	1,198	22,840	10,146	22,840	9,446	3,984	10,616	9,916	3,984
Integration and restructuring charges(d)	—	327	3,413	327	—	448	3,740	327	448
Other(e)	3,239	153	747	153	(121)	2	900	32	2
Adjusted income before income taxes	61,049	1,845	85,996	1,845	6,241	27,595	98,968	9,301	29,722

Adjusted income taxes(f)	16,117	474	22,101	474	1,604	7,092	25,435	2,390	7,639
Adjusted Net Income	$44,932	$1,371	$63,895	$1,371	$4,637	$20,503	$73,533	$6,911	$22,083

(a)	Represents the loss on extinguishment of debt and non-cash interest expense related to the amortization of debt issuance costs for the financing for the Silver Lake Transaction.
(b)	Represents the depreciation and amortization expense related to intangible assets and developed technology assets recorded due to the application of ASC 805, Business Combinations.
(c)

Represents charges incurred related to acquisitions and similar transactions, primarily consisting of change in control-related costs, professional service fees, and other third-party costs. Additionally, the three months ended March 31, 2021 includes incremental professional service fees incurred related to this offering.

(d)	Represents charges from organizational restructuring and integration activities outside the ordinary course of business.
(e)

Represents non-cash and other charges primarily related to legal exposures inherited from legacy acquisitions, foreign currency (gains) losses, and (gains) losses on the sale of assets. Additionally, the periods from February 1, 2020 through December 31, 2020 (Successor) and the period from February 1, 2020 through March 31, 2020 (Successor) include incremental costs incurred due to COVID-19.

(f)

Effective tax rates of 26.4%, 25.7%, and 25.7% have been used to compute Adjusted Net Income for the 2019, 2020, and 2021 periods, respectively. As of December 31, 2020, we had net operating loss carryforwards of approximately $197,607, $166,196, and $35,992 for federal, state, and foreign income tax purposes, respectively, available to reduce future income subject to income taxes. As a result, the amount of actual cash taxes we pay for federal, state, and foreign income taxes differs significantly from the effective income tax rate computed in accordance with GAAP and from the normalized rate shown above.

RISK FACTORS

You should carefully consider the following risks before you decide to purchase our common stock. If any of the following risks actually occur, our business, results of operations, and financial condition could be materially adversely affected, the value of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

The impact of COVID-19 and related risks have affected and may continue to materially affect our business, results of operations, financial position, and/or liquidity.

The COVID-19 pandemic and the ensuing actions that various governments have taken in response have created significant worldwide uncertainty, volatility, and economic disruption. The COVID-19 pandemic has adversely impacted certain aspects of our business. The extent to which it will continue to do so will depend on a number of factors, many of which are highly uncertain, evolving, and beyond our control. These factors include, but are not limited to: (i) the duration and scope of the pandemic; (ii) governmental, business, and individual actions that have been and will continue to be taken in response to the pandemic, including travel restrictions, quarantines, social distancing, work-from-home and shelter-in-place orders, regulatory oversight and developments, and government shutdowns; (iii) the impact on the U.S. and global economies and the timing and rate of economic recovery, including the extent and duration of such impact on hiring and jobs; and (iv) impacts on the operations of our customers’ industries and individual businesses.

As the COVID-19 pandemic continues and any associated protective or preventative measures and related legislation continue to be put in place or modified and adjusted in the United States and around the world, we may experience disruptions to our business. Risks presented by the ongoing effects of COVID-19 include the following:

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Operational Disruptions. Due to the closure of courthouses and public record information sources at the onset of the COVID-19 outbreak, many data sources were not available or current as workers were unable to access and update them. In some instances, where public record information was not digitized or available through electronic means, certain information and reports were inaccessible as they had to be retrieved in person. In certain courthouses around the country and other instances where public record information was only available through manual retrieval, and those data sources were closed due to COVID-19 measures, information could not be retrieved or was delayed in being retrieved in order to fulfill background screening orders. This resulted in longer turnaround times, and depending on our customers’ preferences, delayed or required modification of customer deliverables.

In addition, while our experience with remote work thus far has not produced significant obstacles, our operations could be disrupted if key members of our senior management or a significant percentage of our workforce or the workforce of our vendors are unable to continue to work because of illness or otherwise.

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Customers. Certain of our existing customers reduced hiring, implemented hiring freezes, and/or modified their background screening programs due to declining business conditions, which has resulted in decreased demand and spending on our products. Our customers may continue to take such actions and, depending on the duration of the COVID-19 pandemic, could also cease their business operations on a temporary or permanent basis. Certain sectors such as travel, live entertainment, dining, and non-essential retail, have been especially impacted by the pandemic. While the decrease in demand from customers in such sectors has been offset by increased demand from our customers in other sectors such as e-commerce, essential retail, and transportation and home delivery, such other industries may experience downturns in the future. In addition, demand for our products and solutions from our international customers has generally been more impacted by the ongoing effects of the COVID-19 pandemic than demand from our U.S. customers. In addition, because many of our existing and potential customers are also operating from a similar remote environment, we may face difficulties maintaining relationships with our current customers and winning new customers in the same manner

•

as we would have operated before the outbreak of COVID-19. For example, we have been unable to attend or present at various tradeshows and conferences as we did before the outbreak of the pandemic, and the limitations of travel have impacted our ability to visit customer locations.

•

Increased Expenses. We have incurred incremental costs in connection with the COVID-19 pandemic, including costs related to furloughs and severance, increased overtime, and personal protective equipment. Additionally, certain of our expenses, such as office space leases and software, are not variable with revenues and will continue regardless of the level of our activity or employee base.

•

Heightened Operational Risks. Because our remote working arrangements are necessarily more reliant on our employees’ internet and telecommunications access and capabilities, if our employees or we experience difficulties with technology and data and/or network security (including as a result of cyber-attacks), our operations could be disrupted and our ability to conduct our business could be negatively impacted.

These and other disruptions related to COVID-19 could continue to materially and adversely affect our business, financial condition, results of operations, and cash flows. In addition, COVID-19 may exacerbate the other risks described below, including being restricted in the use of certain data for screening purposes or the completion of certain screens, as a result of customer or other external mandates.

We operate in a highly regulated industry and are subject to numerous and evolving laws and regulations.

As a global provider of technology solutions for screening and verifications, we are subject to numerous and evolving international, federal, state, and local laws and regulations, including, without limitation, in the areas of consumer protection, privacy, and data protection. See “Business—Government Regulations”. We expect that these laws and regulations will continue to evolve, change, and expand and, in most instances, become more stringent and complex with time. Compliance with these laws and regulations requires significant expense and resources, which could increase significantly as these laws and regulations evolve. Further, regulations are often the product of administrative interpretation and judicial construction, which could result in inconsistent implementation across jurisdictions. We must reconcile the many potential differences between the laws and regulations among the various domestic and international jurisdictions that may be involved in the provision of our solutions. A failure to identify, comply, and reconcile the many laws and regulations we are subject to could result in the imposition of penalties and fines, restrictions on our operations, breach of contract or indemnification claims against us, loss of revenues, and could otherwise adversely affect our business, results of operations, and financial condition. Further, we acquired a company in 2013 that was subject to multiple FTC consent decrees that had been imposed on it in the years prior to our acquisition and to which we now remain subject. The consent decrees require us to comply with the Fair Credit Reporting Act (“FCRA”) and to maintain a comprehensive information security program to be audited biennially. Under these circumstances, failure to comply with the decrees and/or relevant law or regulations may subject us to increased risk.

Changes in laws, regulations, and the interpretation of such laws and regulations on both the state and federal level could also affect certain of our businesses and result in restrictions on our ability to offer certain products and solutions. For example, numerous states have implemented fair chance hiring laws that prohibit employers from inquiring or using an applicant’s criminal history to make employment decisions. Many states have in recent years amended their fair chance laws to increase the restrictions on the use of such data. In addition, under the FCRA in the United States, both our customers and we are required to comply with many requirements under the FCRA as well as state-level laws regarding the use and delivery of consumer reports. The enactment of new restrictive legislation and the requirements, restrictions, and limitations imposed by changing interpretations and court decisions on such laws and regulations could prevent our customers from using the full functionality of our products, which may reduce demand for our products and solutions. We could also be required to adapt our products to meet these evolving and complex requirements, such as adding or changing disclosures, authorizations, or forms provided to applicants. In addition, we believe it is critical for us to keep abreast of evolving laws and interpretations in applicable jurisdictions and inform our customers of changes to their ability to use our products and solutions and their and our obligations. These efforts require time, expense, and resources, and in some instances, reliance on third parties such as law firms and trade associations.

If regulatory regimes continue to heighten their scrutiny over personal data and data security, it could lead to increased restrictions, loss of revenue opportunity, greater costs of compliance, and lost efficiency.

Our products and solutions are subject to various complex laws and regulations governing cybersecurity, privacy, and data protection on the federal, state, and local levels, and in foreign jurisdictions. The regulatory framework for privacy issues is rapidly evolving and is likely to remain uncertain and inconsistently enforced for the foreseeable future. Many federal, state, and foreign governmental bodies and agencies have adopted or are considering adopting laws and regulations regarding collecting, processing, handling, maintenance, storage, use, disclosure, and transmission of personal and other sensitive information. A growing trend of regulation in this area provides for mandatory consumer notification should the unauthorized access of consumer information occur, and further expansion of requirements is possible. It is possible that these restrictions could limit our service offerings, reduce our profitability, or otherwise materially and adversely affect our ability to conduct our business or to do so economically. Further, if our practices or products are perceived to constitute an invasion of privacy, we may be subject to increased scrutiny and public criticism, litigation, and reputational harm, which could disrupt our business and expose us to liability. Given the nature of our business and the volume of our operations, it is possible for breaches to occur, whether intentionally from hackers or unintentionally, if we inadvertently send or otherwise make available information to an unauthorized recipient.

We are subject to many cybersecurity, privacy, and data protection laws in the United States and around the world. In the United States, we are subject to numerous federal and state laws governing the collection, processing, use, transmission, disclosure, and sale of personal data (which may also be referred to as personal information, personally identifiable information, and/or non-public personal information). For example, the California Consumer Privacy Act (“CCPA”) went into effect on January 1, 2020, and established a new privacy framework for covered businesses such as ours. Further, in November 2020, California voters passed the California Privacy Rights and Enforcement Act of 2020 (“CPRA”), which further expands the CCPA with additional data privacy compliance requirements that may impact our business, and establishes a regulatory agency dedicated to enforcing those requirements. It remains unclear how various provisions of the CCPA and CPRA will be interpreted and enforced. In addition, on March 2, 2021, Virginia enacted the Virginia Consumer Data Protection Act (“CDPA”), a comprehensive privacy statute that shares similarities with the CCPA, CPRA, and legislation proposed in other states. The CDPA may require us to incur additional costs and expenses in an effort to comply with it before it becomes effective on January 1, 2023. Other states also have or are in the process of imposing similar privacy obligations. Recent laws such as the Biometric Information Privacy Act in Illinois have also restricted the use of biometric information. Such laws and regulations require us to continuously review our data processing practices and policies, may cause us to incur substantial costs with respect to compliance, and could require us to adapt our products and solutions, which may reduce their utility to our customers.

In addition, outside the United States, we are subject to foreign rules and regulations. For example, we are subject to enhanced compliance and operational requirements under the General Data Protection Regulation (“GDPR”), which expanded the scope of data protection in the European Union (“E.U.”) to foreign companies who process the personal data of E.U. residents, imposed a strict data protection compliance regime with stringent penalties for noncompliance and included new rights for data subjects such as the “portability” of personal data. In particular, under the GDPR, fines of up to 20 million euros, or up to 4% of the annual global revenue of the noncompliant company, whichever is greater, could be imposed for violations of certain of the GDPR’s requirements. If we were found to be in breach of the GDPR, the potential penalties we might face could have a material adverse impact on our business, financial condition, results of operations, and cash flows. Compliance with the GDPR requires time and expense and may require us to make changes to our business operations.

While the GDPR applies uniformly across the E.U., each E.U. member state is permitted to issue nation-specific data protection legislation, which has created inconsistencies on a country-by-country basis. The decision by the U.K. to leave the E.U. (“Brexit”) has created further uncertainty and could result in the application of new data privacy and protection laws and standards to our operations in the U.K., our handling of personal data of users located in the U.K., and transfers of personal data between the E.U. and U.K. While the United Kingdom General Data Protection Regulation (“U.K. GDPR”) largely mirrors the GDPR, it has yet to be determined which legal mechanisms will be required to transfer personal data from the E.U. to the U.K. under the GDPR. In addition, Brexit and the subsequent implementation of the U.K. GDPR will expose us to two parallel data protection regimes, each of which potentially authorizes similar significant fines and other potentially divergent enforcement actions for certain violations. On December 24, 2020, the U.K. and E.U. entered into a Trade and Cooperation Agreement. The Trade and Cooperation Agreement provides for a transitional period during which the U.K. will be treated as an E.U. member state in relation to processing and transfers of personal data for four months from January 1, 2021. This may be extended by two further months. After such period, the U.K. will be a “third country” under the GDPR unless the European Commission adopts an adequacy decision in respect of transfers of personal data to the U.K. In addition, on July 16, 2020, the European Court of Justice invalidated the E.U.-U.S. Privacy Shield Framework, a mechanism under which personal data could be transferred from the European Economic Area (“EEA”) to U.S. entities that had self-certified under the Privacy Shield Framework. The Court also called into question the Standard Contractual Clauses (“SCCs”), noting adequate safeguards must be met for SCCs to be valid. European regulatory guidance regarding these issues continues to evolve, and E.U. regulators across the E.U. Member States have taken different positions regarding continued data transfers to the United States. In the future, SCCs and other data transfer mechanisms will face additional challenges. Given that we had self-certified under the Privacy Shield Framework, these recent developments require us to review and amend the legal mechanisms by which we make and/or receive certain personal data transfers to the United States and other jurisdictions.

The effects of U.S. state, U.S. federal, local, and international laws and regulations that are currently in effect or that may go into effect in the future are significant and may require us to modify our data processing practices and policies, cease offering certain products and solutions, and incur substantial costs and potential liability in an effort to comply with such laws and regulations. Any actual or perceived failure to comply with these and other cybersecurity, privacy, and data protection laws and regulations could result in regulatory scrutiny and increased exposure to the risk of litigation or the imposition of consent orders, resolution agreements, requirements to take particular actions with respect to training, policies or other activities, and civil and criminal penalties, including fines, which could have an adverse effect on our business, results of operations, and financial condition. Moreover, allegations of non-compliance, whether or not true, could be costly, time-consuming, and distracting to management and cause reputational harm.

Failure to comply with anti-corruption laws and regulations could have an adverse effect on our business.

We are subject to evolving anti-corruption laws, economic and trade sanctions, and anti-money laundering rules in several jurisdictions in which we operate, including the United States Foreign Corrupt Practices Act and the U.K. Bribery Act. The evolution of this regulatory regime has generally brought about more aggressive investigations and enforcement, which, if targeted towards us, could materially adversely impact our business. We have policies and procedures in place to assist us with monitoring the evolution of these laws and ensuring our ongoing compliance. We are continuously in the process of reviewing, upgrading, and enhancing these protocols. However, we cannot guarantee that our employees, consultants, or agents will not take actions that amount to a violation of these laws and regulations for which we may be ultimately responsible or that our policies and procedures will be adequate in protecting us from liability. Further, our services agreements with several customers contain contractual provisions mandating our ongoing compliance with applicable anti-corruption, economic, and trade sanctions or anti-money laundering laws or regulations. If we are deemed to be in violation of any such rules, our business activities could be restricted or terminated. In addition, we could face civil and criminal penalties, including fines, which could damage our reputation and customer relationships and materially impact our results of operation or financial condition.

Macroeconomic factors beyond our control, including the state of the economy, impact demand for our products and solutions.

Our results of operations are materially affected by the U.S. and global economic conditions, including the economic downturn following the recent and ongoing COVID-19 pandemic. Global credit and capital markets have experienced unprecedented volatility and disruption. Consumer confidence and spending have decreased while rates of unemployment and underemployment have increased. A substantial majority of our revenues are derived from pre-onboarding screening products, which is heavily influenced by hiring volumes. The businesses of some of our largest customers and their decision to hire depend in part on favorable macroeconomic conditions, including consumer spending, the general availability of credit, the level and volatility of interest rates, and inflation levels. To the extent these macroeconomic factors are at suboptimal levels, our existing and potential customers could delay or defer onboarding new or replacement workers, lay off existing workers to reduce headcount, or seek to decrease spending on their screening programs. As a result, our products could face reduced demand and our business, results of operations, and financial condition could be harmed. Similarly, demand for our tenant screening products is subject to trends in real estate rental markets, which may be affected by macroeconomic factors beyond our control, including housing markets, stock market volatility, recession, job losses and unemployment levels, debt levels, and uncertainty about the future.

We may not be able to identify and successfully implement our growth strategies on a timely basis or at all.

We cannot guarantee that we will succeed in appropriately identifying and successfully executing our strategic plans to grow our businesses, and our inability to do so may be the result of external factors beyond our control. Our ability to grow our business will depend, in large part, on our ability to further penetrate our existing markets, attract new customers, and identify and effectively invest in growing industry verticals. The success of any enhancement of our current products and solutions or any new product or solution depends on several factors, including the timely completion, introduction, and market acceptance of enhanced or new products and solutions, adaptation to new industry standards and technological changes, the ability to maintain and to develop relationships with third parties, and the ability to attract, retain, and effectively train sales and marketing personnel. Our growth could be limited if we fail to innovate or adapt to market trends and product innovations adequately. Any new products and solutions we develop or acquire may not be introduced in a timely or cost-effective manner and may not achieve the market acceptance necessary to generate significant revenues, and any new markets in which we attempt to sell our products and solutions, including new countries or regions, may not be receptive or implementation may be delayed. Our future growth will be adversely affected if we do not identify and invest in faster-growing industry verticals. In addition, any expansion into new markets will require an investment in the continuous monitoring of local laws and regulations, which increases our costs and the risk of the products or service failing to comply with such local laws or regulations. We may also incur costs associated with such plans that are above anticipated amounts.

To successfully manage our growth, we will also need to maintain appropriate staffing levels and update our operating, financial and other systems, procedures, and controls accordingly. Our efforts to grow our business and execute our business strategy may place significant demands on and strain our personnel and organizational structure, including our management, staff, and information systems. If we fail to effectively manage our growth, our business, results of operations, and financial condition could be materially adversely affected.

Disruptions at our Global Operating Center and other operational sites could adversely impact our business.

Our Global Operating Center in Bangalore, India provides critical support for our operations by processing screening requests, undertaking a manual review of records and verifications work, handling certain customer calls and interactions, and completing certain internal shared service support functions. We also have other important operational sites, including Fishers, Indiana; Bolingbrook, Illinois; Atlanta, Georgia; Manila, Philippines; and Mumbai, India. If our operations at our Global Operating Center or such other sites are disrupted, even for a brief period of time, whether due to malevolent acts, defects, computer viruses, climate change, natural disasters such as earthquakes, fires, hurricanes or floods, power telecommunications failures, or other external events beyond our control, it could result in interruptions in service to our customers, damage to our reputation, harm our customer relationships, and reduced revenues and profitability. In addition, strikes, wars, terrorism, and other geopolitical unrest could cause disruptions in our business and lead to interruptions, delays, or loss of critical data. We may not have sufficient protection on recovery plans in certain circumstances, such as a significant natural disaster, and our business interruption insurance may be insufficient to compensate us for losses that occur. In the case of such an event, customers could elect to terminate our relationship, delay or withhold payment to us, or even make claims against us.

Any damage to our reputation or our brand could adversely affect our business, financial condition, and results of operations.

Developing, protecting, and maintaining our strong reputation among customers, applicants, and third-party partners and vendors is critical to our success. The importance of our brand may increase if competitors offer more products similar to ours or if more competitors enter the market. Our brand may suffer if our service quality declines or if our customer initiatives are not successful. Additionally, the successful protection and maintenance of our brand will depend on our ability to obtain, maintain, protect, and enforce trademark and other intellectual property protection for our brand. If we fail to successfully promote, protect, and maintain our brand, we may lose our existing customers to our competitors or be unable to attract new customers.

The value of our intellectual property and other proprietary rights associated with our brand could diminish if others assert rights in or ownership of trademarks or service marks that are similar to our trademarks or service marks. Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. Opposition or cancellation proceedings may be filed against our trademarks, which may not survive such proceedings. We may be unable to prevent competitors or other third parties from acquiring or using trademarks or service marks that are similar to, infringe upon, misappropriate, dilute, or otherwise violate or diminish the value of our trademarks and service marks, thereby impeding our ability to build brand identity and possibly leading to market confusion. Damage to our reputation or our brand or loss of confidence in our products and solutions could result in decreased demand for our products and solutions, and our business, financial condition, and results of operations may be materially adversely affected.

To the extent our customers reduce their operations, downsize their screening programs, or otherwise demand fewer of our products and solutions, our business could be adversely impacted.

Demand for our products and solutions is subject to our customers’ continual evaluation of their need for our products and solutions and is impacted by several factors, including their budget availability, hiring, and workforce needs, and a changing regulatory landscape. Demand for our offerings is also dependent on the size of our customers’ operations. Our customers could reduce their operations for a variety of reasons, including general economic slowdown, divestitures and spin-offs, business model disruption, poor financial performance, or as a result of increasing workforce automation. Demand for drug screenings may decline as a result of evolving U.S. drug laws. For example, the legalization of cannabis in several U.S. states has led to a decrease in orders for marijuana screenings. Our revenues may be significantly reduced should our customers decide to downsize their screening programs or take such programs in-house.

We operate in a penetrated and competitive market.

The global market for our screening, verifications, and adjacent products is fragmented and competitive. Our competitors vary based on customer size, industry vertical, geography, and product focus. We compete with large players with broad capabilities and product suites, vertical-focused specialist firms that target customers operating in select industries, mid-size players, competitors that serve small and medium-sized business (“SMB”) customers as well as smaller companies serving primarily local businesses. Some competitors are aligned to a specific product in certain pre-onboarding product lines, such as drug / health screening and executive screening. In our adjacent products market, we compete with certain companies specializing in fleet / vehicle compliance, resident / tenant screening, hiring tax credit screening, and pre-investment screening.

New entrants to the market have in the past emerged, both as start-ups as well as participants in adjacent sectors such as applicant tracking systems and payroll processing companies that seek to integrate background screening into their onboarding products and solutions, and may emerge in the future, which would further increase competition. Additionally, our customers may also decide to insource work that has been traditionally outsourced to us.

In our competitive market environment, we primarily compete on the basis of brand and awareness, accuracy, turnaround time, and price. We must continue to innovate and ensure market acceptance of our products and solutions in order to maintain and grow our business and market share. We are continually subject to the risk that our competitors may develop products and technologies that are superior to ours or achieve greater market acceptance than ours. Continuing strong competition could result in pricing pressure, increased sales and marketing expenses, loss of customers, and greater investments in research and development, each of which could negatively impact our results of operations. The revenues of our competitors and the resources they have available vary depending on size, specialty, and geographic footprint. Some competitors may be able to allocate resources more efficiently than we can or anticipate and respond to existing and emerging market trends, customer preferences, and technologies due to their size and resources. If we fail to compete successfully, our business, financial position, and results of operations could be materially and adversely affected.

We are not guaranteed exclusivity or volumes in our contracts with our customers.

We enjoy long-standing relationships with many of our customers, but our customer contracts and services agreements do not typically require our customers to use our products exclusively or commit to minimum engagement or order volumes. As a result, we rely on our customers’ continuing demand for our products and solutions, our technology, our value proposition, and our brand and reputation to compete. Our customers can stop doing business with us for any reason at any time with minimal notice and without penalty, which they may leverage to renegotiate our arrangements on terms less favorable to us. The loss of a significant customer or any reduced demand for our products and solutions by our customers, especially our large customers, would have a negative impact on our business. For the year ended December 31, 2020, on a pro forma basis to give effect to this offering and the Silver Lake Transaction, we had one customer who accounted for approximately 12% of our revenues. For the three months ended March 31, 2021, there were no customers who accounted for more than 10% of our revenues. We cannot guarantee that we will maintain relationships with any of our customers on acceptable terms or at all or retain, renew or expand upon our existing agreements. The failure to do so could negatively affect our business, financial condition, and results of operations.

We rely on third-party data and service providers. If they are unable to deliver or perform as expected, our ability to operate effectively may be impaired, and our business may be materially and adversely affected.

We rely extensively on data, information, and services provided by or derived from a variety of external sources, including our suppliers, customers, strategic partners, various public filings, credit bureaus, publicly available information, and government authorities. Our suppliers could at any point decline to continue providing data, provide untimely or inaccurate data or increase the costs for their services. It may not be possible for us to recover any or all of the costs of any increases in fees by passing such costs along to our customers. If we try to do so, it could have a negative impact on customer relationships. Our suppliers could also request or require us to enter into minimum order contracts with clawback enforcement provisions. Some suppliers, such as certain criminal data suppliers and drug testing laboratories and collection sites we use, are also owned or may in the future be acquired by one or more of our competitors, which could make us especially vulnerable to unforeseen price increases or outright declinations to continue our relationships. Because our agreements with third-party data providers are generally non-exclusive, we are subject to the risk they may choose to enter into an exclusive arrangement with one of our competitors or maintain an exclusive proprietary database that is not shared with us. These risks could be exacerbated if our customers request we engage with a particular provider for their orders. We cannot guarantee that we will be able to identify and engage replacement providers on acceptable terms or obtain data from alternative sources in the event our suppliers are no longer able or are unwilling to provide us with certain data or services. If we were to lose access to external data or if our access or use were restricted or were to become less economical or desirable, our ability to timely complete requested services and products at a level of quality acceptable to our customers could be negatively impacted, which could adversely affect our business, results of operations and financial condition.

Data collection and verification by screening providers is dependent on access to databases run by government and law enforcement agencies, including the Federal Bureau of Investigation, state, and federal courthouses, and records systems. If we were to lose or face diminished access to one or more of these data sources, or if government personnel were unable or unwilling to access these data sources on our behalf, our operations could be negatively impacted, and our sales could suffer. Such interruptions result from government shutdowns or slowdowns, such as those that recently occurred during the COVID-19 pandemic, changing laws and regulations, or natural disasters such as earthquakes, hurricanes, or floods. For example, after Hurricane Maria in 2017, certain government and court records in Puerto Rico were unavailable or not updated for an extended period of time. The inability to access or a delay in accessing essential information could result in lengthened and unsatisfactory turnaround times or our inability to offer certain of our products and solutions.

Due to the sensitive and privacy-driven nature of our products and solutions, we could face liability and legal or regulatory proceedings, which could be costly and time-consuming to defend and may not be fully covered by insurance.

The nature of the products and solutions we provide and the information and data collected, processed, transmitted, disclosed, used, and reported by us (including personal information, confidential information, and other sensitive and/or regulated information) subjects us to potential liability from customers, consumers, data subjects, third parties, and government authorities relating to claims of legal or regulatory non-compliance, defamation, invasion of privacy, false light, negligence, intellectual property infringement, misappropriation or other violation and/or other related causes of action. Such liability may depend on actions or events beyond our control, such as how our customers use the information we provide or the veracity of the data we are provided by third parties. For example, we may from time to time be subject to legal claims by applicants for allegedly failing to comply with the FCRA in relation to issues regarding the accuracy of our reports. Likewise, our customers may seek indemnification for losses allegedly caused by negligent hiring or retention by asserting our reports failed to disclose information that would have resulted in an adverse employment decision had it been reported. Such lawsuits and other proceedings could divert resources from our management and potentially subject us to equitable remedies. In addition, punitive damages are available as a remedy under the FCRA, which we are subject to and are generally not covered by insurance. We may also face adverse publicity in connection with such incidents, which could have a negative effect on our reputation and business.

Disruptions with our technology and network infrastructure, including our data centers, servers, and third-party cloud and internet providers, and our migration to the cloud, could have an adverse impact on our business.

Our operating model depends on the efficient and unimpeded operation of our global technology platform and data processing systems. We currently operate data centers and servers around the world. We also rely on our third-party cloud providers to host our websites, databases, and web-based services. Our property and business interruption insurance coverage may not be adequate to fully compensate us for losses that may occur. Severe impairment or total destruction of our data centers could occur, and recovery could be difficult and may not be possible at all. In the event of an accessibility outage or other incident at our data centers or with respect to our third-party cloud providers, our operations could be disrupted, data could be lost, our systems or the quality of our products and solutions could be compromised, and we could suffer financial loss, reputation damage, potential liability, or customer loss, any of which could have an adverse impact on our business, results of operations, and financial condition. Such outages may be impossible to predict, plan for, or avoid.

Because we rely on such third-party cloud providers, we are subject to risks that we can neither control nor mitigate, including their vulnerability to damage from climate change, earthquakes, hurricanes, floods, acts of terrorism, power loss, telecommunications and other service failures, break-ins, human error, and similar events. Our current or future third-party cloud providers could decide to close their facilities without adequate notice or otherwise cease doing business with us. We cannot guarantee that our current or future third-party cloud providers will keep up with our increasing capacity needs or customer demand. In addition, our users depend on internet service providers, online service providers, and other website operators for access to our systems. These providers could experience outages, delays, and other difficulties due to system failures unrelated to our systems, events which are beyond our control, or mitigation. Any changes in service levels by our current or future third-party cloud providers could result in loss or damage to our stored information and result in operational delays. Any of these events could seriously harm our business, results of operations, and financial condition.

We are currently transitioning towards hosting certain of our technology platform on cloud-based technology. This transition is complex and will require significant changes to our platforms. Scaling and adapting our technology will require a significant lead time and investment in financial and human capital. We cannot guarantee that this transition will be without operational interruptions or other forms of disruption, including loss of information, delayed turnaround times, and deficiencies in our design, implementation, or maintenance of the system. If we experience outages or interruptions in the products and solutions we provide for extended periods of time, our customers could face accessibility issues which would have an adverse impact on our business, results of operations, and financial condition.

Our business, brand, and reputation may be harmed as a result of security breaches, cyber-attacks, employee or other internal misconduct, computer viruses, or the mishandling of personal data.

Our products entail the collection, use, processing, disclosure, storage, and transmission of personal information, confidential information, and other sensitive and/or regulated information of individuals, including personal data.

In general, we utilize encryption and other technologies designed to provide system security for the transmission of confidential or personal data. There is no assurance that our use of applications and other technologies designed for data security, or that of our third-party vendors and service providers, will effectively counter security risks from hackers, computer viruses, and/or other intrusions or incidents. If one of more of our or our vendors’ facilities, computer networks, or databases were to experience a security breach, we could face a risk of loss of, or unauthorized access to and use of, personal data, confidential information, and other sensitive and/or regulated data, which could harm our business and reputation and result in a loss of customers or the imposition of fines or other penalties by governmental agencies, in addition to potential legal claims by our customers and their applicants and employees. Although we have put in place a number of controls and automated redundancies, our protocols and processes can also be violated due to human error, including as a result of phishing and other attempts by others to fraudulently induce the improper disclosure of sensitive information.

The techniques utilized and planned by hackers, bad actors, and other unauthorized entrants are varied and constantly evolving and may not be detected until a breach has occurred. As a result, despite our efforts, it may be difficult or impossible for us to implement measures that fully prevent such attacks or react in a timely manner. Unauthorized parties may in the future attempt to gain access to our systems or facilities through various means, including, among others, hacking into our or our consumers’ systems or facilities, or attempting to fraudulently induce our employees, consumers or others into disclosing usernames, passwords, or other sensitive information, which may, in turn, be used to access our information technology systems and gain access to our data or other confidential, proprietary, or sensitive information. Such efforts may be state-sponsored and supported by significant financial and technological resources, making them even more difficult to detect and prevent.

Further, certain of our employees have access to sensitive information about the applicants whom we perform background screenings and verifications on. In addition, certain of our third-party service providers and vendors have access to limited portions of our IT systems and may also be subject to such attempts, which then can be used to attempt to infiltrate our systems. Because we do not control our vendors or the processing of data by our vendors, other than through our contractual relationships, our ability to monitor our vendors’ data security may be very limited such that we cannot ensure the integrity or security of measures they take to protect and prevent the loss of our or our consumers’ data. As a result, we are subject to the risk that cyber-attacks on, or other security incidents affecting, our vendors may adversely affect our business even if an attack or breach does not directly impact our systems. It is also possible that security breaches sustained by, or other security incidents affecting, our competitors could result in negative publicity for our entire industry that indirectly harms our reputation and diminishes demand for our products and solutions.

Furthermore, federal and state regulators and many federal and state laws and regulations require notice of certain data security breaches that involve personal information, which, if applicable, could lead to widespread negative publicity, which may cause our customers to lose confidence in the effectiveness of our data security measures. In addition, we may incur significant costs and operational consequences in connection with investigating, mitigating, remediating, eliminating, and putting in place additional measures designed to prevent future actual or perceived security incidents, as well as in connection with complying with any notification or other obligations resulting from any security incidents.

Our insurance policies may not be adequate to reimburse us for losses caused by security breaches, and we may not be able to collect fully, if at all, under these insurance policies. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect our business. Furthermore, we cannot be certain that insurance coverage will continue to be available on acceptable terms or at all, or that the insurer will not deny coverage as to any future claim.

If we are unable to fully protect the security and privacy of our data and electronic transactions, or if we or our third-party service providers are unable to prevent any data security breach, incident, unauthorized access, and/or misuse of our information by our customers, employees, vendors, or hackers, it could result in significant liability (including litigation and regulatory actions and fines), cause lasting harm to our brand and reputation, and cause us to lose existing customers and fail to win new customers.

If we fail to continue to integrate our platforms and solutions with that of human resource software providers or if our relationships with human resource software providers deteriorate, our business could be adversely affected.

We partner with many third-party human resource software providers, including applicant tracking systems and human capital management systems, to ensure that customers benefit from an integrated solution that allows them to easily perform both human resource functions and screenings and verifications through a single platform. This depends on our ability to seamlessly integrate our platforms and systems with those of the human resource software providers. If our partnership or arrangements with such providers are terminated for any reason, we risk losing the opportunity for continued integration with the software applications of these companies, which could jeopardize our ability to provide a seamless interface for our customers, result in service disruptions, increase costs and reduce the quality of our products, and ultimately put us at a competitive disadvantage in maintaining our customer relationships and obtaining new ones. Further, if a provider updates its products without providing sufficient notice to us, there could be disruptions to the integration, which could result in errors, delays, and interruptions.

In addition, these third-party human resource software providers are often sources of positive references when a customer is looking to make a purchase or contract renewal decision and may also be a source of new business referrals. If our relationships with these third parties were to deteriorate or if our arrangements with them were to expire, our business and our ability to win new customers and retain existing customers may be adversely affected.

We are subject to risks relating to public opinion, which may be magnified by incidents or adverse publicity concerning our industry or operations.

We operate in an industry that involves the risk of negative publicity, especially relating to cybersecurity, privacy, and data protection, and adverse developments with respect to our industry may also, by association, negatively impact our reputation. For example, when information services companies are involved in high-profile events involving data theft, these events could result in increased legal and regulatory scrutiny, adverse publicity, and potential litigation concerning the commercial use of such information for our industry in general. If there is a perception that the practices of our business or our industry constitute an invasion of privacy, our business and results of operations may be negatively impacted. There have been and may continue to be perception issues, social stigmas, and negative media attention regarding the collection, use, accuracy, correction, and sharing of personal data, which could materially adversely affect our business, results of operations, and financial condition.

We rely on third-party vendors to carry out certain portions of our operations. If they cannot deliver or perform as expected or if our relationships with them are terminated or otherwise change, our business operations and results of operations could be materially and adversely affected.

Our ability to deliver products to our customers effectively requires us to work with certain third-party vendors and service providers. For example, we engage third-party vendors to maintain and upgrade portions of our software and technology platforms. In addition, from time to time, we engage third-party support service providers depending on-demand requirements on our operations and customer service call centers. Our business, therefore, depends on such third parties meeting our expectations and the expectations of our customers in timeliness, quality, and volume. We cannot guarantee our third-party providers will be able to do so on a cost-effective basis or at all due to a number of factors, including those attributable to the COVID-19 pandemic. Some of the third-party vendors that we rely on conduct operations outside the United States, which subjects us to the risk that economic, political, and military events in foreign jurisdictions might cause an interruption to our operations. We may not be able to ensure that our third-party vendors perform in accordance with agreed-upon, regulated, and expected standards. We could be held accountable for their failure to do so, which may subject us to fines or other sanctions. If our third-party vendors do not meet our expectations and those of our customers, it could negatively affect our reputation, harm our relationships with existing customers, and hamper our ability to win new customers.

While we have entered into agreements with some of these third-party service providers, they have no obligation to renew their agreements with us on commercially reasonable terms or at all. If any one of our third-party service provider’s ability to perform their obligations was impaired, we may not be able to find an alternative supplier in a timely manner or on acceptable financial terms, which could result in operational interruptions.

In addition, any shift in business strategy, corporate reorganization, or financial difficulties, such as bankruptcy faced by our third-party providers, may have negative effects on our ability to implement our business strategy.

Any termination of our agreements with, or disruption in the performance of, one or more of these third-party providers could result in operational disruptions and delayed turnaround times. This could adversely impact our relationships with our existing customers, reduce our ability to attract new customers, impact our ability to innovate and introduce new products and solutions, and result in an inability to meet our obligations or require us to seek alternative service providers on less favorable terms, any of which can adversely affect our business, results of operations, and financial condition.

Our international business exposes us to a number of risks.

We perform screenings and verifications internationally, including helping businesses screen their applicants with backgrounds that include international jurisdictions outside of the business’ domestic base of operations. In 2020, we performed screenings for our customers on individuals from more than 200 countries and territories, and we continue to expand our international operations. The laws and regulations governing our international operations are numerous, varied, and evolving. It may be difficult to correctly identify, interpret, and ensure compliance with these laws and regulations, and we cannot be certain we will avoid liability for noncompliance or improper compliance with such laws and regulations. Any such cost or liability could have a material adverse effect on our business, financial condition, and results of operations. See “—We operate in a highly regulated industry and are subject to numerous and evolving laws and regulations” and “—If regulatory regimes continue to heighten their scrutiny over personal data and data security, it could lead to increased restrictions, loss of revenue opportunity, greater costs of compliance, and lost efficiency.”

Because we generate a portion of our revenues and operating income outside of the United States, we are exposed to market risk from changes in foreign currency exchange rates that could impact our results of operations, financial position, and cash flows. Such fluctuations could have a negative or positive impact on our revenues and results of operations in any given period, which may make it difficult to compare our operating results across different periods. Foreign currency exchange rate fluctuations may also adversely impact third-party vendors we rely on for services, which may be passed along to us in the form of price increases.

In addition, as a result of our international footprint, our business, financial condition, and results of operations could be subject to factors beyond our control, including, but not limited to:

•	our ability to oversee and staff our international operations;

•	foreign exchange controls that might prevent us from repatriating cash to the United States;

•	unfavorable foreign tax rules;

•	language and cultural differences;

•	trade relations, political and economic instability, and international conflicts;

•	non-compliance with applicable currency exchange control regulations, transfer pricing regulations, or other similar regulations;

•	violations of the Foreign Corrupt Practices Act or similar anticorruption laws by acts of agents and other intermediaries whom we have limited or no ability to control; and

•	violations of regulations enforced by the U.S. Department of The Treasury’s Office of Foreign Asset Control.

Our continued success depends in large part on the service of our key executives and our ability to find and retain qualified employees.

We depend to a large degree on the personal efforts, abilities, and performance of the members of our senior leadership team and other key personnel. Our current management team has led our company since 2017 and in that time has driven strategic and transformational initiatives across operations, product, engineering, and sales to accelerate growth and product development. Although we maintain employment contracts with certain of our officers, the possibility remains they may terminate their employment relationship with us at any time. If any of our key personnel were unable or unwilling to continue in their present positions, it may be difficult to replace them, and their departure could adversely affect our business, financial condition, and results of operations.

Our ability to grow our business and provide our customers with the products and solutions they have grown to expect from us is also dependent on our ability to attract and retain highly motivated and qualified people. Competition for skilled employees in our industry is intense and, if we are unable to attract and retain an able workforce, our business, results of operations, and financial condition may suffer.

If we are unable to obtain, maintain, protect and enforce our intellectual property and other proprietary information, or if we infringe, misappropriate or violate the intellectual property rights of others, the value of our brands and other intangible assets may be diminished, and our business may be adversely affected.

Our intellectual property rights and other proprietary rights are important to our business, and our ability to compete and our success depend, in part, on obtaining, maintaining, protecting, and enforcing such rights. In particular, the technology solutions we have created to deliver screening solutions, automate and integrate our platforms with third-party human capital management and applicant tracking systems, and gather and process information from various data sources and suppliers are critical to the success of our business. We rely on a combination of patent, copyright, trademark, and trade secret laws, as well as licensing agreements, intellectual property assignment agreements, third-party nondisclosure agreements, and other confidentiality agreements with our employees, customers, vendors, partners, and others to protect our intellectual property rights. These protections may not be adequate to prevent our competitors from copying our products and solutions or otherwise infringing on, misappropriating, or violating our intellectual property rights, and we may need to devote significant additional resources and time to ensure our intellectual property rights are adequately protected, including by bringing litigation against third parties to enforce our intellectual property rights. We cannot guarantee that we will be successful in prevailing in any such matters, regardless of our expenditures and efforts. Our efforts to enforce our intellectual property and other proprietary rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property and other proprietary rights, and if such defenses, counterclaims, or countersuits are successful, it could diminish or we could otherwise lose valuable intellectual property and other proprietary rights. In addition, some of the laws in foreign markets in which we operate do not protect intellectual property and other proprietary rights to the same level of protection as do the laws of the United States, and the mechanisms for enforcement of intellectual property and other proprietary rights in such countries may be inadequate.

In addition, our competitors and other third parties may also design around or independently develop similar technology or otherwise duplicate or mimic our products such that we would not be able to successfully assert our intellectual property or other proprietary rights against them. We cannot assure that any future patent, trademark, or service mark registrations will be issued for our pending or future applications or that any of our current or future patents, copyrights, trademarks, or service marks (whether registered or unregistered) will be valid, enforceable, sufficiently broad in scope, provide adequate protection of our intellectual property or other proprietary rights, or provide us with any competitive advantage.

Furthermore, we may also be subject to claims of intellectual property infringement, misappropriation, or violation by third parties, including our competitors. Even if we are unaware of such rights, we may be found by courts to be infringing upon, misappropriating, or violating them. If successfully asserted against us or if we decide to settle such matters, we could be required to pay substantial damages or ongoing royalty payments, obtain licenses, which may not be available on commercially reasonable terms, or at all, modify our products and solutions (including our applications), or discontinue certain products. We may also be obligated to indemnify applicants, customers, vendors, or partners in connection with any such claim or litigation. Even if we prevail in a dispute, any litigation regarding intellectual property could be costly, time-consuming, and require the deployment of significant resources, and could result in lasting harm being done to our brand and reputation, results of operations or financial condition, or have other adverse consequences.

If we are unable to maintain, protect and enforce the confidentiality of our trade secrets, our business and competitive position would be harmed.

In order to safeguard our innovations and competitive advantages, we partially rely on trade secrets. We cannot guarantee that we will be successful in maintaining, protecting, or enforcing the confidentiality of our trade secrets or that our non-disclosure agreements will provide sufficient protection of our trade secrets, know-how, or other proprietary information in the event of any unauthorized use, misappropriation, or other disclosure. Although we have taken steps to protect our trade secrets, including entering into confidentiality agreements with third parties and confidential information and inventions agreements with employees, consultants, and advisors, we cannot provide any assurances that any of these parties may not breach the agreements and disclose our proprietary information, including our trade secrets. For example, if a party to one of our non-disclosure agreements were to breach said agreement, we cannot guarantee that adequate remedies will be available to rectify any subsequent damages or losses of confidential and proprietary information. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. It is also possible that our trade secrets will become known by some other mechanism or independently developed by our competitors, and we would have no right to prevent them from using that technology or information to compete with us. For example, a significant portion of our proprietary databases is assembled from publicly available information sources, and third parties, including our competitors, could compile similar or competing databases by accessing the same publicly available information sources.

The use of open-source software in our applications may expose us to additional risks and harm our intellectual property rights.

We have in the past and may in the future continue to incorporate certain “open source” software into our codebase and our products and solutions. Open-source software is generally licensed by its authors or other third parties under open source licenses, which typically do not provide any representations, warranties, or indemnity coverage by the licensor. Some of these licenses provide that combinations of open source software with a licensee’s proprietary software are subject to the open source license and require that the combination be made available to third parties in source code form, at no cost, or subject to other unfavorable conditions. Some open-source licenses may also require the licensee to grant licenses under certain of its own intellectual property to third parties. From time to time, there have been claims challenging the ownership of open source software against companies that incorporate such software into their products or applications. The terms of various open-source licenses have not been interpreted by courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our use of open-source software or our proprietary rights. In addition, if we were to combine our applications with open source software in a certain manner, we could, under certain of the open-source licenses, be required to publicly release or license, at no cost, our products that incorporate the open source software or the affected portions of our source code, which could allow our competitors or other third parties to create similar products and solutions with lower development effort, time, and costs, and could ultimately result in a loss of transaction volume for us. If we inappropriately use open-source software, we may be required to redesign our applications, seek licenses from third parties in order to continue offering our products, which may not be available on commercially reasonable terms, or at all, discontinue the sale of our products or solutions, or take other remedial actions, each of which could reduce or eliminate the value of our technologies and could adversely impact our business, operating results, or financial condition.

We cannot ensure that we have not incorporated open source software in our software in a manner that is inconsistent with the terms of the applicable license or our current policies, and we may inadvertently use open source in a manner that we do not intend, or that could expose us to claims for breach of contract or intellectual property infringement, misappropriation, or other violation. If we fail to comply, or are alleged to have failed to comply, with the terms and conditions of our open source licenses, we could be required to incur significant legal expenses defending such allegations, be subject to significant damages, be enjoined from the sale of our products and solutions, and be required to comply with onerous conditions or restrictions on our products and solutions, any of which could be materially disruptive to our business. Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition, or require us to devote additional development resources to change our applications.

Real or perceived errors, failures, or bugs in our products could adversely affect our business, results of operations, financial condition, and growth prospects.

Our products are complex, and therefore undetected errors, failures, bugs, or defects may be present in our products or occur in the future in our products, our technology or software or technology or software we license in from third parties, including open source software, especially when updates or new products are released. Such software and technology are used in IT environments with different operating systems, system management software, devices, databases, servers, storage, middleware, custom, and third-party applications and equipment and networking configurations, which may cause errors, failures, bugs, or defects in the IT environment into which such software and technology are deployed. This diversity increases the likelihood of errors, failures, bugs, or defects in those IT environments. Despite testing by us, real or perceived errors, failures, bugs, or defects may not be found until our customers use our products. Real or perceived errors, failures, bugs or defects in our products could result in negative publicity, loss of or delay in market acceptance of our products and harm to our brand, weakening of our competitive position, claims by customers for losses sustained by them or failure to meet the stated service level commitments in our customer agreements. In such an event, we may be required, or may choose, for customer relations or other reasons, to expend significant additional resources in order to help correct the problem. Any real or perceived errors, failures, bugs, or defects in our products could also impair our ability to attract new customers, retain existing customers or expand their use of our products, which would adversely affect our business, results of operations, and financial condition.

Additionally, if customers fail to adequately deploy protection measures or update our products, customers and the public may erroneously believe that our products are especially susceptible to cyber-attacks. Real or perceived security breaches against our products could cause disruption or damage to our customers’ networks or other negative consequences and could result in negative publicity to us, damage to our reputation, lead to other customer relations issues and adversely affect our revenue and results of operations. We may also be subject to liability claims for damages related to real or perceived errors, failures, bugs, or defects in our products. A material liability claim or other occurrence that harms our reputation or decreases market acceptance of our products may harm our business and results of operations. Finally, since some of our customers use our products for compliance reasons, any errors, failures, bugs, defects, disruptions in service, or other performance problems with our products may damage our customers’ business and could hurt our reputation.

Our estimates of the total addressable market, current market, market opportunity, and potential for market growth may prove to be inaccurate, which could impact our predicted operations.

We cannot guarantee that estimates and forecasts we rely upon in this prospectus relating to the size, composition, and expected growth of our target market will prove to be accurate, particularly as it relates to international markets where there is less information about hiring volumes and trends, as well as greater prevalence of smaller local players. Any market opportunity estimates or growth forecasts are based on assumptions and estimates that may not come to fruition or prove to be accurate, subjecting such predictions to uncertainty. For more information regarding the estimates of market opportunity and the forecasts of market growth included in this prospectus, see “Business—Our Market Opportunity.”

We may not be able to identify attractive acquisition targets and strategic partnerships or successfully complete such transactions.

Part of our strategy is to selectively pursue complementary acquisitions and strategic partnerships. Opportunities to grow our business through acquisitions, joint ventures, and other alliances may not be available to us in the future. We cannot guarantee that we will be able to identify attractive targets that are a strategic fit with our business or that we will be able to agree upon acceptable terms. Our ability to successfully identify and complete future acquisitions with reasonable valuations may also be affected by factors out of our control, including general market conditions, volatility in the capital and debt markets, and other macroeconomic and geopolitical risks. Furthermore, a number of our competitors expand and diversify through acquisitions, and we likely will experience competition in our effort to execute our acquisition strategy. As a result, we may be unable to continue to make acquisitions or may be forced to pay more for the companies we are able to acquire.

We may not be able to integrate or manage acquired businesses and strategic partnerships so as to produce returns that justify the investment. Integrating acquisitions or other business relationships may result in unforeseen operating difficulties and expenditures, disrupt our ongoing business, divert our resources, and require significant management attention that would otherwise be available for the ongoing development of our business. In particular, it may prove difficult to integrate the personnel, operations, intellectual property, and/or technology systems of any acquired organizations, and to maintain uniform standards, policies, and procedures across multiple platforms and locations, including for those located outside the United States. This may result in a greater than anticipated increase in the transaction, remediation, and integration costs and could discourage us from entering into acquisitions where the potential for such costs outweigh the perceived benefit. Further, although we conduct due diligence with respect to the business and operations of each of the companies we acquire, we may not have identified all material facts concerning these companies, which could result in unanticipated events or liabilities. We cannot guarantee that any acquisitions we seek to enter into will be carried out on favorable terms or that the anticipated benefits of any acquisition, investment, or business relationship will materialize as intended or that no unanticipated liabilities will arise.

Seasonality may cause our operating results to fluctuate from quarter to quarter.

We experience seasonality with respect to certain industries we service due to fluctuations in hiring volumes and other economic activity. For example, pre-onboarding revenues generated from our customers in the retail and transportation industries are historically highest during the September through November months leading up to the holiday season and lowest at the beginning of the first quarter following the holiday season. Certain customers across various industries also historically ramp up their hiring throughout the first half of the year as winter concludes, commercial activity tied to outdoor activities increases, and the school year ends, giving rise to student and graduate hiring. In addition, apartment rental activity and associated screening activity typically decline in the fourth quarter heading into the holiday season.

In addition, customers may elect to complete post-onboarding screening such as workforce re-screens and other products at different periods and intervals during any given year. It is not always possible to accurately forecast the timing and magnitude of these projects.

Further, digital transformation, growth in e-commerce, and other economic shifts can impact seasonality trends, making it difficult for us to predict how our seasonality may evolve in the future. As a result, it may be difficult to forecast our results of operations accurately, and there can be no assurance that the results of any particular quarter or other period will serve as an indication of our future performance.

Our implementation cycles can be lengthy and variable, depend upon factors outside our control, and could cause us unexpected delays in generating revenues or result in lower than anticipated revenues.

Unexpected delays and difficulties can occur as customers implement and test our products and solutions. Implementation typically involves integration with our customers’ and third-party systems and internal processes, as well as adding customer and third-party data to our platform. This can be complex and time-consuming for our customers and can result in delays. We provide our customers with upfront estimates regarding the duration and resources associated with the implementation of our products and solutions. However, delays may occur due to discoveries made during the implementation process, such as unique or unusual customer requirements or our internal limitations. If we are unable to resolve these issues and we fail to meet the upfront estimates and the expectations of our customers, it could result in customer dissatisfaction, loss of customers, delays in generating revenues, or negative brand perception about us and our products and solutions. Our implementation cycles could also be disrupted by factors outside of our control, such as deficiencies in the platform of our customers or third-party ATS or HCM systems, which could adversely affect our business, results of operations, and financial condition.

The interpretation of tax laws may have a material adverse effect on our business.

Tax laws and related interpretations with respect to income taxation are frequently reviewed and amended by governmental bodies, officials, and regulatory agencies in the United States and other jurisdictions in which we do business. Our provision for income taxes may be adversely affected by changes to our operating model, changes in the mix of income and expenses in countries with differing tax rates, changes in the valuation of deferred tax assets and liabilities, or changes in tax laws, regulations, or administrative interpretations. For example, the results of the United States presidential election in 2020 could lead to changes in tax laws that could negatively impact our effective tax rate. Prior to this presidential election, President Joseph Biden proposed an increase in the U.S. corporate income tax rate from 21% to 28%, doubling the rate of tax on certain earnings of foreign subsidiaries, creation of a 10% penalty on certain imports and a 15% minimum tax on worldwide book income. If any or all of these (or similar) proposals are ultimately enacted into law, in whole or in part, they could have a negative impact on our effective tax rate. It cannot be predicted whether or when tax laws, regulations, and rulings may be enacted, issued, or amended that could materially and adversely impact our financial position, results of operations, or cash flows.

Risks Related to Our Indebtedness

Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, and prevent us from meeting our obligations.

We have a significant amount of indebtedness. As of March 31, 2021, prior to giving effect to this offering and the use of proceeds therefrom, we had approximately $764.7 million of aggregate principal amount of secured indebtedness outstanding and an additional $75.0 million of availability under our revolving credit facility. We have entered into an amendment to increase the borrowing capacity under our revolving credit facility to $100.0 million, which will become effective upon the closing of this offering.

Our substantial level of indebtedness increases the risk that we may be unable to generate cash sufficient to pay amounts due in respect of our indebtedness. Our substantial indebtedness could have other important consequences to us, including:

•	increase our vulnerability to adverse changes in the general economic, industry, and competitive conditions;

•

require us to dedicate a substantial portion of our cash flow from operations to make payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	require us to repatriate cash from our foreign subsidiaries to accommodate debt service payments;

•

expose us to the risk of increased interest rates as certain of our borrowings, including borrowings under our term loan facility and revolving credit facility, are at variable rates, and we may not be able to enter into interest rate swaps, and any swaps we enter into may not fully mitigate our interest rate risk;

•	restrict us from capitalizing on business opportunities;

•	make it more difficult to satisfy our financial obligations, including payments on our indebtedness;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•

limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions, debt service requirements, execution of our business strategy, or other general corporate purposes.

In addition, the credit agreement governing our term loan facility and revolving credit facility contains, and the agreements governing future indebtedness may contain, restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default that, if not cured or waived, could result in the acceleration of all of our indebtedness.

We may be able to incur significant additional indebtedness in the future. Although the credit agreement governing our term loan facility and revolving credit facility contain restrictions on the incurrence of additional indebtedness by us, such restrictions are subject to a number of qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. Also, these restrictions do not prohibit us from incurring obligations that do not constitute indebtedness as defined therein. To the extent that we incur additional indebtedness or such other obligations, the risk associated with our substantial indebtedness described above will increase. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Long-Term Debt.”

We will require a significant amount of cash to service our debt, and our ability to generate cash depends on many factors beyond our control, and any failure to meet our debt service obligations could materially adversely affect our business, results of operations, and financial condition.

Our ability to make payments on and to refinance our indebtedness and to fund working capital needs and planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, business, legislative, regulatory, and other factors that are beyond our control.

If our business does not generate sufficient cash flow from operations or if future borrowings are not available to us in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs, we may need to refinance all or a portion of our indebtedness on or before the maturity thereof, sell assets, reduce or delay capital investments or seek to raise additional capital, any of which could have a material adverse effect on our operations. In addition, we may not be able to effect any of these actions, if necessary, on commercially reasonable terms or at all. Our ability to restructure or refinance our indebtedness will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future debt instruments, including the credit agreement governing our term loan facility and revolving credit facility, may limit or prevent us from taking any of these actions. In addition, any failure to make scheduled payments of interest and principal on our outstanding indebtedness would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness on commercially reasonable terms or at all. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance or restructure our obligations on commercially reasonable terms or at all, would have an adverse effect, which could be material, on our business, results of operations, and financial condition, as well as on our ability to satisfy our obligations in respect of our term loan facility and revolving credit facility.

Our debt instruments restrict our current and future operations, particularly our ability to respond to changes or take certain actions.

The credit agreement governing our term loan facility and revolving credit facility impose significant operating and financial restrictions and limit our ability to:

•	incur additional indebtedness and guarantee indebtedness;

•	pay dividends or make other distributions in respect of, or repurchase or redeem, capital stock;

•	prepay, redeem or repurchase certain debt;

•	make acquisitions, investments, loans, and advances;

•	sell or otherwise dispose of assets;

•	incur liens;

•	enter into transactions with affiliates;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends;

•	consolidate, merge or sell all or substantially all of our assets; and

•	engage in certain fundamental changes, including changes in the nature of our business.

As a result of these covenants and restrictions, we are and will be limited in how we conduct our business, and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. In addition, we are required to maintain specified financial ratios and satisfy other financial condition tests. The terms of any future indebtedness we may incur could include more restrictive covenants. We cannot guarantee that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders and/or amend the covenants.

Our failure to comply with the restrictive covenants described above as well as others contained in our future debt instruments from time to time could result in an event of default, which, if not cured or waived, could result in our being required to repay these borrowings before their due date. If we are forced to refinance these borrowings on less favorable terms, our results of operations and financial condition could be adversely affected.

Our failure to comply with the agreements relating to our outstanding indebtedness, including as a result of events beyond our control, could result in an event of default that could materially adversely affect our business, results of operations, and financial condition.

If there were an event of default under any of the agreements relating to our outstanding debt, the holders of the defaulted debt could cause all amounts outstanding with respect to that debt to be due and payable immediately. Our assets or cash flow may not be sufficient to fully repay borrowing under our outstanding debt instruments if accelerated upon an event of default. Further, if we are unable to repay, refinance or restructure our secured debt, the holders of such debt could proceed against the collateral securing such debt. In addition, any event of default or declaration of acceleration under one debt instrument could also result in an event of default under one or more of our other debt instruments. As a result, any default by us on our debt could have a materially adverse effect on our business, results of operations, and financial condition.

The phase-out of LIBOR could affect interest rates under our credit facilities.

On July 27, 2017, the United Kingdom’s Financial Conduct Authority announced it intends to stop compelling banks to submit rates for the calculation of the London Interbank Offered Rate (“LIBOR”) after 2021. It is unclear if LIBOR will cease to exist at that time, if a new method of calculating LIBOR will be established, or if an alternative reference rate will be established. The Federal Reserve Board and the Federal

Reserve Bank of New York organized the Alternative Reference Rates Committee, which identified the Secured Overnight Financing Rate (“SOFR”) as its preferred alternative to U.S. dollar LIBOR in derivatives and other financial contracts. We are not able to predict when LIBOR will cease to be available or if SOFR, or another alternative reference rate, attains market traction as a LIBOR replacement. LIBOR is used as the reference rate for Eurocurrency borrowings under our credit facilities. If LIBOR ceases to exist, we and the administration agent for our credit facilities may amend our credit agreement to replace LIBOR with a different benchmark index and make certain other conforming changes to our credit agreement. As such, the interest rate on Eurocurrency borrowings under our credit facilities may change. The new rate may not be as favorable as those in effect prior to any LIBOR phase-out. Furthermore, the transition process may result in delays in funding, higher interest expense, additional expenses, and increased volatility in markets for instruments that currently rely on LIBOR, all of which could negatively impact our interest expense, results of operations, and cash flow.

Risks Related to this Offering and Ownership of Our Common Stock

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to “emerging growth companies” will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in Section 2(a)(19) of the Securities Act, and we may take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” In particular, while we are an “emerging growth company”, among other exemptions:

•	we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act,

•	we will be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and

•	we will not be required to hold nonbinding advisory votes on executive compensation or stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards, meaning that the company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of this extended transition period, and as a result, our financial statements may not be comparable with similarly situated public companies.

We may remain an “emerging growth company” until the fiscal year-end following the fifth anniversary of the completion of this initial public offering, though we may cease to be an “emerging growth company” earlier under certain circumstances, including (1) if our gross revenues exceed $1.07 billion in any fiscal year, (2) if we become a large accelerated filer, with at least $700 million of equity securities held by non-affiliates, or (3) if we issue more than $1.0 billion in non-convertible notes in any three year period.

We cannot predict if investors may find our common stock less attractive if we rely on the exemptions and relief granted by the JOBS Act. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may decline and/or become more volatile.

We may be a “controlled company” within the meaning of the Nasdaq rules and the rules of the SEC and, as a result, qualify for exemptions from certain corporate governance requirements.

After completion of this offering, our Sponsor will continue to control a majority of the voting power of our outstanding common stock. As a result, we may be a “controlled company” within the meaning of the corporate governance standards of Nasdaq. Under these rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that:

•	a majority of our board of directors consist of “independent directors” as defined under the Nasdaq rules;

•	our director nominees be selected, or recommended for our board of directors’ selection by a nominating/governance committee comprised solely of independent directors; and

•	the compensation of our executive officers be determined, or recommended to our board of directors for determination, by a compensation committee comprised solely of independent directors.

Although we do not intend to rely on the exemptions from these corporate governance requirements, if we do rely on such exemptions in the future, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Our Sponsor controls us and its interests may conflict with yours in the future.

Immediately following this offering, our Sponsor will beneficially own 74.4% of our common stock, or 72.4% if the underwriters exercise in full their option to purchase additional shares. Our Sponsor will be able to control the election and removal of our directors and thereby determine our corporate and management policies, including potential mergers or acquisitions, payment of dividends, asset sales, amendment of our certificate of incorporation or bylaws and other significant corporate transactions for so long as our Sponsor and its affiliates retain significant ownership of us. This concentration of our ownership may delay or deter possible changes in control of the Company, which may reduce the value of an investment in our common stock. So long as our Sponsor continues to own a significant amount of our combined voting power, even if such amount is less than 50%, our Sponsor will continue to be able to strongly influence or effectively control our decisions and, so long as our Sponsor and its affiliates collectively own at least 5% of all outstanding shares of our stock entitled to vote generally in the election of directors, our Sponsor will be able to nominate individuals to our board of directors under the stockholders’ agreement that we expect to enter into in connection with this offering. In addition, the stockholders’ agreement will grant to our Sponsor and its affiliates and certain of their transferees certain governance rights for as long as our Sponsor and its affiliates and certain of their transferees maintain ownership of at least 25% of our outstanding common stock, including rights of approval over the entry into joint ventures or similar business alliance having a fair market value of more than $100 million, incurrence of debt for borrowed money in excess of $100 million, the increase or reduction in the size of our board of directors, initiation of any liquidation, dissolution, bankruptcy or other insolvency proceeding, the appointment or termination of our chief executive officer, or any material change in the nature of our business. See “Certain Relationships and Related Party Transactions—Stockholders’ Agreement.” The interests of our Sponsor may not coincide with the interests of other holders of our common stock.

In the ordinary course of their business activities, our Sponsor and its affiliates may engage in activities where their interests conflict with our interests or those of our stockholders. Our certificate of incorporation will provide that our Sponsor, any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates will not have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Our Sponsor also may pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. In addition, our Sponsor may have an interest in pursuing acquisitions, divestitures and other transactions that, in their judgment, could enhance its investment, even though such transactions might involve risks to you.

In addition, the Sponsor and its affiliates will be able to determine the outcome of all matters requiring stockholder approval and will be able to cause or prevent a change of control of the Company or a change in the composition of our board of directors and could preclude any acquisition of the Company. Further, under the stockholders’ agreement, so long as our Sponsor and its affiliates and certain of their transferees maintain ownership of at least 25% of our outstanding common stock, they will have approval rights of any change of control transaction, which could preclude any unsolicited acquisition of our shares. This concentration of voting control could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of the Company and ultimately might affect the market price of our common stock.

We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company, and our management will be required to devote substantial time to new compliance matters, which could lower our profits or make it more difficult to run our business.

As a public company, we will incur significant legal, regulatory, finance, accounting, investor relations, and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements and costs of recruiting and retaining non-executive directors. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act, and the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, and related rules implemented by the SEC, and Nasdaq. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. Our management will need to devote a substantial amount of time to ensure that we comply with all of these requirements, diverting the attention of management away from revenue-producing activities. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

Failure to comply with requirements to design, implement and maintain effective internal controls could have a material adverse effect on our business and stock price.

As a privately-held company, we were not required to evaluate our internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404(a) of the Sarbanes-Oxley Act, or Section 404.

As a public company, we will have significant requirements for enhanced financial reporting and internal controls. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements, and harm our operating results. In addition, we will be required, pursuant to Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting in the second annual report following the completion of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business. If we are no longer an “emerging growth company,” our auditors will be required to issue an attestation report on the effectiveness of our internal controls on an annual basis.

In connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, we may encounter problems or delays in completing the remediation of any deficiencies identified by our independent registered public accounting firm in connection with the issuance of their attestation report. Our testing, or the subsequent testing (if required) by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses. Any material weaknesses could result in a material misstatement of our annual or quarterly consolidated financial statements or disclosures that may not be prevented or detected.

We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 or our independent registered public accounting firm may not issue an unqualified opinion. If either we are unable to conclude that we have effective internal control over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified report (to the extent it is required to issue a report), investors could lose confidence in our reported financial information, which could have a material adverse effect on the trading price of our common stock.

There may not be an active, liquid trading market for shares of our common stock, which may cause shares of our common stock to trade at a discount from the initial offering price and make it difficult to sell the shares of common stock you purchase.

Prior to this offering, there has not been a public trading market for shares of our common stock. We cannot predict the extent to which investor interest in us will lead to the development of a trading market or how active and liquid that market may become. If an active and liquid trading market does not develop or continue, you may have difficulty selling your shares of our common stock at an attractive price or at all. The initial public offering price per share of common stock was determined by agreement among us, the selling stockholders and the representatives of the underwriters, and may not be indicative of the price at which shares of our common stock will trade in the public market after this offering. The market price of our common stock may decline below the initial offering price and you may not be able to sell your shares of our common stock at or above the price you paid in this offering, or at all.

Our stock price may change significantly following this offering, and you may not be able to resell shares of our common stock at or above the price you paid or at all, and you could lose all or part of your investment as a result.

Even if a trading market develops, the market price of our common stock may be highly volatile and could be subject to wide fluctuations. You may not be able to resell your shares at or above the initial public offering price due to a number of factors such as those listed in “—Risks Related to Our Business” and the following:

•	results of operations that vary from the expectations of securities analysts and investors;

•	results of operations that vary from those of our competitors;

•	changes in expectations as to our future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

•	changes in economic conditions for companies in our industry;

•	changes in market valuations of, or earnings and other announcements by, companies in our industry;

•	declines in the market prices of stocks generally;

•	additions or departures of key management personnel;

•	strategic actions by us or our competitors;

•

announcements by us, our competitors, our suppliers or our distributors of significant contracts, price reductions, new products or technologies, acquisitions, dispositions, joint marketing relationships, joint ventures, other strategic relationships or capital commitments;

•	changes in preference of our customers and our market share;

•	changes in general economic or market conditions or trends in our industry or the economy as a whole;

•	changes in business or regulatory conditions;

•	future sales of our common stock or other securities;

•	investor perceptions of or the investment opportunity associated with our common stock relative to other investment alternatives;

•	the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC;

•	changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business;

•	announcements relating to litigation or governmental investigations;

•	guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

•	the development and sustainability of an active trading market for our stock;

•	changes in accounting principles; and

•	other events or factors, including those resulting from informational technology system failures and disruptions, natural disasters, war, acts of terrorism or responses to these events.

Furthermore, the stock market may experience extreme volatility that, in some cases, may be unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our common stock is low.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were to become involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

Investors in this offering will suffer immediate and substantial dilution.

The initial public offering price per share of common stock will be substantially higher than our as adjusted net tangible book value (deficit) per share immediately after this offering. As a result, you will pay a price per share of common stock that substantially exceeds the per share book value of our tangible assets after subtracting our liabilities. In addition, you will pay more for your shares of common stock than the amounts paid by our existing stockholders. Based on the initial public offering price of $15.00 per share of common stock, you will incur immediate and substantial dilution in an amount of $16.57 per share of common stock. If the underwriters exercise their option to purchase additional shares, you will experience additional dilution. See “Dilution.”

You may be diluted by the future issuance of additional common stock in connection with our incentive plans, acquisitions or otherwise.

After this offering we will have approximately 850,125,000 shares of common stock authorized but unissued. Our amended and restated certificate of incorporation to become effective immediately prior to the consummation of this offering will authorize us to issue these shares of common stock and options relating to common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. We have reserved shares for issuance under the 2021 Equity Plan and the ESPP. See “Management—Executive Compensation—Long-Term Equity Incentive

Compensation.” Any common stock that we issue, including under the 2021 Equity Plan or the ESPP or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the investors who purchase common stock in this offering. In the future, we may also issue our securities in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.

Because we have no plans to pay cash dividends on our common stock, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We have no plans to pay cash dividends on our common stock. The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors, and will depend on, among other things, general and economic conditions, our results of operations and financial condition, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, including restrictions under our credit agreement and other indebtedness we may incur, and such other factors as our board of directors may deem relevant. See “Dividend Policy.”

As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than your purchase price.

First Advantage Corporation is a holding company with no operations of its own and, as such, it depends on its subsidiaries for cash to fund all of its operations and expenses, including future dividend payments, if any.

Our operations are conducted entirely through our subsidiaries and our ability to generate cash to meet our debt service obligations or to make future dividend payments, if any, is highly dependent on the earnings and the receipt of funds from our subsidiaries via dividends or intercompany loans. We do not currently expect to declare or pay dividends on our common stock for the foreseeable future; however, to the extent that we determine in the future to pay dividends on our common stock, the agreements governing our indebtedness may restrict the ability of our subsidiaries to pay dividends or otherwise transfer assets to us. In addition, Delaware law may impose requirements that may restrict our ability to pay dividends to holders of our common stock.

Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our common stock to decline.

The sale of substantial amounts of shares of our common stock in the public market, or the perception that such sales could occur, including sales by our Sponsor, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Upon completion of this offering we will have a total of 149,875,000 shares of our common stock outstanding. Of the outstanding shares, the 25,500,000 shares sold in this offering (or 29,325,000 shares if the underwriters exercise their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, or Rule 144, including our directors, executive officers and other affiliates (including our Sponsor), may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale.”

The remaining outstanding 124,375,000 shares of common stock held by our existing stockholders after this offering will be subject to certain restrictions on resale. We, the selling stockholders, our executive officers, directors and pre-offering holders of substantially all of our common stock and securities convertible into or exchangeable for our common stock will sign lock-up agreements with the underwriters that will, subject to certain customary exceptions, restrict the sale of the shares of our common stock and certain other securities held by them for 180 days following the date of this prospectus. Two of three of Barclays Capital Inc., BofA Securities, Inc., and J.P. Morgan Securities LLC may, in their sole discretion and at any time without notice, release all or any portion of the shares or securities subject to any such lock-up agreements. See “Underwriting” for a description of these lock-up agreements.

Upon the expiration of the lock-up agreements described above, all of such 124,375,000 shares (or 123,531,250 shares if the underwriters exercise in full their option to purchase additional shares) will be eligible for resale in a public market, subject to vesting in some cases and, in the case of shares held by our affiliates, to volume, manner of sale and other limitations under Rule 144. However, 5,645,247 of such shares are held by certain past and current employees who are subject to certain transfer restrictions for 18 months following the consummation of this offering, and generally may only transfer or sell such number of shares on a pro rata basis with any transfer or sale of shares by our Sponsor, as set forth in the stockholders’ agreement. See “Certain Relationships and Related Party Transactions—Stockholders’ Agreement.” We expect that our Sponsor will be considered an affiliate upon the expiration of the lock-up period based on its expected share ownership (consisting of 111,490,134 shares), as well as its board nomination rights. Certain other of our stockholders may also be considered affiliates at that time.

In addition, pursuant to a stockholders’ agreement, certain of our existing stockholders, including our Sponsor, will have the right, subject to certain conditions, to require us to register the sale of their shares of our common stock under the Securities Act. See “Certain Relationships and Related Party Transactions—Stockholders’ Agreement.” By exercising their registration rights and selling a large number of shares, such existing stockholders could cause the prevailing market price of our common stock to decline. Certain of our stockholders will also have “piggyback” registration rights with respect to future registered offerings of our common stock. Following completion of this offering, the shares covered by registration rights would represent approximately 82.0% of our total common stock outstanding (or 79.9% if the underwriters exercise in full their option to purchase additional shares). Registration of any of these outstanding shares of common stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. See “Shares Eligible for Future Sale.”

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock or securities convertible into or exchangeable for shares of our common stock issuable in connection with outstanding options to purchase Class A units or pursuant to 2021 Equity Plan and the ESPP. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover 19,894,268 shares of our common stock.

As restrictions on resale end, or if the existing stockholders exercise their registration rights, the market price of our shares of common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.

Our management may spend the proceeds of this offering in ways with which you may disagree or that may not be profitable.

Although we anticipate using the net proceeds from the offering as described under “Use of Proceeds,” we will have broad discretion as to the application of the net proceeds and could use them for purposes other than those contemplated by this offering. You may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Our management may use the proceeds for corporate purposes that may not increase our profitability or otherwise result in the creation of stockholder value. In addition, pending our use of the proceeds, we may invest the proceeds primarily in instruments that do not produce significant income or that may lose value.

If securities analysts do not publish research or reports about our business or if they downgrade our stock or our sector, our stock price and trading volume could decline.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrade our stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, or if we fail to meet their expectations for our financial results, the price of our stock could decline. If one or more of these analysts ceases coverage of the Company or fails to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

Anti-takeover provisions in our organizational documents could delay or prevent a change of control.

Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt, or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders.

These provisions will provide for, among other things:

•	a classified board of directors, as a result of which our board of directors will be divided into three classes, with each class serving for staggered three-year terms;

•	the ability of our board of directors to issue one or more series of preferred stock;

•	advance notice requirements for nominations of directors by stockholders and for stockholders to include matters to be considered at our annual meetings;

•	certain limitations on convening special stockholder meetings;

•

the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66 2⁄3% of the shares of common stock entitled to vote generally in the election of directors if the Sponsor and its affiliates cease to beneficially own at least 50% of shares of common stock entitled to vote generally in the election of directors; and

•

that certain provisions may be amended only by the affirmative vote of at least 66 2/3% of shares of common stock entitled to vote generally in the election of directors if the Sponsor and its affiliates cease to beneficially own at least 50% of shares of common stock entitled to vote generally in the election of directors.

These anti-takeover provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares. See “Description of Capital Stock.”

Our board of directors will be authorized to issue and designate shares of our preferred stock in additional series without stockholder approval.

Our amended and restated certificate of incorporation will authorize our board of directors, without the approval of our stockholders, to issue 250,000,000 shares of our preferred stock, subject to limitations prescribed by applicable law, rules and regulations and the provisions of our amended and restated certificate of incorporation, as shares of preferred stock in series, to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. The powers, preferences and rights of these additional series of preferred stock may be senior to or on parity with our common stock, which may reduce its value.

Our amended and restated certificate of incorporation will provide, subject to limited exceptions, that state and federal courts (as appropriate) located within the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.

Our amended and restated certificate of incorporation will provide, subject to limited exceptions, that unless we consent to the selection of an alternative forum, the state or federal courts (as appropriate) located within the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of our company, (ii) action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee or stockholder of our company to the Company or our stockholders, creditors or other constituents, (iii) action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the Delaware General Corporation Law, or the DGCL, or our amended and restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) action asserting a claim against the Company or any director or officer of the Company governed by the internal affairs doctrine. The choice of forum provision described in the preceding sentence does not apply to claims brought under the Securities Act or the Exchange Act, meaning that nothing in our amended and restated certificate of incorporation or amended and restated by-laws will preclude stockholders that assert claims under the Securities Act or the Exchange Act, from bringing such claims in state or federal court, subject to applicable law. Our exclusive forum provision shall not relieve the Company of its duties to comply with the federal securities laws and the rules and regulations thereunder, and our stockholders will not be deemed to have waived our compliance with these laws, rules and regulations. Further, stockholders may not waive their rights under the Exchange Act, including their right to bring suit.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results, and financial condition.

FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements that reflect our current views with respect to, among other things, our operations and financial performance. Forward-looking statements include all statements that are not historical facts. These forward-looking statements are included throughout this prospectus, including in the sections entitled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business” and relate to matters such as our industry, business strategy, goals and expectations concerning our market position, future operations, margins, profitability, capital expenditures, liquidity and capital resources and other financial and operating information. We have used the words “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek,” “foreseeable,” the negative version of these words, or similar terms and phrases to identify forward-looking statements in this prospectus.

The forward-looking statements contained in this prospectus are based on management’s current expectations and are not guarantees of future performance. The forward-looking statements are subject to various risks, uncertainties, assumptions or changes in circumstances that are difficult to predict or quantify. Our expectations, beliefs, and projections are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that management’s expectations, beliefs and projections will result or be achieved. Actual results may differ materially from these expectations due to changes in global, regional or local economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. We believe that these factors include but are not limited to those described under “Risk Factors” and the following:

•	the impact of COVID-19 and related risks on our results of operations, financial position and/or liquidity;

•	our operations in a highly regulated industry and the fact that we are subject to numerous and evolving laws and regulations, including with respect to personal data and data security;

•	our reliance on third-party data providers;

•	negative changes in external events beyond our control, including our customers’ onboarding volumes, economic drivers which are sensitive to macroeconomic cycles, and the COVID-19 pandemic;

•	potential harm to our business, brand and reputation as a result of security breaches, cyber-attacks or the mishandling of personal data;

•	liability and litigation due to the sensitive and privacy-driven nature of our products and solutions, which could be costly and time-consuming to defend and may not be fully covered by insurance;

•

the continued integration of our platforms and solutions with human resource providers such as applicant tracking systems and human capital management systems as well as our relationships with such human resource providers;

•	risks relating to public opinion, which may be magnified by incidents or adverse publicity concerning our industry or operations;

•	our contracts with our customers, which do not guarantee exclusivity or contracted volumes;

•	our reliance on third-party vendors to carry out certain portions of our operations;

•	disruptions, outages or other errors with our technology and network infrastructure, including our data centers, servers and third-party cloud and internet providers and our migration to the cloud;

•	disruptions at our Global Operating Center and other operating centers;

•	operating in a penetrated and competitive market;

•	our ability to obtain, maintain, protect and enforce our intellectual property and other proprietary information;

•	our ability to maintain, protect and enforce the confidentiality of our trade secrets;

•	the use of open-source software in our applications;

•	the indemnification provisions in our contracts with our customers and third-party data suppliers;

•	our ability to identify attractive targets or successfully complete such transactions;

•	our international business;

•	our dependence on the service of our key executive and other employees, and our ability to find and retain qualified employees;

•	seasonality in our operations from quarter to quarter;

•	failure to comply with anti-corruption laws and regulations; and

•	changing interpretations of tax laws.

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, our actual results may vary in material respects from those projected in these forward-looking statements.

Any forward-looking statement made by us in this prospectus speaks only as of the date of this prospectus and are expressly qualified in their entirety by the cautionary statements included in this prospectus. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, investments or other strategic transactions we may make. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

USE OF PROCEEDS

We will receive net proceeds of approximately $274.0 million from the sale of 19,875,000 shares of our common stock by us in this offering and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise in full their option to purchase additional shares, the net proceeds to us will be approximately $315.8 million.

We will not receive any proceeds from the sale of shares of our common stock in this offering by the selling stockholders, including from any exercise by the underwriters of their option to purchase additional shares from the selling stockholders. The selling stockholders will bear the underwriting commissions and discounts, if any, attributable to their sale of our common stock, and we will bear the remaining expenses.

We intend to use the net proceeds to us from this offering (i) to repay $200.0 million in aggregate principal amount of the outstanding indebtedness under our first lien term loan facility and (ii) for general corporate purposes. We do not currently have agreements or commitments for any acquisitions or other strategic transactions. At this time, we have not specifically identified a large single use for which we intend to use the net proceeds and, accordingly, we are not able to allocate the net proceeds among any of these potential uses in light of the variety of factors that will impact how such net proceeds are ultimately utilized by us. Pending use of the proceeds from this offering, we intend to invest the proceeds in a variety of capital preservation investments, including short-term, investment-grade, and interest-bearing instruments.

Borrowings under our senior secured credit facilities bear interest at a rate per annum equal to an applicable margin plus, at our option, either (a) a base rate or (b) LIBOR, which is subject to stepdowns based on our first lien leverage ratio. After the consummation of this offering, each applicable margin will be reduced further by 0.25%. As of March 31, 2021 the interest rate on our first lien term loan facility was 3.12%. The first lien term loan facility has a maturity date of January 31, 2027.

The first lien term loan facility was initially entered into in connection with, and to fund, the Silver Lake Transaction. On February 1, 2021, we amended the first lien credit agreement to increase the first lien term loan facility by $100 million and reduce the applicable margins. The net proceeds from increased borrowings under the first lien term loan facility were used to fully repay all outstanding second lien term loans that were entered into in connection with the Silver Lake Transaction. For a further description of our senior secured credit facilities, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Long-Term Debt.”

DIVIDEND POLICY

We expect to retain all future earnings for use in the operation and expansion of our business and have no current plans to pay dividends on our common stock. The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors, and will depend on, among other things, general and economic conditions, our results of operations and financial condition, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, including restrictions under our credit agreement and other indebtedness we may incur, and such other factors as our board of directors may deem relevant. If we elect to pay such dividends in the future, we may reduce or discontinue entirely the payment of such dividends at any time.

Because we are a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their jurisdiction of organization, agreements of our subsidiaries or covenants under any existing and future outstanding indebtedness we or our subsidiaries incur. Certain of our subsidiaries are subject to our credit agreement, which contain covenants that limit such subsidiaries’ ability to make restricted payments, including dividends, and take on additional indebtedness. See “Risk Factors—Risks Related to Our Indebtedness—Our debt instruments restrict our current and future operations, particularly our ability to respond to changes or take certain actions.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2021:

•	on an actual basis; and

•

on an as adjusted basis to give effect to the 1,300,000-for-one forward stock split, the Equity Conversion, and the issuance of 19,875,000 shares of our common stock offered by us in this offering at the initial public offering price of $15.00 per share after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds to us therefrom as described under “Use of Proceeds.”

You should read this table in conjunction with the information contained in “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Unaudited Pro Forma Consolidated Financial Information” as well as our audited consolidated financial statements and related notes thereto and our unaudited consolidated financial statements and related notes thereto, each included elsewhere in this prospectus.

	As of March 31, 2021
(In thousands, except share and par value)	Actual	As Adjusted
Cash and cash equivalents	$113,328	$187,325

Debt:
Term loan facility(1)	764,724	564,724
Revolving credit facility(2)	—	—

Total debt	$764,724	$564,724

Stockholders’ equity:
Common stock, $0.001 par value per share, 1,000,000,000 shares authorized and as adjusted; 130,000,000 shares issued and outstanding, actual; 149,875,000 shares issued and outstanding, as adjusted	130	150
Additional paid-in capital	839,710	1,113,687
Accumulated deficit	(66,881)	(70,873)
Accumulated other comprehensive income	5,244	5,244

Total stockholders’ equity	$778,203	$1,048,208

Total capitalization	$1,542,927	$1,612,932

(1)	For a further description of our term loan facility, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Long-Term Debt.”
(2)	For a further description of our revolving credit facility, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Long-Term Debt.”

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma consolidated financial information reflects (i) the Silver Lake Transaction, as described and defined in “Basis of Presentation,” (ii) the related financing as described in Note 2 thereto (the “Silver Lake Transaction Refinancing”), and (iii) the sale by the Company of 19,875,000 shares of common stock pursuant to this offering and the application of the proceeds from this offering as described in “Use of Proceeds,” at the initial public offering price of $15.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company in connection with this offering (the transactions described in clause (iii), the “Offering Transactions” and together with the Silver Lake Transaction and the Silver Lake Transaction Refinancing, the “Transactions”).

The unaudited pro forma consolidated balance sheet as of March 31, 2021 gives effect to the Offering Transactions as if they had occurred as of March 31, 2021. The unaudited pro forma consolidated balance sheet does not give effect to either the Silver Lake Transaction or the Silver Lake Transaction Refinancing as if they had occurred on March 31, 2021 because these events are already reflected in the historical balance sheet of the Company. The unaudited pro forma consolidated statements of operations for the year ended December 31, 2020 and for the three months ended March 31, 2020 give effect to the Silver Lake Transaction, the Silver Lake Transaction Refinancing, and the Offering Transactions as if they had occurred on January 1, 2020. The unaudited pro forma consolidated statements of operations for the three months ended March 31, 2021 gives effect to the Offering Transactions as if they had occurred on January 1, 2020. The unaudited pro forma consolidated statement of operations for the three months ended March 31, 2021 does not give effect to either the Silver Lake Transaction or the Silver Lake Transaction Refinancing as if they had occurred on January 1, 2020 because these events are already reflected for the full period presented in the historical statement of operations of the Company.

We have derived the unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statements of operations from the consolidated financial statements of First Advantage Corporation and its subsidiaries as of March 31, 2021 (Successor), for the period from January 1 through January 31, 2020 (Predecessor), for the period from February 1, 2020 through December 31, 2020 (Successor), for the period from February 1, 2020 through March 31, 2020 (Successor), and for the three months ended March 31, 2021 (Successor) included elsewhere in this prospectus. The unaudited pro forma consolidated financial information was prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses,” using the assumptions set forth in the notes to the unaudited pro forma consolidated financial information. Release No. 33-10786 replaces the previously existing pro forma adjustment criteria with simplified requirements to depict transaction accounting adjustments and an option to present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). The Company has elected not to present Management’s Adjustments in the following unaudited pro forma consolidated financial information.

The pro forma adjustments are based on available information and upon assumptions that management believes are reasonable in order to reflect, on a pro forma basis, the effect of these transactions on the historical financial information of First Advantage Corporation. The adjustments are described in the notes to the unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statements of operations.

The adjustments related to this offering, which we refer to as the “Offering Adjustments”, are described in the notes to the unaudited pro forma consolidated financial information, and principally include the following:

•

the issuance of 19,875,000 shares of our common stock to the investors in this offering in exchange for net proceeds of approximately $274.0 million, after deducting the underwriting discount but before estimated offering expenses payable by us;

•	the payment of fees and expenses related to this offering; and,

•	the use of proceeds from this offering as described in the section entitled “Use of Proceeds.”

Except as otherwise indicated, the unaudited pro forma consolidated financial information presented assumes no exercise by the underwriters of their over-allotment option.

As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these additional procedures and processes and, among other things, additional directors’ and officers’ liability insurance, director fees, additional expenses associated with complying with the reporting requirements of the SEC, transfer agent fees, costs relating to additional accounting, legal, and administrative personnel, increased auditing, tax, and legal fees, stock exchange listing fees, and other public company expenses. We have not included any pro forma adjustments relating to these costs in the information below.

The unaudited pro forma consolidated financial information is included for informational purposes only. The unaudited pro forma consolidated financial information should not be relied upon as being indicative of our results of operations or financial condition had the Transactions occurred on the dates assumed. The unaudited pro forma consolidated financial information also does not project our results of operations or financial position for any future period or date. The unaudited pro forma consolidated statement of operations and balance sheet should be read in conjunction with the “Risk Factors,” “Prospectus Summary—Summary Historical Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and our consolidated financial statements and related notes included elsewhere in this prospectus.

FIRST ADVANTAGE CORPORATION

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2021

(in thousands)

	First Advantage Corporation (Successor)	Offering Adjustments			Pro Forma Total
Assets
Cash and cash equivalents	$113,328	$73,997	(2a	)	$187,325
Restricted cash	156	—			156
Short-term investments	844	—			844
Accounts receivable, net	104,694	—			104,694
Prepaid expenses and other current assets	13,865	—			13,865
Income tax receivable	2,150	—			2,150

Total current assets	235,037	73,997			309,034
Property and equipment, net	180,602	—			180,602
Goodwill	775,093	—			775,093
Trade name, net	85,877	—			85,877
Customer lists, net	423,117	—			423,117
Deferred tax asset, net	953	—			953
Other assets	2,370	—			2,370

Total assets	$1,703,049	$73,997			$1,777,046

Liabilities and Equity
Accounts payable	$36,008	$—			$36,008
Accrued compensation	23,334	—			23,334
Accrued liabilities	25,893	—			25,893
Current portion of long-term debt	7,705	—			7,705
Income tax payable	2,742	—			2,742
Deferred income	462	—			462

Total current liabilities	96,144	—			96,144
Long-term debt, net	741,908	(196,008)	(2b	)	545,900
Deferred tax liability, net	80,969	—			80,969
Other liabilities	5,825	—			5,825

Total liabilities	924,846	(196,008)			728,838
Commitments and contingencies
Equity:
Common stock	130	20	(2c	)	150
Additional paid-in-capital	839,710	273,977	(2c	)	1,113,687
Accumulated deficit	(66,881)	(3,992)			(70,873)
Accumulated other comprehensive loss	5,244	—			5,244

Total equity	778,203	270,005			1,048,208

Total liabilities and equity	$1,703,049	$73,997			$1,777,046

FIRST ADVANTAGE CORPORATION

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2020

(in thousands, except share and per share amounts)

	First Advantage Corporation Period from January 1, 2020 through January 31, 2020 (Predecessor)	First Advantage Corporation Period from February 1, 2020 through December 31, 2020 (Successor)	Silver Lake Transaction Accounting Adjustments			Silver Lake Transaction Refinancing Accounting Adjustments			Pro Forma for the Silver Lake Transaction	Offering Adjustments			Pro Forma Total
Revenues	$36,785	$472,369	$—			$—			$509,154	$—			$509,154
Operating expenses:
Cost of services (exclusive of depreciation and amortization below)	20,265	240,287	—			—			260,552	—			260,552
Product and technology expense	3,189	32,201	—			—			35,390	—			35,390
Selling, general, and administrative expense	11,235	66,864	—			—			78,099	—			78,099
Depreciation and amortization	2,105	135,057	6,124	(3a	)	—			143,286	—			143,286

Total operating expenses	36,794	474,409	6,124			—			517,327	—			517,327

(Loss) from operations	(9)	(2,040)	(6,124)			—			(8,173)	—			(8,173)

Other expense (income):
Interest expense	4,514	47,914	—			(741)	(3d	)	51,687	(4,990)	(3g	)	46,697
Interest income	(25)	(530)	—			—			(555)	—			(555)
Loss on extinguishment of debt	10,533	—	—			(10,533)	(3e	)	—	—			—
Transaction expenses, change in control	22,370	9,423	(22,370)	(3b	)	—			9,423	—			9,423

Total other expense	37,392	56,807	(22,370)			(11,274)			60,555	(4,990)			55,565

(Loss) before provision for income taxes	(37,401)	(58,847)	16,246			11,274			(68,728)	4,990			(63,738)
Provision for income taxes	(871)	(11,355)	4,175	(3c	)	2,898	(3f	)	(5,153)	1,282	(3h	)	(3,871)

Net (loss)	$(36,530)	$(47,492)	$12,071			$8,376			$(63,575)	$3,708			$(59,867)

Net (loss) per share—basic and diluted	$(0.24)	$(0.37)											$(0.40)
Weighted average number of shares outstanding—basic and diluted	149,686,460	130,000,000											149,875,000

FIRST ADVANTAGE CORPORATION

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2020

(in thousands, except share and per share amounts)

	First Advantage Corporation Period from January 1, 2020 through January 31, 2020 (Predecessor)	First Advantage Corporation Period from February 1, 2020 through March 31, 2020 (Successor)	Silver Lake Transaction Accounting Adjustments			Silver Lake Transaction Refinancing Accounting Adjustments			Pro Forma for the Silver Lake Transaction	Offering Adjustments			Pro Forma Total
Revenues	$36,785	$74,054	$—			$—			$110,839	$—			$110,839
Operating expenses:
Cost of services (exclusive of depreciation and amortization below)	20,265	36,816	—			—			57,081	—			57,081
Product and technology expense	3,189	4,947	—			—			8,136	—			8,136
Selling, general, and administrative expense	11,235	12,285	—			—			23,520	—			23,520
Depreciation and amortization	2,105	24,487	9,538	(3a	)	—			36,130	—			36,130

Total operating expenses	36,794	78,535	9,538			—			124,867	—			124,867

(Loss) from operations	(9)	(4,481)	(9,538)			—			(14,028)	—			(14,028)

Other expense (income):
Interest expense	4,514	12,883	—			2,130	(3d	)	19,527	2,624	(3g	)	22,151
Interest income	(25)	(53)	—			—			(78)	—			(78)
Loss on extinguishment of debt	10,533	—	—			(10,533)	(3e	)	—	—			—
Transaction expenses, change in control	22,370	9,423	(22,370)	(3b	)	—			9,423	—			9,423

Total other expense	37,392	22,253	(22,370)			(8,403)			28,872	2,624			31,496

(Loss) before provision for income taxes	(37,401)	(26,734)	12,832			8,403			(42,900)	(2,624)			(45,524)
Provision for income taxes	(871)	(4,920)	3,298	(3c	)	2,160	(3f	)	(333)	(674)	(3h	)	(1,007)

Net (loss)	$(36,530)	$(21,814)	$9,534			$6,243			$(42,567)	$(1,950)			$(44,517)

Net (loss) per share—basic and diluted	$(0.24)	$(0.17)											$(0.30)
Weighted average number of shares outstanding—basic and diluted	149,686,460	130,000,000											149,875,000

FIRST ADVANTAGE CORPORATION

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2021

(in thousands, except share and per share amounts)

	First Advantage Corporation (Successor)	Offering Adjustments			Pro Forma Total
Revenues	$132,070	$—			$132,070
Operating expenses:
Cost of services (exclusive of depreciation and amortization below)	65,945	—			65,945
Product and technology expense	10,553	—			10,553
Selling, general, and administrative expense	23,978	—			23,978
Depreciation and amortization	34,763	—			34,763

Total operating expenses	135,239	—			135,239

(Loss) from operations	(3,169)	—			(3,169)

Other expense (income):
Interest expense	6,814	(2,289)	(3g	)	4,525
Interest income	(97)	—			(97)
Loss on extinguishment of debt	13,938	—			13,938
Transaction expenses, change in control	—	—			—

Total other expense	20,655	(2,289)			18,366

(Loss) before provision for income taxes	(23,824)	2,289			(21,535)
Provision for income taxes	(4,435)	588	(3h	)	(3,847)

Net (loss)	$(19,389)	$1,701			$(17,688)

Net (loss) per share—basic and diluted	$(0.15)				$(0.12)
Weighted average number of shares outstanding—basic and diluted	130,000,000				149,875,000

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

1.	Basis of Presentation & Description of the Transactions

The unaudited pro forma consolidated financial information was prepared in accordance with Article 11 of Regulation S-X, as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses,” and presents the pro forma financial condition and results of operations of the Company based upon the historical financial information after giving effect to the Transactions and related adjustments set forth in the notes to the unaudited pro forma consolidated financial information.

The unaudited pro forma consolidated financial information presented assumes no exercise by the underwriters of their over-allotment option. In addition, the unaudited pro forma consolidated financial information does not reflect any Management Adjustments for expected effects of the Transactions, including any additional costs associated with operating as a public company after the Offering Transactions.

The unaudited pro forma consolidated balance sheet as of March 31, 2021, gives effect to the Offering Transactions as if they had occurred on March 31, 2021. The unaudited pro forma consolidated balance sheet does not give effect to either the Silver Lake Transaction or the Silver Lake Transaction Refinancing as if they had occurred as of March 31, 2021 because these events are already reflected in the historical balance sheet of the Company. The unaudited pro forma consolidated statements of operations for the year ended December 31, 2020, and for the three months ended March 31, 2020 give effect to the Transactions as if they had occurred on January 1, 2020. The unaudited pro forma consolidated statement of operations for the three months ended March 31, 2021 gives effect to the Offering Transactions as if they had occurred on January 1, 2020. The unaudited pro forma consolidated statement of operations for the three months ended March 31, 2021 does not give effect to either the Silver Lake Transaction or the Silver Lake Transaction Refinancing as if they had occurred on January 1, 2020 because these events are already reflected for the full period presented in the historical statement of operations of the Company.

The Silver Lake Transaction and Silver Lake Transaction Refinancing

On January 31, 2020, Silver Lake acquired substantially all of the Company’s equity interests for approximately $1,576.0 million. A portion of the consideration was derived from members of the management team contributing an allocation of their Silver Lake Transaction proceeds. The Silver Lake Transaction was accounted for under the acquisition method in accordance with ASC 805, Business Combinations.

The allocation of the purchase price is based on the fair value of assets acquired and liabilities assumed as of the acquisition date, less transaction expenses funded by transaction proceeds. The following table summarizes the consideration paid and the amounts recognized for the assets acquired and liabilities assumed (in thousands):

Consideration
Cash, net of cash acquired	$1,556,810
Rollover management equity interests	19,148

Total fair value of consideration transferred	$1,575,958

Current assets	$145,277
Property and equipment, including software developed for internal use	236,775
Trade name	95,000
Customer lists	500,000
Deferred tax asset	106,327
Other assets	1,429
Current liabilities	(71,496)
Deferred tax liability	(198,535)
Other liabilities	(6,616)

Total identifiable net assets	$808,161

Goodwill	$767,797

In connection with the Silver Lake Transaction, on January 31, 2020, the existing credit facilities of the Predecessor were repaid in full with the proceeds of a new first lien term loan facility and a new second lien term loan facility. The first lien term loan facility provides financing in the form of a $670.0 million term loan due January 31, 2027, carrying an interest rate of 3.25% to 3.50%, based on the first lien leverage ratio, plus LIBOR and a $75.0 million new revolving facility due January 31, 2025. The first lien term loan facility requires mandatory quarterly repayments of 0.25% of the original loan balance commencing September 30, 2020. The second lien term loan facility provided financing in the form of a $145.0 million term loan due January 31, 2028, carrying an interest rate of 8.50% plus LIBOR.

In February 2021, the Company refinanced the first lien term loan facility and fully repaid the outstanding balance on the second lien term loan facility (the “2021 Debt Refinancing”). The effects of the 2021 Debt Refinancing are fully reflected in the historical balance sheet of the Company as of March 31, 2021 and the historical statement of operations of the Company for the three months ended March 31, 2021. Because the Company does not consider the effects of the 2021 Debt Refinancing to be material, no pro forma adjustments have been made to the unaudited pro forma statements of operations for the year ended December 31, 2020 or for the three months ended March 31, 2020 to reflect the 2021 Debt Refinancing as if it had occurred on January 1, 2020.

Offering Transactions

The Company is offering 19,875,000 shares of common stock in this offering at the initial public offering price of $15.00 per share. The Company intends to use the estimated net proceeds from this offering of $274.0 million (net of underwriting discounts and commissions) (i) to repay $200.0 million in aggregate principal amount of the outstanding indebtedness under our first lien term loan facility and (ii) for general corporate purposes.

2.	Notes to Unaudited Pro Forma Consolidated Balance Sheet

The following adjustments were made related to the unaudited pro forma consolidated balance sheet as of March 31, 2021:

Silver Lake Transaction Accounting Adjustments

No adjustments were made for the unaudited pro forma consolidated balance sheet as of March 31, 2021, because the effects of the Silver Lake Transaction are fully reflected in the historical balance sheet of the Company as of March 31, 2021.

Silver Lake Transaction Refinancing Accounting Adjustments

No adjustments were made for the unaudited pro forma consolidated balance sheet as of March 31, 2021 because the effects of the Silver Lake Transaction Refinancing are fully reflected in the historical balance sheet of the Company as of March 31, 2021.

Offering Adjustments

a)

Reflects the net effect on cash of the receipt of offering proceeds to us of $74.0 million, based on the sale by the Company of 19,875,000 million shares of common stock at the initial public offering price of $15.00 per share of common stock, after deducting the estimated underwriting discounts and commissions and offering expenses, and after using $200.0 million to repay outstanding indebtedness.

b)

Reflects the repayment of $200.0 million of outstanding first lien indebtedness using the proceeds from this offering as well as the resulting accelerated amortization of $4.0 million of deferred financing costs associated with the repaid debt.

c)

Reflects the pro forma net adjustments of $0.02 million to common stock and $274.0 million to additional paid-in capital (net of the estimated underwriting discounts and commissions, and estimated offering expenses of $4.8 million, including certain legal, accounting, and other related costs) to reflect the issuance of 19,875,000 shares of common stock in this offering.

3.	Notes to Unaudited Pro Forma Consolidated Statements of Operations

The following adjustments were made related to the unaudited pro forma consolidated statements of operations for the year ended December 31, 2020 and for the three months ended March 31, 2020:

Silver Lake Transaction Accounting Adjustments

a)

Reflects the incremental amortization expense related to certain definite-lived intangible assets, reflected in the purchase price allocation at the date of the Silver Lake Transaction, as if those certain definite-lived intangible assets were put into place on January 1, 2020. The following table shows the pro forma adjustment to estimated amortization expense for the year ended December 31, 2020 and for the three months ended March 31, 2020:

Description (in thousands)	Estimated Fair Value at Silver Lake Transaction	Estimated Useful Life	Year Ended December 31, 2020	Three Months Ended March 31, 2020
Capitalized software for internal use	$220,000	5 years	$57,081	$14,367
Trade name	95,000	20 years	8,171	2,048
Customer lists	500,000	14 years	70,807	17,834

Pro forma amortization expense			$136,059	34,249
Less historical amortization expense recorded			(129,935)	(24,711)

Pro forma adjustment for amortization expense			$6,124	9,538

b)

Reflects the adjustment to remove Predecessor transaction expenses related to the Silver Lake Transaction which would have been incurred and recorded during the year ended December 31, 2019 if the Silver Lake Transaction had occurred on January 1, 2020.

c)

Reflects the adjustment to the provision for income taxes attributable to the tax impacts of the preceding Silver Lake Transaction Accounting Adjustment for amortization, assuming an effective tax rate of 25.7%.

Silver Lake Transaction Refinancing Accounting Adjustments

d)

Reflects the adjustment to interest expense resulting from (i) the elimination of interest expense related to the debt financing in place during the Predecessor period, and (ii) the incremental interest expense and amortization of deferred financing costs associated with the first lien term loan facility and second lien term loan facility to give effect to the Silver Lake Transaction Refinancing as if it had occurred on January 1, 2020, calculated as follows:

Description (in thousands)	Year Ended December 31, 2020	Three Months Ended March 31, 2020
Interest expense on first lien term loan facility	$29,835	$10,519
Interest expense on second lien term loan facility	13,713	4,089
Amortization of deferred financing costs	3,543	870

Pro forma interest expense	$47,091	15,478
Less historical interest expense recorded	(47,832)	(13,348)

Pro forma adjustment for interest expense	$(741)	2,130

No adjustment has been made to the unaudited pro forma statements of operations for the year ended December 31, 2020, or for the three months ended March 31, 2020 to reflect changes in interest expense as a result of the 2021 Debt Refinancing because the Company does not consider the 2021 Debt Refinancing to be material.

e)

Reflects an adjustment to the historical loss on extinguishment of Predecessor debt for the unaudited pro forma consolidated statements of operations for the year ended December 31, 2020 and for the three months ended March 31, 2020 if the Silver Lake Transaction Refinancing had been consummated on January 1, 2020.

f)

Reflects the adjustment to the provision for income taxes attributable to the tax impacts of the preceding Silver Lake Transaction Refinancing Accounting Adjustments, assuming an effective tax rate of 25.7%.

The following adjustments were made related to the unaudited pro forma consolidated statements of operations for the year ended December 31, 2020, for the three months ended March 31, 2020, and for the three months ended March 31, 2021, as follows:

Offering Adjustments

g)

Reflects the decrease in interest expense of $11.4 million, $3.7 million, and $2.3 million for the year ended December 31, 2020, for the three months ended March 31, 2020, and for the three months ended March 31, 2021, respectively, as well as the accelerated amortization of deferred financing costs of $6.4 million and $6.4 million for the year ended December 31, 2020 and the three months ended March 31, 2020, respectively, associated with the repayment of $200.0 million of outstanding first lien indebtedness using the net proceeds from this offering and a 0.25% interest rate reduction that goes into effect after consummation of this offering.

A 1/8% increase or decrease in interest rates would result in a change in interest expense of approximately $0.8 million, $0.2 million, and $0.2 million for the year ended December 31, 2020, the three months ended March 31, 2020, and the three months ended March 31, 2021, respectively.

h)	Reflects the adjustment to the provision for income taxes attributable to the tax impacts of the preceding Offering Adjustments, assuming an effective tax rate of 25.7%.

4.	Unaudited Pro Forma Net (Loss) Per Share

Unaudited basic pro forma net (loss) per share is computed by dividing pro forma net (loss) attributable to common shares by the pro forma weighted average number of common shares outstanding during the period. Unaudited diluted pro forma net (loss) per share is computed by dividing pro forma net (loss) attributable to common shares by the weighted average number of common shares outstanding during the period after adjusting for the impact of securities that would have a dilutive effect on net (loss) per share. Potentially dilutive securities for the pro forma year ended December 31, 2020, the three months ended March 31, 2020, and the three months ended March 31, 2021 included restricted stock awards and stock options in the Company’s common stock after our historical share-based compensation arrangements issued by the Company’s parent were modified to be issued directly by the Company in conjunction with the Offering. The potentially dilutive securities had an anti-dilutive effect in all periods and were therefore not included in the calculation of unaudited pro forma net (loss) per share.

Pro forma net (loss) per share—basic and diluted (in thousands, except share and per share amounts)	Year Ended December 31, 2020	Three Months Ended March 31, 2020	Three Months Ended March 31, 2021
Numerator:
Pro forma net (loss)—basic and diluted	(59,867)	(44,517)	(17,688)
Denominator:
Weighted average number of shares outstanding—basic and diluted(1)	149,875,000	149,875,000	149,875,000
Pro forma net (loss) per share—basic and diluted	$(0.40)	$(0.30)	$(0.12)

(1) Consists of the following:
Common stock issued as a result of this offering	19,875,000	19,875,000	19,875,000
Common stock previously issued and outstanding	130,000,000	130,000,000	130,000,000

Weighted average number of shares outstanding—basic and diluted	149,875,000	149,875,000	149,875,000

DILUTION

If you invest in our common stock in this offering, your ownership interest in us will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the as adjusted net tangible book value (deficit) per share of our common stock after giving effect to this offering. Dilution results from the fact that the per share offering price of the common stock is substantially in excess of the book value per share attributable to the shares of common stock held by existing stockholders.

Our net tangible book value (deficit) as of March 31, 2021 was approximately $(505.9) million, or $(3.89) per share of our common stock. We calculate net tangible book value (deficit) per share by taking the amount of our total tangible assets, reduced by the amount of our total liabilities, and then dividing that amount by the total number of shares of common stock outstanding.

After giving effect to (i) our sale of 19,875,000 shares in this offering at the initial public offering price of $15.00 per share after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and (ii) the application of the net proceeds to us from this offering as set forth under “Use of Proceeds,” our as adjusted net tangible book value (deficit) as of March 31, 2021 would have been $(235.9) million, or $(1.57) per share of our common stock. This amount represents an immediate increase in net tangible book value (or a decrease in net tangible book deficit) of $2.32 per share to existing stockholders and an immediate and substantial dilution in net tangible book value (deficit) of $16.57 per share to new investors purchasing shares in this offering at the initial public offering price.

The following table illustrates this dilution on a per share basis:

Initial public offering price per share	$15.00
Net tangible book value (deficit) per share as of March 31, 2021	(3.89)
Increase in tangible book value per share attributable to new investors	2.32
As adjusted net tangible book value (deficit) per share after giving effect to this offering	(1.57)

Dilution per share to new investors	$16.57

Dilution is determined by subtracting as adjusted net tangible book value (deficit) per share of common stock after the offering from the initial public offering price per share of common stock.

If the underwriters exercise in full their option to purchase additional shares, the as adjusted net tangible book value (deficit) per share after giving effect to the offering and the use of proceeds therefrom would be $(1.27) per share. This represents an increase in as adjusted net tangible book value (or a decrease in as adjusted net tangible book deficit) of $2.62 per share to the existing stockholders and results in dilution in as adjusted net tangible book value (deficit) of $16.27 per share to new investors.

The following table summarizes, as of March 31, 2021, the differences between the number of shares purchased from us, the total consideration paid to us, and the average price per share paid by existing stockholders and by new investors. As the table shows, new investors purchasing shares in this offering will pay an average price per share substantially higher than our existing stockholders paid. The table below excludes underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
			(in thousands)
Existing stockholders	130,000,000	86.7%	$837,402	73.7%	$6.44
New investors	19,875,000	13.3	298,125	26.3	15.00
Total	149,875,000	100%	$1,135,527	100%	7.58

If the underwriters were to exercise in full their option to purchase 2,981,250 additional shares of our common stock from us and 843,750 additional shares of our common stock from the selling stockholders, the percentage of shares of our common stock held by existing stockholders who are directors, officers or affiliated persons as of March 31, 2021 would be 76.0% and the percentage of shares of our common stock held by new investors would be 19.2%.

To the extent that we grant options to our employees in the future and those options are exercised or other issuances of common stock are made, there will be further dilution to new investors.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Summary—Summary Historical and Pro Forma Consolidated Financial and Other Data” and the consolidated financial statements of First Advantage Corporation and related notes included elsewhere in this prospectus. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs, and that are subject to significant risks and uncertainties, including, but not limited to, those described in the “Risk Factors” and “Forward-Looking Statements” sections of this prospectus. Our actual results may differ materially from those expressed or implied in any forward-looking statements.

Overview

First Advantage is a leading global provider of technology solutions for screening, verifications, safety, and compliance related to human capital. We deliver innovative solutions and insights that help our customers manage risk and hire the best talent. Enabled by our proprietary technology platform, our products and solutions help companies protect their brands and provide safe environments for their customers and their most important resources: employees, contractors, contingent workers, tenants, and drivers.

Our comprehensive product suite includes Criminal Background Checks, Drug / Health Screening, Extended Workforce Screening, Biometrics & Identity, Education / Work Verifications, Resident Screening, Fleet / Driver Compliance, Executive Screening, Data Analytics, Continuous Monitoring, Social Media Monitoring, and Hiring Tax Incentives. We derive a substantial majority of our revenues from pre-onboarding screening.

We perform screening in over 200 countries and territories, enabling us to serve as a one-stop-shop provider to both multinational companies and growth companies. Our customers are global enterprises, mid-sized, and small companies, and our products and solutions are used by personnel in recruiting, human resources, risk, compliance, vendor management, safety, and/or security. In 2020, we performed over 75 million screens on behalf of more than 30,000 customers spanning the globe and all major industry verticals. During the year ended December 31, 2020 on a pro forma basis after giving effect to this offering and the Silver Lake Transaction, our largest customer accounted for approximately 12% of total revenues. No other customer accounted for 10% or more of our total revenues during such period. For the three months ended March 31, 2021, there were no customers who accounted for more than 10% of our revenues. Our gross retention rate was 95.5%, 94.7%, and 95.9% for the years ended December 31, 2018, 2019, and 2020, respectively.

Our products are sold both individually and bundled. The First Advantage platform offers flexibility for customers to specify which products to include in their screening package, such as Social Security numbers, criminal records, education and work verifications, sex offender registry, and global sanctions. Generally, our customers order a bundled background screening package or selected combination of screens related to a single individual before they onboard that individual. The type and mix of products and solutions we sell to a customer vary by customer size, their screening requirements and industry vertical. Therefore, order volumes are not comparable across both customers and periods. Pricing can also vary considerably by customer depending on the product mix in their screening packages, order volumes, screening requirements and preferences, and bundling of products.

We enter into contracts with our customers that are typically three years in length. These contracts set forth the general terms and pricing of our products and solutions but do not include minimum order volumes or committed order volumes. Accordingly, contracts do not provide any guarantees of future revenues. Through our ongoing dialogue with our customers, we have some visibility into their expected future volumes, although these can be difficult to accurately forecast. We typically bill our customers at the end of each month and recognize revenues as completed orders are reported or otherwise made available to our customers. A substantial majority of customer orders are completed the same day they are submitted.

We have experienced consistent organic revenue growth, including in 2020 and 2021 despite the impact of COVID-19 on the overall economy. We generated revenues of $509 million for the year ended December 31, 2020 on a pro forma basis giving effect to this offering and the Silver Lake Transaction, which represents 6% growth as compared to $482 million in 2019. Our revenue growth accelerated to 17% year-over-year in the second half of 2020, driven by the addition of a number of large new customers, upselling and cross-selling existing customers, and strong demand among Enterprise customers in the essential retail, e-commerce, and transportation and home delivery verticals that experienced significant hiring increases as a result of COVID-19. Our revenues have continued to grow in 2021, increasing 19% for the three months ended March 31, 2021 as compared to the three months ended March 31, 2020, on a pro forma basis after giving effect to this offering and the Silver Lake Transaction, primarily driven by the continued addition of new customers and upselling and cross-selling existing customers, and to a lesser extent due to declines in customer demand as a result of COVID-19 in the second half of March 2020 which we did not experience in the first quarter of 2021. Approximately 90% of our 2020 revenues was generated in North America, predominantly in the U.S., with the remaining 10% generated in EMEA, APAC, and India. Other than the United States, no single country accounted for 10% or more of our total revenues during these periods.

We generated a net loss of $(60) million for the year ended December 31, 2020, on a pro forma basis to give effect to this offering and the Silver Lake Transaction, as compared to net income of $34 million in 2019. For the three months ended March 31, 2021, we generated a net loss of $(19) million, as compared to $(45) million for the three months ended March 31, 2020, on a pro forma basis to give effect to this offering and the Silver Lake Transaction. We generated Adjusted EBITDA of $147 million for the year ended December 31, 2020 on a pro forma basis giving effect to this offering and the Silver Lake Transaction, as compared to $124 million in 2019. For the three months ended March 31, 2021, we generated Adjusted EBITDA of $37 million, as compared to $27 million for the three months ended March 31, 2020, on a pro forma basis to give effect to this offering and the Silver Lake Transaction. Our Adjusted Net Income was $74 million for the year ended December 31, 2020 on a pro forma basis giving effect to this offering and the Silver Lake Transaction, as compared to $45 million in 2019. For the three months ended March 31, 2021, our Adjusted Net Income was $21 million, as compared to $7 million for the three months ended March 31, 2020, on a pro forma basis to give effect to this offering and the Silver Lake Transaction. Please refer to “Unaudited Pro Forma Consolidated Financial Information” for further details.

Basis of Presentation

On January 31, 2020, funds affiliated with Silver Lake acquired substantially all of the equity interests in the Company from STG pursuant to the Silver Lake Transaction. For the purposes of the consolidated financial data included in this prospectus, periods on or prior to January 31, 2020 reflect the financial position, results of operations and cash flows of the Company and its consolidated subsidiaries prior to the Silver Lake Transaction, referred to herein as the Predecessor, and periods beginning after January 31, 2020 reflect the financial position, results of operations and cash flows of the Company and its consolidated subsidiaries after the Silver Lake Transaction, referred to herein as the Successor. As a result of the Silver Lake Transaction, the results of operations and financial position of the Predecessor and Successor are not directly comparable because of the application of the acquisition method during purchase accounting which required a step up in basis of our assets and liabilities from their historical carrying values to fair value on the date of the Silver Lake Transaction.

To facilitate comparability across periods, we have presented in this “Management’s Discussion and Analysis of Results of Operations and Financial Condition” section certain financial information on a pro forma basis, giving pro forma effect to this offering and the Silver Lake Transaction as if it had occurred on January 1, 2020. Please refer to “Unaudited Pro Forma Consolidated Financial Information” for further details.

We have one operating segment.

Factors Affecting Operating Results

We believe that the future growth and profitability of our business depend on numerous factors, including the following:

Acquiring New Customers

We are focused on continuing to grow our customer base, particularly with respect to high-growth Enterprise customers in attractive industry verticals. Our large, Enterprise customers have increased from 122 companies at the beginning of 2018 to 141 at the end of 2020, and we have over 30,000 total customers. Our customer acquisition strategy depends on our ability to continue to cost-effectively offer innovative and comprehensive products and solutions, maintain our reputation and brand, and continued investment in our verticalized sales strategy. New customers typically begin generating revenues within two to four months of executing a contract and ramp up order volumes over the subsequent three to five month period. We believe there is opportunity to continue to increase our market share globally and grow our international customer base as non-U.S. companies begin adopting or expanding their screening practices.

Expanding Wallet Share with Existing Customers

Our growth in revenues depends on our ability to sell more products and solutions to existing customers. We typically grow our revenues over time with customers as their underlying screening volumes grow and as they roll out our products and solutions to new divisions or geographies, increase our wallet share in multi-provider programs, perform more extensive screens, and purchase additional products and solutions such as continuous screening, hiring tax credits, and fleet solutions. Our Customer Success teams work closely with our customers to further develop their screening, compliance, and risk management programs within their organization and in doing so, frequently identify opportunities to expand their relationship with First Advantage. Our revenue growth with existing customers is also dependent upon our ability to retain customers. In the past three years, we have achieved an average 95% gross retention rate from 2018 to 2020.

Maintaining Performance Through Macroeconomic Environments

Our results are also impacted by our customers’ underlying business performance and hiring trends, which drive their demand and budgets for background screening and adjacent products. Our customers’ business can be affected by a variety of factors, including general economic conditions and industry-related trends. We are also exposed to hiring cyclicality, as companies typically reduce employee hiring and flexible workforces in weaker economic environments, which can impact demand for our products and solutions. Our ability to grow our business will also depend on the long-term strength, diversity, and durability of the verticals that we invest in and rely upon to drive our revenues.

Developing New Products to Expand Our Revenue Opportunity with Existing Customers

We plan to continue to diversify our product suite beyond pre-onboarding screening by growing our post-onboarding screening and adjacent risk and compliance products. For example, we are currently investing in sources of recurring revenues such as post-onboarding criminal monitoring solutions and re-screening programs. We see opportunities to develop risk management solutions that align with our capabilities, such as franchise screening programs, DOT compliance, and Right to Work checks.

Profitably Managing our Growth

Our ability to grow profitably depends on our ability to manage our cost structure. Our costs are affected by third-party costs including government fees and data vendors, as these third-parties have discretion to adjust pricing, although these third-party fees are typically invoiced to our customers as direct pass-through costs.

Our historical margin expansion has been largely driven by increased automation and deployment of RPA technologies in the background screening process, which has increased our efficiency, quality, and operating leverage. Additionally, we have gained operating leverage from efficiencies and control in managing general and administrative costs. In order to grow profitably, we must make strategic investments that generate incremental revenues and enable us to deliver our products and solutions and support our customers in a cost-effective manner. However, our ability to innovate and drive future reductions of operating costs through automation and digitization requires upfront investment that is not guaranteed to drive the desired outcomes.

COVID-19

In March 2020, the World Health Organization characterized COVID-19 as a pandemic. The COVID-19 pandemic and the ensuing actions that various governments have taken in response have created significant worldwide uncertainty, volatility, and economic disruption and has had significant and unpredictable impacts on global labor markets. U.S. total private hiring volumes declined significantly at the beginning of the COVID-19 pandemic as many companies quickly reduced hiring amid related uncertainty. The U.S. unemployment rate spiked to 15% in April 2020, reflecting its highest rate since the Great Depression. Certain of our existing customers reduced headcount, furloughed employees, implemented hiring freezes, and reduced flexible workforces due to declining business conditions which decreased their spending on background screening. Certain sectors such as travel, dining, and non-essential retail, were especially impacted.

We believe providers with large exposure to apparel, airline, hotel, in-person food & beverage and SMB customers were heavily impacted during 2020 after COVID-19 driven lockdowns and other measures were taken. There were varying degrees of recovery across these sectors in 2020. First Advantage’s revenues declined approximately 14% year-over-year in the second quarter of 2020 as customers dramatically reduced order volumes at the onset of the pandemic. In particular, we saw greater revenue declines among our international customers. In response, we enacted hiring reductions, reduced flexible labor, and took other precautionary cost actions. We quickly mobilized our global operations to transition to a work-from-home model and prioritized our order processing capacity to meet the volume demands of customers that still had strong hiring volume. For a short period of time at the onset of the pandemic, we experienced operational disruptions due to court closures and unavailability of certain data sources that resulted in longer turnaround times and depending on our customers’ preferences, delayed or required modification of customer deliverables. We also incurred incremental costs of approximately $0.9 million in 2020 and $0.1 million in the three months ended March 31, 2021 in connection with the COVID-19 pandemic, including costs related to furloughs and severance, increased overtime, and personal protective equipment.

Despite the pandemic and high U.S. unemployment rates, our business recovered in the third quarter of 2020, with revenues growing 11% year-over-year. Our performance was driven in part due to our focus on and strength with Enterprise customers in diverse and durable sectors such as e-commerce, essential retail, transportation and home delivery, warehousing, healthcare, technology, and staffing. We were also nimble in launching new products in response to COVID-19, such as virtual drug testing.

We believe that a continued economic rebound will help drive strong hiring volumes and demand globally in 2021 and that we will continue to experience strong demand from our existing customers. We also expect that as the COVID-19 pandemic abates, demand from our international customers and our customers in heavily impacted sectors will return to more normalized levels, a trend we have started to experience in the three months ended March 31, 2021. However, the duration and severity of the COVID-19 pandemic and the long-term effects the pandemic will have on our customers and general economic conditions remains uncertain and difficult to predict. Our business and financial performance may be unfavorably impacted in future periods if a significant number of our customers reduce headcount and hiring or are unable to continue as viable businesses, the macro-economic environment continues to experience worsening labor market conditions, there is a reduction in business confidence and activity, or a decrease in demand for background screening products and solutions. See “Risk Factors—Risks Related to Our Business—The impact of COVID-19 and related risks could materially affect our results of operations, financial position, and/or liquidity.”

Components of our Results of Operations

Revenues

The Company derives its revenues from a variety of screening and adjacent products that cover phases from pre-onboarding screening to post-onboarding screening after the employee, extended worker, driver, or volunteer has been onboarded. We generally classify our products and solutions into three major categories: pre-onboarding, post-onboarding, and adjacent products, each of which is enabled by our technology platform, proprietary databases, and data analytics capabilities. Pre-onboarding products are comprised of an extensive array of products that customers typically utilize to enhance their evaluation process and ensure compliance with their onboarding criteria from the time a job or other application is submitted to an applicant’s successful onboarding. Post-onboarding products are comprised of continuous monitoring and re-screening solutions to help our customers keep their end customers, workforces, and other stakeholders safe, productive, and compliant. Adjacent products include products that complement our pre-onboarding and post-onboarding solutions such as fleet / vehicle compliance, tax credits and incentives, resident/tenant screening, and investigative screening. We expect revenues from post-onboarding products to increase in the long-term.

Our suite of products is available individually or through bundled solutions that can be configured and tailored according to our customers’ needs. We typically bill our customers at the end of each month and recognize revenues after completed orders are reported or otherwise made available to our customers. A substantial majority of customer orders are completed the same day they are submitted. We similarly recognize revenues for other products as customers receive and consume the benefits of the products and solutions delivered.

Operating Expenses

We incur the following expenses related to our cost of revenues and operating expenses:

•

Cost of Services: Consists of amounts paid to third parties for access to government records, other third-party data and services, and our internal processing fulfillment and customer care functions. In addition, cost of services include expenses from our proprietary drug screening lab and collection site network as well as our proprietary court runner network. Third-party cost of services are largely variable in nature and are typically invoiced to our customers as direct pass-through costs. Cost of services also includes our salaries and benefits expense for personnel involved in the processing and fulfilment of our screening products and solutions, as well as our customer care organization and robotics process automation implementation team. Other costs included in cost of services include an allocation of certain overhead costs for our revenue-generating products and solutions, primarily consisting of certain facility costs and administrative services allocated by headcount or another related metric. We do not allocate depreciation and amortization to cost of services.

•

Product and Technology Expense: Consists of salaries and benefits for personnel involved in the maintenance of our technology platform and its integrations and APIs, product marketing, management of our network and infrastructure capabilities, and maintenance of our information security and business continuity functions. A portion of the personnel costs, including stock-based compensation costs, are related to the development of new products and features that are all developed through Agile methodologies. These costs are partially capitalized, and therefore, are partially reflected as amortization expense within the depreciation and amortization cost line item. Product and technology expense also includes third-party costs related to our cloud computing services, software licensing and maintenance, telecommunications, and other data processing functions. We do not allocate depreciation and amortization to product and technology expense.

•

Selling, General, and Administrative Expense: Consists of sales, customer success, marketing, and general and administrative expenses. Sales, customer success, and marketing consists primarily of employee compensation such as salaries, bonuses, sales commissions, stock-based compensation, and other employee benefits for our verticalized Sales and Customer Success teams. General and administrative expenses include travel expenses and various corporate functions including finance, human resources, legal, and other administrative roles, in addition to certain professional service fees associated with preparing for our initial public offering. We expect our selling, general, and administrative expenses to increase in the future, primarily as a result of additional public company related reporting and compliance costs. Over the long-term, we expect our selling, general, and administrative expenses to decrease as a percentage of our revenues as we leverage our past investments.

•

Depreciation and Amortization: Property and equipment consisting mainly of capitalized software costs, furniture, hardware, and leasehold improvements are depreciated and reflected as operating expenses. We also amortize the capitalized costs of finite-life intangible assets acquired in connection with the Silver Lake Transaction and other business combinations. The comparability of our operating expenses over time is affected by the increased depreciation and amortization recorded as a result of applying purchase accounting at the time of the Silver Lake Transaction.

We have a flexible cost structure that allows our business to adjust quickly to the impacts of macroeconomic events and scale to meet the needs of large new customers. Operating expenses are influenced by the amount of revenue and mix of customers that contribute to our revenues for any given period. As revenues grow, we would generally expect cost of services to grow in a similar fashion, albeit influenced by the effects of automation, productivity, and other efficiency initiatives as well as customer and product mix shifts. We regularly review expenses and investments in the context of revenue growth and any shifts we see in cost of services in order to align with our overall financial objectives. While we expect operating expenses to increase in absolute dollars to support our continued growth, we believe that operating expenses will decline gradually as a percentage of total revenues in the future as our business grows and our operating efficiency improves.

Other Expense (Income)

Our other expense (income) consists of the following:

•

Interest Expense: Relates primarily to our debt service costs and, to a lesser extent, the interest-related expenses of our interest rate swaps and the interest on our capital lease obligations. Additionally, interest expense includes the amortization of deferred financing costs.

•

Interest Income: We earn interest income on our cash and cash equivalent balances held in interest-bearing accounts. We also earn interest income on our short term investments which are fixed-time deposits having a maturity date within twelve months.

•	Loss on Extinguishment of Debt: Reflects losses on the extinguishment of certain debt.

•

Transaction Expenses, Change in Control: Includes transaction expenses related to the change of control resulting from the Silver Lake Transaction as well as transaction costs related to other business combinations completed as part of our historic business combinations.

Provision for Income Taxes

Consists of domestic and foreign corporate income taxes related to earnings from our sale of services, with statutory tax rates that differ by jurisdiction. We expect the income earned by our international entities to grow over time as a percentage of total income, which may impact our effective income tax rate. However, our effective tax rate will be affected by many other factors including changes in tax laws, regulations or rates, new interpretations of existing laws or regulations, shifts in the allocation of income earned throughout the world, and changes in overall levels of income before tax. Specifically, the results of the 2020 U.S. presidential election could lead to changes in tax laws that could negatively impact our effective tax rate. President Biden has proposed an increase in the U.S. corporate income tax rate from 21% to 28%, doubling the rate of tax on certain earnings of foreign subsidiaries, and a 15% minimum tax on worldwide book income, which would increase our effective tax rate.

Results of Operations

The comparability of our operating results in the year ended December 31, 2020 compared to the year ended December 31, 2019 and the three months ended March 31, 2021 compared to the three months ended March 31,

2020 was impacted by our accounting for the Silver Lake Transaction. The period from January 1, 2020 through January 31, 2020 relate to the Predecessor and the period from February 1, 2020 through March 31, 2020 and the period from February 1, 2020 through December 31, 2020 relate to the Successor. To assist with period-to-period comparisons, we have included the unaudited pro forma consolidated financial information for the three months ended March 31, 2020 and the year ended December 31, 2020 that gives effect to this offering and the Silver Lake Transaction and the related refinancing as if they had occurred at January 1, 2020. For a discussion of pro forma adjustments, see “Unaudited Pro Forma Consolidated Financial Information.” These pro forma adjustments are prepared in accordance with Article 11 of Regulation S-X to include additional amortization related to the intangible assets recognized at fair value in the Silver Lake Transaction and differences in interest expense associated with the related refinancing. We compare results for the year ended December 31, 2019 (Predecessor) to the pro forma results for the twelve months ended December 31, 2020, after giving effect to this offering and the Silver Lake Transaction and the related refinancing, and the pro forma results for the three months ended March 31, 2020, after giving effect to this offering and the Silver Lake Transaction and the related refinancing, and the three months ended March 31, 2021. We present the information for the three-month period ended March 31, 2020 and the twelve-month period ended December 31, 2020 in this format to assist readers in understanding and assessing the trends and significant changes in our results of operations on a comparable basis. We believe this presentation is appropriate because it provides a meaningful comparison and relevant analysis of our results of operations for the relevant periods.

Comparison of Results of Operations for the Year ended December 31, 2019 (Predecessor) compared to the Period from January 1, 2020 through January 31, 2020 (Predecessor) and the Period from February 1, 2020 through December 31, 2020 (Successor)

	Predecessor	Predecessor	Successor	Pro Forma Adjustments for the year ended December 31, 2020	Pro Forma Twelve Months Ended December 31, 2020
	For the Year Ended December 31, 2019	Period from January 1, 2020 through January 31, 2020	Period from February 1, 2020 through December 31, 2020
(In thousands)
Revenues	$481,767	$36,785	$472,369	$—	$509,154

Operating expenses:
Cost of services (exclusive of depreciation and amortization below)	245,324	20,265	240,287	—	260,552
Product and technology expense	33,239	3,189	32,201	—	35,390
Selling, general, and administrative expense	85,084	11,235	66,864	—	78,099
Depreciation and amortization	25,953	2,105	135,057	6,124	143,286

Total operating expenses	389,600	36,794	474,409	6,124	517,327

Income (loss) from operations	92,167	(9)	(2,040)	(6,124)	(8,173)

Other expense (income)
Interest expense	51,964	4,514	47,914	(5,731)	46,697
Interest income	(945)	(25)	(530)	—	(555)
Loss on extinguishment of debt	—	10,533	—	(10,533)	—
Transaction expenses change in control	—	22,370	9,423	(22,370)	9,423

Total other expense	51,019	37,392	56,807	(38,634)	55,565

Income (loss) before provision for income taxes	41,148	(37,401)	(58,847)	32,510	(63,738)
Provision for income taxes	6,898	(871)	(11,355)	8,355	(3,871)

	Predecessor	Predecessor	Successor	Pro Forma Adjustments for the year ended December 31, 2020	Pro Forma Twelve Months Ended December 31, 2020
(in thousands) (continued)	For the Year Ended December 31, 2019	Period from January 1, 2020 through January 31, 2020	Period from February 1, 2020 through December 31, 2020
Net income (loss)	$34,250	$(36,530)	$(47,492)	$24,155	$(59,867)

Net income (loss) margin.	7.1%	(99.3)%	(10.1)%	—	(11.8)%

Revenues

	Predecessor	Predecessor	Successor	Pro Forma Adjustments for the year ended December 31, 2020	Combined Pro Forma Twelve Months Ended December 31, 2020
(in thousands)	For the Year Ended December 31, 2019	Period from January 1, 2020 through January 31, 2020	Period from February 1, 2020 through December 31, 2020
Revenues	$481,767	$36,785	$472,369	$—	$509,154

Revenues were $472.4 million for the period from February 1, 2020 through December 31, 2020 (Successor) and $36.8 million for the period from January 1, 2020 through January 31, 2020 (Predecessor), compared to $481.8 million for the year ended December 31, 2019 (Predecessor). On a pro forma basis after giving effect to this offering and the Silver Lake Transaction, revenues were $509.2 million for the year ended December 31, 2020, an increase of $27.4 million, or 5.7%, compared to the year ended December 31, 2019. This represents a deceleration in growth relative to prior years due to the impact of COVID-19.

The increase in revenues was primarily driven by:

•	increased revenues of $44.6 million from new customers.

The increase in revenues was partially offset by:

•

a $17.2 million net decrease in existing customer revenue, primarily driven by reduced demand from certain customers more impacted by COVID-19 and the impact of lost accounts. These decreases were partially offset by increased revenue from certain existing customers, including ongoing strength in demand, upselling and cross-selling.

We experienced high demand among certain Enterprise customers in the essential retail, e-commerce, and transportation and home delivery verticals, particularly in the second half of 2020. Pricing was relatively stable across the periods.

Cost of Services

	Predecessor	Predecessor	Successor	Pro Forma Adjustments for the year ended December 31, 2020	Combined Pro Forma Twelve Months Ended December 31, 2020
(in thousands)	For the Year Ended December 31, 2019	Period from January 1, 2020 through January 31, 2020	Period from February 1, 2020 through December 31, 2020
Revenues	$481,767	$36,785	$472,369	$—	$509,154
Cost of services	245,324	20,265	240,287	—	260,552
Cost of services as a % of revenue	50.9%	55.1%	50.9%	—	51.2%

Cost of services was $240.3 million for the period from February 1, 2020 through December 31, 2020 (Successor) and $20.3 million for the period from January 1, 2020 through January 31, 2020 (Predecessor), compared to $245.3 million for the year ended December 31, 2019 (Predecessor). On a pro forma basis after giving effect to this offering and the Silver Lake Transaction, cost of services was $260.6 million for the year ended December 31, 2020, an increase of $15.2 million, or 6.2%, compared to the year ended December 31, 2019.

The increase in cost of services was primarily due to:

•	an increase in variable third-party data expenses of $23.2 million as a direct result of the increased revenues.

The increase in cost of services was partially offset by:

•

a $6.0 million decrease in personnel related expenses in our operations and customer service functions as a result of our continued investment in robotics process automation and productivity efficiencies, and

•	a $1.7 million decrease in travel-related expenses due to COVID-19 related restrictions

Cost of services as a percentage of revenues was 50.9% for the period from February 1, 2020 through December 31, 2020 (Successor) and 55.1% for the period from January 1, 2020 through January 31, 2020 (Predecessor), which was relatively flat compared to 50.9% for the year ended December 31, 2019 (Predecessor). We were able to maintain this percentage in 2020 by leveraging our operating efficiencies to control our personnel expenses and also as a result of reduced travel costs as a result of COVID-19 related restrictions.

Product and Technology Expense

	Predecessor	Predecessor	Successor	Pro Forma Adjustments for the year ended December 31, 2020	Combined Pro Forma Twelve Months Ended December 31, 2020
(in thousands)	For the Year Ended December 31, 2019	Period from January 1, 2020 through January 31, 2020	Period from February 1, 2020 through December 31, 2020
Product and technology expense	$33,239	$3,189	$32,201	$—	$35,390

Product and technology expense was $32.2 million for the period from February 1, 2020 through December 31, 2020 (Successor) and $3.2 million for the period from January 1, 2020 through January 31, 2020 (Predecessor), compared to $33.2 million for the year ended December 31, 2019 (Predecessor). On a pro forma basis after giving effect to this offering and the Silver Lake Transaction, product and technology expense was $35.4 million for the year ended December 31, 2020, an increase of $2.2 million, or 6.5%, compared to the year ended December 31, 2019.

The increase in product and technology expense was primarily due to:

•	a $1.7 million increase in personnel-related expenses as a result of additional investments made to enhance our product and technology capabilities, and

•	an increase in software licensing expenses.

Selling, General, and Administrative Expense

	Predecessor	Predecessor	Successor	Pro Forma Adjustments for the year ended December 31, 2020	Combined Pro Forma Twelve Months Ended December 31, 2020
(in thousands)	For the Year Ended December 31, 2019	Period from January 1, 2020 through January 31, 2020	Period from February 1, 2020 through December 31, 2020
Selling, general, and administrative expense	$85,084	$11,235	$66,864	$—	$78,099

Selling, general, and administrative expense was $66.9 million for the period from February 1, 2020 through December 31, 2020 (Successor) and $11.2 million for the period from January 1, 2020 through January 31, 2020 (Predecessor), compared to $85.1 million for the year ended December 31, 2019 (Predecessor). On a pro forma basis after giving effect to this offering and the Silver Lake Transaction, selling, general, and administrative expense was $78.1 million for the year ended December 31, 2020, a decrease of $7.0 million, or 8.2%, compared to the year ended December 31, 2019.

Selling, general, and administrative expense decreased primarily due to:

•	a $4.5 million reduction in travel and marketing related expenses as a result of COVID-19 related restrictions,

•	a $3.4 million decrease in legal expenses (see Note 13 to the consolidated financial statements included elsewhere in this prospectus), and

•	decreases in various other expenses primarily related to COVID-19 cost saving measures.

The decrease in selling, general, and administrative expense was partially offset by:

•	a $4.5 million increase in stock-based compensation expenses primarily as a result of accelerated vesting related to the Silver Lake Transaction.

Depreciation and Amortization

	Predecessor	Predecessor	Successor	Pro Forma Adjustments for the year ended December 31, 2020	Combined Pro Forma Twelve Months Ended December 31, 2020
(in thousands)	For the Year Ended December 31, 2019	Period from January 1, 2020 through January 31, 2020	Period from February 1, 2020 through December 31, 2020
Depreciation and amortization	$25,953	$2,105	$135,057	$6,124	$143,286

Depreciation and amortization was $135.1 million for the period from February 1, 2020 through December 31, 2020 (Successor) and $2.1 million for the period from January 1, 2020 through January 31, 2020 (Predecessor), compared to $26.0 million for the year ended December 31, 2019 (Predecessor). On a pro forma basis after giving effect to this offering and the Silver Lake Transaction, depreciation and amortization was $143.3 million for the year ended December 31, 2020, an increase of $117.3 million, or 452.1%, compared to the year ended December 31, 2019.

This increase was primarily due to the impact of the step up in fair value of property and equipment and intangible assets as a result of the application of purchase accounting related to the Silver Lake Transaction.

Interest Expense

	Predecessor	Predecessor	Successor	Pro Forma Adjustments for the year ended December 31, 2020	Combined Pro Forma Twelve Months Ended December 31, 2020
(in thousands)	For the Year Ended December 31, 2019	Period from January 1, 2020 through January 31, 2020	Period from February 1, 2020 through December 31, 2020
Interest expense	$51,964	$4,514	$47,914	$(5,731)	$46,697

Interest expense was $47.9 million for the period from February 1, 2020 through December 31, 2020 (Successor) and $4.5 million for the period from January 1, 2020 through January 31, 2020 (Predecessor), compared to $52.0 million for the year ended December 31, 2019 (Predecessor). On a pro forma basis after giving effect to this offering and the Silver Lake Transaction, interest expense was $46.7 million for the year ended December 31, 2020, a decrease of $5.3 million, or 10.1%, compared to the year ended December 31, 2019.

This increase in interest expense from the period from February 1, 2020 through December 31, 2020 (Successor) and for the period from January 1, 2020 through January 31, 2020 (Predecessor), compared to the year ended December 31, 2019 (Predecessor) was primarily due to the impact of the increase in outstanding debt related to the refinancing of our credit facilities in 2020 and the fair value measurement of our interest rate swaps. As part of the Silver Lake Transaction, we repaid our existing debt obligations and established a new $670.0 million first lien credit facility and $145.0 million second lien credit facility. The increase in interest rates as a result of increased borrowings was partially offset by interest rate savings due to more favorable interest rate margins under the new credit facilities and lower LIBOR rates.

Interest Income

	Predecessor	Predecessor	Successor	Pro Forma Adjustments for the year ended December 31, 2020	Combined Pro Forma Twelve Months Ended December 31, 2020
(in thousands)	For the Year Ended December 31, 2019	Period from January 1, 2020 through January 31, 2020	Period from February 1, 2020 through December 31, 2020
Interest income	$(945)	$(25)	$(530)	$—	$(555)

Interest income was $0.5 million for the period from February 1, 2020 through December 31, 2020 (Successor) and $0.0 million for the period from January 1, 2020 through January 31, 2020 (Predecessor), compared to $1.0 million, for the year ended December 31, 2019 (Predecessor). On a pro forma basis after giving effect to this offering and the Silver Lake Transaction, interest income was $0.6 million for the year ended December 31, 2020, a decrease of $0.4 million, or 41.3%, compared to the year ended December 31, 2019.

Interest income decreases were primarily due to general decreases in interest rates.

Loss on Extinguishment of Debt

	Predecessor	Predecessor	Successor	Pro Forma Adjustments for the year ended December 31, 2020	Combined Pro Forma Twelve Months Ended December 31, 2020
(in thousands)	For the Year Ended December 31, 2019	Period from January 1, 2020 through January 31, 2020	Period from February 1, 2020 through December 31, 2020
Loss on extinguishment of debt	$—	$10,533	$—	$(10,533)	$—

Loss on extinguishment of debt relates to expenses stemming from the write-off of debt issuance costs as a result of prepayment of the Company’s outstanding debt obligations in connection with the Silver Lake Transaction.

Transaction Expenses, Change in Control

	Predecessor	Predecessor	Successor	Pro Forma Adjustments for the year ended December 31, 2020	Combined Pro Forma Twelve Months Ended December 31, 2020
(in thousands)	For the Year Ended December 31, 2019	Period from January 1, 2020 through January 31, 2020	Period from February 1, 2020 through December 31, 2020
Transaction expenses, change in control	$—	$22,370	$9,423	$(22,370)	$9,423

Transaction expenses, change in control relate solely to costs relating to the Silver Lake Transaction that are recorded on our books and are therefore only included in our results of operations for the period from February 1, 2020 through December 31, 2020 (Successor) and for the period from January 1, 2020 through January 31, 2020 (Predecessor).

Provision for Income Taxes

	Predecessor	Predecessor	Successor	Pro Forma Adjustments for the year ended December 31, 2020	Combined Pro Forma Twelve Months Ended December 31, 2020
(in thousands)	For the Year Ended December 31, 2019	Period from January 1, 2020 through January 31, 2020	Period from February 1, 2020 through December 31, 2020
Provision for income taxes	$6,898	$(871)	$(11,355)	$8,355	$(3,871)

Our provision for income taxes was $(11.4) million for the period from February 1, 2020 through December 31, 2020 (Successor) and $(0.9) million for the period from January 1, 2020 through January 31, 2020 (Predecessor), compared to $6.9 million for the year ended December 31, 2019 (Predecessor). On a pro forma basis after giving effect to this offering and the Silver Lake Transaction, our (benefit) provision for income taxes was $(3.9) million for the year ended December 31, 2020, a decrease of $10.8 million, or 156.1%, compared to the year ended December 31, 2019.

This change from an expense to a benefit was primarily due to the reversal of our valuation allowance after the Silver Lake Transaction and the monthly reversal of the large deferred tax liability established on the acquired identifiable intangibles after the Silver Lake Transaction.

Net Income (Loss) and Net Income (Loss) Margin

	Predecessor	Predecessor	Successor	Pro Forma Adjustments for the year ended December 31, 2020	Combined Pro Forma Twelve Months Ended December 31, 2020
(in thousands)	For the Year Ended December 31, 2019	Period from January 1, 2020 through January 31, 2020	Period from February 1, 2020 through December 31, 2020
Net income (loss)	$34,250	$(36,530)	$(47,492)	$24,155	$(59,867)
Net income (loss) margin	7.1%	(99.3)%	(10.1)%	—	(11.8)%

Net income (loss) was $(47.5) million for the period from February 1, 2020 through December 31, 2020 (Successor) and $(36.5) million for the period from January 1, 2020 through January 31, 2020 (Predecessor), compared to $34.3 million, for the year ended December 31, 2019 (Predecessor). Net income (loss) for the year ended December 31, 2020, on a pro forma basis after giving effect to this offering and the Silver Lake Transaction, decreased by $94.1 million compared to the year ended December 31, 2019 due to the factors described above.

Net income (loss) margin was (10.1)% for the period from February 1, 2020 through December 31, 2020 (Successor) and (99.3)% for the period from January 1, 2020 through January 31, 2020 (Predecessor), compared to 7.1% for the year ended December 31, 2019 (Predecessor). Net income (loss) margin for the year ended December 31, 2020, on a pro forma basis after giving effect to this offering and the Silver Lake Transaction, was (11.8)%.

The decrease is primarily due to the deceleration in revenue growth due to the impact of COVID-19, and the impact of the step up in fair value of property and equipment and intangible assets as a result of the application of purchase accounting related to the Silver Lake Transaction.

Comparison of Results of Operations for the Period from January 1, 2020 through January 31, 2020 (Predecessor) and the Period from February 1, 2020 through March 31, 2020 (Successor) compared to the three months ended March 31, 2021 (Successor)

	Predecessor	Successor		Pro Forma Adjustments for the Three Months Ended March 31, 2020	Pro Forma Three Months Ended March 31, 2020	Pro Forma Adjustments for the Three Months Ended March 31, 2021	Pro Forma Three Months Ended March 31, 2021
	Period from January 1 through January 31, 2020	Period from February 1 through March 31, 2020	Three Months Ended March 31, 2021
(In thousands)
Revenues	$36,785	$74,054	$132,070	$—	$110,839	$—	$132,070
Operating expenses:
Cost of services (exclusive of depreciation and amortization below)	20,265	36,816	65,945	—	57,081	—	65,945
Product and technology expense	3,189	4,947	10,553	—	8,136	—	10,553
Selling, general, and administrative expense	11,235	12,285	23,978	—	23,520	—	23,978
Depreciation and amortization	2,105	24,487	34,763	9,538	36,130	—	34,763

Total operating expenses	36,794	78,535	135,239	9,538	124,867	—	135,239

(Loss) income from operations	(9)	(4,481)	(3,169)	(9,538)	(14,028)	—	(3,169)
Other expense (income)
Interest expense	4,514	12,883	6,814	4,754	22,151	(2,289)	4,525
Interest income	(25)	(53)	(97)	—	(78)	—	(97)
Loss on extinguishment of debt	10,533	—	13,938	(10,533)	—	—	13,938
Transaction expenses change in control	22,370	9,423	—	(22,370)	9,423	—	—

Total other expense	37,392	22,253	20,655	(28,149)	31,496	(2,289)	18,366

(Loss) income before provision for income taxes	(37,401)	(26,734)	(23,824)	18,611	(45,524)	2,289	(21,535)
Provision for income taxes	(871)	(4,920)	(4,435)	4,784	(1,007)	588	(3,847)

Net (loss) income	$(36,530)	$(21,814)	$(19,389)	$13,827	$(44,517)	$1,701	$(17,688)

Net (loss) income margin	(99.3)%	(29.5)%	(14.7)%	—	(40.2)%	—	(13.4)%

Revenues

	Predecessor	Successor	Successor	Pro Forma Adjustments for the Three Months Ended March 31, 2020	Combined Pro Forma Three Months Ended March 31, 2020	Pro Forma Adjustments for the Three Months Ended March 31, 2021	Combined Pro Forma Three Months Ended March 31, 2021
(in thousands)	Period from January 1, 2020 through January 31, 2020	Period from February 1, 2020 through March 31, 2020	Three Months Ended March 31, 2021
Revenues	$36,785	$74,054	$132,070	$—	$110,839	$—	$132,070

Revenues were $132.1 million for the three months ended March 31, 2021 (Successor), compared to $74.1 million for the period from February 1, 2020 through March 31, 2020 (Successor) and $36.8 million for the period from January 1, 2020 through January 31, 2020 (Predecessor). Revenue for the three months ended

March 31, 2021 increased by $21.2 million, or 19.2%, compared to the three months ended March 31, 2020, on a pro forma basis after giving effect to this offering and the Silver Lake Transaction.

The increase in revenues was primarily due to:

•	increased revenues of $10.6 million from new customers, and

•

a net increase of $10.6 million in existing customer revenues, primarily driven by stronger demand as our customers that were more impacted by COVID-19 in 2020 returned to more normalized levels of demand, as well as increased revenues from certain customers, including ongoing strength in demand, upselling and cross-selling. These existing customer increases were partially offset by the impact of lost accounts.

We continued to experience high demand among certain Enterprise customers in the essential retail, e-commerce, and transportation and home delivery verticals. Pricing was relatively stable across the periods.

Cost of Services

	Predecessor	Successor	Successor	Pro Forma Adjustments for the Three Months Ended March 31, 2020	Combined Pro Forma Three Months Ended March 31, 2020	Pro Forma Adjustments for the Three Months Ended March 31, 2021	Combined Pro Forma Three Months Ended March 31, 2021
(in thousands)	Period from January 1, 2020 through January 31, 2020	Period from February 1, 2020 through March 31, 2020	Three Months Ended March 31, 2021
Revenues	$36,785	$74,054	$132,070	$—	$110,839	$—	$132,070
Cost of services	20,265	36,816	65,945	—	57,081	—	65,945
Cost of services as a % of revenue	55.1%	49.7%	49.9%	—	51.5%	—	49.9%

Cost of services was $65.9 million for the three months ended March 31, 2021 (Successor), compared to $36.8 million for the period from February 1, 2020 through March 31, 2020 (Successor) and $20.3 million for the period from January 1, 2020 through January 31, 2020 (Predecessor). Cost of services for the three months ended March 31, 2021 increased by $8.9 million, or 15.5%, compared to the three months ended March 31, 2020, on a pro forma basis after giving effect to this offering and the Silver Lake Transaction.

The increase in cost of services was primarily due to:

•	an increase in variable third-party data expenses of $7.8 million as a direct result of increased revenues, and

•	additional foreign currency exchange losses of $1.2 million due to the impact of foreign exchange rate volatility.

Cost of services as a percentage of revenues was 49.9% for the three months ended March 31, 2021 (Successor), compared to 49.7% for the period from February 1, 2020 through March 31, 2020 (Successor) and 55.1% for the period from January 1, 2020 through January 31, 2020 (Predecessor). We were able to improve our cost of services leverage in 2021 as a result of our operating efficiencies which helped control our personnel expenses. We also had reduced travel costs as a result of COVID-19 related restrictions.

Product and Technology Expense

	Predecessor	Successor	Successor	Pro Forma Adjustments for the Three Months Ended March 31, 2020	Combined Pro Forma Three Months Ended March 31, 2020	Pro Forma Adjustments for the Three Months Ended March 31, 2021	Combined Pro Forma Three Months Ended March 31, 2021
(in thousands)	Period from January 1, 2020 through January 31, 2020	Period from February 1, 2020 through March 31, 2020	Three Months Ended March 31, 2021
Product and technology expense	$3,189	$4,947	$10,553	$—	$8,136	$—	$10,553

Product and technology expense was $10.6 million for the three months ended March 31, 2021 (Successor), compared to $4.9 million for the period from February 1, 2020 through March 31, 2020 (Successor) and $3.2 million for the period from January 1, 2020 through January 31, 2020 (Predecessor). Product and technology expense for the three months ended March 31, 2021 increased by $2.4 million, or 29.7%, compared to the three months ended March 31, 2020, on a pro forma basis after giving effect to this offering and the Silver Lake Transaction.

The increase in product and technology expense was primarily due to:

•	a $1.5 million increase in personnel-related expenses as a result of additional investments made to enhance our product, solutions, and technology platform, and

•	an increase in software licensing related expenses.

Selling, General, and Administrative Expense

	Predecessor	Successor	Successor	Pro Forma Adjustments for the Three Months Ended March 31, 2020	Combined Pro Forma Three Months Ended March 31, 2020	Pro Forma Adjustments for the Three Months Ended March 31, 2021	Combined Pro Forma Three Months Ended March 31, 2021
(in thousands)	Period from January 1, 2020 through January 31, 2020	Period from February 1, 2020 through March 31, 2020	Three Months Ended March 31, 2021
Selling, general, and administrative expense	$11,235	$12,285	$23,978	$—	$23,520	$—	$23,978

Selling, general, and administrative expense was $24.0 million for the three months ended March 31, 2021 (Successor), compared to $12.3 million for the period from February 1, 2020 through March 31, 2020 (Successor) and $11.2 million for the period from January 1, 2020 through January 31, 2020 (Predecessor). Selling, general, and administrative expense for the three months ended March 31, 2021 increased by $0.5 million, or 1.9%, compared to the three months ended March 31, 2020, on a pro forma basis after giving effect to this offering and the Silver Lake Transaction.

Selling, general, and administrative expense increased primarily due to:

•	an increase of $3.6 million in professional service fees incurred related to this offering, and

•	an increase in bonus related expenses due to the Company’s improved operating results in 2021.

The increase in selling, general, and administrative expense was partially offset by:

•	a $3.6 million decrease in stock-based compensation expenses primarily as a result of accelerated vesting related to the Silver Lake Transaction that did not reoccur in 2021.

Depreciation and Amortization

	Predecessor	Successor		Pro Forma Adjustments for the Three Months Ended March 31, 2020	Pro Forma Three Months Ended March 31, 2020	Pro Forma Adjustments for the Three Months Ended March 31, 2021	Pro Forma Three Months Ended March 31, 2021
(in thousands)	Period from January 1, through January 31, 2020	Period from February 1, through March 31, 2020	Three Months Ended March 31, 2021
Depreciation and amortization	$2,105	$24,487	$34,763	$9,538	$36,130	$—	$34,763

Depreciation and amortization was $34.8 million for the three months ended March 31, 2021 (Successor), compared to $24.5 million for the period from February 1, 2020 through March 31, 2020 (Successor) and $2.1 million for the period from January 1, 2020 through January 31, 2020 (Predecessor). Depreciation and amortization expense for the three months ended March 31, 2021 decreased by $1.4 million, or 3.8%, compared to the three months ended March 31, 2020, on a pro forma basis after giving effect to this offering and the Silver Lake Transaction.

This decrease was primarily due to the impact of the step up in fair value of property and equipment and intangible assets as a result of the application of purchase accounting related to the Silver Lake Transaction, of which the intangible asset amortization is accelerated based on the relative projected discounted cash flows.

Interest Expense

	Predecessor	Successor		Pro Forma Adjustments for the Three Months Ended March 31, 2020	Pro Forma Three Months Ended March 31, 2020	Pro Forma Adjustments for the Three Months Ended March 31, 2021	Pro Forma Three Months Ended March 31, 2021
(in thousands)	Period from January 1, through January 31, 2020	Period from February 1, through March 31, 2020	Three Months Ended March 31, 2021
Interest expense	$4,514	$12,883	$6,814	$4,754	$22,151	$(2,289)	$4,525

Interest expense was $6.8 million for the three months ended March 31, 2021 (Successor), compared to $12.9 million for the period from February 1, 2020 through March 31, 2020 (Successor) and $4.5 million for the period from January 1, 2020 through January 31, 2020 (Predecessor). Interest expense for the three months ended March 31, 2021 decreased by $17.6 million, or 79.6%, compared to the three months ended March 31, 2020, on a pro forma basis after giving effect to this offering and the Silver Lake Transaction.

The decrease was primarily the result of the interest rate savings due to more favorable interest rate margins under the new credit facilities and lower LIBOR rates. Additional decreases were related to the fair value measurement of our interest rate swaps.

Interest Income

	Predecessor	Successor		Pro Forma Adjustments for the Three Months Ended March 31, 2020	Pro Forma Three Months Ended March 31, 2020	Pro Forma Adjustments for the Three Months Ended March 31, 2021	Pro Forma Three Months Ended March 31, 2021
(in thousands)	Period from January 1, through January 31, 2020	Period from February 1, through March 31, 2020	Three Months Ended March 31, 2021
Interest income	$(25)	$(53)	$(97)	$—	$(78)	$—	$(97)

Interest income was $0.1 million for the three months ended March 31, 2021 (Successor), compared to $0.1 million for the period from February 1, 2020 through March 31, 2020 (Successor) and $0.0 million for the period from January 1, 2020 through January 31, 2020 (Predecessor). Interest income for the three months ended March 31, 2021 remained relatively flat as compared to the three months ended March 31, 2020, on a pro forma basis after giving effect to this offering and the Silver Lake Transaction.

Loss on Extinguishment of Debt

	Predecessor	Successor		Pro Forma Adjustments for the Three Months Ended March 31, 2020	Pro Forma Three Months Ended March 31, 2020	Pro Forma Adjustments for the Three Months Ended March 31, 2021	Pro Forma Three Months Ended March 31, 2021
(in thousands)	Period from January 1, through January 31, 2020	Period from February 1, through March 31, 2020	Three Months Ended March 31, 2021
Loss on extinguishment of debt	$10,533	$—	$13,938	$(10,533)	$—	$—	$13,938

Loss on extinguishment of debt for the three months ended March 31, 2021 (Successor) relates to expenses stemming from the write-off of debt issuance costs associated with the February 2021 refinancing of the first lien term loan facility and early repayment of the second lien term loan facility.

Transaction Expenses, Change in Control

	Predecessor	Successor		Pro Forma Adjustments for the Three Months Ended March 31, 2020	Pro Forma Three Months Ended March 31, 2020	Pro Forma Adjustments for the Three Months Ended March 31, 2021	Pro Forma Three Months Ended March 31, 2021
(in thousands)	Period from January 1, through January 31, 2020	Period from February 1, through March 31, 2020	Three Months Ended March 31, 2021
Transaction expenses change in control	$22,370	$9,423	$—	$(22,370)	$9,423	$—	$—

Transaction expenses, change in control relate solely to costs relating to the Silver Lake Transaction that are recorded on our books and are therefore only included in our results of operations for the period from February 1, 2020 through March 31, 2020 (Successor) and for the period from January 1, 2020 through January 31, 2020 (Predecessor).

Provision (Benefit) for Income Taxes

	Predecessor	Successor		Pro Forma Adjustments for the Three Months Ended March 31, 2020	Pro Forma Three Months Ended March 31, 2020	Pro Forma Adjustments for the Three Months Ended March 31, 2021	Pro Forma Three Months Ended March 31, 2021
(in thousands)	Period from January 1, through January 31, 2020	Period from February 1, through March 31, 2020	Three Months Ended March 31, 2021
Provision for income taxes	$(871)	$(4,920)	$(4,435)	$4,784	$(1,007)	$588	$(3,847)

Our provision (benefit) for income taxes was $(4.4) million for the three months ended March 31, 2021 (Successor), compared to $(4.9) million for the period from February 1, 2020 through March 31, 2020 (Successor) and $(0.9) million for the period from January 1, 2020 through January 31, 2020 (Predecessor). Our provision (benefit) for income taxes for the three months ended March 31, 2021 resulted in an increase in the tax benefit of $2.8 million, or 282.0%, compared to the three months ended March 31, 2020, on a pro forma basis after giving effect to this offering and the Silver Lake Transaction.

The decrease of the tax benefit was primarily due to the reversal of our valuation allowance after the Silver Lake Transaction and increased foreign tax expense incurred during the three months ended March 31, 2021 related to increases in taxable income in various jurisdictions.

Net (Loss) Income and Net (Loss) Income Margin

	Predecessor	Successor		Pro Forma Adjustments for the Three Months Ended March 31, 2020	Pro Forma Three Months Ended March 31, 2020	Pro Forma Adjustments for the Three Months Ended March 31, 2021	Pro Forma Three Months Ended March 31, 2021
(in thousands)	Period from January 1, through January 31, 2020	Period from February 1, through March 31, 2020	Three Months Ended March 31, 2021
Net (loss) income	$(36,530)	$(21,814)	$(19,389)	$13,827	$(44,517)	$1,701	$(17,688)
Net (loss) income margin	(99.3)%	(29.5)%	(14.7)%	—	(40.2)%	—	(13.4)%

Net (loss) income was $(19.4) million for the three months ended March 31, 2021 (Successor), compared to $(21.8) million for the period from February 1, 2020 through March 31, 2020 (Successor) and $(36.5) million for the period from January 1, 2020 through January 31, 2020 (Predecessor). Net loss for the three months ended March 31, 2021 decreased by $26.8 million, or 60.3%, compared to the three months ended March 31, 2020, on a pro forma basis after giving effect to this offering and the Silver Lake Transaction due to the factors described above.

Net (loss) income margin was (14.7)% for the three months ended March 31, 2021 (Successor), compared to (29.5)% for the period from February 1, 2020 through March 31, 2020 (Successor) and (99.3)% for the period from January 1, 2020 through January 31, 2020 (Predecessor). Net income (loss) margin for the three months ended March 31, 2021 and 2020, on a pro forma basis after giving effect to this offering and the Silver Lake Transaction, was (13.4)% and (40.2)%, respectively.

The improvement in our net income (loss) margin is attributable to our ability to leverage operating efficiencies to control our overall expenses while increasing revenue, as described above.

Key Operating and Financial Metrics

In addition to our results determined in accordance with GAAP, we believe certain measures are useful in evaluating our operating performance. These measures are used by management in making operating decisions, allocating financial resources, and internal planning and forecasting, and for business strategy purposes. These measures constitute non-GAAP measures. See “Non-GAAP Financial Measures.” A reconciliation is provided below for each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP.

Adjusted EBITDA and Adjusted EBITDA Margin

Management believes that Adjusted EBITDA is a strong indicator of our overall operating performance and is useful to management and investors as a measure of comparative operating performance from period to period. We define Adjusted EBITDA as net income before interest, taxes, depreciation, and amortization, and as further adjusted for loss on extinguishment of debt, share-based compensation, transaction and acquisition-related charges, integration and restructuring charges, and other and non-cash charges. We exclude the impact of share-based compensation because it is a non-cash expense and we believe that excluding this item provides meaningful supplemental information regarding performance and ongoing cash generation potential. We exclude loss on extinguishment of debt, transaction and acquisition related charges, integration and restructuring charges, and other charges because such expenses are episodic in nature and have no direct correlation to the cost of operating our business on an ongoing basis.

Adjusted EBITDA was $123.8 million for the year ended December 31, 2019 (Predecessor) and represented an Adjusted EBITDA Margin of 26%. Adjusted EBITDA was $7.0 million for the period from January 1, 2020 through January 31, 2020 (Predecessor) and represented an Adjusted EBITDA Margin of 19%. Adjusted EBITDA was $139.8 million for the period from February 1, 2020 through December 31, 2020 (Successor) and represented an Adjusted EBITDA Margin of 30%. On a pro forma basis after giving effect to this offering and the Silver Lake Transaction, Adjusted EBITDA was $146.8 million for the year ended December 31, 2020 and represented an Adjusted EBITDA Margin of 29%.

Adjusted EBITDA was $7.0 million for the period from January 1, 2020 through January 31, 2020 (Predecessor) and represented an Adjusted EBITDA Margin of 19%. Adjusted EBITDA was $20.2 million for the period from February 1, 2020 through March 31, 2020 (Successor) and represented an Adjusted EBITDA Margin of 27%. On a pro forma basis after giving effect to this offering and the Silver Lake Transaction, Adjusted EBITDA was $27.2 million for the three months ended March 31, 2020 and represented an Adjusted EBITDA Margin of 25%. Adjusted EBITDA was $36.6 million for the three months ended March 31, 2021 (Successor) and represented an Adjusted EBITDA Margin of 28%.

Growth in Adjusted EBITDA was driven primarily from revenue growth attributed to new and existing customers and margin expansion attributed to increased automation, cost discipline, and operating leverage.

The following table presents a reconciliation of Adjusted EBITDA for the periods presented. For a discussion of pro forma adjustments, see “Unaudited Pro Forma Consolidated Financial Information.”

	Predecessor		Successor	Pro Forma Adjustments for the year ended December 31, 2020	Combined Pro Forma Twelve Months Ended December 31, 2020
	Year Ended December 31, 2019	Period from January 1 through January 31, 2020	Period from February 1 through December 31, 2020
(In thousands)
Net income (loss)	$34,250	$(36,530)	$(47,492)	$24,155	$(59,867)
Interest expense, net	51,019	4,489	47,384	(5,731)	46,142
Provision for income taxes	6,898	(871)	(11,355)	8,355	(3,871)
Depreciation and amortization	25,953	2,105	135,057	6,124	143,286
Loss on extinguishment of debt	—	10,533	—	(10,533)	—
Share-based compensation	1,216	3,976	1,876	—	5,852
Transaction and acquisition-related charges (a)	1,198	22,840	10,146	(22,370)	10,616
Integration and restructuring charges(b)	—	327	3,413	—	3,740
Other(c)	3,239	153	747	—	900

Adjusted EBITDA	$123,773	$7,022	$139,776	$—	$146,798

	Predecessor	Successor		Pro Forma Adjustments for the Three Months Ended March 31, 2020	Combined Pro Forma Three Months Ended March 31, 2020	Pro Forma Adjustments for the Three Months Ended March 31, 2021	Pro Forma Adjustments for the Three Months Ended March 31, 2021
	Period from January 1 through January 31, 2020	Period from February 1 through March 31, 2020	Three Months Ended March 31, 2021
(In thousands)
Net (loss) income	$(36,530)	$(21,814)	$(19,389)	$13,827	$(44,517)	$1,701	$(17,688)
Interest expense, net	4,489	12,830	6,717	4,754	22,073	(2,289)	4,428
Provision for income taxes	(871)	(4,920)	(4,435)	4,784	(1,007)	588	(3,847)
Depreciation and amortization	2,105	24,487	34,763	9,538	36,130	—	34,763
Loss on extinguishment of debt	10,533	—	13,938	(10,533)	—	—	13,938
Share-based compensation	3,976	281	562	—	4,257	—	562
Transaction and acquisition-related charges(a)	22,840	9,446	3,984	(22,370)	9,916	—	3,984
Integration and restructuring charges(b)	327	—	448	—	327	—	448
Other(c)	153	(121)	2	—	32	—	2

Adjusted EBITDA	$7,022	$20,189	$36,590	$—	$27,211	$—	$36,590

(a)

Represents charges incurred related to acquisitions and similar transactions, primarily consisting of change in control-related costs, professional service fees, and other third-party costs. Additionally, the three months ended March 31, 2021 includes incremental professional service fees incurred related to this offering.

(b)	Represents charges from organizational restructuring and integration activities outside of the ordinary course of business.
(c)

Represents non-cash and other charges primarily related to legal exposures inherited from legacy acquisitions, foreign currency (gains) losses, and (gains) losses on the sale of assets. Additionally, the period from February 1, 2020 through December 31, 2020 (Successor) includes the incremental costs incurred due to COVID-19.

We define Adjusted EBITDA Margin as Adjusted EBITDA divided by total revenues. The following table presents the calculation of Adjusted EBITDA Margin for the periods presented.

	Predecessor		Successor	Pro Forma Adjustments for the year ended December 31, 2020	Combined Pro Forma Twelve Months Ended December 31, 2020
	Year Ended December 31, 2019	Period from January 1 through January 31, 2020	Period from February 1 through December 31, 2020
(In thousands)
Adjusted EBITDA	$123,773	$7,022	$139,776	$—	$146,798
Total Revenues	481,767	36,785	472,369	—	509,154

Adjusted EBITDA Margin	26%	19%	30%	—	29%

	Predecessor	Successor		Pro Forma Adjustments for the Three Months Ended March 31, 2020	Pro Forma Three Months Ended March 31, 2020	Pro Forma Adjustments for the Three Months Ended March 31, 2021	Pro Forma Three Months Ended March 31, 2021
	Period from January 1 through January 31, 2020	Period from February 1 through March 31, 2020	Three Months Ended March 31, 2021
(In thousands)
Adjusted EBITDA	$7,022	$20,189	$36,590	$—	$27,211	$—	$36,590
Total Revenues	36,785	74,054	132,070	—	110,839	—	132,070

Adjusted EBITDA Margin	19%	27%	28%	—	25%	—	28%

Adjusted Net Income

Similar to Adjusted EBITDA, management believes that Adjusted Net Income is a strong indicator of our overall operating performance and is useful to our management and investors as a measure of comparative operating performance from period to period. We define Adjusted Net Income for a particular period as net income before taxes adjusted for debt-related costs, acquisition-related depreciation and amortization, share-based compensation, transaction and acquisition related charges, integration and restructuring charges, and other and non-cash charges, to which we then apply the related effective tax rate.

Adjusted Net Income was $44.9 million in the year ended December 31, 2019 (Predecessor), compared to $1.4 million for the period from January 1, 2020 through January 31, 2020 (Predecessor) and $63.9 million for the period from February 1, 2020 through December 31, 2020 (Successor). On a pro forma basis after giving effect to this offering and the Silver Lake Transaction, Adjusted Net Income was $73.5 million for the year ended December 31, 2020.

Adjusted Net Income was $1.4 million for the period from January 1, 2020 through January 31, 2020 (Predecessor) and $4.6 million for the period from February 1, 2020 through March 31, 2020 (Successor). On a pro forma basis giving effect to this offering and the Silver Lake Transaction, Adjusted Net Income was

$6.9 million for the three months ended March 31, 2020. Adjusted Net Income was $20.5 million for the three months ended March 31, 2021 (Successor).

This growth was driven primarily by the same factors contributing to Adjusted EBITDA growth, though Adjusted Net Income is also impacted by changes in our capital structure that are captured in interest expense. The purchase accounting from the Silver Lake Transaction and our debt refinancing at the beginning of 2020 impacts the comparability of Adjusted Net Income across historical periods

The following tables present a reconciliation of Adjusted Net Income for the periods presented. For a discussion of pro forma adjustments, see “Unaudited Pro Forma Consolidated Financial Information.”

	Predecessor		Successor	Pro Forma Adjustments for the year ended December 31, 2020	Combined Pro Forma Twelve Months Ended December 31, 2020
	Year Ended December 31, 2019	Period from January 1 through January 31, 2020	Period from February 1 through December 31, 2020
(In thousands)
Net income (loss)	$34,250	$(36,530)	$(47,492)	$24,155	$(59,867)
Provision for income taxes	6,898	(871)	(11,355)	8,355	(3,871)

Income (loss) before provision for income taxes	41,148	(37,401)	(58,847)	32,510	(63,738)
Debt-related costs(a)	3,174	11,102	3,242	(5,137)	9,207
Acquisition-related depreciation and amortization(b)	11,074	848	125,419	6,124	132,391
Share-based compensation	1,216	3,976	1,876	—	5,852
Transaction and acquisition-related charges(c)	1,198	22,840	10,146	(22,370)	10,616
Integration and restructuring charges(d)	—	327	3,413	—	3,740
Other(e)	3,239	153	747	—	900
Adjusted net income before income tax effect	61,049	1,845	85,996	11,127	98,968
Less: Income tax effect(f)	16,117	474	22,101	2,860	25,435

Adjusted Net Income	$44,932	$1,371	$63,895	$8,267	$73,533

	Predecessor	Successor		Pro Forma Adjustments for the Three Months Ended March 31, 2020	Pro Forma Three Months Ended March 31, 2020	Pro Forma Adjustments for the Three Months Ended March 31, 2021	Pro Forma Three Months Ended March 31, 2021
	Period from January 1 through January 31, 2020	Period from February 1 through March 31, 2020	Three Months Ended March 31, 2021
(In thousands)
Net (loss) income	$(36,530)	$(21,814)	$(19,389)	$13,827	$(44,517)	$1,701	$(17,688)
Provision for income taxes	(871)	(4,920)	(4,435)	4,784	(1,007)	588	(3,847)
Income (loss) before provision for income taxes	(37,401)	(26,734)	(23,824)	18,611	(45,524)	2,289	(21,535)
Debt-related costs(a)	11,102	578	14,911	(4,564)	7,116	(162)	14,749
Acquisition-related depreciation and amortization(b)	848	22,791	31,512	9,538	33,177	—	31,512
Share-based compensation	3,976	281	562	—	4,257	—	562
Transaction and acquisition-related charges(c)	22,840	9,446	3,984	(22,370)	9,916	—	3,984
Integration and restructuring charges(d)	327	—	448	—	327	—	448
Other(e)	153	(121)	2	—	32	—	2
Adjusted net income before income tax effect	1,845	6,241	27,595	1,215	9,301	2,127	29,722
Less: Income tax effect(f)	474	1,604	7,092	312	2,390	547	7,639

Adjusted Net Income	$1,371	$4,637	$20,503	$903	$6,911	$1,580	$22,083

(a)	Represents the loss on extinguishment of debt and non-cash interest expense related to the amortization of debt issuance costs for the financing for the Silver Lake Transaction.
(b)	Represents the depreciation and amortization expense related to intangible assets and developed technology assets recorded due to the application of ASC 805, Business Combinations.
(c)

Represents charges incurred related to acquisitions and similar transactions, primarily consisting of change in control-related costs, professional service fees, and other third-party costs. Additionally, the three months ended March 31, 2021 includes incremental professional service fees incurred related to this offering.

(d)	Represents charges from organizational restructuring and integration activities outside of the ordinary course of business.
(e)

Represents non-cash and other charges primarily related to legal exposures inherited from legacy acquisitions, foreign currency (gains) losses, and (gains) losses on the sale of assets. Additionally, the period from February 1, 2020 through December 31, 2020 (Successor) includes incremental costs incurred due to COVID-19.

(f)

Effective tax rates of 26.4%, 25.7%, and 25.7% have been used to compute adjusted net income for the 2019, 2020, and 2021 periods, respectively. As of December 31, 2020, we had net operating loss carryforwards of approximately $197,607, $166,196, and $35,992 for federal, state and foreign income tax purposes, respectively, available to reduce future income subject to income taxes. As a result, the amount of actual cash taxes we pay for federal, state and foreign income taxes differs significantly from the effective income tax rate computed in accordance with GAAP, and from the normalized rate shown above.

Unaudited Quarterly Results of Operations

Quarterly Consolidated Statements of Operations Data

The following table presents our unaudited quarterly consolidated results of operations for the periods presented. This unaudited quarterly consolidated information has been prepared on the same basis as our audited consolidated financial statements, and, in the opinion of management, the unaudited quarterly consolidated information includes all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods. You should read this table in conjunction with our consolidated financial statements and the related notes located elsewhere in this prospectus. The results of operations for any quarter are not necessarily indicative of the results of operations for any future periods.

	Predecessor					Successor
	For the Quarters Ended				Period Ended	Period Ended	For the Quarters Ended
	Mar. 31, 2019	Jun. 30, 2019	Sep. 30, 2019	Dec. 31, 2019	Jan. 31, 2020	Mar. 31, 2020	Jun. 30, 2020	Sep. 30, 2020	Dec. 31, 2020	Mar. 31, 2021
	Q1	Q2	Q3	Q4	Q1	Q1	Q2	Q3	Q4	Q1
(In thousands)
Revenues	$109,687	$121,621	$123,769	$126,690	$36,785	$74,054	$104,993	$136,778	$156,544	$132,070
Operating expenses	92,566	95,888	97,252	103,894	36,794	78,535	111,196	131,488	153,190	135,239

Income (loss) from operations	17,121	25,733	26,517	22,796	(9)	(4,481)	(6,203)	5,290	3,354	(3,169)
Other expense (income)	13,023	12,829	12,758	12,409	37,392	22,253	13,662	11,631	9,261	20,655

Income (loss) before provision for income taxes	4,098	12,904	13,759	10,387	(37,401)	(26,734)	(19,865)	(6,341)	(5,907)	(23,824)
Provision for income taxes	902	2,184	2,172	1,640	(871)	(4,920)	(3,499)	(2,889)	(47)	(4,435)

Net income (loss)	$3,196	$10,720	$11,587	$8,747	$(36,530)	$(21,814)	$(16,366)	$(3,452)	$(5,860)	$(19,389)

Net cash provided by (used in) operating activities	$16,776	$17,144	$13,055	$24,608	$(19,216)	$1,698	$21,711	$14,217	$35,225	$23,713

Seasonality

We experience seasonality with respect to certain customer industries as a result of fluctuations in hiring volumes and other economic activity. For example, pre-onboarding revenues generated from our customers in the retail and transportation industries are historically highest during the September through November months leading up to the holiday season and lowest at the beginning of the first quarter following the holiday season. Certain customers across various industries also historically ramp up their hiring throughout the first half of the year as winter concludes, commercial activity tied to outdoor activities increases, and the school year ends giving rise to student and graduate hiring. In addition, apartment rental activity and associated screening activity typically declines in the fourth quarter heading into the holiday season. We expect that further growth in e-commerce, the continued digital transformation of the economy, and other economic forces may impact future seasonality but are unable to predict these potential shifts and how our business may be impacted.

Quarterly Revenue Trends

Our quarterly revenues have increased over time on a year over year basis as a result of new customers, our strong retention rates, and expansion of services provided to existing customers. Although we did experience a decline in revenues in the second quarter of 2020 due to the COVID-19 pandemic, our business rebounded in the third quarter of 2020 and our revenue growth accelerated in the second half of 2020 and has continued into 2021.

Quarterly Operating Expense Trends

Other than depreciation and amortization, which is affected by the increases recorded as a result of applying purchase accounting at the time of the Silver Lake Transaction, our operating expenses are primarily influenced by the amount and mix of our revenues and had generally increased each quarter prior to the COVID-19 pandemic. In the first quarter of 2020, the Company began taking defensive cost-savings actions to protect the Company in the face of COVID-19 related uncertainty. In the third quarter of 2020, we had started to experience accelerating growth from our customer base and reversed certain COVID-19 driven cost-savings measures and began to accelerate our investments in our Product and Technology, Sales, and Customer Success teams to help further drive future revenue growth. Additionally, our general and administrative expenses have increased in the three months ended March 31, 2021 as we have added specialized personnel and increased our professional services to support our growth and prepare to meet our obligations as a public company following the completion of this offering.

Quarterly Non-GAAP Financial Measures

	Predecessor					Successor
	For the Quarters Ended				Period Ended	Period Ended	For the Quarters Ended
	Mar. 31, 2019	Jun. 30, 2019	Sep. 30, 2019	Dec. 31, 2019	Jan. 31, 2020	Mar. 31, 2020	Jun. 30, 2020	Sep. 30, 2020	Dec. 31, 2020	Mar. 31, 2021
	Q1	Q2	Q3	Q4	Q1	Q1	Q2	Q3	Q4	Q1
(In thousands)
Net income (loss)	$3,196	$10,720	$11,587	$8,747	$(36,530)	$(21,814)	$(16,366)	$(3,452)	$(5,860)	$(19,389)
Interest expense, net	13,023	12,829	12,757	12,410	4,489	12,830	13,662	11,631	9,261	6,717
Provision for income taxes	902	2,184	2,172	1,640	(871)	(4,920)	(3,499)	(2,889)	(47)	(4,435)
Depreciation and amortization	6,268	6,545	6,552	6,588	2,105	24,487	36,572	36,756	37,242	34,763
Loss on extinguishment of debt	—	—	—	—	10,533	—	—	—	—	13,938
Share-based compensation	354	324	274	264	3,976	281	520	531	544	562
Transaction and acquisition-related charges (a)	—	—	349	849	22,840	9,446	76	56	568	3,984
Integration and restructuring charges(b)	—	—	—	—	327	—	262	26	3,125	448
Other(c)	1,349	760	(200)	1,330	153	(121)	427	630	(189)	2

Adjusted EBITDA	$25,092	$33,362	$33,491	$31,828	$7,022	$20,189	$31,654	$43,289	$44,644	$36,590

(a)

Represents charges incurred related to acquisitions and similar transactions, primarily consisting of change in control-related costs, professional service fees, and other third-party costs. Additionally, the three months ended March 31, 2021 includes incremental professional service fees incurred related to this offering.

(b)	Represents charges from organizational restructuring and integration activities outside of the ordinary course of business.
(c)

Represents non-cash and other charges primarily related to legal exposures inherited from legacy acquisitions, foreign currency (gains) losses, and (gains) losses on the sale of assets. Additionally, the period from February 1, 2020 through December 31, 2020 (Successor) and the period from February 1, 2020 through March 31, 2020 (Successor) include incremental costs incurred due to COVID-19.

	Predecessor					Successor
	For the Quarters Ended				Period Ended	Period Ended	For the Quarters Ended
	Mar. 31, 2019	Jun. 30, 2019	Sep. 30, 2019	Dec. 31, 2019	Jan. 31, 2020	Mar. 31, 2020	Jun. 30, 2020	Sep. 30, 2020	Dec. 31, 2020	Mar. 31, 2021
	Q1	Q2	Q3	Q4	Q1	Q1	Q2	Q3	Q4	Q1
(In thousands)
Net income (loss)	$3,196	$10,720	$11,587	$8,747	$(36,530)	$(21,814)	$(16,366)	$(3,452)	$(5,860)	$(19,389)
Income taxes	902	2,184	2,172	1,640	(871)	(4,920)	(3,499)	(2,889)	(47)	(4,435)

Income (loss) before income taxes	4,098	12,904	13,759	10,387	(37,401)	(26,734)	(19,865)	(6,341)	(5,907)	(23,824)
Adjustments:
Debt-related costs(a)	768	785	802	819	11,102	578	877	889	898	14,911
Acquisition-related depreciation and amortization(b)	2,758	2,800	2,758	2,758	848	22,791	34,135	34,223	34,270	31,512
Share-based compensation	354	324	274	264	3,976	281	520	531	544	562
Transaction and acquisition related charges(c)	—	—	349	849	22,840	9,446	76	56	568	3,984
Integration and restructuring charges(d)	—	—	—	—	327	—	262	26	3,125	448
Other(e)	1,349	760	(200)	1,330	153	(121)	427	630	(189)	2

Adjusted net income before income tax effect	9,327	17,573	17,742	16,407	1,845	6,241	16,432	30,014	33,309	27,595
Adjusted income taxes(f)	2,462	4,639	4,684	4,332	474	1,604	4,223	7,714	8,560	7,092

Adjusted Net Income	$6,865	$12,934	$13,058	$12,075	$1,371	$4,637	$12,209	$22,300	$24,749	$20,503

(a)	Represents the loss on extinguishment of debt and non-cash interest expense related to the amortization of debt issuance costs for the financing for the Silver Lake Transaction.
(b)	Represents the depreciation and amortization expense related to intangible assets and developed technology assets recorded due to the application of ASC 805, Business Combinations.
(c)

Represents charges incurred related to acquisitions and similar transactions, primarily consisting of change in control-related costs, professional service fees, and other third-party costs. Additionally, the three months ended March 31, 2021 includes incremental professional service fees incurred related to this offering.

(d)	Represents charges from organizational restructuring and integration activities outside of the ordinary course of business.
(e)

Represents non-cash and other charges primarily related to legal exposures inherited from legacy acquisitions, foreign currency (gains) losses, and (gains) losses on the sale of assets. Additionally, the period from February 1, 2020 through December 31, 2020 (Successor) and the period from February 1, 2020 through March 31, 2020 (Successor) include incremental costs incurred due to COVID-19.

(f)

Effective tax rates of 26.4%, 25.7%, and 25.7% have been used to compute adjusted net income for the 2019, 2020, and 2021 periods, respectively. As of December 31, 2020, we had net operating loss carryforwards of approximately $197,607, $166,196, and $35,992 for federal, state, and foreign income tax purposes, respectively, available to reduce future income subject to income taxes. As a result, the amount of actual cash taxes we pay for federal, state, and foreign income taxes differs significantly from the effective income tax rate computed in accordance with GAAP, and from the normalized rate shown above.

Liquidity and Capital Resources

Liquidity

The Company’s primary liquidity requirements are for working capital, continued investments in software development and other capital expenditures, and other strategic investments. Income taxes are currently not a significant use of funds but after the benefits of our net operating loss carryforwards are fully recognized, could become a material use of funds, depending on our future profitability and future tax rates. The Company’s liquidity needs are met primarily through cash flows from operations, as well as funds available under our revolving credit facility and proceeds from our term loan borrowings. Our cash flows from operations include cash received from customers, less cash costs to provide services to our customers, which includes general and administrative costs and interest payments.

As of March 31, 2021, we had $113.3 million in cash and cash equivalents, respectively, and $75.0 million available under our revolving credit facility. As of March 31, 2021, we had $764.7 million of total debt outstanding. We believe our cash on hand, together with amounts available under our revolving credit facility, and cash provided by (used in) operating activities are and will continue to be adequate to meet our operational and business needs in the next twelve months. To the extent additional funds are necessary to meet our long-term liquidity needs as we continue to execute our business strategy, we anticipate that they will be obtained through the incurrence of additional indebtedness, additional equity financings or a combination of these potential sources of funds. In the event that we need access to additional cash, we may not be able to access the credit markets on commercially acceptable terms or at all. Our ability to fund future operating expenses and capital expenditures and our ability to meet future debt service obligations or refinance our indebtedness will depend on our future operating performance, which will be affected by general economic, financial and other factors beyond our control, including those described under “Risk Factors.”

Long-Term Debt

On January 31, 2020, our previously outstanding indebtedness was repaid in full as part of the Silver Lake Transaction. As part of the Silver Lake Transaction, we entered into a credit agreement consisting of a new first lien term loan facility and a credit agreement consisting of a new second lien term loan facility. The first lien term loan facility provided financing in the form of a $670.0 million term loan due January 31, 2027 and a $75.0 million new revolving credit facility due January 31, 2025. The second lien term loan facility provided financing in the form of a $145.0 million term loan due January 31, 2028.

On February 1, 2021, we amended the first lien credit agreement to fund $100 million of additional first lien term loans and reduce the applicable margins by 0.25%. The refinancing resulted in a loss on extinguishment of debt of $5.1 million, composed of the write-off of $4.5 million of unamortized deferred financing costs and $0.6 million of accrued interest and miscellaneous fees. In addition, we fully repaid all outstanding second lien term loans and recorded a loss on extinguishment of debt of $8.9 million, composed of the write-off of $7.3 million of unamortized deferred financing costs plus a $1.5 million prepayment premium, and $0.1 million of accrued interest and other miscellaneous fees.

On May 28, 2021, we entered into an amendment to increase the borrowing capacity under our revolving facility from $75.0 million to $100.0 million and extend the maturity date from January 31, 2025 to July 31, 2026. The effectiveness of this amendment is contingent upon the closing of this offering.

Borrowings under the revolving credit facility and the first lien term loan facility (together, the “senior secured credit facilities”) bear interest at a rate per annum equal to an applicable margin plus, at our option, either (a) a base rate or (b) LIBOR, which is subject to a floor of 0.00% per annum. The applicable margins under the senior secured credit facilities are subject to stepdowns based on our first lien net leverage ratio. In addition, after the consummation of our initial public offering, each applicable margin will be reduced further by 0.25%. In addition, the borrower, First Advantage Holdings, LLC, which is an indirect wholly-owned subsidiary of the Company, is required to pay a commitment fee on any unutilized commitments under the revolving credit facility. The commitment fee rate ranges between 0.25% and 0.50% per annum based on our first lien net leverage ratio. The borrower is also required to pay customary letter of credit fees.

The first lien term loan facility amortizes in equal quarterly installments in aggregate annual amounts equal to 1.00% of the principal amount. The revolving credit facility has no amortization. The first lien term loan facility requires the borrower to prepay outstanding term loans, subject to certain exceptions, with certain proceeds from non-ordinary course asset sales, issuance of debt not permitted by the credit agreement to be incurred and annual excess cash flows. In addition, any voluntary prepayment of term loans in connection with certain repricing transactions on or prior to August 1, 2021 will be subject to a 1.00% prepayment premium. Otherwise, the borrower may voluntarily repay outstanding loans without premium or penalty, other than customary “breakage” costs.

The senior secured credit facilities are unconditionally guaranteed by Fastball Parent, Inc., a wholly-owned subsidiary of the Company and the direct parent of the borrower, and material wholly owned domestic restricted subsidiaries of Fastball Parent, Inc. The senior secured credit facilities and the guarantees of such obligations, are secured, subject to permitted liens and other exceptions, by (1) a first priority security interest in certain tangible and intangible assets of the borrower and the guarantors and (2) a first-priority pledge of 100% of the capital stock of the borrower and of each wholly-owned material restricted subsidiary of the borrower and the guarantors (which pledge, in the case of any non-U.S. subsidiary of a U.S. subsidiary, does include more than 65% of the voting stock of such non-U.S. subsidiary).

The credit agreement contains customary affirmative covenants, negative covenants and events of default (including upon a change of control). The credit agreement also includes a “springing” first lien net leverage ratio test, applicable only to the revolving credit facility, that requires such ratio to be no greater than 7.75:1.00 on the last day of any fiscal quarter if more than 35.0% of the revolving credit facility is utilized on such date. See Note 7 to the Consolidated Financial Statements included elsewhere in this prospectus for further information regarding our indebtedness and related covenants.

Cash Flow Analysis

Comparison of Cash Flows for the Period from February 1, 2020 through December 31, 2020 (Successor) and for the Period from January 1, 2020 through January 31, 2020 (Predecessor) compared to the Year ended December 31, 2019 (Predecessor)

The following table is a summary of our cash flow activity for the periods presented:

	Predecessor		Successor
(in thousands)	For the Year Ended December 31, 2019	Period from January 1, 2020 through January 31, 2020	Period from February 1, 2020 through December 31, 2020
Net cash provided by (used in) operating activities	$71,583	$(19,216)	$72,851
Net cash used in investing activities	$(17,789)	$(2,043)	$(15,569)
Net cash (used in) provided by financing activities	$(3,176)	$(11,122)	$46,404

Cash Flows from Operating Activities

For the period from February 1, 2020 through December 31, 2020 (Successor), the period from January 1, 2020 through January 31, 2020 (Predecessor), and for the year ended December 31, 2019 (Predecessor), net cash provided by (used in) operating activities was $72.9 million, $(19.2) million, and $71.6 million, respectively. The cash flows from operating activities for period from February 1, 2020 through December 31, 2020 (Successor) and the period from January 1, 2020 through January 31, 2020 (Predecessor) are impacted by $9.4 million and $22.4 million of transaction expenses from the Silver Lake Transaction, respectively. The remaining cash flows from operating activities were driven primarily by revenue growth from existing customers and new customer go-lives. This was offset in part by an increase in cash used for working capital primarily due to fourth quarter revenue growth acceleration that remained in receivables at year end, consistent with normal payment terms offered to our customers.

Cash Flows from Investing Activities

For the period from February 1, 2020 through December 31, 2020 (Successor), the period from January 1, 2020 through January 31, 2020 (Predecessor), and for the year ended December 31, 2019 (Predecessor), net cash used in investing activities was $15.6 million, $2.0 million, and $17.8 million, respectively. Investing cash flows are driven primarily by capitalized software development costs and purchases of property and equipment.

Cash Flows from Financing Activities

For the period from February 1, 2020 through December 31, 2020 (Successor), the period from January 1, 2020 through January 31, 2020 (Predecessor), and for the year ended December 31, 2019 (Predecessor), net cash provided by (used in) financing activities was $46.4 million, $(11.1) million, and $(3.2) million, respectively. Net cash provided by financing activities for the period from February 1, 2020 through December 31, 2020 (Successor) was driven by a $50.0 million strategic investment in the Company’s equity by Workday, Inc., a leading provider of enterprise cloud applications for finance and human resources, and $9.4 million of capital contributions related to the transaction expenses from the Silver Lake Transaction. These were partially offset by distributions of $5.8 million to Predecessor’s members and optionholders in connection with the Silver Lake Transaction, $3.4 million of repayments of our current first lien term loan facility, and $2.4 million of payments on capital lease obligations. In March 2020, we made a $25.0 million precautionary draw on our revolving credit facility in light of the COVID-19 pandemic, which we fully repaid in June 2020. Net cash used in financing activities for the period from January 1, 2020 through January 31, 2020 (Predecessor) were driven by a $34.0 million repayment of our previous credit facility in place at the time of the Silver Lake Transaction and distributions of $18.0 million to Predecessor’s members and optionholders in connection with the Silver Lake Transaction. These were partially offset by additional capital contributions of $41.1 million related to payment and settlement of existing options issued by Predecessor and transaction expenses from the Silver Lake Transaction. Net cash used in financing activities in 2019 (Predecessor) relate primarily to payments on capital lease obligations.

Comparison of Cash Flows for the three months ended March 31, 2021 (Successor) compared to the Period from February 1, 2020 through March 31, 2020 (Successor) and for the Period from January 1, 2020 through January 31, 2020 (Predecessor)

The following table is a summary of our cash flow activity for the periods presented:

	Predecessor	Successor
(in thousands)	Period from January 1, 2020 through January 31, 2020	Period from February 1, 2020 through March 31, 2020	Three Months Ended March 31, 2021
Net cash (used in) provided by operating activities	$(19,216)	$1,698	$23,713
Net cash used in investing activities	$(2,043)	$(1,861)	$(12,127)
Net cash (used in) provided by financing activities	$(11,122)	$81,757	$(50,762)

Cash Flows from Operating Activities

For the three months ended March 31, 2021 (Successor), for the period from February 1, 2020 through March 31, 2020 (Successor), and the period from January 1, 2020 through January 31, 2020 (Predecessor), net cash provided by (used in) operating activities was $23.7 million, $1.7 million, and $(19.2) million, respectively.

The cash flows from operating activities for period from February 1, 2020 through March 31, 2020 (Successor) and the period from January 1, 2020 through January 31, 2020 (Predecessor) are impacted by $9.4 million and $22.4 million of transaction expenses from the Silver Lake Transaction, respectively. The remaining increase in cash flows from operating activities was driven primarily increased profitability related to the Company’s revenue growth from existing customers and new customer go-lives. The impact of working capital on the Company’s cash flows from operating activities was not a material factor in the increase.

Cash Flows from Investing Activities

For the three months ended March 31, 2021 (Successor), for the period from February 1, 2020 through March 31, 2020 (Successor), and the period from January 1, 2020 through January 31, 2020 (Predecessor), net cash used in investing activities was $12.1 million, $1.9 million, and $2.0 million, respectively. The cash flows used in investing activities for the three months ended March 31, 2021 (Successor) were impacted by $7.6 million of acquisition related expenses related to the purchase of certain assets comprising the United Kingdom background screening business unit from GB Group plc in March 2021. The remaining investing cash flows are driven primarily by capitalized software development costs and purchases of property and equipment, which increased modestly in 2021.

Cash Flows from Financing Activities

For the three months ended March 31, 2021 (Successor), for the period from February 1, 2020 through March 31, 2020 (Successor), and the period from January 1, 2020 through January 31, 2020 (Predecessor), net cash (used in) provided by financing activities was $(50.8) million, $81.8 million, and $(11.1) million, respectively. Net cash used in financing activities for the three months ended March 31, 2021 (Successor) was driven by the Company’s February 2021 debt refinancing which consisted of a refinancing of its first lien term loan facility and the full repayment of the second lien term loan facility. Cash outflows related to this refinancing were $308.5 million, partially offset by cash inflows of $261.4 million. As part of the refinancing, the Company paid $1.3 million related to new debt issuance costs. The remaining outflows primarily consisted of amortizing principal payments due under the first lien term loan facility.

Net cash provided by financing activities for the period from February 1, 2020 through March 31, 2020 (Successor) was driven by a $50.0 million strategic investment in the Company’s equity by Workday, Inc., a leading provider of enterprise cloud applications for finance and human resources, and $9.4 million of capital contributions related to the transaction expenses from the Silver Lake Transaction. Additionally, in March 2020, we made a $25.0 million precautionary draw on our revolving credit facility in light of the COVID-19 pandemic. These inflows were primarily offset by debt issuance costs paid and distributions to Predecessor’s members and optionholders in connection with the Silver Lake Transaction.

Net cash used in financing activities for the period from January 1, 2020 through January 31, 2020 (Predecessor) were driven by a $34.0 million repayment of our previous credit facility in place at the time of the Silver Lake Transaction and distributions of $18.0 million to Predecessor’s members and optionholders in connection with the Silver Lake Transaction. These were partially offset by additional capital contributions of $41.1 million related to payment and settlement of existing options issued by Predecessor and transaction expenses from the Silver Lake Transaction.

Contractual Obligations and Commitments

The following table provides a summary of our outstanding commitments and contractual obligations as of December 31, 2020 that require us to make future cash payments:

(in thousands)	2021	2022	2023	2024	2025	Thereafter	Total
Debt principal(1)	$6,700	$6,700	$6,700	$6,700	$6,700	$778,150	$811,650
Interest payments(1)	38,095	37,528	37,254	36,170	35,757	50,994	235,798
Operating leases	5,666	3,620	2,010	1,725	519	476	14,016
Capital leases(2)	1,777	916	106	—	—	—	2,799
Purchase obligations(3)	—	—	—	—	—	—	—

Total contractual cash obligations(4)	$52,238	$48,764	$46,070	$44,595	$42,976	$829,620	$1,064,263

(1)

Debt principal consists of short-term and long-term debt obligations, and excludes debt discounts and deferred financing costs. The estimated interest payments are based on rates on individual debt and our interest rate collar agreements outstanding at December 31, 2020. Actual interest rates on our variable rate debt and interest rate collars and the actual amount of our variable indebtedness could vary from the amounts used to compute the amounts shown here.

As discussed in Note 17 to the consolidated financial statements included elsewhere in this prospectus, we repriced and borrowed an additional $100 million on our first lien term loan facility in February 2021. At the same time, we fully repaid our second lien term loan facility. The amounts below reflect the obligations due as of March 31, 2021. The estimated interest payments are based on the interest rate outstanding at March 31, 2021. Actual interest rates on our variable rate debt and the actual amount of our variable indebtedness could vary from the amounts used to compute the amounts shown below.

(in thousands)	2021	2022	2023	2024	2025	Thereafter	Total
Debt principal	$7,705	$7,705	$7,705	$7,705	$7,705	$728,125	$766,650
Interest payments	24,898	26,464	26,175	25,076	24,649	26,409	153,671

Total	$32,603	$34,169	$33,880	$32,781	$32,354	$754,534	$920,321

(2)	Capital leases reflect the principal amount of capital lease obligations, including related interest.
(3)

We had no material purchase obligations as of December 31, 2020. In February 2021, we entered into a one-year contract with a third-party service provider which contains a minimum volume commitment. The Company expects to exceed the stipulated minimum volume of purchases in the ordinary course of business.

(4)

Total contractual cash obligations in the table above exclude income taxes as we are unable to make a reasonably reliable estimate of the timing for the remaining payments in future years. As of December 31, 2020, we had unrecognized tax benefits of $1.3 million, including $0.5 million of accrued interest. Accrued penalties related to the unrecognized tax benefits were not material. Payments or receipts from tax authorities are not expected to have a significant impact on liquidity in the next year. See Note 9 to the consolidated financial statements included elsewhere in this prospectus for further information.

The table above does not include the liability of $8.1 million relating to legal proceedings in which the Company believes a loss is both probable and estimable, including $6.3 million relating to two separate class actions subject to a settlement agreement pending court approval. See Note 13 of the consolidated financial statements included in this prospectus.

As of March 31, 2021, the Company had no standby letters of credit or other contingently available credit.

Off Balance Sheet Arrangements

There were no material off-balance sheet arrangements as of December 31, 2020 or March 31, 2021.

Critical Accounting Policies and Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to use judgment in making estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. The following accounting policies are based on, among other things, judgments and assumptions made by management that include inherent risks and uncertainties. Management’s estimates are based on historical experience, the relevant information available at the end of each period, and their judgment. Although management believes the judgment applied in preparing estimates is reasonable based on circumstances and information known at the time, actual results could differ materially from these estimates under different assumptions or market conditions.

The most significant accounting estimates involve a high degree of judgment or complexity. Management believes the estimates and judgments most critical to the preparation of our consolidated financial statements and to the understanding of our reported financial results are described below.

Revenue Recognition

The Company’s primary source of revenues is derived from pre-onboarding and related products to our customers on a transactional basis, in which a background screening package or selection of products is ordered by a customer related to a single applicant. Substantially all of the Company’s customers are large, medium, or small businesses. The Company satisfies its performance obligations and recognizes revenues for its products as the orders are completed and the completed results or reports are transmitted, or otherwise made available. The Company’s remaining products, substantially consisting of ongoing monitoring, tax credits processing, fleet /vehicle compliance and driver qualification services, are delivered over time as the customer receives and consumes the benefits of the products and solutions delivered. To measure the Company’s performance over time, the output method is utilized to measure the value to the customer based on the transfer to date of the services promised, with no rights of return once consumed. In these cases, revenues on transactional contracts with a defined price but an undefined quantity is recognized utilizing the right to invoice expedient resulting in revenues being recognized when the service is provided and becomes billable. Additionally, under this practical expedient, the Company is not required to estimate the transaction price. The Company records third-party pass-through fees incurred as part of screening related products on a gross revenue basis, with the related expense recorded as a third-party records expense, as the Company has control over the transaction and is therefore considered to be acting as a principal. The Company records motor vehicle registration and other tax payments paid on behalf of the Company’s fleet management customers on a net revenue basis as the Company does not have control over the transaction and therefore is considered to be acting as an agent of the customer.

Business Combinations

We record business combinations using the acquisition method of accounting in accordance with ASC 805, Business Combinations. Under the acquisition method of accounting, identifiable assets acquired and liabilities assumed are recorded at their acquisition-date fair values. The excess of the purchase price over the estimated fair value is recorded as goodwill. Measurement period adjustments from changes in the estimated fair values of net assets recorded for acquisitions before the completion of a final detailed analysis are recorded in the period in which they occur.

Share-Based Compensation

We have granted our employees and directors share-based incentive awards. These awards are in the form of options and profits interests for Predecessor and options, profits interests, and stock appreciation rights for Successor. We measure share-based compensation expense for all share-based awards granted based on the estimated fair value of those awards on their grant date expensed over the period during which an employee is required to provide service in exchange for the award (the vesting period) or meet certain performance obligations.

Immediately prior to the consummation of the planned initial public offering, all share-based awards that have been issued by a parent of the Company will be exchanged into awards issued directly by the Company, based on the terms of the grant agreements. This exchange will use an exchange formula that preserves the fair market value of each award. Each exchanged award will be subject to the same vesting conditions, and all other material terms will remain the same. As a result, the Company does not expect to recognize these exchanges as modifications under ASC 718 and therefore does not expect to incur significant share-based compensation expense related to the planned initial public offering.

Pre-IPO Valuation of Equity

We have granted employees share-based compensation awards at exercise prices equal to the fair value of the underlying equity at the time of grant, as determined by our board of directors on a contemporaneous basis. To determine the fair value of our equity, our board of directors considered many factors, including:

•	our current and historical operating performance;

•	our expected future operating performance;

•	our financial condition at the grant date;

•	the liquidation rights and preferences of our equity;

•	any recent privately negotiated sales of our securities to independent third parties;

•	input from management;

•	the amount of debt on our balance sheet;

•	the business risks inherent in our business and industry generally; and

•	the market performance of comparable public companies.

We engaged an independent valuation firm to perform certain valuation consulting services to provide an estimate of fair market value of our equity on an annual basis. The valuations were prepared using a weighted combination of income approach and market approach valuation methodologies. To derive a business enterprise value, our valuation methodologies utilize a discounted cash flow method using our forecasted operating results and a market comparable method and market transaction method based on comparable companies and market observations. Adjustments for the amount of debt and cash on our balance sheet and the liquidity preference of our equity and outstanding share awards were made to determine the valuation of our equity on a per share basis. Our board of directors used the fair value per share to grant awards during the subsequent period.

The analysis performed by the independent valuation firm is based upon data and assumptions provided to it by us and received from third-party sources, which the independent valuation firm relied upon as being accurate without independent verification. The results of the analyses performed by the independent valuation firm are among the factors our board of directors took into consideration in making its determination with respect to fair value of our equity, but are not determinative. Our board of directors is solely and ultimately responsible for determining the fair value of our equity in good faith.

The dates of our valuation reports, which were prepared on a periodic basis, were not contemporaneous with the grant dates of our share-based compensation awards. Therefore, we considered the amount of time between the valuation report date and the grant date to determine whether to use the latest valuation report for the purposes of determining the fair value of our common stock for financial reporting purposes. We assessed the fair value of such equity-based awards used for financial reporting purposes after considering the fair value reflected in the most recent valuation report and various updated assumptions based on facts and circumstances on the date of grant. The additional factors considered when determining any changes in fair value between the most recent valuation report and the grant dates included, when available, the prices paid in recent transactions involving our securities, as well as our operating and financial performance, changes in volatility and other key valuation assumptions, current industry conditions, and the market performance of comparable publicly traded companies. There were significant judgments and estimates inherent in these valuations, which included assumptions regarding our future operating performance and the time to complete an initial public offering or other liquidity event.

Long-Lived Assets

We review long-lived assets held and used by us—including property and equipment primarily consisting of capitalized internal use software, and definite-lived intangible assets—for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset or asset group may not be fully recoverable. If an impairment is determined to exist, we calculate any related impairment loss based on the difference between the fair value and carrying values of the respective assets or asset groups.

Internal use software development costs are capitalized during the application development stage of initial development or during development of new features and enhancements. The Company amortizes these costs using the straight-line method over the estimated useful life of the software, generally three years. Software costs not meeting the criteria for capitalization are expensed as incurred.

Goodwill

We assess goodwill for impairment annually or more frequently if events or changes in business circumstances indicate that it is more likely than not that the carrying value of a reporting unit exceeds its fair value. In performing these assessments, management relies on various factors, including operating results, business plans, economic projections, anticipated future cash flows and other market data. There are inherent uncertainties related to these factors and judgment is required in applying them to the goodwill impairment test. Our annual goodwill impairment test is performed on the last day of the year. We perform additional tests throughout the year when required.

For quantitative goodwill impairment tests, the fair value for each reporting unit is determined using a discounted cash flow method. Key assumptions for computing fair value include discount rate, long term growth rate, foreign currency exchange rate, and cash flow projections for each reporting unit. No goodwill impairment was recognized for 2020. See Note 2 to the consolidated financial statements included elsewhere in this prospectus for more information on our goodwill impairment testing.

Income Taxes

In determining taxable income for our consolidated financial statements, we must make certain estimates and judgments. These estimates and judgments affect the calculation of certain tax liabilities and the determination of the recoverability of certain of the deferred tax assets, which arise from temporary differences between the tax and financial statement recognition of revenues and expenses.

In evaluating our ability to recover our deferred tax assets, we consider all available positive and negative evidence including our past operating results, the existence of cumulative losses in the most recent years and our forecast of future taxable income. In estimating future taxable income, we develop assumptions including the amount of future pre-tax operating income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage our underlying businesses.

ASC 740 requires a valuation allowance to reduce the deferred income tax assets recorded if, based on the weight of the evidence, it is more likely than not, that some or all of the deferred income tax assets will not be realized. The Company evaluates all of the positive and negative evidence annually to determine the need for a valuation allowance. After consideration of all of the evidence, the Company has determined that a valuation allowance of $61.3 million and $4.6 million is necessary at December 31, 2019 (Predecessor) and December 31, 2020 (Successor), respectively.

Changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future. We record the effect of a tax rate or law change on our deferred tax assets and liabilities in the period of enactment. Future tax rate or law changes could have a material effect on our results of operations, financial condition, or cash flows.

In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations in the United States and elsewhere. We recognize potential liabilities and record tax liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on estimates of whether, and the extent to which, additional taxes will be due in accordance with the authoritative guidance regarding the accounting for uncertain tax positions. These tax liabilities are reflected net of related tax loss carryforwards. We adjust these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. If our estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If payment of these amounts ultimately proves to be less than the recorded amounts, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary. The Company classifies interest and penalties associated with its unrecognized tax benefits as a component of income tax expense (see Note 9 to the consolidated financial statements).

Quantitative and Qualitative Disclosures About Market Risk

As a global company, we are exposed to a variety of market risks, including the effects of changes in interest rates and foreign currency exchange rates. We monitor and manage these financial exposures as an integral part of our overall risk management program. We use derivative financial instruments for hedging purposes only. We do not use derivatives for speculation purposes.

Interest Rate Risk

We had cash and cash equivalents of $152.8 million and $113.3 as of December 31, 2020 (Successor) and March 31, 2021 (Successor), respectively. We also had short-term investments of $1.3 million and $0.8 million at December 31, 2020 (Successor) and March 31, 2021 (Successor), respectively. Our cash and cash equivalents consist primarily of bank demand deposits. Our short-term investments consist of fixed time deposits having a maturity date within twelve months. We hold cash, cash equivalents, and short-term investments for working capital purposes. We do not enter into investments for trading or speculative purposes.

We do not have material exposure to market risk with respect to our cash, cash equivalents, or short-term investments as these consist primarily of highly liquid investments purchased with original maturities of twelve months or less at December 31, 2020 and March 31, 2021.

Our debt includes variable-rate debt and a revolving credit facility that bear interest based on LIBOR. As a result, we are exposed to fluctuations in interest rates on our long-term debt. The carrying value of our long-term debt, excluding capital lease and other long-term obligations, was $749.6 million as of March 31, 2021. The fair value of our long-term debt, excluding capital lease and other long-term obligations, was approximately the same as its carrying value of $749.6 million as of March 31, 2021. As of March 31, 2021, a hypothetical 100 basis point increase or decrease in interest rates would change the fair value of our debt by approximately $0.0 million. As of March 31, 2021, the exposure associated with our variable-rate borrowings to a hypothetical 100 basis point increase or decrease in interest rates would not be material to earnings, fair values, or cash flows. See Note

7 to the consolidated financial statements included elsewhere in this prospectus for more information on our debt offerings and any outstanding debt.

To help manage borrowing costs, we may from time to time enter into interest rate derivative transactions with financial institutions acting as principal counterparties. As of March 31, 2021, we had one interest rate collar agreement with a counterparty bank entered into during February 2020. In the agreement, we and the counterparty bank agreed to a one-month LIBOR floor of 0.48% and cap of 1.50% on a portion of our term loan facility. The notional amount of this agreement is $405.0 million through February 2022 and will be reduced to $300.0 million from March 2022 through February 2024. Refer to Note 8 to the consolidated financial statements included elsewhere in this prospectus for more information about our interest rate collar agreement.

Foreign Currency Risk

We have exposure to the effects of foreign currency exchange rate fluctuations due to our global operations. The functional currency of all of the Company’s foreign subsidiaries is the applicable local currency. Principal foreign currency exposures relate primarily to the Indian Rupee and to a lesser extent the Hong Kong Dollar, Australian Dollar, and Chinese Renminbi.

Balance sheet adjustments resulting from the translation of foreign currency-denominated subsidiary financial statements are accumulated in a separate component of equity. Gains or losses resulting from foreign currency transactions are included in the Company’s consolidated statements of operations and comprehensive (loss) income, except for gains or losses relating to intercompany transactions of a long-term investment nature, which are presented in a separate component of members’ (deficit) equity as accumulated other comprehensive loss.

We historically have not hedged our investments in foreign subsidiaries or our exposure to transaction gains or losses resulting from fluctuations in foreign currency exchange rates. Currency translation (loss) income included in other comprehensive (loss) income were approximately ($0.3) million, ($0.0) million, $(8.7) million, $2.5 million and $2.8 million for the year ended December 31, 2019 (Predecessor), the period from January 1, 2020 through January 31, 2020 (Predecessor), the period from February 1, 2020 through March 31, 2020 (Successor), the period from February 1, 2020 through December 31, 2020 (Successor), and for the three months ended March 31, 2021 (Successor), respectively.

Emerging Growth Company

We are an emerging growth company, as defined in the Jumpstart our Business Startups Act, or JOBS Act. The JOBS Act allows emerging growth companies to delay the adoption of new or revised accounting standards until such time as those standards apply to private companies. We intend to utilize these transition periods, which may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the transition periods afforded under the JOBS Act.

Recent Accounting Pronouncements

See Note 2 of the consolidated financial statements included in this prospectus for information about recent accounting pronouncements.

Internal Controls and Procedures

We are not currently required to comply with the SEC’s rules implementing Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Section 302 of the Sarbanes Oxley Act, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. Though we will be required to disclose material changes made to our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the year following our first annual report required to be filed with the SEC. We will not be required to have our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting until our first annual report subsequent to our ceasing to be an “emerging growth company” within the meaning of Section 2(a)(19) of the Securities Act.

BUSINESS

Our Company

First Advantage is a leading global provider of technology solutions for screening, verifications, safety, and compliance related to human capital. We deliver innovative solutions and insights that help our customers manage risk and hire the best talent. Enabled by our proprietary technology platform, our products and solutions help companies protect their brands and provide safe environments for their customers and their most important resources: employees, contractors, contingent workers, tenants, and drivers.

We manage one of the earliest and most important interactions between an applicant and our customer. Indeed, most applicants view their screening experience as a reflection of the hiring organization and its overall onboarding process. Our comprehensive product suite includes Criminal Background Checks, Drug / Health Screening, Extended Workforce Screening, Biometrics & Identity, Education / Work Verifications, Resident Screening, Fleet / Driver Compliance, Executive Screening, Data Analytics, Continuous Monitoring, Social Media Monitoring, and Hiring Tax Incentives. We derive a substantial majority of our revenues from pre-onboarding screening and perform screening in over 200 countries and territories, enabling us to serve as a one-stop-shop provider to both multinational companies and growth companies. In 2020, we performed over 75 million screens on behalf of more than 30,000 customers spanning the globe and all major industry verticals. We often have multiple constituents within our customers, including Executive Management, Human Resources, Talent Acquisition, Compliance, Risk, Legal, Safety, and Vendor Management, who rely on our products and solutions.

Our long-standing, blue-chip customer relationships include five of the U.S.’s top ten private sector employers, 55% of the Fortune 100, and approximately one-third of the Fortune 500. We have successfully gained market share by focusing on fast-growing industries and companies, increasing our share with existing customers, upselling and cross-selling new products and solutions, and winning new customers.

Our verticalized go-to-market strategy delivers highly relevant solutions for various industry sectors. This approach enables us to build a diversified customer portfolio and effectively serve many of the largest, most sophisticated, and fastest-growing companies in the world. We have built a powerful and efficient customer-centric sales model fueled by frequent engagement with our customers and deep subject matter expertise in industry-specific compliance and regulatory requirements, which allows us to create tailored solutions and drive consistent upsell and cross-sell opportunities. Our sales engine is powered by over 100 dedicated Sales and Solutions Engineering professionals working alongside over 200 dedicated Customer Success team members who have successfully maintained high customer satisfaction, retention, and growth, as evidenced by our industry-leading NPS, average 12-year tenure of our top 100 customers, and gross retention rate of approximately 95%, before factoring in growth or decline from existing or new customers. Our go-to-market strategy continues to drive particular strength with Enterprise customers in sectors with attractive secular trends such as e-commerce, essential retail, transportation and home delivery, warehousing, healthcare, technology, and staffing.

We have designed our technology platform to be highly configurable, scalable, and extensible. Our platform is embedded in our customers’ core enterprise workflows and interfaces with more than 65 third-party HCM software platforms, including ATS, providing us with real-time visibility and input into our customers’ human resources processes. We leverage our proprietary databases – which include more than 480 million criminal and work history observations – and an extensive and highly curated network of more than 600 automated and/or integrated third-party data providers. These data providers include federal, state, and local government entities; court runners; drug and health testing labs and collection sites; credit bureaus; and education and work history verification providers. Our platform efficiently and intelligently integrates data from these proprietary internal databases as well as external data sources using automation, APIs, and machine learning. Our investments in RPA, including 2,200 bots currently deployed, enable our rapid turnaround times. For example, in 2020 alone, our technology innovations drove a 10% improvement in average turnaround time for our criminal searches in the United States. Our platform prioritizes data privacy and compliance and is powered by a rigorous, automated compliance rules engine. This enables us to address each customer’s unique requirements in an efficient and automated manner while also ensuring compliance with complex data usage guidelines and regulatory requirements across global jurisdictions, industry-specific regulatory frameworks, and use cases.

Our focus on innovative products and technologies has been critical to our growth. Using agile software development methodologies, we have consistently enhanced existing products and been early to market with new and innovative products, including offerings for biometrics and identity, continuous criminal monitoring, driver onboarding, extended workforce screening, instant oral drug testing, and virtual drug testing. In addition, we continue to expand our proprietary databases that extend our competitive advantage, enhance turnaround times for customers, and offer potential future monetization upside opportunities. Our proprietary databases consist of hundreds of millions of criminal, education, and work history records. These strategic assets amassed and curated over the course of many years improve screening turnaround times and significantly reduce costs by using our internal data sources before accessing third-party data sources.

We have a strong track record of increasing market share, growing revenues, and expanding profit margins in recent years:

•	Our large, Enterprise customers have increased from 122 companies at the beginning of 2018 to 141 at the end of 2020.

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From 2018 to 2020 and despite the impact of COVID-19 on the macroeconomic environment, our revenues grew at a CAGR of 7%, all of which was organic growth from new customer wins or growth within our existing customer base. Our gross retention rate averaged approximately 95% over those three years.

•

We generated net income of $34 million for the year ended December 31, 2019, and a net loss of $(60) million for the year ended December 31, 2020, on a pro forma basis to give effect to this offering and the Silver Lake Transaction. We generated a net loss of $(45) million for the three months ended March 31, 2020 on a pro forma basis to give effect to this offering and the Silver Lake Transaction, and a net loss of $(19) million for the three months ended March 31, 2021.

•

Our Adjusted EBITDA was $124 million for the year ended December 31, 2019. Our Adjusted EBITDA for the year ended December 31, 2020, on a pro forma basis to give effect to this offering and the Silver Lake Transaction, was $147 million. Our Adjusted EBITDA was $27 million for the three months ended March 31, 2020 on a pro forma basis to give effect to this offering and the Silver Lake Transaction, and $37 million for the three months ended March 31, 2021.

•

Driven by scale, automation, and operational discipline, our Adjusted EBITDA Margins expanded, resulting in an Adjusted EBITDA CAGR of 21% from 2018 to 2020, on a pro forma basis to give effect to this offering and the Silver Lake Transaction.

For more information about how we calculate Adjusted EBITDA, please see footnote (1) in “–Summary Historical and Pro Forma Consolidated Financial and Other Data–Adjusted EBITDA.”

Our Market Opportunity

The importance of human capital and its associated risks to brand, reputation, safety, and compliance are ever-increasing in today’s interconnected, fast-paced world. Along with broader ESG considerations, these issues increasingly have become priorities at the highest executive and oversight levels of our customers worldwide. Key constituents, including C-Suite executives, boards of directors, external auditors, business owners, property managers, educators, volunteer organizations, and franchisors all face a heightened level of public scrutiny and accountability. Significant technological and societal trends include fraud and cyber-attacks; sexual harassment and workplace violence; and the prevalence of social media impacting companies’ brands. These have driven a significant increase in the need for screening, verifications, and ongoing monitoring. Our products and solutions have become critical tools that companies depend on to provide safe environments for their customers and workers, maintain regulatory compliance, and protect their property, reputation, and brands.

According to Stax, the global TAM for our current products and solutions is approximately $13 billion. This includes $6 billion of current market spend and $7 billion of whitespace attributable to products and solutions may ultimately be adopted across geographies. The estimated TAM includes a $5 billion market opportunity for U.S. pre-onboarding screening; a $4 billion market for U.S. post-onboarding monitoring, resident screening, hiring tax credits, and fleet / vehicle solutions; and a $4 billion market for international pre-onboarding screening and post-onboarding monitoring. In addition, according to Stax, current market spend will grow at a long-term CAGR of 6%, fueled by increases in hiring and job churn, growing attachment rates for existing products, accelerating adoption of post-onboarding and adjacent products in the U.S., and growing overall adoption in underpenetrated international markets. Our market is also fragmented, with the top three background screening providers constituting only one-third of the market according to Stax, providing ample opportunities for us to continue to increase market share.

We believe several key trends are generating significant growth opportunities in our markets and increasing demand for our products and solutions:

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Increased Workforce Mobility and Job Turnover: Millennials represented over one-third of the U.S. workforce in 2020 and are three times as likely to change jobs as other generations in pursuit of earning higher wages, faster career development, and better workplace culture fit. In addition, as the economy evolves and resource needs differ significantly by sector, geography, and skill set, this is driving dynamism in the hiring environment.

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Increasing Use of Contingent and Flexible Workforces: Approximately 25-30% of the U.S. workforce are contingent workers, including freelancers, independent contractors, consultants, or other outsourced and non-permanent workers, and a majority of large corporations plan to substantially increase their use of a flexible workforce. When independent contractors, external consultants, and temporary workers have access to sensitive information, company facilities, or directly interact with customers, it is important for companies to screen such flexible workforce personnel diligently.

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C-Suite Focus on Safety and Reputational Risks: Screening, verifications, and compliance are mission-critical and are becoming boardroom priorities for many companies due to the brand risks and potential legal liability of hiring high-risk workers. A number of high-profile human capital-related issues have led to significant brand damage, diversion of management attention, litigation, and negative news and social media coverage for enterprises in recent years. These events reinforced the importance of our products and solutions. According to the Occupational Safety and Health Administration, approximately two million American workers are victims of workplace violence each year. Companies are increasingly expanding human resources and compliance budgets on products and solutions that help manage their potential risks and improve safety. By enhancing workplace safety, we address important social factors affecting our customers.

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Heightened Regulatory and Compliance Scrutiny: Businesses today are under intense scrutiny to comply with an ever-expanding and evolving set of global regulatory requirements that can vary by geography, industry vertical, and use case. Examples include the FCPA, the U.K. Bribery Act, FCRA, CCPA, GDPR, U.K. GDPR, IBIPA, in addition to other anti-corruption requirements with respect to anti-money laundering and politically exposed persons. These requirements are driving many companies to perform more extensive and exhaustive checks and to partner with screening providers that have the scale, scope, heightened compliance standards, and auditability that they require. Our products and solutions help strengthen companies’ corporate governance through bolstering their compliance and risk management practices.

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Growth in Post-Onboarding Monitoring: Companies are increasingly expanding their screening programs beyond a “one-and-done” pre-onboarding measure, which has historically been the norm in markets like the U.S. and U.K. We have invested in and continue to innovate our post-onboarding products and solutions and believe we are well-positioned to capture share in this growing market.

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Development of International Markets: Background screening penetration remains low in most international geographies, with a large portion of screens conducted by unsophisticated, local providers. Multinational companies are increasingly focused on systematizing and elevating their human resources policies, screening procedures, and providers globally, driving greater demand and a shift towards high-quality, compliant, and global screening providers. In addition, many non-U.S.-based companies are initiating screening programs for the first time and are seeking reliable, compliant, and high quality providers.

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Investment in Enterprise Software: Companies are increasingly investing in enterprise software to manage their businesses, including next-generation software-as-a-service solutions for HCM. As companies implement these systems, we believe there will be an increase in demand for screening, verification, and compliance solutions that can interface with these systems in an automated fashion to provide a seamless applicant and user experience and insights based on data analytics.

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Proliferation of Relevant Data Sources: U.S. government agencies, third-party vendors, and professional organizations are increasingly tracking and improving the quality and digitization of data in areas such as criminal, education, income history, healthcare credentials, and MVRs. In many other countries with limited quality and availability of reliable data, the collection, and organization of higher quality datasets has been increasing. This increasing availability of data is driving customers to rely on large-scale, sophisticated providers that can efficiently access and create insights from data sourced, aggregated, and integrated from myriad disparate sources.

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Advances in Analytics to Increase Value of Data: The increasing accessibility of robust datasets supplemented by machine learning technologies is driving heightened focus on integrating screening insights and dashboards with human resources, compliance, and security workflows. Customers often lack internal resources to develop such analytical and visualization tools, increasing demand for providers that offer these cutting-edge integrated data analytics capabilities.

Our Competitive Strengths

We believe the following competitive strengths have been instrumental in our success and position us for future growth:

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Market Leadership Built on Outstanding Customer Experience. We believe our relentless customer focus, comprehensive end-to-end product suite, advanced technology platform, proprietary databases, and intuitive consumer feel of our applications allow us to provide a differentiated value proposition and have been instrumental in establishing our market leadership. The strength of our value proposition and customer relationships are evidenced by our approximately 95% average gross retention rate from 2018 to 2020, our industry-leading NPS, and the average 12-year tenure of our top 100 customers.

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Verticalized Go-to-Market Engine and Products. Our Sales and Customer Success teams are organized by industry vertical with extensive subject-matter expertise. A deep understanding of industry-specific issues enables our Sales and Customer Success teams to upsell and cross-sell relevant products and drives rapid development of value-added, industry-specific solutions. Customer Advisory Boards, standardized customer reviews, product showcases, and continuous feedback loops across Sales, Customer Success, Product, and other functional areas, enable us to identify quickly, develop, and launch new products and solutions. We have intentionally designed our technology platform to be highly flexible, allowing our customers to configure our solutions to meet their unique requirements. For example, our home delivery companies can draw upon a tailored suite of products, including motor vehicle records monitoring, DOT compliance checks, and fleet management products. We have deliberately built competencies around industry verticals that we believe are well-positioned for long-term growth, including e-commerce, essential retail, transportation and home delivery, warehousing, healthcare, technology, and staffing.

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Leading Technology & Analytics Drive Customer Value Proposition. Our strategic investments in technologies such as robotic process automation, artificial intelligence, facial recognition, and machine learning enable us to deliver superior risk management solutions with exceptional speed, accuracy, and value to our customers. Our full product suite is available on our core platform, Enterprise Advantage, which can handle large-scale order volumes with an average of 99.9% uptime. Our AI-powered applicant experience, Profile Advantage, offers an intuitive user interface with chatbots, digital camera-enabled document uploads, and embedded machine learning to reduce missing information dramatically and compress the timeframe of the entire application process. One business day is saved on average when applicants can submit requisite information anytime via mobile device. Since Profile Advantage manages a critical interaction between our customers and their applicants, we offer our customers the option to white-label the product as an extension of their own brand, enhancing applicant engagement and satisfaction during the onboarding process. We also deliver value to customers through robust analytics solutions that allow them to aggregate, analyze, and act on recruitment and screening data in real-time. This allows our customers to derive actionable insights and make critical and informed decisions to improve the performance of their organization’s recruitment, onboarding, safety, and screening programs.

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Product and Compliance Strength Across Geographies. Our global presence allows us to meet the demands of multinational customers that operate in a variety of complex regulatory and compliance regimes, such as FCRA, GDPR, DOT, data privacy regulatory changes, country-specific labor laws, and right-to-work laws. The highly fragmented international screening market historically has resulted in companies relying on multiple providers across geographies, making it difficult for them to ensure consistent and compliant global workforce standards. We have built differentiated product depth, compliance expertise, and geographic coverage, which allow our customers to unify screening programs across 200 countries and territories. In addition, we are also one of the best-suited partners to help U.S. businesses screen candidates with international backgrounds, given our access to data and ability to perform verifications internationally. Our customers turn to us as an important partner in ensuring strong corporate governance across their geographies.

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Technology-Driven Operational Excellence and Profitability. Our technology drives significant operating efficiencies by leveraging automation and end-to-end integrations that enable us to achieve the highest customer satisfaction for quality, accuracy, and turnaround time performance, which are customers’ top provider selection criteria, while maintaining strong margins. Our user-facing front-end technology creates a superior applicant experience. Our back-end technology drives operational excellence, with 2,200 active intelligent bots yielding significant improvements in speed, accuracy, and cost savings. The intelligent bots have enabled us to improve the average turnaround time for criminal searches in the U.S. by over 10% from 2019 to 2020. Driven by these efficiency gains, we achieved more than 600 basis points of Adjusted EBITDA Margin expansion from 2018 to 2020. We expect our investments in technology and automation will help drive further improvement in our long-term margin profile.

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Experienced and Visionary Management Team with Complementary Skills. Our entrepreneurial and cohesive executive team is the driving force behind our success. Our management team has driven our recent success with extensive leadership experience in risk, compliance, software, technology, and information services and outstanding cross-functional coordination abilities through both operational discipline and executing on its strategic vision. Our current management team has led our company since 2017 and in that time has driven strategic and transformational initiatives across operations, product, engineering, and sales to accelerate growth and product development. We believe our team has the strategic vision, leadership qualities, technological expertise, and operational capabilities to continue to successfully drive our growth.

Our Growth Strategy

We intend to continue to grow our business profitably by pursuing the following strategies:

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Continue to Win New Customers. We are focused on winning new customers across industry verticals, particularly those with attractive, long-term hiring outlooks such as e-commerce, essential retail, and transportation and home delivery, and sectors that are increasingly requiring deeper, more frequent checks with high compliance standards such as healthcare and technology. We are also prioritizing new verticals that align with positive secular macroeconomic trends. We focus on large Enterprise customers, which we believe are well-positioned for durable, long-term growth, have complex and diverse global operations, and, as a result, have the highest demand for our products and solutions. We believe our innovative and differentiated solutions, high-performing Sales and Customer Success teams, operational excellence, and industry-leading reputation and brand will enable us to expand our customer base successfully.

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Growth within Our Existing Customer Base through Upselling and Cross-selling. Our customers frequently begin their relationship with us by implementing a few core products and subsequently expanding their usage of our solutions platform over time to build a more comprehensive approach to screening and risk management. We drive upsell as customers extend our products and solutions to new divisions and geographies, perform more extensive screens, and purchase additional complementary pre-onboarding products. We also cross-sell additional risk mitigation and compliance solutions such as post-onboarding screening, hiring tax credits, and fleet solutions. Our Sales and Customer Success teams frequently engage with our existing customers and identify areas where we can provide additional value and products. Our deeply entrenched, dedicated Customer Success teams work closely with our customers to develop robust and rigorous compliance and risk management programs within their organizations. We believe that our total revenue opportunity with current customers is twice the size of our current revenue base when taking into account cross-selling and upselling opportunities. Revenues from cross-sell and upsell added approximately 5 and 4 percentage points to our revenue growth rate in 2019 and 2020, respectively. We will continue to hone our sales and marketing engine to increase product penetration within our existing customer base.

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Continue to Innovate Our Product Offerings. We plan to continue to expand our post-onboarding and adjacent product revenues. For example, we are currently investing in sources of recurring and subscription-based revenues such as post-onboarding monitoring solutions, software licensing, and data analytics. In addition, we are developing innovative solutions that align with our capabilities in areas such as biometric and identity verification, fraud mitigation, driver and vehicle compliance, franchise screening programs, virtual drug testing, and contingent worker screening. We will continue to invest significantly in our technology to sustain and advance our product leadership.

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Expand Internationally. We believe we are well-positioned to continue to expand into underpenetrated, high-growth international geographies. As multinational corporations increasingly systematize and elevate their human resources policies and screening providers across the globe while at the same time dealing with a growing set of local requirements, we believe we are uniquely positioned to address their global risk management and compliance requirements. The substantial majority of Enterprise customers do not currently have a single, global provider but are actively evaluating opportunities to consolidate their screening programs. We plan to continue to invest in international Sales and Customer Success to win these expansion opportunities and drive broader industry adoption.

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Selectively Pursue Complementary Acquisitions and Strategic Partnerships. Our acquisition and partnership strategy centers on delivering additional value to our customers through expanded product capabilities and industry or geographic expertise and scale. For example, in March 2021 we acquired GB Group’s screening business in the U.K., which established First Advantage as one of the largest screening providers for U.K.-based companies and organizations. As an example of one of our partnerships, Workday, Inc. is a strategic investor in our company, which provides an opportunity for additional technology and product collaboration. We intend to augment our organic growth by continuing to take a disciplined approach in identifying and evaluating potential strategic acquisition, investment, and partnership opportunities that strengthen our market positions, enhance our product offerings, strengthen our data capabilities, and/or allow us to enter new markets.

The First Advantage Product Suite

Our comprehensive product suite enables our customers across all industry sectors to perform pre-onboarding screening and post-onboarding monitoring of employees, contingent and extended workers,

drivers, and volunteers. We generally classify our products and solutions into three categories: pre-onboarding, post-onboarding, and adjacent products, each of which is enabled by our technology platform, proprietary databases, and data analytics capabilities. For the year ended December 31, 2020 and the three months ended March 31, 2021, we derived a substantial majority of our revenues from pre-onboarding products and solutions.

Pre-Onboarding

We offer an extensive array of products and solutions that customers utilize to enhance their applicant evaluation process, ensure compliance from the time applicant information is initially requested and submitted to an applicant’s successful onboarding, and enhance workplace safety. Our platform is flexibly tailored to each customer’s requirements, which could include a wide array of search categories such as Social Security number verification, education, and employment verification, federal criminal checks, statewide criminal checks, country criminal checks, sex offender registry, and global sanctions. Our pre-onboarding products include:

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Criminal background checks: Utilizes our proprietary National Criminal Records database, which encompasses hundreds of millions of criminal records along with court and other public records to help identify relevant matching and reportable criminal record histories.

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Drug / Health screening: Offers various drug screening products, including saliva, urine, hair, and blood testing options, physical exams, and instant oral and virtual drug screening products performed by mouth swab collection.

•	Extended workforce screening: Enables our customers to efficiently screen large numbers of contingent, contract, and temporary workers across various search types.

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FBI channeling: As an approved FBI channeler, handles submissions of fingerprints to the FBI National Criminal Records database and returns Criminal Record Information from the FBI to authorized recipients, including through a secure connection to the Financial Industry Regulatory Authority (“FINRA”).

•	Identity checks and biometric fraud mitigation tools: Includes government ID validation, mobile facial recognition, and identity and fraud mitigation tools.

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Education / Work history verification: Validates work history and education of applicants leveraging our proprietary Verified! database, internal fulfillment, or through partnerships with other data providers.

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Driver records and compliance: Collection and storage of driver qualification files, as well as drug screening and background checks to assist with compliance with the DOT, Federal Motor Carrier Safety Administration (“FMCSA”), Federal Aviation Administration (“FAA”), International Fuel Tax Agreement (“IFTA”), and other regulatory agencies across all 50 states and the District of Columbia.

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Healthcare credentials: Through our extensive Healthcare Exclusions Actions and Licensures (“HEAL”) product, verifies and documents the educational background, training, experience, and other credentials of healthcare employees, contractors, volunteers, and vendors, including identifying exclusions and sanctions by medical boards, Medicaid and Medicare, the Office of Inspector General, and the General Services Administration.

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Executive screening: Provides in-depth investigative reports to confirm various aspects of credentials not typically covered by most background checks, such as civil litigation and bankruptcies, negative media searches, controversies and inconsistencies in business dealings, corporate and regulatory history, and potential conflicts of interest.

•	Others: Includes screening products such as global sanctions, professional licenses and credentials verification, social media checks, and I-9 verification.

Post-Onboarding

Companies face a heightened responsibility to ensure safety and comply with laws, regulations, and licensing requirements after the initial screening and onboarding of an applicant. We provide our customers with continuous monitoring and re-screening solutions that are important tools to keep their end customers, workforces, and other stakeholders safe, productive, and compliant. Continuous monitoring solutions allow customers to be proactively alerted as soon as relevant information, which may require immediate attention and action, becomes available. Our post-onboarding solutions include:

•	Criminal records monitoring: Enables our customers to receive ongoing notification of any reportable criminal records of their employees, extended workers, drivers, and volunteers.

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Healthcare sanctions: Our HEAL product provides ongoing healthcare-related compliance monitoring, which allows our customers to ensure doctors, nurses, other employees, and vendors have valid licenses and no exclusions, sanctions, or board actions against them.

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Motor vehicle records: Provides customers with a streamlined process to establish an initial driver file and enroll drivers into the continuous monitoring program, which reports new violations and driver records changes.

•	Social media: Offers continuous social media screening tailored to a customers’ specific criteria.

•	Global sanctions and licenses: Continuously monitors more than 1,000 source lists and searches a broad range of individual watchlists and key sanctions sources.

Adjacent Products

We also offer adjacent products that complement our pre-onboarding and post-onboarding products and solutions:

•	Fleet / Vehicle compliance: Comprehensive solutions for fleet managers to ensure compliance with various state and federal requirements, including licenses, titles, registrations, and gas taxes.

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Hiring tax credits and incentives: Identifies and processes U.S. employment tax credits and economic incentive programs, including the Federal Work Opportunity Tax Credit (“WOTC”) program and other federal, state, and local incentives. Uses data collected from applicants during their background screen to ensure quality and efficiency.

•	Resident / Tenant screening: Enables property managers, landlords, owners, and leasing agents to screen prospective tenants.

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Investigative research: Provides in-depth investigative reports, similar to our Executive Screening products, used in performing due diligence of alternative investment managers and senior executives before a major investment commitment or M&A transaction.

Our suite of products is available individually or through bundled solutions configured and tailored according to our customers’ needs. For example, through our RoadReady solution, we provide comprehensive driver and fleet solutions in compliance and asset management. Our driver compliance products include pre-onboarding background checks, MVRs, drug tests, driver files, and post-onboarding monitoring. Our asset management products related to vehicle compliance include title management, registration, fuel and gas tax, permits, transponder management, and ongoing data analytics. All these products that comprise our RoadReady solution can be purchased individually or as a bundle.

Analytics Through Insight Advantage

In addition to the products described above, we provide customers with actionable, data-driven analytics and insights that help inform decisions related to human capital more generally, as well as optimize their screening programs. We deliver these insights and analytics through Insight Advantage. This powerful and dynamic tool enables customers to analyze their performance and benchmark it against industry data, such as hiring volumes by geography, as well as evaluate their screening program against industry best practices. Our customers can also identify the scope of the pool of qualified applicants in a specified geography, which informs their decision as to whether to expand operations in such geography. In addition, our customers can dynamically adjust the stringency of their screening criteria to view and assess the expected impact on hire rates, turnaround times, and screening costs. Insight Advantage’s dashboard reports and real-time queries help customers quickly identify opportunities to remedy problems before they impact their screening and onboarding process. We believe our ability to provide these data-driven insights, enabled by our sophisticated and differentiated technology platform, sets us apart from our competitors.

Our Differentiated Technology Platform

Background screening involves complex workflows, disparate internal and external data sources, and numerous integrations with third-party software providers. We believe our differentiated technology platform provides us with a strong competitive advantage. Our front-end technology, including our powerful UI/UX design, creates a superior applicant and enterprise customer experience, leveraging AI and machine learning to optimize workflows and minimize applicant data capture errors and missing information. Our back-end technology and processing engine seamlessly integrate interactions with customer HCM platforms and other software, government, and third-party data sources, as well as internal Operations and Customer Care teams. We have been and will continue to be pioneers in using automation and intelligent routing technologies to optimize turnaround times, quality, and touchless end-to-end screening. Our compliance rules engine governs all aspects of our technology platform and is designed to meet ever-changing global regulatory and compliance requirements.

Our Enterprise users and their applicants access our technology platform through intuitive, easy-to-use user interfaces – Profile Advantage, Enterprise Advantage, and Insight Advantage.

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Profile Advantage: Our applicant-facing platform available in 16 languages, offering intuitive design with chatbots, digital camera-enabled document uploads, and ID verification for a streamlined candidate experience. Profile Advantage provides a modern, easy-to-use experience, which is critical. It is often the first and one of the most important early interactions between an applicant and our customers. Profile Advantage can be accessed through a computer, tablet, or mobile device and is built for Web Content Accessibility Guidelines (“WCAG”) 2.1 to be easily accessed by people with disabilities. We believe that applicants view this experience as an important reflection of the customer. As such, customers can extend their branding to Profile Advantage to help improve applicant engagement. With its embedded AI, machine learning, and powerful features such as auto-fill, Profile Advantage reduces missing information dramatically and compresses the entire applicant application process, driving significant time savings for both applicants and customers and enabling fast time-to-hire.

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Enterprise Advantage: Our core, global end-to-end customer ordering and processing platform, Enterprise Advantage, enables our customers to order any of our products and solutions at scale. It has an average of 99.9% uptime due to its seamless integrations with our customers’ business processes and workflows, third-party enterprise software systems such as HCM and ATS platforms, and third-party data sources. Through Enterprise Advantage, our customers can easily manage their screening programs, either through centralized processes or by region or division, create customized screening packages, manage screening criteria, and administer adverse action letters.

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Insight Advantage: Our innovative, dynamic analytics tool offers our customers dashboards and automated reporting to assess their screening programs’ underlying drivers and make data-driven decisions in real-time. We leverage the customer’s unique applicant and screening data collected through Profile Advantage and Enterprise Advantage to create real-time insights presented in dynamic dashboards. Customers have the ability to customize their dashboards and perform scenario analysis with our intuitive and flexible tools. Customers can also overlay key metrics from industry peer groups to discover and benchmark best-practices so that they may optimize their screening programs to deliver best-in-class performance. Further, Insight Advantage can be used for predictive analytics about potential hiring criteria, applicant availability, and time-to-hire at any market level they choose – regional, state, city, and even specific zip codes.

We have designed our platform architecture for extensibility. We receive data directly from the applicant through Profile Advantage and from our customers through their third-party HCM and ATS software platforms. This data is supplemented by our proprietary databases and external data sources as we perform verifications. Our proprietary databases of over 480 million records include our National Criminal File, offering access to approximately 455 million criminal records with thousands of new records added daily, and Verified!, our repository of approximately 34 million prior education and work history records. These proprietary databases allow us to complete our verifications process quickly and cost-effectively, which accelerates the onboarding process for our customers and improves the applicant experience. We also obtain data directly from federal, state, and local government entities, laboratories and collection sites, credit bureaus, and education and work history verification providers, as well as from third-party, independent compilers of public records. Our API integrations, either through our XChange Standard API or our XChange REST API, allow for real-time, bidirectional, and secure data flows between us and our customers’ software platforms and external data sources, creating a seamless and integrated screening process. Our platform interfaces with more than 65 third-party HCM software platforms and more than 600 automated and/or integrated external data providers. In addition to our APIs, we leverage our RPA tools and AI software to deliver results to our customers with high speed and accuracy.

Background screening and verification requirements vary from customer to customer, depending on the size and geographic footprint of the business as well as the industry vertical in which the customer operates. For example, customers in the transportation, logistics, and home delivery industry may have screening requirements relating to transportation regulatory bodies, including the DOT, FMCSA, FAA, and IFTA, that customers in other industries do not require. In addition, the laws and regulations on the use of certain information vary significantly from jurisdiction to jurisdiction and are constantly evolving. We have designed our platform to be highly configurable, allowing us to provide our customers with tailored solutions that meet their specific needs. Our powerful compliance rules engine is continually updated to reflect the changing legal and regulatory landscape, ensuring that the use by our customers of data and information we provide them with is compliant with complex and changing data usage guidelines and regulatory requirements.

Our flexible, scalable, and highly integrated platform, powered by a differentiated compliance rules engine and enhanced by our investments in automation and AI, has driven significant operational efficiencies and enabled us to achieve the highest customer satisfaction among our competitors for quality, accuracy, and turnaround times. We will continue to innovate using agile software development methodologies, focusing on user-centered design, to bring leading products and solutions to the market.

Sales and Marketing

We believe we have a highly differentiated, verticalized Sales, Customer Success, and Marketing approach that sets us apart from our competitors and positions us to capture additional market share. Our Sales team of over 100 professionals is vertically aligned and organized into groups that target new accounts and additional opportunities within existing accounts. We train and educate our sales professionals to ensure they are highly knowledgeable in the industry-specific screening requirements and can deliver value-added, industry-targeted solutions to existing and new customers.

Our Sales team is augmented by over 200 Customer Success professionals, who are similarly organized to deliver solutions specific to existing customers within each industry vertical. Our Customer Success team members are located across geographies to foster deep relationships with customers and build local expertise in compliance and screening standards. Our Customer Success teams maintain ongoing interactions with key customer users and program owners and hold regular formal customer account reviews to ensure high performance, satisfaction, and retention. They also organize our customer advisory boards and events to uncover product insights, drive product innovation, and share screening and compliance best practices with our customers. This further drives our industry-leading NPS and high retention rates and helps us identify and execute additional opportunities with existing customers.

We believe the extensive coordination between our Sales, Customer Success, and Product teams is a driving force behind our continued expansion. These teams also enhance our value proposition by working closely with our Compliance, Marketing, Solutions Engineering, and Business Development teams.

Our relationships with HCM software providers are an important aspect of our Sales and Marketing strategy. Our platform is tightly integrated with major HCM and ATS platforms, which offers greater speed and efficiency and enhances the value of our solutions to our customers. Maintaining a strong relationship with these third-party software providers is critical in generating new sales leads and providing market validation to our offerings.

We also market our products and solutions through indirect channels, including traditional and online marketing activities designed to provide sales leads, increase market awareness, and enhance the perception of our brand and offerings. We leverage referral partners, channel partnerships, digital advertising, search engine optimization, webinars, social media, thought leadership, and various event-based marketing. We participate in industry conferences and are published frequently in the industry press. Additionally, we host an annual customer conference, which is named Collaborate, with over 100 attendees participating in presentations, several of which our customers deliver on a wide range of industry topics. Collaborate facilitates discussions and serves as a great resource on industry best practices. We believe we are able to capitalize on the network effects as we build goodwill through customer reviews and testimonials, word-of-mouth referrals, and references from other industry participants.

Customers

We serve a diversified customer base with more than 30,000 customers globally in 2020, including five of the top ten largest private employers in the United States, 55% of the Fortune 100, and approximately one-third of the Fortune 500. Our customer base ranges from small businesses with fewer than 100 employees to multinational corporations with workforces numbering in the hundreds of thousands or more. We have executed a concerted go-to-market strategy to target customers with large, complex workforces and have built a leading customer portfolio in this area as a result. While our customers operate in diverse industries across almost all facets of the global economy, we have strength in sectors with favorable secular trends such as e-commerce, essential retail, transportation and home delivery, warehousing, healthcare, technology, and staffing. We have maintained a gross retention rate of approximately 95% over the past three years and achieved an average tenure of 12 years amongst our top 100 customers. Our retention rate does not factor in revenue impact, whether growth or decline, attributable to existing customers or the incremental revenue impact of new customers.

For the year ended December 31, 2020, on a pro forma basis to give effect to this offering and the Silver Lake Transaction, we had one customer that accounted for approximately 12% of our revenues. No other customer accounted for more than 10% of our total revenues for such period. For the three months ended March 31, 2021, there were no customers who accounted for more than 10% of our revenues. As of March 31, 2021, we performed searches across 200 countries and territories, including North America, EMEA, APAC, and India. Approximately 90% and 88% of our total revenues for the year ended December 31, 2020, on a pro forma basis to give effect to this offering and the Silver Lake Transaction, and for the three months ended March 31, 2021, respectively, were derived from our North American business.

Competition

The global background screening and verifications industry is fragmented and competitive. There are many local, single-country companies but few multinational companies that operate with scale and reach. Our competitors vary based on customer size, industry vertical, geography, and product focus.

We compete with large players with broad capabilities and product suites, vertical-focused specialist firms that target customers operating in select industries, mid-size players, competitors that serve SMB customers as well as smaller companies serving primarily local businesses. Some competitors are aligned to a specific product in certain pre-onboarding product lines, such as drug / health screening and executive screening. In our adjacent products market, we compete with certain companies specializing in fleet / vehicle compliance, resident / tenant screening, hiring tax credit screening, and pre-investment screening.

The market for our products and solutions is subject to constant change, sources of competition are numerous, and new competitors frequently arise.

The principal competitive factors affecting our markets include:

•	accuracy of screening results;

•	turnaround time of screening results;

•	product pricing;

•	applicant and enterprise user experience, ease of use, level of functionality, scalability, and efficiency;

•	breadth and depth of screening solutions;

•	geographical reach;

•	sales and marketing relationship history with the key decision-makers;

•	compliance and regulation;

•	industry vertical support that meets the needs of a customers’ specific requirements;

•	technical and systems performance, including the ability to integrate with customer and third-party systems and applications; and

•	cybersecurity, privacy, and data protection.

We believe we compete favorably based on these factors. However, our ability to remain competitive will depend on our continued ability to perform in the areas listed above. For additional information, see “Risk Factors—Risks Related to Our Business—We operate in a penetrated and competitive market.”

Government Regulations

Due to the nature of our business, we are subject to significant and extensive U.S. federal, state, local, and foreign laws and regulations. These include national, international, state, and local cybersecurity, privacy and data protection, health, taxation, anti-corruption and anti-money laundering, antitrust/competition, enterprise credit reporting agencies and environmental, health and safety protection. Taking commercially reasonable steps to comply with such laws and regulations is an important priority for us.

Regulators worldwide have adopted or proposed national, international, state, and local laws that regulate consumer protection, cybersecurity, privacy, data protection, and/or business credit reporting. These laws impact, among other things, the collection, use, disclosure, sale, transfer, receipt, storage, transmission, destruction, and other processing of personal data (collectively, “Processing”). The principal laws and regulations that impact our business include, but are not limited to:

•	Fair Credit Reporting Act, which regulates the use of consumer report information and governs the accuracy, fairness, and privacy of such information;

•	Dodd-Frank Act, which prohibits unfair, deceptive, or abusive acts or practices with respect to consumer financial services practices;

•	Gramm-Leach-Bliley Act, which regulates the use of non-public personal financial information held by financial institutions;

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Health Insurance Portability and Accountability Act, which restricts the public disclosure of patient information and applies indirectly to companies that provide services to healthcare-related businesses;

•	Drivers’ Privacy Protection Act, which restricts the public disclosure, use, and resale of personal data contained in state department of motor vehicle records;

•	U.K. and E.U. GDPR;

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Various U.S. federal, state, and local data protection and consumer reporting agency laws at the state level, state data breach laws, and state privacy laws, such as the California Consumer Privacy Act and the Illinois Biometric Information Privacy Act;

•	International data protection, data localization, and state secret laws impacting our data suppliers, such as the E.U. GDPR, or us; and

•	Oversight by regulatory authorities for engaging in consumer reporting, including the FTC and CFPB in the United States.

These laws and regulations, which are generally designed to protect individuals’ privacy and prevent the misuse of personal data or unauthorized access to data, are complex, subject to ongoing changes in regulations and amendments, and inconsistent between jurisdictions. We proactively manage our compliance with laws and regulations through the use of a number of resources, including our in-house legal and compliance department, which consists of approximately 30 legal and compliance professionals, external law firms, trade associations, and local suppliers and partners to understand the legal and regulatory requirements and practices that may impact the delivery of our products and solutions as well as our customers’ use of the same in light of employment, privacy and other laws and regulations. Our General Counsel leads our legal department with a Chief Global Compliance Officer reporting to the General Counsel. The compliance team consists of four regional compliance officers globally, with local compliance officers reporting through that hierarchy. Through the legal and compliance functions, we train our team members with respect to compliance with our policies and procedures, monitor changes to relevant material laws and regulations, and meet with regulators and legislators, as necessary and appropriate, to establish transparency of our operations and build trust.

Public concern is high with respect to the Processing of personal data, including Social Security numbers, financial information, and medical information. In the future, additional legislative or regulatory efforts in the United States and internationally could further regulate the Processing of personal data that we Process in the conduct of our business. For additional information, see the section titled “Risk Factors—Risks Related to Our Business—If regulatory regimes continue to heighten their scrutiny over personal data and data security, it could lead to increased restrictions, loss of revenue opportunity, greater costs of compliance, and lost efficiency” and “— Any damage to our reputation or our brand could adversely affect our business, financial condition, and results of operations.”

Intellectual Property

Our success depends, in part, on developing, maintaining, protecting and enforcing our proprietary technology and intellectual property rights. We own and control various intellectual property rights, such as confidential information, trade secrets, trademarks, service marks, trade names, domain names, copyrights, patents, and U.S. and foreign registrations and applications in the foregoing. We are licensed to use certain technology and other intellectual property rights owned and controlled by others, and certain third parties are licensed to use certain technology and other intellectual property rights owned and controlled by us.

Obtaining, maintaining, protecting and enforcing our intellectual property and proprietary rights is an important aspect of our business. We rely on a combination of statutory (e.g., copyright, trademark, trade secret, patent), contract, and liability safeguards (e.g., confidentiality and invention assignment agreements with our employees and contractors and nondisclosure agreements with our vendors) to protect our intellectual property in the United States, and other jurisdictions. We currently have patent and trademark applications pending in several jurisdictions. Filing these applications does not guarantee patents will be issued or that our trademark applications will proceed to registration without challenge, but may provide us with legal defense and allow us to pursue the protection of our intellectual property to the extent we believe it would be beneficial and cost-effective.

While we believe that our intellectual property, in the aggregate, is generally important to our business and operations, we do not regard any aspect of our business as being dependent upon any single patent, group of patents or other intellectual property right. However, the First Advantage name and related trade names, marks, and logos are of material importance to our business, and their loss could have a significant negative impact on us.

See the section titled “Risk Factors” for a more comprehensive description of risks related to our intellectual property and proprietary rights.

Seasonality

We experience seasonality with respect to certain industries due to fluctuations in hiring volumes and other economic activity. For example, pre-onboarding revenues generated from our customers in the retail and transportation industries are historically highest during the September through November months leading up to the holiday season and lowest at the beginning of the new year, following the holiday season. Certain customers across various industries also historically ramp up their hiring throughout the first half of the year as winter concludes, commercial activity tied to outdoor activities increases, and the school year ends, giving rise to student and graduate hiring. In addition, apartment rental activity and associated screening activity typically decline in the fourth quarter heading into the holiday season. We expect that further growth in e-commerce, the continued digital transformation of the economy, and other economic forces may impact future seasonality but are unable to predict these potential shifts and how our business may be impacted.

Human Capital

As of March 31, 2021, we had approximately 4,200 employees in 16 countries. None of our employees are subject to a collective bargaining agreement, and no work stoppages have been experienced. We consider our relationship with our employees to be good.

Global Code of Conduct and Ethics

The quality of our products and operations affects our reputation, productivity, profitability, and market position. Our objective is to create a work environment that allows and encourages all employees to perform their duties in an efficient, effective manner. We have established a Global Code of Conduct and Ethics (“Code”). Compliance with the provisions of the Code is a basic condition of employment at First Advantage.

Equal Employment

We strive for all of our employees to work in an environment where we are treated with dignity and respect. We are an equal opportunity employment employer and are committed to providing a workplace that is free of discrimination of all types from abusive, offensive, or harassing behavior. We are committed to creating such an environment because it brings out the full potential in each of our employees, which, in turn, contributes directly to our business success.

Diversity and Inclusion

We are committed to enhancing its diversity and demonstrating that commitment to its employees, customers, and community. We promote diversity by developing policies, programs, and procedures that foster a work environment where differences are respected and all employees are treated fairly.

Diversity refers to human differences that exist in the workplace, including those based on culture, ethnicity, gender, and age. We believe that promoting diversity plays an important role in attracting the most expansive pool of qualified applicants, fostering greater innovation and creativity, and enhancing our communication and relationships with customers and the community.

Our goal is to attract, develop, and retain the best and brightest from all walks of life and backgrounds. This requires an organization to have a culture of inclusion where all individuals feel respected, are treated fairly, and are provided work-life balance and an opportunity to excel in their chosen careers. We leverage our diverse and inclusive workforce to achieve superior business results.

Supplier Diversity

We are committed to developing mutually beneficial relationships with small, minority-owned, women-owned, disadvantaged, veteran-owned, and local business enterprises. The Supplier Diversity Policy reflects our desire to create an opportunity for suppliers to market their products to the Company. When all business considerations are determined to be equal among competitive suppliers, the Company will award contracts to such businesses.

Properties

Our corporate office is located at 1 Concourse Parkway NE, Suite 200, Atlanta, GA 30328 under a lease agreement that expires on August 31, 2022, with two five-year renewal options. This property also houses our executive offices. We also lease our office space in Bangalore, India, where our Global Operating Center is located. Additionally, we lease office space in Indianapolis, Indiana; Bolingbrook, Illinois; Manila, Philippines; and Mumbai, India for certain significant operational and support functions. We believe that our executive and other offices are adequate for our immediate needs and that we will obtain additional or substitute space, as needed, on commercially reasonable terms.

In addition to leveraging public cloud vendors, we maintain five data centers across the globe, with two located in the United States (Atlanta and Indianapolis) and one in each of Europe (Amsterdam), Canada (Toronto), and India (Bangalore). We also have a disaster recovery site in Suwanee, Georgia. Our data centers are fully PCI compliant and equipped with redundant power, cooling, and fire suppression. We also ensure that our data centers maintain connectivity to all major internet service providers and are always protected and surveilled by our Global Network Operations Center. In the event of a disaster or emergency, each data center can rely on a backup site located outside of the primary site’s region where all critical data is replicated. In the event of a service failure, all critical customer-facing solutions are set to resume service at the designated backup location.

Legal Proceedings

In the ordinary course of business, we are subject to various legal proceedings, claims, governmental inspections, audits, and investigations. From time to time, we also receive requests for information from various regulatory authorities, some of which may result in the assessment of fines, settlements, or enforcement actions requiring a variety of remedies. We acquired a company in 2013 that was subject to multiple FTC consent decrees that had been imposed on it in the years prior to our acquisition and to which we now remain subject. The consent decrees require us to comply with the FCRA and to maintain a comprehensive information security program to be audited biennially. Under these circumstances, failure to comply with the decrees and/or relevant law or regulations may subject us to increased risk.

Although we cannot predict the outcomes of various legal proceedings to which we are or may become subject, at present we do not expect the ultimate resolution of these matters to have a material adverse effect on our financial position, results of operations, or cash flows. We accrue reserves for these claims based on our experience and ability to reasonably estimate and ascertain the probability of any liability. We have also recorded liabilities for two separate class action cases filed in the State of California, in connection with a settlement agreement that is pending court approval. See Note 13 of the consolidated financial statements included in this prospectus.

On April 2, 2021, a class action was filed against the Company in the U.S. District Court for the Central District of California alleging that the background check reports furnished as part of our FBI channeling solutions are subject to the FCRA and California Investigative Consumer Reporting Agencies Act (“ICRAA”) and therefore certain such background check reports were provided to our customers in violation of the FCRA and ICRAA. We believe such allegations and claims to be without merit. Although it is too early to predict the outcome of the proceeding, at this time, we do not expect it to have a material adverse effect on our financial position, results of operations, or cash flows.

Indemnification and Insurance

Our business exposes us to potential liability including, but not limited to, potential liability for (i) breach of contract or negligence claims by our customers, (ii) non-compliance with applicable laws and regulations, and (iii) employment-related claims. In certain circumstances, we may also be liable for the acts or omissions of others, such as suppliers of goods or services.

We attempt to manage our potential liability to third-parties through contractual protection (such as indemnification and limitation of liability provisions) in our contracts with customers and others, and through insurance. The contractual indemnification provisions vary in scope and generally do not protect us against all potential liabilities, such as liability arising out of our gross negligence or willful misconduct. In addition, in the event that we seek to enforce such an indemnification provision, the indemnifying party may not have sufficient resources to fully satisfy its indemnification obligations or may otherwise not comply with its contractual obligations. Further, the limitation of liability provisions in our customer contracts also vary in scope, thresholds and exclusions.

We currently maintain errors, omissions and professional liability insurance coverage with limits we believe to be appropriate. However, the coverage provided by such insurance may not be adequate for all claims made and such claims may be contested by applicable insurance carriers.

MANAGEMENT

Executive Officers and Directors

Below is a list of our executive officers, directors and director nominees, their respective ages as of March 31, 2021 and a brief account of the business experience of each of them.

Name	Age	Position
Scott Staples	55	Chief Executive Officer & Director
David L. Gamsey	63	Executive Vice President & Chief Financial Officer
Bret T. Jardine	54	Executive Vice President, General Counsel & Secretary
Joseph Jaeger	62	President, Americas
Joseph Osnoss	43	Chairman
John Rudella	50	Director
Bianca Stoica	28	Director
James L. Clark	59	Director Nominee
Judith Sim	52	Director Nominee
Susan R. Bell	58	Director Nominee

Executive Officers

Scott Staples has served as our Chief Executive Officer since April 2017. Prior to joining First Advantage, Mr. Staples co-founded Mindtree Ltd., a digital transformation and IT Services company, and served as President Americas & Global Head of Business Groups for 17 years. Mr. Staples spent the first 10 years of his career in various roles at Cambridge Technology Partners, Gemini Consulting and Prudential. Mr. Staples holds a B.A. from the University of Delaware and an M.B.A. from Fairleigh Dickinson University, Madison, New Jersey. Mr. Staples was selected to serve as a director because of his deep knowledge of our business and his significant executive management and leadership experience.

David L. Gamsey has served as our Executive Vice President and Chief Financial Officer since February 2016. Prior to First Advantage, Mr. Gamsey was at Air Serv Corporation from April 2008 to February 2016, where he served as Chief Financial Officer and Chief Operating Officer. Prior to this, Mr. Gamsey was the Chief Financial Officer at Beecher Carlson from January 2005 to February 2008, Innotrac Corporation from February 2000 to January 2005 and AHL Services, Inc. from September 1995 to February 2000. Mr. Gamsey spent 16 years of his career at Price Waterhouse and Arthur Andersen. Mr. Gamsey received his B.B.A. in Accounting, with distinction, from Emory University. Mr. Gamsey is a licensed CPA.

Bret T. Jardine has served as our Executive Vice President, General Counsel and Secretary since January 2011. From November 2009 to December 2010, Mr. Jardine was the head of the legal department of the First Advantage business, which had been an operating division within First American and was later spun off to a company that became known as Corelogic and then was subsequently sold in December 2010. Prior to that, in 2009 when First Advantage was previously a public company, Mr. Jardine was acting General Counsel until November of that year. Before joining First Advantage in August 2004, Mr. Jardine practiced law at Zimmet, Unice, Salzman, Heyman and Jardine PA for nearly a decade, with experience in class actions and regulatory inquiries as well as corporate transactional work and corporate governance. Mr. Jardine holds a B.A. in Political Science from the University of Florida and a J.D. from Stetson University College of Law.

Joseph Jaeger has served as the President, Americas of First Advantage since January 2021. Before this role, he had served as our Chief Revenue Officer since September 2015. Prior to First Advantage, Mr. Jaeger held a variety of roles at human resources technology companies, including Vice President, Sales and Vice President Americas at Kronos from November 2008 to September 2015, Chief Executive Officer of Focal Point Solutions from April 2008 to November 2008 and executive sales, marketing and services leadership roles at Authoria from March 1999 to March 2008. He also served as Sales Director and Vice President, Sales and Marketing at Health Payment Review and HBO & Company in the healthcare software industry from March 1993 to December 1998. Mr. Jaeger graduated from Indiana University with a B.S. in Business and completed the “Leading High Impact Teams” Program at Northwestern University’s Kellogg School.

Directors

Joseph Osnoss has served as a director since January 2020. Mr. Osnoss is a Managing Partner of Silver Lake, which he joined in 2002. From 2010 to 2014, he was based in London, where he helped oversee the firm’s activities in EMEA. Prior to joining Silver Lake, Mr. Osnoss worked in investment banking at Goldman, Sachs & Co., where he focused on mergers, acquisitions, and financings in the technology and telecommunications industries. Mr. Osnoss is currently a member of the board of directors of Cegid Group SA, Cornerstone OnDemand, Inc., EverCommerce Inc., Global Blue Group Holding AG, LightBox Holdings, L.P., and Relativity Holdco, LLC. He previously served as a board member of Cast & Crew Payroll, LLC, Instinet Inc., Interactive Data Corporation, Mercury Payment Systems, Inc., Sabre Corporation, and Virtu Financial Inc. Mr. Osnoss graduated summa cum laude from Harvard College with an A.B. in Applied Mathematics and a citation in French Language. He has remained involved in academics, including as a Visiting Professor in Practice at the London School of Economics; a member of the Dean’s Advisory Cabinet at Harvard’s School of Engineering and Applied Sciences; a participant in The Polsky Center Private Equity Council at the University of Chicago; and a Trustee of Greenwich Academy. Mr. Osnoss was selected to serve as a director because of his extensive experience in private equity investing, domestic and international experience, and service on the boards of directors of other companies.

John Rudella has served as our director since January 2020. Mr. Rudella is a Director of Silver Lake, which he joined in 2014. Prior to joining Silver Lake, Mr. Rudella served as a U.S. Navy SEAL where he held a variety of leadership positions, worked in technology development, and made multiple deployments to Africa and the Middle East. He previously served on the board of Ancestry.com. Mr. Rudella holds a B.S. in Aeronautical Engineering from the U.S. Naval Academy and a M.S. from the Industrial College of the Armed Forces. Mr. Rudella currently serves on the board of the Station Foundation. Mr. Rudella was selected to serve as a director because of his experience in private equity investing and knowledge and understanding of business and corporate strategy.

Bianca Stoica has served as our director since January 2020. Ms. Stoica is a Principal of Silver Lake, which she joined in 2015. She graduated summa cum laude from The Wharton School of the University of Pennsylvania, where she received a B.S. in Economics with concentrations in Finance and Accounting and a minor in Mathematics. Ms. Stoica was selected to serve as a director because of her experience in private equity investing and knowledge and understanding of business and corporate strategy.

Director Nominees

James L. Clark is expected to join our board of directors immediately prior to the effective time of the Form 8-A registration statement to be filed with the SEC to register our common stock under the Exchange Act. Mr. Clark is the President and Chief Executive Officer of the Boys & Girls Clubs of America. Mr. Clark began his career at the Milwaukee Journal Sentinel in 1979, where he served senior leadership roles in distribution, marketing and customer service operations and advanced to Senior Vice President. He departed the media company after 24 years to become President and CEO of the Boys & Girls Clubs of Greater Milwaukee in 2004, for which he had served as a board member. Mr. Clark previously served as a director of Boxlight Corporation and on the governance committee. Mr. Clark holds a Business Administration degree from the University of Wisconsin-Milwaukee. Mr. Clark was selected to serve as a director because of his experience as a public company director.

Judith Sim is expected to join our board of directors immediately prior to the effective time of the Form 8-A registration statement to be filed with the SEC to register our common stock under the Exchange Act. Ms. Sim previously held various customer-related and marketing positions at Oracle Corporation from 1991 to April 2020, including as its Chief Marketing Officer from 2005 to April 2020. She has significant leadership and executive experience from her position as head of marketing programs at Oracle, including experience in field marketing, corporate communications, global customer programs, advertising, campaigns, events and corporate branding. Ms. Sim has been a member of the board of directors at Fortinet Inc, since 2015, serving as the chair of the Human Resources Committee and a member of the Corporate Governance and ESG Committees. She was also a member of the board of directors of the San Francisco Chamber of Commerce from 2015 to 2020. Ms Sim received a B.S. in dietetics from the University of California at Davis. Ms. Sim was selected to serve as a director because of her significant go-to-market experience and her experience as a public company director.

Susan R. Bell is expected to join our board of directors immediately prior to the effective time of the Form 8-A registration statement to be filed with the SEC to register our common stock under the Exchange Act. Ms. Bell currently serves as a member of the boards of directors of Rollins, Inc., RPC, Inc., and Marine Products Corporation and serves on the audit committees of those corporations. She also serves as chair of the Audit Committee and the Diversity Committee of Rollins, Inc. In 2020, Ms. Bell retired from Ernst & Young LLP (“EY”) after a 36-year career in public accounting, serving in key leadership roles, including Global Financial Accounting Advisory Services Power & Utilities sector leader, Office Managing Partner of EY Atlanta, GA, and Southeast Region Risk Advisory practice leader. Simultaneous with those respective roles, Ms. Bell served as external audit partner or independent quality review partner on external audits. Prior to leading EY’s Southeast Region Risk Advisory practice, Ms. Bell served as an audit and business advisory partner at EY and as an audit partner for Arthur Andersen. Ms. Bell graduated summa cum laude from Mississippi State University with a Bachelor of Professional Accountancy and is a Certified Public Accountant in Georgia and Tennessee. Ms. Bell was selected to serve as a director because of her experience in accounting and auditing and her experience with audit committees and boards.

Composition of Our Board of Directors after this Offering

Our business and affairs are managed under the direction of our board of directors. Our amended and restated certificate of incorporation will provide for a classified board of directors, with two directors in Class I (expected to be Mr. Staples and Ms. Bell), two directors in Class II (expected to be Mr. Clark and Ms. Stoica) and three directors in Class III (expected to be Mr. Osnoss, Mr. Rudella, and Ms. Sim). See “Description of Capital Stock.”

In addition, pursuant to the stockholders’ agreement we expect to enter into in connection with this offering, or the stockholders’ agreement, our Sponsor will have the right to designate nominees to our board of directors subject to the maintenance of certain ownership requirements in us. See “Certain Relationships and Related Party Transactions—Stockholders’ Agreement.”

Controlled Company Exemption

After the completion of this offering, our Sponsor, who is party to the stockholders’ agreement, will continue to beneficially own shares representing more than 50% of the voting power of our shares eligible to vote in the election of directors. As a result, we may be a “controlled company” within the meaning of the corporate governance standards of Nasdaq. Under these corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of our board of directors consist of independent directors, (2) that our board of directors have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, and (3) that our board of directors have a nominating and governance committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. Although we do not intend to rely on the exemptions from these corporate governance requirements, if we do rely on such exemptions in the future, you will not have the same protections afforded to stockholders of companies that are subject to these corporate governance requirements. In the event that we cease to be a “controlled company” and our shares continue to be listed on Nasdaq, we will be required to comply with these provisions within the applicable transition periods.

Board Leadership Structure and Our Board of Director’s Role in Risk Oversight

Committees of Our Board of Directors

After the completion of this offering, the standing committees of our board of directors will consist of an Audit Committee, a Compensation Committee, and a Nominating and Governance Committee. Our board of directors may also establish from time to time any other committees that it deems necessary or desirable.

The board of directors has extensive involvement in the oversight of risk management related to us and our business. Our chief executive officer and other executive officers will regularly report to the non-executive directors and the Audit Committee, the Compensation Committee, and the Nominating and Governance Committee to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls. We believe that the leadership structure of our board of directors provides appropriate risk oversight of our activities given the controlling interests held by our Sponsor.

Audit Committee

Upon the completion of this offering, we expect to have an Audit Committee, consisting of Ms. Bell, who will be serving as the Chair, Ms. Sim and Ms. Stoica. Ms. Bell and Ms. Sim qualify as independent directors under the independence requirements of Rule 10A-3 of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Our board of directors has determined that Ms. Bell qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K.

Our Audit Committee will be responsible for, among other things:

•	selecting and hiring our independent auditors, and approving the audit and non-audit services to be performed by our independent auditors;

•	assisting the board of directors in evaluating the qualifications, performance and independence of our independent auditors;

•	assisting the board of directors in monitoring the quality and integrity of our financial statements and our accounting and financial reporting;

•	assisting the board of directors in monitoring our compliance with legal and regulatory requirements;

•	reviewing the adequacy and effectiveness of our internal control over financial reporting processes;

•	assisting the board of directors in monitoring the performance of our internal audit function;

•	reviewing with management and our independent auditors our annual and quarterly financial statements;

•	overseeing our technology security and data privacy programs;

•

establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and

•	preparing the audit committee report that the rules and regulations of the SEC require to be included in our annual proxy statement.

Our board of directors will adopt a written charter for the Audit Committee, which will be available on our website upon the completion of this offering.

Compensation Committee

Upon the completion of this offering, we expect to have a Compensation Committee, consisting of Ms. Bell, Ms. Stoica, and Mr. Rudella, who will serve as the Chair.

The Compensation Committee will be responsible for, among other things:

•

reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer, evaluating our Chief Executive Officer’s performance in light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by the board of directors), determining and approving, or making recommendations to the board of directors with respect to, our Chief Executive Officer’s compensation level based on such evaluation;

•

reviewing and approving, or making recommendations to the board of directors with respect to, the compensation of our other executive officers, including annual base salary, bonus and equity-based incentives and other benefits;

•	reviewing and recommending the compensation of our directors;

•	reviewing and discussing annually with management our “Compensation Discussion and Analysis” disclosure required by SEC rules;

•	preparing the compensation committee report required by the SEC to be included in our annual proxy statement; and

•	reviewing and making recommendations with respect to our equity compensation plans.

Our board of directors will adopt a written charter for the Compensation Committee, which will be available on our website upon the completion of this offering.

Nominating and Governance Committee

Upon the completion of this offering, we expect to have a Nominating and Governance Committee, consisting of Mr. Clark, Mr. Osnoss, and Ms. Sim, who will serve as the Chair.

The Nominating and Governance Committee will be responsible for, among other things:

•	assisting our board of directors in identifying prospective director nominees and recommending nominees to the board of directors;

•	overseeing the evaluation of the board of directors and management;

•	developing and recommending a set of corporate governance guidelines;

•	recommending members for each committee of our board of directors; and

•	otherwise taking a leadership role in shaping our corporate governance and overseeing our strategy as it relates to environmental and social matters.

Our board of directors will adopt a written charter for the Nominating and Governance Committee, which will be available on our website upon the completion of this offering.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee has at any time been one of our executive officers or employees. None of our executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or Compensation Committee.

We are parties to certain transactions with our Sponsor and certain of our directors described in the section of this prospectus entitled “Certain Relationships and Related Party Transactions.”

Director Independence

Pursuant to the corporate governance listing standards of Nasdaq, a director employed by us cannot be deemed to be an “independent director.” Each other director will qualify as “independent” only if our board of directors affirmatively determines that he has no material relationship with us, either directly or as a partner, stockholder or officer of an organization that has a relationship with us. Ownership of a significant amount of our stock, by itself, does not constitute a material relationship.

Our board of directors have affirmatively determined that each of our directors, other than Scott Staples, qualifies as “independent” in accordance with Nasdaq. In making its independence determinations, our board of directors considered and reviewed all information known to it (including information identified through directors’ questionnaires).

Background and Experience of Directors; Board Diversity

When considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focused primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.

In evaluating director candidates, we consider, and will continue to consider in the future, factors including, personal and professional character, integrity, ethics and values, experience in corporate management, finance and other relevant industry experience, social policy concerns, judgment, potential conflicts of interest, including other commitments, practical and mature business judgment, and any other relevant qualifications, attributes, or skills.

Code of Ethics and Business Conduct

We will adopt a new Code of Ethics and Business Conduct that applies to all of our directors, officers and employees, including our chief executive officer and chief financial and accounting officer. Our Code of Ethics and Business Conduct will be available on our website upon the completion of this offering. Our Code of Ethics and Business Conduct is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website.

Compensation of Directors

None of our directors received any form of compensation in their individual capacity for services rendered as a director during the year ended December 31, 2020. We reimburse our non-employee directors for their reasonable out-of-pocket expenses related to their service as a director, including reasonable travel and related expenses associated with attendance at our board of directors and committee meetings.

We anticipate adopting new compensation arrangements, entitling non-employee directors to annual compensation as described under “Executive Compensation—Director Compensation.”

EXECUTIVE COMPENSATION

The following table sets forth information concerning the compensation earned by our named executive officers (“Named Executive Officers”), during our fiscal year ended December 31, 2020, which we also refer to as 2020.

As an “emerging growth company,” we are required to provide executive compensation information for the following individuals: (i) the Company’s principal executive officer (“PEO”), during the fiscal year, regardless of compensation; (ii) the two most highly compensated executive officers (other than the PEO) who were serving as executive officers of the Company at the end of the fiscal year and whose total compensation was greater than $100,000; and (iii) up to two additional persons who served as executive officers (other than as the PEO) during the fiscal year but were not serving in that capacity at the end of the fiscal year if their total compensation is higher than any of the other two named executive officers in the preceding group. Our Named Executive Officers for 2020 include our Chief Executive Officer (Scott Staples) and our two most highly compensated executive officers, other than our Chief Executive Officer (Joseph Jaeger, our President, Americas, and David L. Gamsey, our Chief Financial Officer & Executive Vice President). For 2020, we had no former executive officers who would qualify as Named Executive Officers.

SUMMARY COMPENSATION TABLE

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)(1)	BONUS ($)(2)	EQUITY AWARDS ($)(3)	NON-EQUITY INCENTIVE PLAN COMPENSATION ($)(4)	ALL OTHER COMPENSATION ($)(5)	TOTAL ($)
Scott Staples.	2020	450,007	750,000	4,192,412	277,300	4,275	5,673,994
Chief Executive Officer
Joseph Jaeger	2020	499,995	750,000	1,222,787	432,100	4,275	2,909,157
President, Americas(6)
David L. Gamsey	2020	400,006	750,000	873,419	172,800	4,275	2,200,500
Chief Financial Officer & Executive Vice President

1)	The amounts reported in this column represent each Named Executive Officer’s base salary earned during 2020.
2)	Each of the Named Executive Officers received a one-time transaction bonus paid upon the January 31, 2020 close of the Silver Lake Transaction.
3)

We granted Class C LP Units, which are intended to qualify as profits interests, to each of our Named Executive Officers pursuant to a form of grant agreement (the “Unit Grant Agreement”). 50% of the Class C LP Units are subject solely to time-based vesting criteria, and the other 50% of the Class C LP Units are subject to both time and performance-based vesting criteria. The performance-vesting Class C LP Units are subject to market conditions and an implied performance condition as defined under applicable accounting standards. The grant date fair value of performance-vesting Class C LP Units was computed based upon the probable outcome of the performance conditions as of the grant date in accordance with FASB ASC Topic 718. Achievement of the performance conditions for the performance-vesting Class C LP Units was not deemed probable on the grant date and, accordingly, no value is included in the table for these awards pursuant to the SEC’s disclosure rules. Assuming achievement of the performance conditions, the aggregate grant date fair values of the performance-vesting Class C LP Units would have been: $4,192,412 for Mr. Staples, $1,222,787 for Mr. Jaeger, and $873,419 for Mr. Gamsey. See Note 11 to our audited consolidated financial statements included elsewhere in this prospectus for a discussion of the valuation of our equity-based awards. In connection with this offering, all outstanding Class C LP Units, including those held by our Named Executive Officers, will be replaced with newly issued shares of our common stock, as described below in “Actions in Connection with this Offering—Conversion of Class C LP Units.”

4)

The amounts reported in this column represent the annual incentive bonus amounts earned by each Named Executive Officer pursuant to our Management Incentive Compensation Plan (the “MICP” and as described below under “—Management Incentive Compensation Plan”).

5)	The amounts reported in this column represent the discretionary employer matching contribution under the 401(k) Plan for each Named Executive Officer.
6)	In 2020, Mr. Jaeger served as our Chief Revenue Officer and was promoted to President, Americas effective 2021.

Employment Arrangements with Named Executive Officers

The Company entered into an employment letter agreement with each of our Named Executive Officers, which sets forth standard terms summarizing annual base salary, bonus, and benefits. The employment letter agreements also provide for certain severance payments that may be due following termination of employment under certain circumstances, subject to execution of a release of claims and compliance with certain restrictive covenants.

Staples Employment Agreement

Pursuant to Mr. Staples’ employment letter agreement, dated March 1, 2017 (the “Staples Employment Agreement”), Mr. Staples serves as our Chief Executive Officer. The following terms and events are provided by the Staples Employment Agreement:

Employment Term

The Staples Employment Agreement has no specified employment term and may be terminated by either the Company or Mr. Staples at any time and for any reason or no reason. In the event of Mr. Staples’ voluntary resignation, he is required to provide 30 days’ notice and, if so requested by the Company, will continue working on a full-time basis in his then current role through the expiration of the 30-day notice period.

Compensation and Benefits

Mr. Staples is entitled to an initial base salary of $450,000 (unchanged in 2020 and increased to $600,000 in 2021), which is subject to annual review and increase pursuant to employee compensation policies in effect from time to time. In addition, he is eligible to receive an annual performance cash bonus under the MICP in a target amount equal to $350,000 for 2018 and thereafter (unchanged in 2020 and increased to $400,000 in 2021), payable based on the Company’s achievement of revenue and Adjusted EBITDA targets that are established by our board of directors in consultation with Mr. Staples.

Restrictive Covenants

Under the Staples Employment Agreement, Mr. Staples is subject to the following restrictive covenants: (i) confidentiality during employment and perpetually upon termination, (ii) non-use of trade secrets during employment and perpetually upon termination, (iii) non-competition during employment and for 12 months following termination, (iv) non-solicitation of employees and non-solicitation of customers, suppliers, and other business relations during employment and for 12 months following termination, and (v) mutual non-disparagement during employment and perpetually upon termination.

Severance

Mr. Staples is not entitled to any severance payments upon termination due to death, disability, for Cause or without Good Reason (as such terms are defined in the Staples Employment Agreement). Pursuant to the Staples Employment Agreement, if the Company terminates Mr. Staples’ employment without Cause or he resigns for

Good Reason, then subject to his continued material compliance with the restrictive covenants and his timely execution, without revocation, of an effective release of claims in favor of the Company and its affiliates, he will be entitled to continued payment of his base salary for the lesser of (i) 12 months and (ii) the period commencing on his termination date and ending on the day preceding the date he begins to provide at least half-time services (whether as an employee, contractor or otherwise) to another person or entity, to be paid in accordance with the standard payroll schedule.

Definitions

Under the Staples Employment Agreement, “Cause” is defined as (i) any act or omission by the executive constituting dishonesty, fraud or other malfeasance, which in any such case is materially injurious to the financial condition or business reputation of the Company or any of its affiliates; (ii) the executive’s conviction of, or pleading nolo contendere to, any felony or a misdemeanor involving moral turpitude (or the equivalents thereof in any other jurisdiction in which the Company or any of its affiliates conducts business); (iii) any material misrepresentation or material breach of any of the terms of the Staples Employment Agreement or any willful failure by the executive to carry out or comply with any lawful and reasonable directive of our board of directors, or any willful failure by the executive to carry out his responsibilities as Chief Executive Officer, which breach or failure is not remedied by the executive within 30 days after receiving written notice from our board of directors specifying such breach or failure; (iv) any judgment made by a court of competent jurisdiction or any binding arbitration award made by an arbitral body against the executive or the Company that has the effect of materially diminishing the executive’s ability to perform the duties of the executive’s position (including, without limitation, any such determination or award enforcing any proprietary information and inventions or similar agreement with a third party).

Under the Staples Employment Agreement, “Good Reason” is defined as (i) a material breach by the Company of the material terms of the Staples Employment Agreement including, but not limited to, the failure of the Company to make any material payment or provide any material benefit specified thereunder; (ii) any material adverse change in the nature or scope of the executive’s authority, duties or responsibilities (however, the executive continuing in his current role on a divisional or business unit basis, following the acquisition of the Company and its subsidiaries by a larger entity will not be Good Reason); or (iii) a reduction in the executive’s base salary; however, the executive may not resign for Good Reason unless: (x) the executive provided the Company with at least 30 days prior written notice of the executive’s intent to resign for Good Reason (which notice must be provided within 90 days following the occurrence of the event(s) purported to constitute Good Reason); and (y) the Company has not remedied the alleged violation(s) within the 30 day period.

Jaeger Employment Agreement

Pursuant to Mr. Jaeger’s employment letter agreement, dated August 14, 2015 and amended on May 19, 2016 (“the Jaeger Employment Agreement”), Mr. Jaeger currently serves as our President, Americas and served as our Chief Revenue Officer in 2020. The following terms and events are provided by the Jaeger Employment Agreement.

Employment Term

The Jaeger Employment Agreement has no specified employment term and may be terminated by either the Company or Mr. Jaeger at any time and for any reason or no reason.

Compensation and Benefits

Mr. Jaeger is entitled to an initial base salary of $500,000 (unchanged in 2020 and 2021), which is subject to annual review and increase pursuant to employee compensation policies in effect from time to time. In addition, he is eligible to participate in the MICP, pursuant to which he may receive an annual performance bonus in an amount equal to 100% of his base salary (unchanged in 2020 and 2021), which is payable based on the achievement of annual objectives with respect to company, business unit, and individual performance.

Restrictive Covenants

Under the Jaeger Employment Agreement, Mr. Jaeger is subject to the following restrictive covenants: (i) confidentiality during employment and perpetually upon termination, (ii) non-use of trade secrets during employment and perpetually upon termination, (iii) non-competition during employment and for 12 months following termination (but such non-compete will be suspended during any period where there is a good faith dispute that the Company is not paying compensation otherwise due to him), (iv) non-solicitation of employees and non-solicitation of customers, suppliers, and other business relations during employment and for six months following termination, and (v) mutual non-disparagement during employment and perpetually upon termination.

Severance

Mr. Jaeger is not entitled to any severance payments upon termination due to death, disability, for Cause or without Good Reason (as such terms are defined in the Jaeger Employment Agreement). Pursuant to the Jaeger Employment Agreement, if the Company terminates Mr. Jaeger’s employment without Cause or he resigns for Good Reason, then subject to his continued material compliance with the restrictive covenants and his timely execution, without revocation, of an effective release of claims in favor of the Company and its affiliates, he will be entitled to continued payment of his base salary for a period of 12 months, to be paid in accordance with the standard payroll schedule.

Definitions

Under the Jaeger Employment Agreement, “Cause” is defined as (i) any willful act or omission by the executive constituting dishonesty, fraud or other malfeasance, which in any such case is injurious to the financial condition or business reputation of the Company or any if its affiliates; (ii) the executive’s conviction of, or pleading nolo contendere to any felony or a misdemeanor involving moral turpitude (or the equivalents thereof in any other jurisdiction in which the Company or any if its affiliates conducts business); (iii) any material misrepresentation or significant breach of any of the terms of the Jaeger Employment Agreement or any significant failure the executive to carry out his obligations under the Jaeger Employment Agreement; or (iv) any judgment made by a court of competent jurisdiction or any binding arbitration award made by an arbitral body against the Company that has the effect of materially diminishing the executive’s ability or willingness to perform his duties or the ability or willingness of the Company to accept the executive’s performance of such duties (including, without limitation, any such determination or award enforcing any proprietary information and inventions or similar agreement with a third party).

Under the Jaeger Employment Agreement, “Good Reason” is defined as (i) a significant reduction of the executive’s duties, position, or responsibilities, relative to the executive’s duties, position, or responsibilities in effect immediately prior to such reduction (however, the executive continuing in his same general role on a divisional or business unit basis, following the acquisition of the Company by a larger entity, will not be considered a significant reduction of duties position or responsibilities); (ii) a reduction in the executive’s base salary as in effect immediately prior to such reduction except to the extent (x) of the base salaries of substantially all other executive officers of the Company are proportionally reduced or (y) there is a specified amount of reduction in base salaries which is applied comparably to substantially all other executive offers of the Company; or (iii) the relocation of the executive to a facility or location more than 35 miles from the executive’s current place of employment.

Gamsey Employment Agreement

Pursuant to Mr. Gamsey’s employment letter agreement, dated December 17, 2015, (the “Gamsey Employment Agreement”), Mr. Gamsey serves as our Chief Financial Officer and Executive Vice President. The following terms and events are provided by the Gamsey Employment Agreement.

Employment Term

The Gamsey Employment Agreement has no specified employment term and may be terminated by either the Company or Mr. Gamsey at any time and for any reason or no reason, upon written notice to the other party.

Compensation and Benefits

Mr. Gamsey is entitled to an initial base salary of $400,000 (unchanged in 2020 and increased to $500,000 in 2021), which is subject to annual review and adjustment (but not reduction for the same responsibilities) pursuant to employee compensation policies in effect from time to time. In addition, he is eligible to participate in the MICP, pursuant to which he may receive an annual performance bonus in an amount equal to 50% of his base salary (unchanged in 2020 and 2021), which is payable based on the achievement of annual objectives with respect to company, business unit, and individual performance.

Restrictive Covenants

Under the Gamsey Employment Agreement, Mr. Gamsey is subject to the following restrictive covenants: (i) confidentiality during employment and perpetually upon termination, (ii) non-use of trade secrets during employment and perpetually upon termination, (iii) non-competition during employment and for 12 months following termination, (iv) non-solicitation of employees and non-solicitation of customers, suppliers, and other business relations during employment and for 12 months following termination, and (v) mutual non-disparagement during employment and perpetually upon termination.

Severance

Mr. Gamsey is not entitled to any severance payments upon termination due to death, disability, for Cause or without Good Reason (as such terms are defined in the Gamsey Employment Agreement). Pursuant to the Gamsey Employment Agreement, if the Company terminates Mr. Gamsey’s employment without Cause or he resigns for Good Reason, then subject to his continued material compliance with the restrictive covenants and his timely execution, without revocation, of an effective release of claims in favor of the Company and its affiliates, he will be entitled to (i) continued payment of his base salary for a period of nine months following the termination date, to be paid in accordance with the standard payroll schedule; and (ii) reimbursement for the monthly COBRA premium paid by the executive and his spouse for a period of nine months following the termination date.

Definitions

Under the Gamsey Employment Agreement, “Cause” is defined as (i) any willful act or omission by the executive constituting dishonesty, fraud or other willful malfeasance, which in any such case is injurious to the financial condition or business reputation of the Company or any of its affiliates; (ii) the executive’s conviction of, or pleading nolo contendere to, any felony or a misdemeanor involving moral turpitude (or the equivalents thereof) in any jurisdiction in which the Company or any of its affiliates conducts business; (iii) any material misrepresentation or significant breach of any of the terms of the Gamsey Employment Agreement or any significant failure by the executive to carry out his obligations thereunder (other than due to disability); or (iv) any judgment made by a court of competent jurisdiction or any binding arbitration award made by an arbitral body against the executive that has the effect of materially diminishing his ability to perform the duties of his employment (including, without limitation, any such determination or award enforcing any proprietary information and inventions or similar agreement with a third party). Notwithstanding the foregoing, with respect to any proposed termination for Cause under subsection (iii) above, the Company will provide the executive with written notice of such assertion of termination for Cause, describing such act(s) allegedly constituting Cause in reasonable detail, at least 10 business days prior to the proposed termination date. During the notice period, the executive will be given an opportunity to cure any such act(s) constituting Cause, or if such act, by its nature, cannot reasonably be expected to be cured within such notice period, he will be given a reasonable opportunity to discuss the situation with our board of directors prior to expiration of such notice period.

Under the Gamsey Employment Agreement, “Good Reason” is defined as (i) a material diminution in the executive’s base compensation; (ii) a material diminution in the executive’s authority, duties, or responsibilities; (iii) a material diminution in the authority, duties, or responsibilities of an employee to whom the executive reports; (iv) a material diminution in the budget over which the executive has authority; (v) a material change in the geographic location at which the executive performs services; or (vi) any other action or inaction that constitutes a material breach of the Gamsey Employment Agreement by the Company.

Management Incentive Compensation Plan

We maintain a Management Incentive Compensation Plan, pursuant to which participants (including our Named Executive Officers) may receive a cash bonus each year, based on the achievement of specified annual targeted business plan objectives established by the board of directors. Bonus payments under the MICP are made following the completion of the Company’s annual financial audit, typically in April of the following year. Targets under the MICP are generally established as a percentage of each participant’s base salary. Our board of directors determines the amount of funds to be paid out each year under the MICP based on the level at which the objectives are achieved for such year. The results of the Company’s annual performance management program contribute to how the funds are allocated to individual participants, and other determining measures include Company and/or business unit/functional results.

For Mr. Staples, pursuant to the Staples Employment Agreement, the bonus payment under the MICP in 2020 was based solely on the Company’s achievement of revenue and Adjusted EBITDA targets that were established by our board of directors in consultation with him. For our other senior leaders, including Messrs. Jaeger and Gamsey, the bonus payment under the MICP in 2020 was based on the achievement of annual objectives with the following allocation: one-third company financial performance, one-third business unit or department financial performance, and one-third individual performance.

The following table summarizes the fiscal 2020 bonus earned by each Named Executive Officer under the MICP in 2020 based on actual bonus achieved, as compared to the target opportunity, for each of our Named Executive Officers.

Name	2020 Base Salary ($)	Target MICP Bonus Amount ($)	Actual MICP Bonus Paid ($)(1)
Scott Staples	450,000	350,000	277,300
Joseph Jaeger	500,000	500,000	432,100
David L. Gamsey	400,000	200,000	172,800

(1)

In 2020, Mr. Staples’s bonus payment under the MICP was a fixed dollar target pursuant to the Staples Employment Agreement, tied to Company financial performance only. The bonus payment under the MICP in 2020 for each of Messrs. Jaeger and Gamsey was calculated by multiplying each Named Executive Officer’s base salary by the target bonus opportunity provided in the executive’s employment agreement, which amount was then adjusted by an overall achievement factor based on the level of achievement of the applicable performance metrics (with the following allocation: one-third Company financial performance, one-third business unit financial performance, and one-third individual performance).

Transaction Bonuses

Each of the Named Executive Officers received a one-time transaction bonus of $750,000 paid upon the January 31, 2020 close of the Silver Lake Transaction.

Outstanding Equity Awards at 2020 Year End

The following table includes certain information with respect to Class C LP Units held by the Named Executive Officers as of December 31, 2020.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

NAME	GRANT DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)(1)	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($)(2)	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#)(3)	EQUITY INCENTIVE PLAN AWARDS: MARKET VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($)(4)
Scott Staples
Class C LP Unit Award	2/9/2020	1,286,016	4,771,119	1,286,016	4,771,119
Joseph Jaeger
Class C LP Unit Award	2/9/2020	375,088	1,391,576	375,088	1,391,576
David L. Gamsey
Class C LP Unit Award	2/9/2020	267,920	993,983	267,920	993,983

1)

Amounts in this column represent the number of time-based vesting Class C LP Units (“Time Units”) that have not vested prior to December 31, 2020. The Class C LP Units were issued pursuant to the Unit Grant Agreement, described under “—Long-Term Equity Incentive Compensation,” which provides that subject to the executive’s continued employment through the applicable vesting date, 20% of the Time Units become time vested on each of the first five anniversaries of the vesting commencement date (January 31, 2020).

2)

Amounts in this column represent the appreciation in the value of each Class C LP Unit over its threshold value from the date of grant through December 31, 2020, based on the Company’s valuation as of December 31, 2020.

3)

Amounts in this column represent the number of performance-based vesting Class C LP Units (“Performance Units”) that have not vested prior to December 31, 2020. The Class C LP Units were issued pursuant to the Unit Grant Agreement, described under “—Long-Term Equity Incentive Compensation,” which provides that subject to the executive’s continued employment through the applicable potential vesting date, upon each occurrence of a Realization Event (as defined in the Unit Grant Agreement), the number of Performance Units that vest will equal the excess, if any, of (i) the total number of Performance Units as of such Realization Event over (ii) the number of Performance Units that had vested prior to such Realization Event; provided that, as of any time, the percentage of the Performance Units that are vested may not exceed the product of (A) the percentage of the Time Units that are vested as of such time (after giving effect to any accelerated vesting contemplated by the Unit Grant Agreement), and (B) the MOM Percentage (as defined in the Unit Grant Agreement) as of such time. Performance Units that would have vested pursuant to the preceding sentence but for the proviso thereof will vest at such time as doing so would not violate such proviso.

4)

Amounts in this column represent the appreciation in the value of each performance-vesting Class C LP Unit over its threshold value from the date of grant through December 31, 2020, based on the Company’s valuation as of December 31, 2020.

Long-Term Equity Incentive Compensation

Unit Grant Agreement for Class C LP Units

We granted Class C LP Units, which are intended to qualify as profits interests, to each of our Named Executive Officers pursuant to a form of Unit Grant Agreement. Under the Unit Grant Agreement, the Class C LP Units are subject to both time and performance vesting conditions as follows:

•

50% of the Class C LP Units are Time Units, subject solely to time-based vesting criteria. Subject to the executive’s continued employment through the applicable vesting date, 20% of the Time Units become time vested on each of the first five anniversaries of the vesting commencement date (January 31, 2020).

•

The other 50% of the Class C LP Units are Performance Units, subject to both time and performance-based vesting criteria. Subject to the executive’s continued employment through the applicable potential vesting date, upon each occurrence of a Realization Event (as defined in the Unit Grant Agreement), the number of Performance Units that vest will equal the excess, if any, of (i) the total number of Performance Units as of such Realization Event over (ii) the number of Performance Units that had vested prior to such Realization Event; provided that, as of any time, the percentage of the Performance Units that are vested may not exceed the product of (A) the percentage of the Time Units that are vested as of such time (after giving effect to any accelerated vesting contemplated by the Unit Grant Agreement), and (B) the MOM Percentage (as defined in the Unit Grant Agreement) as of such time. Performance Units that would have vested pursuant to the preceding sentence but for the proviso thereof will vest at such time as doing so would not violate such proviso.

The Unit Grant Agreement provides that upon a termination of the executive’s employment for any reason:

•

all unvested Time Units and all Performance Units that have not satisfied the time vesting condition will be immediately forfeited for no consideration (even if such Performance Units have satisfied the performance vesting condition prior to such termination), and

•

any Performance Units that have satisfied the time vesting condition but not the performance vesting condition will (x) if such termination of employment is for any reason other than without Cause (as defined in the Unit Grant Agreement), be immediately forfeited for no consideration upon the date of such termination, and (y) solely if such termination of employment is without Cause (and other than due to death or permanent disability), remain outstanding and be eligible to satisfy the performance vesting condition upon future Realization Events, subject to a restrictive covenant violation not having occurred.

Upon a termination of the executive’s employment for Cause or upon a restrictive covenant violation, all vested and unvested Class C LP Units will terminate and be forfeited for no consideration.

The Unit Grant Agreement further provides that Fastball Holdco GP, LLC (the General Partner) may, in its sole discretion (A) vest any and/or all of the unvested Class C LP Units granted under the Unit Grant Agreement at such time or such other time or times and on such other conditions as the General Partner determines and (B) upon a change of control, provide for any of the following, including any combination thereof, with respect to all or any portion of the Class C LP Units (provided that, except as specifically contemplated by clause (z) of this sentence, in not event will any unvested Class C LP Units that have a fair market value in excess of $0.00 be forfeited without the payment of consideration on a change of control): (x) the Class C LP Units may be continued, assumed, or have new rights substituted therefor; (y) the Class C LP Units may be terminated in exchange for an amount of cash equal to the fair market value of the Class C LP Units (as determined in good faith by the General Partner); and (z) if Silver Lake retains any interest in Fastball Holdco, L.P. or any successor entity following such change of control, all then unvested Performance Units may, in the General Partner’s sole discretion, be tested for vesting in connection with such change of control by deeming that Silver Lake sold 100% of its interest in Fastball Holdco, L.P. in such change of control for cash, cash equivalents and/or

Marketable Securities (as defined in the Unit Grant Agreement), with any Performance Units that do not vest as a result of such testing being automatically forfeited for no consideration upon the consummation of such change of control. Notwithstanding the foregoing, upon a change of control, if the percentage of Time Units that are vested prior to giving effect to this sentence is less than the Realization Percentage (as defined in the Unit Grant Agreement), then, upon such change of control, the vesting of those Time Units, if any, that are scheduled to vest on the next anniversary of the vesting commencement date (January 31, 2020) will be accelerated to the date of such change of control, but if such additional vesting would result in the time vested percentage being in excess of the Realization Percentage, the number of Time Units that will vest upon the change of control by virtue of this sentence will be reduced so that the time vested percentage after giving effect to such accelerated vesting equals the Realization Percentage. In the event of a termination of the executive’s employment without Cause, which occurs during the 12-month period following a change of control, all then-unvested Time Units will vest in full and the time vesting condition for any Performance Units will be deemed to have been satisfied.

Upon or following an Initial Public Offering (as defined in the Amended and Restated Limited Partnership Agreement, dated January 31, 2020, of Fastball Holdco, L.P. (the “Partnership Agreement”) and includes this offering), the General Partner may adjust the terms of the Class C LP Units in accordance with the Partnership Agreement and/or adjust the applicable performance metrics in a manner that the General Partner determines in good faith is reasonably equivalent to the vesting schedule for the Performance Units as set forth in the original Unit Grant Agreement.

Restrictive Covenants under Unit Grant Agreement

Under the Unit Grant Agreement, each Named Executive Officer is subject to the following restrictive covenants: (i) confidentiality during employment and perpetually upon termination, (ii) non-competition during the period commencing on the grant date and ending on the earlier of (A) the second anniversary of the date on which the executive and his permitted transferees cease to hold any Class C LP Units and (B) the second anniversary of the date of the executive’s termination of employment (such period, referred to as the restricted period), (iii) non-solicitation of employees, no hire, and non-solicitation of customers, suppliers, and other business relations during the restricted period, (iv) assignment of inventions, and (v) non-disparagement during employment and perpetually upon termination.

Definitions under Unit Grant Agreement

Under the Unit Grant Agreement, “Aggregate Proceeds” means, with respect to Silver Lake (and without duplication), the (i) aggregate cash or cash equivalents received for all Cash Liquidity Events prior to and including (if applicable) the applicable Realization Event, (ii) the aggregate market value (calculated as of the date of the relevant In Kind Distribution) of the securities distributed in all In Kind Distributions prior to and including (if applicable) the applicable Realization Event, (iii) the aggregate market value (calculated as of the date of such Exchange Realization Event) of the Marketable Securities received in all Exchange Realization Events prior to and including (if applicable) such Realization Event, and (iv) the amount of (A) all distributions received through and including (if applicable) the date of such Realization Event minus (B) the amount of all tax distributions as of such date, in each case, calculated after deducting any commercially reasonable fees, expenses, discounts or similar amounts paid or owed by Silver Lake to a third party in respect of each such Realization Event.

Under the Unit Grant Agreement, “Cost of Units Transferred” means, with respect to any Realization Event, (i) the per unit cost, as determined in good faith by the General Partner, of the units acquired by Silver Lake at any time (excluding any acquisition from a member or former member of Silver Lake) multiplied by (ii) the number of Investor Units (or, without duplication, the equivalent thereof in Public Investor Securities, as applicable) disposed of in all Realization Events up to and including such Realization Event. In the event that members of Silver Lake have acquired units at different per unit prices as of any Realization Event, for purposes of clause (i), the weighted average cost of acquisition as of such Realization Event will be used.

Under the Unit Grant Agreement, “Investor Units” means the units beneficially owned by Silver Lake or any securities (other than Public Investor Securities) received by Silver Lake in respect thereof (other than in a Realization Event).

Under the Unit Grant Agreement, “Marketable Securities” means securities publicly traded on a national securities exchange or the Nasdaq Global Market that (i) are not subject to any of the following: (A) contractual limitations on sale, (B) limitations on sale arising from the need to comply with applicable securities laws relating to insider trading or any insider trading policy of the applicable issuer, or (C) limitations on sale pursuant to securities laws, and (ii) represent, together with all of securities of the applicable issuer held by Silver Lake, not more than 10% of the outstanding shares of such issuer. Under the Unit Grant Agreement, “MOM Percentage” is defined as, with respect to any Realization Event, if: (i) the Aggregate Proceeds divided by the Cost of Units Transferred equals 2.0 or less, 0%; (ii) the Aggregate Proceeds divided by the Cost of Units Transferred equals 3.0 or greater, 100%; and (iii) if the Aggregate Proceeds divided by the Cost of Units Transferred equals a number that is greater than 2.0 but less than 3.0, a percentage between 0% and 100% to be determined using straight-line linear interpolation.

Under the Unit Grant Agreement, “Public Investor Securities” means securities of Fastball Holdco, L.P. of the class that were issued or sold to the public in connection with a public offering and which are beneficially owned by Silver Lake.

Under the Unit Grant Agreement, “Realization Event” means any transaction or other event in which (i) Investor Units or Public Investor Securities are transferred by any member of Silver Lake to an entity that is not part of Silver Lake for cash or cash equivalents (each such event, a “Cash Liquidity Event”); (ii) Investor Units or Public Investor Securities are distributed by Silver Lake in kind to its partners and/or members (other than to any permitted transferee), (each such event, an “In Kind Distribution”); or (iii) Investor Units or Public Investor Securities are exchanged by Silver Lake for Marketable Securities other than Public Investor Securities (each such event, an “Exchange Realization Event”); provided, that if Investor Units or Public Investor Securities are exchanged by Silver Lake for securities which are not yet Marketable Securities (other than Public Investor Securities), the Exchange Realization Event will occur as and when such securities become Marketable Securities.

Under the Unit Grant Agreement, “Realization Percentage” means, as of the date of a Realization Event, a fraction (expressed as a percentage) determined by dividing (i) the aggregate number of Investor Units (or Public Investor Securities, without duplication) transferred, exchanged or distributed in all Realization Events prior to and including such Realization Event, by (ii) the number set forth in clause (i) of this definition plus the total number of Investor Units (or Public Investor Securities, without duplication) beneficially owned by Silver Lake after giving effect to such Realization Event.

Actions in Connection with this Offering

Vesting of Certain Performance-Vesting Class C LP Units in the Offering

For each Named Executive Officer, a certain number of Class C LP Units will vest based on the achievement of the applicable MOM Percentage threshold due to the sale of a portion of Silver Lake’s interests in connection with this offering, as set forth in the table below:

Name	Number of Performance-Vesting Class C LP Units
Scott Staples	15,025
Joseph Jaeger	4,382
David L. Gamsey	3,130

Conversion of Class C LP Units

In connection with this offering, all outstanding unvested Class C LP Units, including those held by our Named Executive Officers, will be replaced with newly issued shares of our restricted common stock on the basis of a ratio that takes into account the number of unvested Class C LP Units held, the distribution threshold applicable to such Class C LP Units and the value of distributions that the holder would have been entitled to receive had Fastball Holdco, L.P. liquidated on the date of such replacement in accordance with the terms of the distribution “waterfall” set forth in the Partnership Agreement. Vested Class C LP Units will be exchanged into shares of our common stock using the same formula. Each Class C LP Unit is only entitled to shares in appreciation above the applicable distribution threshold. Based upon the initial public offering price of $15.00 per share, we expect that holders of vested Class C LP Units will receive an aggregate of 345,749 shares of common stock upon conversion and holders of unvested shares of Class C LP Units will receive an aggregate of 2,920,946 shares of restricted stock upon conversion. The unvested restricted shares of our common stock that the Named Executive Officers receive in respect of their time-based vesting Class C LP Units will be subject to the same time-vesting schedule that applies to such time-vesting Class C LP Units. The unvested restricted shares of our common stock that the Named Executive Officers receive in respect of their performance-based vesting Class C LP Units will be subject to the same performance-vesting schedule that applies to such performance-vesting Class C LP Units. The following table sets forth the number and value of vested shares of our common stock and unvested restricted shares of our common stock that each of our Named Executive Officers will receive upon conversion of their vested and unvested Class C LP Units, in each case, based on the initial public offering price of $15.00 per share.

NAME	SHARES OF COMMON STOCK RECEIVED UPON EXCHANGE OF VESTED CLASS C LP UNITS		UNVESTED SHARES OF RESTRICTED STOCK RECEIVED UPON REPLACEMENT OF UNVESTED CLASS C LP UNITS
	#	$	#	$
Scott Staples	230,500	3,457,500	1,947,297	29,209,455
Joseph Jaeger	67,229	1,008,435	567,961	8,519,415
David L. Gamsey	48,020	720,300	405,688	6,085,320

Grant of Options

Upon the effectiveness of this offering, we intend to grant to each holder of Class C LP Units, including each of our Named Executive Officers, a grant of nonqualified options to purchase shares of our common stock. This option grant is intended to restore to the Class C unitholders the same leverage, or amount of equity at work, that each such Class C unitholder had with respect to their vested and unvested Class C LP Units prior to their conversion into shares of our common stock (for example, if 10,000 Class C LP Units converted into 4,000 shares of common stock, the option grant would need to cover at least 6,000 shares of our common stock) but will also cover a number of additional shares of our common stock equal to 25% of the number of shares needed to provide the same leverage, rounded up to the nearest 5,000 shares (so, for example, if 6,000 shares of our common stock is necessary to restore leverage, the option grant would provide for an additional 1,500 shares, for a total of 7,500 shares subject to the option grant). The options will be granted pursuant to our 2021 Equity Plan (described below), have a per share exercise price equal to the offering price, have the same vesting terms and conditions as the Class C LP Units from which they were converted (i.e., 50% time-vesting and 50% performance-vesting), and will be vested or unvested in the same proportion as the corresponding grant of Class C LP Units is vested and unvested immediately prior to this offering (for example, if the time-vesting portion of a grant of Class C LP Units is 40% vested immediately prior to this offering, then the one-half of the option grant that will be subject to time-based vesting will also be 40% vested).

The number of nonqualified stock options that will be issued to our Named Executive Officers upon the closing of this offering, based on the initial public offering price of $15.00 per share, is listed in the table below:

Name	Number of Options
Scott Staples	2,146,004
Joseph Jaeger	628,756
David L. Gamsey	448,030

Adoption of Equity Plans

Prior to the completion of this offering, our board of directors will adopt, and we expect our stockholders to approve, the First Advantage Corporation 2021 Omnibus Incentive Plan. In addition, prior to the completion of this offering, our board of directors will adopt, and we expect our stockholders to approve, the First Advantage Corporation 2021 Employee Stock Purchase Plan. We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock or securities convertible into or exchangeable for shares of our common stock issued pursuant to our 2021 Equity Plan and the ESPP, to be adopted in connection with this offering.

First Advantage Corporation 2021 Omnibus Incentive Plan

Equity awards under the 2021 Equity Plan will be designed to reward our Named Executive Officers and other employees for long-term stockholder value creation. The following summary is qualified in its entirety by reference to the 2021 Equity Plan that has been adopted by our board of directors.

Purpose

The purpose of the 2021 Equity Plan is to provide a means through which to attract and retain key personnel and to provide a means whereby our directors, officers, employees, consultants and advisors can acquire and maintain an equity interest in us, or be paid incentive compensation, including incentive compensation measured by reference to the value of our common stock, thereby strengthening their commitment to our welfare and aligning their interests with those of our stockholders.

Administration

The 2021 Equity Plan will be administered by the compensation committee. The compensation committee is authorized to interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in the 2021 Equity Plan and any instrument or agreement relating to, or any award granted under, the 2021 Equity Plan; establish, amend, suspend, or waive any rules and regulations and appoint such agents as the compensation committee deems appropriate for the proper administration of the 2021 Equity Plan; adopt sub-plans; and to make any other determination and take any other action that the compensation committee deems necessary or desirable for the administration of the 2021 Equity Plan. Except to the extent prohibited by applicable law or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which our securities are listed or traded, the compensation committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it in accordance with the terms of the 2021 Equity Plan. Unless otherwise expressly provided in the 2021 Equity Plan, all designations, determinations, interpretations, and other decisions under or with respect to the 2021 Equity Plan or any award or any documents evidencing awards granted pursuant to the 2021 Equity Plan are within the sole discretion of the compensation committee, may be made at any time and are final, conclusive and binding upon all persons or entities, including, without limitation, us, any participant, any holder or beneficiary of any award, and any of our stockholders. The compensation committee may make grants of awards to eligible persons pursuant to terms and conditions set forth in the applicable award agreement, including subjecting such awards to performance criteria listed in the 2021 Equity Plan.

Awards Subject to 2021 Equity Plan

The 2021 Equity Plan provides that the total number of shares of common stock that may be issued under the 2021 Equity Plan is 17,525,000 (the “Absolute Share Limit”); however, the Absolute Share Limit will be automatically increased on the first day of each calendar year commencing on January 1, 2022 and ending on January 1, 2030 in an amount equal to the lesser of (x) 2.5% of the total number of shares of common stock outstanding on the last day of the immediately preceding calendar year and (y) a number of shares as determined by the board of directors. No more than 11,285,000 shares of common stock may be issued in the aggregate pursuant to the exercise of incentive stock options. The maximum number of shares of common stock granted during a single fiscal year to any non-employee director, taken together with any cash fees paid to such non-employee director during the fiscal year (in each case, in respect of such non-employee director’s service as a member of the board of directors during such fiscal year), may not exceed $750,000 in total value or $1,000,000 in total value for the fiscal year in which the non-employee director is first appointed to the board of directors. Except for substitute awards (as described below), in the event any award expires or is cancelled, forfeited, or terminated without issuance to the participant of the full number of shares to which the award related, the unissued shares of common stock may be granted again under the 2021 Equity Plan. Awards may, in the sole discretion of the compensation committee, be granted in assumption of, or in substitution for, outstanding awards previously granted by an entity directly or indirectly acquired by us or with which we combine, referred to as substitute awards, and such substitute awards will not be counted against the Absolute Share Limit, except that substitute awards intended to qualify as incentive stock options will count against the limit on incentive stock options described above. No award may be granted under the 2021 Equity Plan after the 10th anniversary of its effective date, but awards granted before then may extend beyond that date.

Options

The compensation committee may grant non-qualified stock options and incentive stock options, under the 2021 Equity Plan, with terms and conditions determined by the compensation committee that are not inconsistent with the 2021 Equity Plan. All options granted under the 2021 Equity Plan are required to have a per share exercise price that is not less than 100% of the fair market value of our common stock underlying such options on the date such options are granted (other than in the case of options that are substitute awards). All options that are intended to qualify as incentive stock options must be granted pursuant to an award agreement expressly stating that the options are intended to qualify as incentive stock options and will be subject to the terms and conditions that comply with the rules as may be prescribed by Section 422 of the Code. The maximum term for options granted under the 2021 Equity Plan will be 10 years from the initial date of grant, or with respect to any options intended to qualify as incentive stock options, such shorter period as prescribed by Section 422 of the Code. However, if a non-qualified stock option would expire at a time when trading of shares of our common stock is prohibited by our insider trading policy, or blackout period imposed by us, the term will automatically be extended to the 30th day following the end of such period. The purchase price for the shares as to which an option is exercised may be paid to us, to the extent permitted by law, (i) in cash or its equivalent at the time the option is exercised; (ii) in shares having a fair market value equal to the aggregate exercise price for the shares being purchased and satisfying any requirements that may be imposed by the compensation committee (so long as such shares have been held by the participant for at least six months or such other period established by the compensation committee to avoid adverse accounting treatment); or (iii) by such other method as the compensation committee may permit in its sole discretion, including, without limitation, (A) in other property having a fair market value on the date of exercise equal to the purchase price, (B) if there is a public market for the shares at such time, through the delivery of irrevocable instructions to a broker to sell the shares being acquired upon the exercise of the option and to deliver to us the amount of the proceeds of such sale equal to the aggregate exercise price for the shares being purchased or (C) through a “net exercise” procedure effected by withholding the minimum number of shares needed to pay the exercise price. Any fractional shares of common stock will be settled in cash.

Stock Appreciation Rights

The compensation committee may grant stock appreciation rights under the 2021 Equity Plan, with terms and conditions determined by the compensation committee that are not inconsistent with the 2021 Equity Plan. The compensation committee may award stock appreciation rights in tandem with options or independent of any option. Generally, each stock appreciation right will entitle the participant upon exercise to an amount (in cash, shares or a combination of cash and shares, as determined by the compensation committee) equal to the product of (i) the excess of (A) the fair market value on the exercise date of one share of common stock, over (B) the strike price per share, times (ii) the number of shares of common stock covered by the stock appreciation right. The strike price per share of a stock appreciation right will be determined by the compensation committee at the time of grant but in no event may such amount be less than 100% of the fair market value of a share of common stock on the date the stock appreciation right is granted (other than in the case of stock appreciation rights granted in substitution of previously granted awards).

Restricted Shares and Restricted Stock Units

The compensation committee may grant restricted shares of our common stock or restricted stock units, representing the right to receive, upon vesting and the expiration of any applicable restricted period, one share of common stock for each restricted stock unit, or, in the sole discretion of the compensation committee, the cash value thereof (or any combination thereof). As to restricted shares of our common stock, subject to the other provisions of the 2021 Equity Plan, the holder will generally have the rights and privileges of a stockholder as to such restricted shares of common stock, including, without limitation, the right to vote such restricted shares of common stock. Participants have no rights or privileges as a stockholder with respect to restricted stock units.

Other Equity-Based Awards and Cash-Based Awards

The compensation committee may grant other equity-based or cash-based awards under the 2021 Equity Plan, with terms and conditions determined by the compensation committee that are not inconsistent with the 2021 Equity Plan.

Effect of Certain Events on 2021 Equity Plan and Awards

In the event of (i) any dividend (other than regular cash dividends) or other distribution (whether in the form of cash, shares of common stock, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of common stock or other securities, issuance of warrants or other rights to acquire shares of common stock or other securities, or other similar corporate transaction or event that affects the shares of common stock (including a change in control), or (ii) unusual or nonrecurring events affecting the Company, including changes in applicable rules, rulings, regulations or other requirements, that the compensation committee determines, in its sole discretion, could result in substantial dilution or enlargement of the rights intended to be granted to, or available for, participants (any event in (i) or (ii), being referred to as an “Adjustment Event”), the compensation committee will, in respect of any such Adjustment Event, make such proportionate substitution or adjustment, if any, as it deems equitable, to any or all of: (A) the Absolute Share Limit, or any other limit applicable under the 2021 Equity Plan with respect to the number of awards which may be granted thereunder, (B) the number and class of shares of common stock or other securities of the Company (or number and kind of other securities or other property) which may be issued in respect of awards or with respect to which awards may be granted under the 2021 Equity Plan or any sub-plan and (C) the terms of any outstanding award, including, without limitation, (1) the number and class of shares of common stock or other securities of the Company (or number and kind of other securities or other property) subject to outstanding awards or to which outstanding awards relate, (2) the exercise price or strike price with respect to any award, or (3) any applicable performance measures; it being understood that, in the case of any “equity restructuring,” the compensation committee will make an equitable or proportionate adjustment to outstanding awards to reflect such equity restructuring.

In connection with any change in control, the compensation committee may, in its sole discretion, provide for any one or more of the following: (i) a substitution or assumption of awards, or to the extent the surviving entity does not substitute or assume the awards, full acceleration of vesting of, exercisability of, or lapse of restrictions on, as applicable, any awards, provided that (unless the applicable award agreement provides for different treatment upon a change in control) with respect to any performance-vested awards, any such acceleration will be based on (A) the target level of performance if the applicable performance period has not ended prior to the date of such change in control and (B) the actual level of performance attained during the performance period of the applicable performance period has ended prior to the date of such change in control; and (ii) cancellation of any one or more outstanding awards and payment to the holders of such awards that are vested as of such cancellation (including any awards that would vest as a result of the occurrence of such event but for such cancellation) the value of such awards, if any, as determined by the compensation committee (which value, if applicable, may be based upon the price per share of common stock received or to be received by other holders of our common stock in such event), including, in the case of options and stock appreciation rights, a cash payment equal to the excess, if any, of the fair market value of the shares of common stock subject to the option or stock appreciation right over the aggregate exercise price or strike price thereof.

Nontransferability of Awards

Each award will not be transferable or assignable by a participant other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance will be void and unenforceable against us or any of our subsidiaries. However, the compensation committee may, in its sole discretion, permit awards (other than incentive stock options) to be transferred, including transfers to a participant’s family members, any trust established solely for the benefit of a participant or such participant’s family members, any partnership or limited liability company of which a participant, or such participant and such participant’s family members, are the sole member(s), and a beneficiary to whom donations are eligible to be treated as “charitable contributions” for tax purposes.

Amendment and Termination

The compensation committee may amend, alter, suspend, discontinue, or terminate the 2021 Equity Plan or any portion thereof at any time; but no such amendment, alteration, suspension, discontinuance or termination may be made without stockholder approval if (i) such approval is necessary to comply with any regulatory requirement applicable to the 2021 Equity Plan or for changes in U.S. GAAP to new accounting standards; (ii) it would materially increase the number of securities which may be issued under the 2021 Equity Plan (except for adjustments in connection with certain corporate events); or (iii) it would materially modify the requirements for participation in the 2021 Equity Plan; and any such amendment, alteration, suspension, discontinuance, or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any award will not to that extent be effective without such individual’s consent.

The compensation committee may, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award granted or the associated award agreement, prospectively or retroactively (including after a participant’s termination). However, except as otherwise permitted in the 2021 Equity Plan, any such waiver, amendment, alteration, suspension, discontinuance, cancellation, or termination that would materially and adversely affect the rights of any participant with respect to such award will not to that extent be effective without such individual’s consent. In addition, without stockholder approval, except as otherwise permitted in the 2021 Equity Plan, (i) no amendment or modification may reduce the exercise price of any option or the strike price of any stock appreciation right; (ii) the compensation committee may not cancel any outstanding option or stock appreciation right and replace it with a new option or stock appreciation right (with a lower exercise price or strike price, as the case may be) or other award or cash payment that is greater than the value of the cancelled option or stock appreciation right; and (3) the compensation committee may not take any other action which is considered a “repricing” for purposes of the stockholder approval rules of any securities exchange or inter-dealer quotation system on which our securities are listed or quoted.

Dividends and Dividend Equivalents

The compensation committee in its sole discretion may provide part of an award with dividends or dividend equivalents, on such terms and conditions as may be determined by the compensation committee in its sole discretion. Unless otherwise provided in the award agreement, any dividend payable in respect of any share of restricted stock that remains subject to vesting conditions at the time of payment of such dividend will be retained by the Company and remain subject to the same vesting conditions as the share of restricted stock to which the dividend relates.

Clawback/Repayment

All awards are subject to reduction, cancellation, forfeiture, or recoupment to the extent necessary to comply with (i) any clawback, forfeiture, or other similar policy adopted by the compensation committee and as in effect from time to time and (ii) applicable law. To the extent that a participant receives any amount in excess of the amount that the participant should otherwise have received under the terms of the award for any reason (including, without limitation, by reason of a financial restatement, mistake in calculations or other administrative error), the participant will be required to repay any such excess amount to the Company.

First Advantage Corporation 2021 Employee Stock Purchase Plan

The following summary is qualified in its entirety by reference to the ESPP that has been adopted by our board of directors.

Purpose

The ESPP is intended to give eligible employees an opportunity to acquire shares of our common stock and promote our best interests and enhance our long-term performance. We believe that allowing our employees to participate in the ESPP provides them with a further incentive towards ensuring our success and accomplishing our corporate goals. The ESPP is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code. We may authorize offerings under the ESPP that are not intended to comply with Section 423 of the Code, which offerings will be made pursuant to any rules, procedures or sub-plans adopted by the committee for such purpose.

Authorized Shares

The aggregate number of shares of our common stock that may be issued under the ESPP may not exceed 1,525,000 shares, which number will be automatically increased on the first day of each fiscal year beginning in 2022 in an amount equal to the lesser of (i) 0.75% of the total number of shares of our common stock outstanding on the last day of the immediately preceding fiscal year and (ii) a lower number of shares as determined by our board of directors, subject to adjustment in accordance with the terms of the ESPP. The number of shares of our common stock that may be issued or transferred pursuant to the rights granted under the Section 423 component of the ESPP may not exceed an aggregate of 12,825,000 shares, subject to adjustment in accordance with the terms of the ESPP. If a purchase right expires or is terminated, surrendered or canceled without being exercised, in whole or in part, the number of shares subject to the purchase right will again be available for issuance and will not reduce the aggregate number of shares available under the ESPP.

Administration

The ESPP will be administered by the compensation committee, or such other committee as may be designated by our board of directors (such administering body, the “Administrator”). The Administrator will have full authority to make, administer and interpret such terms, rules and regulations regarding administration of the ESPP as it may deem advisable, and such decisions are final and binding.

Term

The ESPP will have a term of ten years unless earlier terminated (i) on the date on which all the shares of common stock available for issuance under the ESPP have been issued or (ii) by the Administrator in accordance with the terms of the ESPP.

Eligible Employees

Subject to the Administrator’s ability to exclude certain groups of employees on a uniform and nondiscriminatory basis, including Section 16 officers and/or non-U.S. employees, generally, all of our employees will be eligible to participate if they are employed by us or any participating subsidiary or affiliate for more than 12 consecutive months, or any lesser number of hours per week and/or number of days established by the Administrator. In no event will an employee who is deemed to own 5% or more of the total combined voting power or value of all classes of our capital stock or the capital stock of any parent or subsidiary be eligible to participate in the ESPP, and no participant in the ESPP may purchase shares of our common stock under any employee stock purchase plans of our Company to the extent the option to purchase shares accrue at a rate that exceeds $25,000 of the fair market value of such shares of our common stock, determined as of the first day of the offering period, for each calendar year in which such option is outstanding.

Offering Periods and Purchase Periods

Offering periods under the ESPP will be six months long. The first offering period under the ESPP will commence on the date determined by the Administrator and will end on the last trading day on or immediately preceding the earlier to occur of June 30 or December 31 of the year in which the first offering period commences. Unless the Administrator determines otherwise, following the completion of the first offering period, a new offering period will commence on the first trading day on or following January 1 and July 1 of each calendar year and end on or following the last trading day on or immediately preceding June 30 and December 31, respectively, approximately six months later. The Administrator may choose to start a new offering period as it may determine from time to time as appropriate and offering periods may overlap or be consecutive. During each offering period, there will be one six-month purchase period, which will have the same duration and coincide with the length of the offering period.

Purchase Price

Eligible employees who participate will receive an option to purchase shares of our common stock at a purchase price equal to the lower of 85% of (i) the closing price per share of our common stock on the date of purchase or (ii) the closing price per share of our common stock on the first day of the applicable offering period (or, in the case of the first offering period, the price per share at which shares of our common stock are first sold to the public in connection with this offering). Eligible employees participate by authorizing payroll deductions before the beginning of an offering period, which deduction may not exceed 15% of such employee’s cash compensation.

Contributions and Grants

Eligible employees participate by authorizing payroll deductions before the beginning of an offering period, which deduction may not exceed 15% of such employee’s cash compensation. In addition, the maximum number of shares of our common stock that may be purchased by any participant in any particular purchase period is limited to 1,500 shares (subject to adjustment as provided in the ESPP), and the maximum number of shares of our common stock that may be purchased by any participant during any one year period is limited to 3,000 shares. The Administrator may modify this limit from time to time by resolution or otherwise.

Cancellation of Election to Purchase

A participant may cancel his or her participation entirely at any time prior to the last 30 days of the applicable offering period by withdrawing all, but not less than all, of his or her contributions credited to his or her account and not yet used to exercise his or her option under the ESPP. Participation will end automatically upon termination of employment with us.

Effect of a Change in Control

In the event of a change in control, the Administrator may in its discretion provide, without limitation, that each outstanding option be assumed, or an equivalent option be substituted by the successor corporation or a parent or subsidiary of the successor corporation and, if not so assumed or substituted, the offering period for that option be shortened by setting a new exercise date on which the offering period will end; terminate outstanding options and refund accumulated contributions to participants; or continue outstanding options unchanged.

Rights as Stockholder

A participant will have no rights as a stockholder with respect to the shares of our common stock that the participant has an option to purchase in any offering until those shares have been issued to the participant.

Options not Transferable

A participant’s option under the ESPP will be exercisable only by the participant and may not be sold, transferred, pledged or assigned in any manner other than by will or the laws of descent and distribution.

Amendment or Termination

The Administrator, in its sole discretion, may amend, alter, suspend or terminate the ESPP, or any option subject thereto, at any time and for any reason as long as such amendment or termination of an option does not materially adversely affect the rights of a participant with respect to the option without the written consent of such participant.

Other Compensation

Retirement Benefits

We maintain a defined contribution plan (the “401(k) Plan”) for all full-time United States employees, including our Named Executive Officers. The 401(k) Plan is intended to qualify as a tax-qualified plan under Section 401(a) of the Code. Each participant may contribute up to 60% of such participant’s eligible compensation to the 401(k) Plan subject to annual limitations.

Health and Welfare Benefits

We provide various employee benefit programs to our Named Executive Officers, including medical, dental, vision, health savings account, flexible spending accounts, disability insurance, and life and accidental death and dismemberment insurance. These benefit programs are available to all of our U.S. full-time employees. We design our employee benefits programs to be affordable and competitive in relation to the market, as well as compliant with applicable laws and practices. We adjust our employee benefits programs as needed based upon regular monitoring of applicable laws and practices and the competitive market.

No Pension Benefits

Other than with respect to our 401(k) Plan, our employees, including the Named Executive Officers, do not participate in any plan that provides for retirement payments and benefits, or payments and benefits that will be provided primarily following retirement.

No Nonqualified Deferred Compensation

During 2020, our employees, including the Named Executive Officers, did not contribute to, or earn any amounts with respect to, any defined contribution or other plan sponsored by us that provides for the deferral of compensation on a basis that is not tax-qualified.

No Perquisites

We generally do not provide perquisites or personal benefits to our executive officers.

DIRECTOR COMPENSATION

Prior to January 31, 2020, we had three non-employee directors who received cash compensation and grants of stock options (however, no options were granted in 2020). In addition, we had four non-employee directors who were employed by our then sponsors. Beginning on January 31, 2020, we have three directors who are employed by Silver Lake, none of whom are compensated for their service on our board of directors.

The following table contains information concerning the compensation of Messrs. Adams, Domanico and Schriesheim, our non-employee directors in 2020 who were not employed by our sponsors.

Director Compensation Table for 2020

Name	Fees Earned or Paid in Cash ($)(1)	Equity Awards ($)(2)	Total ($)
Dann Adams	4,167	0	4,167
Ronald Domanico	4,167	0	4,167
Robert Schriesheim	2,500	0	2,500

1)	Amounts reflect the aggregate amount of cash retainers paid during 2020.
2)

The above described non-employee directors did not receive any equity award from us in 2020 and on January 31, 2020 forfeited all of their outstanding options such that they did not hold any options or equity awards in the Company on December 31, 2020.

Effective upon the consummation of this offering, we expect to adopt an annual compensation policy covering each of our non-employee directors. Under this policy, each of our non-employee directors who is not employed by Silver Lake will receive an annual cash retainer of $50,000, payable in arrears, and an annual equity award consisting of restricted stock units valued at approximately $175,000, in each case, with a one-year vesting period. If such individual is not employed by Silver Lake, our Audit Committee Chair and Audit Committee members will also receive an additional retainer of $20,000 and $10,000, respectively; our Compensation Committee Chair and Compensation Committee members will also receive an additional retainer of $15,000 and $7,500, respectively and our Nominating and Corporate Governance Committee Chair and Nominating and Corporate Governance Committee members will receive an additional retainer of $10,000 and $5,000 respectively, in each case to be paid on a quarterly basis in arrears.

In addition, in connection with this offering, we expect to grant each of our non-employee directors who is not employed by Silver Lake and following this offering, each newly elected or appointed non-employee director who is not employed by Silver Lake, restricted stock units valued at approximately $225,000, in each case, with a three-year vesting period.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Transactions with Symphony Technology Group

Prior to the Silver Lake Transaction, we entered into transactions with STG, our then parent company, whereby the Company participated in a health insurance program managed by STG that provided health benefits to Company covered employees. In connection with this arrangement, for the year ended December 31, 2019 and for the period from January 1, 2020 through January 31, 2020, we paid expenses to STG, primarily related to healthcare premiums for Company covered employees included in the STG insurance program, of $6.0 million and $0.0 million, respectively. In January 2020 in connection with the Silver Lake Transaction, we entered into a termination agreement with STG pursuant to which all obligations and liabilities under this arrangement were cancelled.

Prior to the Silver Lake Transaction, we held a loan receivable owed by Symphony Talent, LLC, an affiliate of STG. Such loan receivables aggregated $8.1 million as of each of December 31, 2019 and January 30, 2021 and bore interest at 6.50% per annum. For the year ended December 31, 2019 and for the period from January 1, 2020 through January 31, 2020, we received $0.4 million and $0.0 million of interest related to such loan receivables. In January 2020, in connection with the Silver Lake Transaction, we entered into a debt forgiveness agreement with Symphony Talent, LLC pursuant to which we forgave the loan receivables, including accrued interest and other related receivables. The Company had previously fully impaired these receivables in 2018.

Services Agreement

In connection with the Silver Lake Transaction, we entered into a Services Agreement, dated January 31, 2020, with affiliates of the Sponsor (the “Services Agreement”). Under the Services Agreement, the Sponsor agreed to provide certain services to the Company, including financial and structural analysis, due diligence investigations, corporate strategy and planning and other advice and negotiation assistance, as mutually agreed from time to time by the Sponsor and the Company, and the Company agreed to reimburse the Sponsor for certain expenses. Since the Services Agreement has been in effect, we have reimbursed the Sponsor for approximately $57,000 in expenses. We have not paid any other amounts to the Sponsor under the Services Agreement. The Services Agreement terminates upon the consummation of an initial public offering of the Company. However, in connection with this offering, we intend to enter into an amendment to the Services Agreement so that it remains in effect after the consummation of this offering.

Stockholders’ Agreement

In connection with this offering, we intend to enter into a stockholders’ agreement with our Sponsor, Workday, Inc. and management stockholders. This agreement will grant our Sponsor the right to nominate to our board of directors a number of directors proportionate to the percentage of the issued and outstanding common stock owned by our Sponsor and its affiliates and certain transferees so long as our Sponsor and its affiliates and certain of their transferees own at least 5% of our outstanding common stock. In addition, in the event of a vacancy on the board of directors, our Sponsor, its affiliates and certain transferees who designated such director shall have the right to have the vacancy filled by a new Sponsor director-designee.

In addition, the stockholders’ agreement will grant to our Sponsor and its affiliates and certain of their transferees certain governance rights for as long as our Sponsor and its affiliates and certain of their transferees maintain ownership of at least 25% of our outstanding common stock, including rights of approval over change of control transactions, entry into joint ventures or similar business alliance having a fair market value of more than $100 million, incurrence of debt for borrowed money in excess of $100 million, the increase or reduction in the size of our board of directors, the initiation of any liquidation, dissolution, bankruptcy or other insolvency proceeding, appointment or termination of our chief executive officer, or any material change in the nature of our business.

In the stockholders’ agreement, we will grant our Sponsor and Workday, Inc. the right to cause us, at our expense, to file registration statements under the Securities Act covering resales of our common stock held by our Sponsor and Workday, Inc. Under the stockholders’ agreement, certain holders of registrable securities party thereto will also be provided with customary “piggyback” registration rights following an initial public offering, with certain exceptions.

The stockholders’ agreement will also require us to indemnify certain of our stockholders and their affiliates in connection with any registrations of our securities.

The stockholders’ agreement will impose significant restrictions on transfers of shares of our common stock held by management stockholders immediately prior to the closing of this offering. Generally, shares will be nontransferable by any means, except (i) certain transfers to a management stockholder’s estate or trust, (ii) transfers approved by our board of directors, (iii) transfers to us or our designee, (iv) transfers in amounts not to exceed the applicable “catch-up amount” to be determined based on sales of common stock by our Sponsor and (v) pursuant to the proper exercise of piggyback registration rights. Such transfer restrictions terminate upon the earliest of (i) the 18-month anniversary of the closing of this offering, (ii) the first date following the closing of this offering as of which our Sponsor holds less than 25% of our issued and outstanding shares of common stock and (iii) a change of control where the consideration paid includes publicly traded securities.

Agreements with Officers

In addition, we have certain agreement with our officers which are described in the section entitled “Management—Executive Compensation.”

Director Indemnification

We intend to enter into indemnification agreements with our directors, which agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that these indemnification and advancement provisions and insurance will be useful to attract and retain qualified directors.

Statement of Policy Regarding Transactions with Related Persons

Our board of directors recognizes the fact that transactions with related persons present a heightened risk of conflicts of interests and/or improper valuation (or the perception thereof). Prior to the completion of this offering, our board of directors will adopt a written statement of policy regarding transactions with related persons, which we refer to as our “related person policy,” that is in conformity with the requirements upon issuers having publicly-held common stock that is listed on Nasdaq.

Our related person policy will require that a “related person” (as defined as in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to our General Counsel, or such other person designated by the Board of Directors, any “related person transaction” (defined as any transaction that we anticipate would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. The General Counsel, or such other person, will then promptly communicate that information to our board of directors. No related person transaction entered into following this offering will be executed without the approval or ratification of our board of directors or a duly authorized committee of our board of directors. It is our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.

PRINCIPAL AND SELLING STOCKHOLDERS

Our Sponsor currently holds its equity interests in the Company indirectly through their ownership of partnership interests of Fastball Holdco, L.P., which owns all of the equity interests of the Company. In connection with this offering and as part of the Equity Conversion, we expect that Fastball Holdco, L.P. will distribute the shares it holds in the Company to its equityholders, including our Sponsor and certain of our directors and officers.

The following table contains information about the beneficial ownership of our common stock as of June 11, 2021, after giving effect to the Equity Conversion, (1) immediately prior to the consummation of this offering and (2) as adjusted to reflect the sale of shares of our common stock offered by this prospectus by:

•	selling stockholders;

•	each individual or entity known by us to beneficially own more than 5% of our outstanding common stock;

•	each named executive officer;

•	each of our directors and director nominees; and

•	all of our directors and executive officers as a group.

Our calculation of the percentage of beneficial ownership prior to and after the offering is based on 130,000,000 shares of common stock outstanding as of June 11, 2021.

Beneficial ownership and percentage ownership are determined in accordance with the rules and regulations of the SEC. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Except as indicated in the footnotes to the following table or pursuant to applicable community property laws, we believe, based on information furnished to us, that each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder’s name.

For further information regarding material transactions between us and certain of our stockholders, see “Certain Relationships and Related Party Transactions.”

Unless otherwise indicated in the footnotes, the address of each of the individuals named below is: c/o First Advantage Corporation, 1 Concourse Parkway NE, Suite 200, Atlanta, Georgia 30328.

Name of Beneficial Owner	Shares beneficially owned prior to the offering		Shares to be sold in the offering		Shares beneficially owned after the offering
			Excluding exercise of the underwriters’ option to purchase additional shares	Including exercise of the underwriters’ option to purchase additional shares	Excluding exercise of the underwriters’ option to purchase additional shares		Including exercise of the underwriters’ option to purchase additional shares
	Number	Percent	Number	Number	Number	Percent	Number	Percent
Greater than 5% Stockholders:
SLP Fastball Aggregator, L.P.(1)	116,530,942	89.6%	5,040,808	5,769,929	111,490,134	74.4%	110,734,013	72.4%
Workday, Inc.(2)	7,566,944	5.8%	327,325	376,424	7,239,619	4.8%	7,190,520	4.7%
Named Executive Officers, Directors, and Director Nominees:
Scott Staples(3)	4,399,894	3.4%	222,209	255,540	4,177,685	2.8%	4,144,354	2.7%
David L. Gamsey(4)	609,962	*	15,625	17,969	594,337	*	591,993	*
Joseph Jaeger(5)	752,380	*	11,719	13,477	740,661	*	738,903	*
Joseph Osnoss(6)	—	—	—	—	—	—	—	—
John Rudella(6)	—	—	—	—	—	—	—	—
Bianca Stoica(6)	—	—	—	—	—	—	—	—
James L Clark	—	—	—	—	—	—	—	—
Judith Sim	—	—	—	—	—	—	—	—
Susan R. Bell	—	—	—	—	—	—	—	—
All executive officers and directors as a group (10 persons)(7)	5,769,842	4.4%	249,553	286,986	5,520,289	3.7%	5,482,856	3.6%
Other selling stockholders:
Other selling stockholders as a group(8)	139,878	*	7,314	8,411	132,564	*	131,467	*

*	Less than 1%
(1)

Represents shares held of record by SLP Fastball Aggregator, L.P. SLP V Aggregator GP, L.L.C. is the general partner of SLP Fastball Aggregator, L.P. Silver Lake Technology Associates V, L.P. is the managing member of SLP V Aggregator GP, L.L.C. SLTA V (GP), L.L.C. is the general partner of Silver Lake Technology Associates V, L.P. Silver Lake Group, L.L.C., is the managing member of SLTA V (GP), L.L.C. The managing members of Silver Lake Group, L.L.C. are Egon Durban, Kenneth Hao, Gregory Mondre, and Joseph Osnoss. The principal business address for each of the entities identified in this paragraph is c/o Silver Lake Group, L.L.C., 2775 Sand Hill Road, Suite 100 Menlo Park, CA 94025.

(2)	The address of Workday, Inc. is 6110 Stoneridge Mall Road, Pleasanton, CA 94588.
(3)	Includes 1,947,297 shares of unvested restricted stock, 12,721 of which shares are expected to vest within 60 days.
(4)	Includes 405,688 shares of unvested restricted stock, 2,650 of which shares are expected to vest within 60 days.
(5)	Includes 567,961 shares of unvested restricted stock, 3,710 of which shares are expected to vest within 60 days.
(6)

Mr. Osnoss is a Managing Partner and Managing Member of Silver Lake, Mr. Rudella is a Director of Silver Lake, and Ms. Stoica is a Principal of Silver Lake. The address of each of such persons is c/o Silver Lake Group, L.L.C., 2775 Sand Hill Road, Suite 100 Menlo Park, CA 94025.

(7)	Includes 17,166 shares underlying options that are expected to vest within 60 days.
(8)

Shares shown in the table include shares owned by the selling stockholders other than those named in the table that in the aggregate beneficially own less than 1% of our common stock as of June 11, 2021.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect upon the consummation of this offering, the forms of which are filed as exhibits to the registration statement of which this prospectus is a part.

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the DGCL. Upon the consummation of this offering, our authorized capital stock will consist of 1,000,000,000 shares of common stock, par value $0.001 per share, and 250,000,000 shares of preferred stock, par value $0.001 per share. No shares of preferred stock will be issued or outstanding immediately after the offering contemplated by this prospectus. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

Holders of our common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors, subject to certain limitations. The holders of our common stock do not have cumulative voting rights in the election of directors. Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive our remaining assets available for distribution on a pro rata basis. Holders of our common stock do not have preemptive, subscription, redemption or conversion rights. The common stock will not be subject to further calls or assessment by us. There will be no redemption or sinking fund provisions applicable to the common stock. All shares of our common stock that will be outstanding at the time of the completion of the offering will be fully paid and non-assessable. The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may authorize and issue in the future.

Preferred Stock

Our amended and restated certificate of incorporation will authorize our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by Nasdaq, the authorized shares of preferred stock will be available for issuance without further action by you. Our board of directors will be able to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

1)	the designation of the series;

2)

the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

3)	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

4)	the dates at which dividends, if any, will be payable;

5)	the redemption rights and price or prices, if any, for shares of the series;

6)	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

7)	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Company;

8)

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Company or any other corporation and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

9)	restrictions on the issuance of shares of the same series or of any other class or series; and

10)	the voting rights, if any, of the holders of the series.

We will be able to issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium for their common stock over the market price of the common stock. In addition, the issuance of preferred stock may adversely affect the holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock may have an adverse impact on the market price of our common stock.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equal the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Declaration and payment of any dividend will be subject to the discretion of our board of directors. The time and amount of dividends will be dependent upon our financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs and restrictions in our debt instruments, industry trends, the provisions of Delaware law affecting the payment of dividends to stockholders and any other factors our board of directors may consider relevant.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law

Our amended and restated certificate of incorporation, amended and restated bylaws, and the DGCL, which are summarized in the following paragraphs, contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider is in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of Nasdaq, which would apply if and so long as our common stock remains listed on Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or then-outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate acquisitions.

Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of the Company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions or employee benefit plans.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Classified Board of Directors

Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors.

Business Combinations

We have opted out of Section 203 of the DGCL; however, our amended and restated certificate of incorporation will contain similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. This provision may encourage companies interested in acquiring the Company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Our amended and restated certificate of incorporation will provide that the Sponsor and its affiliates and any of their respective direct or indirect transferees and any group as to which such persons are a party do not constitute “interested stockholders” for purposes of this provision.

Removal of Directors; Vacancies

Under the DGCL, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class; provided, however, at any time when the Sponsor and its affiliates beneficially own, in the aggregate, less than 50% of the voting power of then outstanding shares of stock entitled to vote generally in the election of directors, directors may only be removed for cause and only by the affirmative vote of holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our amended and restated certificate of incorporation and our amended and restated bylaws will also provide that, subject to the rights granted to one or more series of preferred stock then outstanding or the rights granted to the Sponsor under the stockholders’ agreement to be entered into in connection with this offering, any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director or by the stockholders; provided, however, at any time when the Sponsor and its affiliates beneficially own, in the aggregate, less than 50% of the voting power of then outstanding shares of stock entitled to vote generally in the election of directors, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring on the board of directors may only be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director (and not by the stockholders).

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation will not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors will be able to elect all our directors.

Special Stockholder Meetings

Our amended and restated certificate of incorporation will provide that special meetings of our stockholders may be called at any time only by or at the direction of the board of directors or the chairman of the board of directors; provided, however, that the Sponsor and its affiliates are permitted to call special meetings of our stockholders for so long as they hold, in the aggregate, at least 50% of the voting power of then outstanding shares of stock entitled to vote generally in the election of directors. In addition, the notice procedures with respect to special stockholder meetings do not apply to our Sponsor while the stockholders’ agreement is in effect. Our amended and restated bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.

Requirements for Advance Notification of Director Nominations and Stockholder Proposals

Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made as provided in the stockholders’ agreement nor by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws will also specify requirements as to the form and content of a stockholder’s notice. Our amended and restated bylaws will allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These notice requirements will not apply to the Sponsor and its affiliates for as long as the stockholders’ agreement to be entered into in connection with this offering remains in effect. These provisions may defer, delay or discourage a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to influence or obtain control of the Company.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will preclude stockholder action by written consent once the Sponsor and its affiliates beneficially own, in the aggregate, less than 50% of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors; provided, however, that any action required or permitted to be taken by the holders of preferred stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable certificate of designation relating to such series of preferred stock.

Supermajority Provisions

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the board of directors is expressly authorized to make, alter, amend, rescind or repeal, in whole or in part, our amended and restated bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or our amended and restated certificate of incorporation. For as long as the Sponsor and its affiliates beneficially own, in the aggregate, at least 50% of the voting power of then outstanding shares of stock entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our amended and restated bylaws by our stockholders will require the affirmative vote of a majority in voting power of the outstanding shares of our stock entitled to vote on such amendment, alteration, change, addition, rescission or repeal and voting together as a single class. At any time when the Sponsor and its affiliates beneficially own, in the aggregate, less than 50% of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our amended and restated bylaws by our stockholders will require the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

Our amended and restated certificate of incorporation will provide that once the Sponsor and its affiliates beneficially own, in the aggregate, less than 50% of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors, the following provisions in our amended and restated certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2⁄3% in the voting power of all outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class:

•	the provision requiring a 66 2⁄3% supermajority vote for stockholders to amend our amended and restated bylaws;

•	the provisions providing for a classified board of directors (the election and term of our directors);

•	the provisions regarding resignation and removal of directors;

•	the provisions regarding competition and corporate opportunities;

•	the provisions regarding entering into business combinations with interested stockholders;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	the provisions regarding filling vacancies on our board of directors and newly created directorships;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and

•	the amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote.

The combination of the classification of our board of directors, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

These provisions may have the effect of deterring hostile takeovers, delaying or preventing changes in control of our management or the Company, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of the Company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Exclusive Forum

Our amended and restated certificate of incorporation will provide, subject to limited exceptions, that unless we consent to the selection of an alternative forum, the state or federal courts (as appropriate) located within the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (1) derivative action or proceeding brought on behalf of the Company, (2) action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee or stockholder of the Company to the Company or our stockholders, creditors or other constituents, (3) action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (4) action asserting a claim against the Company or any director or officer of the Company governed by the internal affairs doctrine, in each such case subject to said courts having personal jurisdiction over the indispensable parties named as defendants therein. This provision, however, does not apply to claims brought under the Securities Act or the Exchange Act, and nothing in our amended and restated certificate of incorporation or amended and restated bylaws will preclude stockholders that assert claims under the Securities Act or the Exchange Act, from bringing such claims in state or federal court, subject to applicable law. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Company shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. However, the enforceability of similar forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be unenforceable. Our exclusive forum provision shall not relieve the Company of its duties to comply with the federal securities laws and the rules and regulations thereunder, and our stockholders will not be deemed to have waived our compliance with these laws, rules and regulations. Further, stockholders may not waive their rights under the Exchange Act, including their right to bring suit.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, any director who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates will not have any duty to refrain from (1) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (2) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for himself or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation will include a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions will be to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation will not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

Our amended and restated bylaws will provide that we must generally indemnify, and advance expenses to, our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We also intend to enter into indemnification agreements with our directors, which agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that these indemnification and advancement provisions and insurance will be useful to attract and retain qualified directors and officers.

The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

Listing

Our common stock has been approved for listing on the Nasdaq Global Select Market under the symbol “FA.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for shares of our common stock. We cannot predict the effect, if any, future sales of shares of common stock, or the availability for future sale of shares of common stock, will have on the market price of shares of our common stock prevailing from time to time. Future sales of substantial amounts of our common stock in the public market or the perception that such sales might occur may adversely affect market prices of our common stock prevailing from time to time and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. Furthermore, there may be sales of substantial amounts of our common stock in the public market after the existing legal and contractual restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future. See “Risk Factors—Risks Related to this Offering and Ownership of our Common Stock—Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price of our common stock to decline.”

Upon completion of this offering, we will have a total of 149,875,000 shares of our common stock outstanding (or 152,856,250 shares if the underwriters exercise in full their option to purchase additional shares). Of the outstanding shares, the 25,500,000 shares sold in this offering (or 29,325,000 shares if the underwriters exercise in full their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144, including our directors, executive officers and other affiliates (including our Sponsor), may be sold only in compliance with the limitations described below.

The remaining outstanding 117,002,817 shares of common stock held by the Sponsor and our directors and executive officers after this offering, representing 78.1% of the total outstanding shares of our common stock following this offering, will be deemed restricted securities under the meaning of Rule 144 and may be sold in the public market only if registered or if they qualify for an exemption from registration, including the exemptions pursuant to Rule 144 and Rule 701 under the Securities Act, which we summarize below.

Lock-up Agreements

In connection with this offering, we, the selling stockholders, our executive officers, directors and pre-offering holders of substantially all of our common stock and securities convertible into or exchangeable for our common stock, will agree, subject to certain exceptions, not to sell, dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of our common stock, without, in each case, the prior written consent of two of three of Barclays Capital Inc., BofA Securities, Inc., and J.P. Morgan Securities LLC, for a period of 180 days after the date of this prospectus. See “Underwriting.”

Rule 144

In general, under Rule 144, as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person (or persons whose shares are aggregated) who is not deemed to be or have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of a prior owner other than an affiliate, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares of our common stock on behalf of our affiliates, who have met the six month holding period for beneficial ownership of “restricted shares” of our common stock, are entitled to sell upon the expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 149,875,000 shares immediately after this offering; or

•	the average reported weekly trading volume of our common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

However, 5,645,247 shares held by certain past and current employees are subject to certain transfer restrictions for 18 months following the consummation of this offering, and generally may only transfer or sell such number of shares on a pro rata basis with any transfer or sale of shares by our Sponsor, as set forth in the stockholders’ agreement. See “Certain Relationships and Related Party Transactions—Stockholders’ Agreement.” Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our common stock after this offering because a great supply of shares would be, or would be perceived to be, available for sale in the public market.

We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who received shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering are entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, in the case of affiliates, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, holding period, volume limitation or notice filing requirements of Rule 144.

Registration Statements on Form S-8

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of stock subject to issuance in connection with outstanding options to purchase Class A units or pursuant to 2021 Equity Plan and the ESPP to be adopted in connection with this offering. Any such Form S-8 registration statement will automatically become effective upon filing. Accordingly shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover 19,894,268 shares.

Registration Rights

For a description of rights that certain of our stockholders will have to require us to register the shares of common stock their own, see “Certain Relationships and Related Party Transactions—Stockholders’ Agreement.” Registration of these shares under the Securities Act would result in these shares becoming freely tradable immediately upon effectiveness of such registration.

Following completion of this offering, the shares of our common stock covered by registration rights would represent approximately 82.0% of our outstanding common stock (or 79.9%, if the underwriters exercise in full their option to purchase additional shares). These shares also may be sold under Rule 144, depending on their holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of certain United States federal income tax consequences of the ownership and disposition of our common stock. This summary deals only with common stock that is held as a capital asset by a non-U.S. holder (as defined below).

A “non-U.S. holder” means a beneficial owner of our common stock (other than an entity or arrangement treated as a partnership for United States federal income tax purposes) that is not, for United States federal income tax purposes, any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. This summary does not address all of the United States federal income tax consequences that may be relevant to you in light of your particular circumstances, nor does it address the Medicare tax on net investment income, United States federal estate and gift taxes or the effects of any state, local or non-United States tax laws. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, foreign pension fund, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for United States federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) holds our common stock, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership considering an investment in our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income tax consequences to you of the ownership and disposition of our common stock, as well as the consequences to you arising under other United States federal tax laws and the laws of any other taxing jurisdiction.

Dividends

In the event that we make a distribution of cash or other property (other than certain pro rata distributions of our stock) in respect of our common stock, the distribution generally will be treated as a dividend for United States federal income tax purposes to the extent it is paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated first as a tax-free return of capital, causing a reduction in the adjusted tax basis of a non-U.S. holder’s common stock, and to the extent the amount of the distribution exceeds a non-U.S. holder’s adjusted tax basis in our common stock, the excess will be treated as gain from the disposition of our common stock (the tax treatment of which is discussed below under “—Gain on Disposition of Common Stock”).

Dividends paid to a non-U.S. holder generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis generally in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to provide the applicable withholding agent with a properly executed Internal Revenue Service (“IRS”) Form W-BEN or Form W-8BEN-E (or other applicable form) certifying under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder eligible for a reduced rate of United States federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

Subject to the discussion of backup withholding below, any gain realized by a non-U.S. holder on the sale or other disposition of our common stock generally will not be subject to United States federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes and certain other conditions are met.

A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the gain derived from the sale or other disposition in the same manner as if the non-U.S. holder were a United States person as defined under the Code. In addition, if any non-U.S. holder described in the first bullet point immediately above is a foreign corporation, the gain realized by such non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale or other disposition, which gain may be offset by United States source capital losses even though the individual is not considered a resident of the United States.

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for United States federal income tax purposes). We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes. If we are or become a “United States real property holding corporation,” however, so long as our common stock is regularly traded on an established securities market during the calendar year in which the sale or other disposition occurs, only a non-U.S. holder who holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder’s holding period) more than 5% of our common stock will be subject to United States federal income tax on the sale or other disposition of our common stock.

Information Reporting and Backup Withholding

Distributions paid to a non-U.S. holder and the amount of any tax withheld with respect to such distributions generally will be reported to the IRS. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will not be subject to backup withholding on distributions received if such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the IRS.

Additional Withholding Requirements

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% United States federal withholding tax may apply to any dividends paid on our common stock to (i) a “foreign financial institution” (as specifically defined in the Code and whether such foreign financial institution is the beneficial owner or an intermediary) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code and whether such non-financial foreign entity is the beneficial owner or an intermediary) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Dividends,” an applicable withholding agent may credit the withholding under FATCA against, and therefore reduce, such other withholding tax. While withholding under FATCA would also have applied to payments of gross proceeds from the sale or other taxable disposition of our common stock, proposed United States Treasury regulations (upon which taxpayers may rely until final regulations are issued) eliminate FATCA withholding on payments of gross proceeds entirely. You should consult your own tax advisors regarding these requirements and whether they may be relevant to your ownership and disposition of our common stock.

UNDERWRITING

The Company, the selling stockholders and the underwriters named below will enter into an underwriting agreement with respect to the shares of common stock being offered. Subject to certain conditions, each underwriter will severally agree to purchase the number of shares indicated in the following table. Barclays Capital Inc., BofA Securities, Inc., and J.P. Morgan Securities LLC are the representatives of the underwriters.

Name	Number of Shares
Barclays Capital Inc.	5,832,309
BofA Securities, Inc.	5,832,309
J.P. Morgan Securities LLC	5,832,309
Citigroup Global Markets Inc.	1,412,307
Evercore Group L.L.C.	1,412,307
Jefferies LLC	1,412,307
RBC Capital Markets, LLC	1,412,307
Stifel, Nicolaus & Company, Incorporated.	706,153
HSBC Securities (USA) Inc.	353,077
Citizens Capital Markets, Inc.	353,077
KKR Capital Markets LLC	353,077
MUFG Securities Americas Inc.	353,077
Loop Capital Markets LLC	58,846
R. Seelaus & Co., LLC	58,846
Samuel A. Ramirez & Company, Inc.	58,846
Roberts & Ryan Investments, Inc.	58,846

Total	25,500,000

The underwriters will commit to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional 3,825,000 shares of common stock from us and the selling stockholders to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares from us or the selling stockholders.

	Per Share	Without option	With option
Public offering price	$15.000	$382,500,000	$439,875,000
Underwriting discount	$0.975	$24,862,500	$28,591,875
Proceeds, before expenses, to us	$14.025	$278,746,875	$320,558,906
Proceeds before expenses, to the selling stockholders	$14.025	$78,890,625	$90,724,219

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.58500 per share from the initial public offering price. After the initial offering of the shares, the representative may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The Company, the selling stockholders, each of the Company’s officers and directors, and pre-offering holders of substantially all of the Company’s common stock and securities convertible into or exchangeable for the Company’s common stock have agreed or will agree with the representatives of the underwriters, subject to certain exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of, or publicly disclose the intention to make any offer, sale, pledge or disposition of any shares of our common stock, or any options or warrants to purchase any shares of our common stock, or any securities convertible into, exchangeable for, or that represent the right to receive, shares of our common stock, engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call operation, or combination thereof, forward, swap or other derivative transaction or instrument) which is designed to or which could reasonably be expected to lead to or result in a sale, loan, pledge or other disposition or transfer of all or a portion of the economic consequences of ownership of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus (the “lock-up period”), except with the prior written consent of two of Barclays Capital Inc., BofA Securities, Inc., and J.P. Morgan Securities LLC.

The restrictions described in the paragraph above relating to the Company do not apply to: (i) the shares of common stock to be sold pursuant to this prospectus, (ii) shares of common stock issued pursuant to employee benefit plans, qualified stock option plans or other employee compensation plans described in this prospectus, (iii) shares of common stock issued upon the conversion or exchange of convertible or exchangeable securities outstanding as of the date of this prospectus and described herein, (iv) any options or other awards (including without limitation, restricted stock or restricted stock units), or the shares of common stock issued with respect to, or upon the exercise or settlement of, such options and other awards, existing as of the closing of this offering or otherwise granted under the Company’s equity plans described in this prospectus, (v) the filing of a registration statement on Form S-8, and the issuance of securities registered thereunder, relating to any benefit plans or arrangements disclosed in this prospectus, (vi) any disposition, distribution and transfer of shares of common stock in connection with the liquidation and dissolution of Fastball Holdco, L.P., (vii) the issuance of shares of common stock in connection with the acquisition of the assets of, or a majority of controlling portion of the equity of, or a business combination or a joint venture with, another entity in connection with such business combination or such acquisition by the Company or any of its subsidiaries of such entity, (viii) any issuance of shares of common stock (including without limitation, restricted stock or restricted stock awards) in connection with joint ventures, commercial relationships or other strategic transactions, provided that the aggregate number of shares issued or issuable pursuant to clauses (vii) and (viii) does not exceed 10% of the number of shares of common stock outstanding immediately after the offering of the common stock pursuant to this prospectus and prior to such issuance, each recipient of any such securities shall execute and deliver to the representatives a lock-up agreement.

The restrictions described in the paragraph above relating to the selling stockholders, our officers, directors, and holders of substantially all of the Company’s common stock and securities convertible into or exchangeable for the Company’s common stock shall be set forth in a lock-up agreement and do not apply to: (i) the pledge, hypothecation or other granting of a security interest in shares of common stock or securities convertible into or exchangeable for common stock to one or more lending institutions as collateral or security for any loan, advance or extension of credit and any transfer upon foreclosure upon such common stock or such securities; (ii) transactions relating to shares of common stock or other securities acquired in this offering or in the open market after the completion of this offering; (iii) bona fide gifts or for bona fide estate planning purposes; provided that it shall be a condition to any such transfer that the transferee agrees to be bound by the terms of a lock-up agreement (including, without limitation, the restrictions set forth in the preceding sentence); (iv) gifts, sales, distributions or other dispositions of shares of any class of the Company’s capital stock, in each case (A) that are made exclusively between and among the signatory to the lock-up agreement or members of the signatory’s family or other dependents, in the case of individuals, or (B) if the signatory is a corporation, partnership, limited liability company, trust or other business entity, (1) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate (as defined in Rule 405) of such signatory, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the signatory or affiliates of the signatory (including, for the avoidance of doubt, where the signatory is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), or (2) as part of a distribution, transfer or disposition to members, partners, shareholders or other equity holders of the signatory; provided that it shall be a condition to any such transfer that any transferee agrees to be bound by the terms of a lock-up agreement (including, without limitation, the restrictions set forth in the preceding sentence) to the same extent as if the transferee were a party hereto, and provided further that in the case of any transfer or distribution pursuant to clause (B), it shall be a condition to such transfer that no public filing, report or announcement shall be voluntarily made and if any filing under Section 16(a) of the Exchange Act, or other public filing, report or announcement reporting a reduction in beneficial ownership of shares of common stock in connection with such transfer or distribution shall be legally required during the lock-up period, such filing, report or announcement shall clearly indicate in the footnotes thereto the nature and conditions of such transfer; (v) transfers by will or other testamentary document, or intestacy; (vi) if the undersigned is a trust, transfers to the grantor or beneficiary of such trust; provided that it shall be a condition to any such transfer that the transferee agrees to be bound by the terms of a lock-up agreement (including, without limitation, the restrictions set forth in the preceding sentence) to the same extent as if the transferee were a party hereto; (vii) transfers to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (ii) through (v) above provided that it shall be a condition to any such transfer that the transferee agrees to be bound by the terms of a lock-up agreement (including, without limitation, the restrictions set forth in the preceding sentence) to the same extent as if the transferee were a party hereto; (viii) the cashless exercise or surrender of warrants, the conversion of preferred stock or the cashless exercise or surrender of stock options or settlement of restricted stock units or other equity awards granted pursuant to the Company’s stock option/incentive plans or otherwise outstanding on the date of this prospectus; provided, that the restrictions shall apply to shares of common stock issued upon such exercise or conversion; (ix) transfers to the extent necessary to fund the payment of taxes due with respect to the vesting, or lapse of substantial risk of forfeiture or other similar taxable event, of restricted stock, restricted stock units, stock options or other rights to purchase or receive shares of common stock pursuant to the Company’s stock option/equity incentive plans disclosed in this prospectus; (x) transfers to the Company or its subsidiaries upon death, disability or termination of employment of the undersigned; (xi) tenders, sales or other transfers pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of shares of common stock involving a “change of control” of the Company (provided that if such transaction is not consummated, shares of the relevant common stock shall remain subject to the restrictions set forth in a lock-up agreement); (xii) transfers pursuant to an order of a court or regulatory agency; provided that any filing under Section 16(a) of the Exchange Act in connection with such transfer shall indicate, to the extent permitted by such section and the related rules and regulations, that such transfer is pursuant to an order of a court or regulatory agency; (xiii) transfers to the Company pursuant to any call or put provisions of existing employment agreements and equity grant documents; provided that any filing under Section 16(a) of the Exchange Act in connection with such transfer shall indicate, to the extent permitted by such section and the related rules and regulations, the reason for such disposition and that such transfer was solely to the Company; (xiv) the establishment of any contract, instruction or plan that satisfies all of the requirements of Rule 10b5-1 (a “Rule 10b5-1 Plan”) under the Exchange Act; provided, however, that no sales of common stock or securities convertible into, or exchangeable or exercisable for, common stock, shall be made pursuant to a Rule 10b5-1 Plan prior to the expiration of the lock-up period; provided further, that the reporting of the establishment of such Rule 10b5-1 Plan is not required in any public report or filing with the SEC under the Exchange Act during the lock-up period and does not otherwise voluntarily effect any such public filing or report regarding such Rule 10b5-1 Plan; (xiv) any disposition, distribution and transfer of shares of common stock in connection with the liquidation and dissolution of Fastball Holdco, L.P.; and (xv) any demands or requests for, exercises of any right with respect to, or taking of any action in preparation of, the registration by the Company under the Securities Act of shares of common stock, provided that no transfer of such shares registered pursuant to the exercise of any such right and no registration statement shall be filed under the Securities Act with respect to any such shares during the lock-up period.

Two of Barclays Capital Inc., BofA Securities, Inc., and J.P. Morgan Securities LLC, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time subject to applicable notice requirements.

See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares of our common stock. The initial public offering price has been negotiated between the Company, the selling stockholders and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the Company’s historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have applied to list our common stock on the Nasdaq Global Select Market under the symbol “FA.”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the Nasdaq Global Select Market, in the over-the-counter market or otherwise.

The Company estimates that its share of the total expenses of the offering, excluding the underwriting discount, will be approximately $4.75 million. The Company has agreed to reimburse the underwriters for up to $40,000 for legal fees in connection with the review of the offering by FINRA.

The Company and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the Company and to persons and entities with relationships with the Company, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the Company (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the Company. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant State”), no shares of our common stock have been offered (the “Shares”) or will be offered pursuant to the offering to the public in that Relevant State, except that the Shares may be offered to the public in that Relevant State at any time:

(a) to any legal entity which is a “qualified investor” as defined under Article 2 of the Prospectus Regulation;

(b) to fewer than 150 natural or legal persons (other than “qualified investors” as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c) in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the Shares shall require us or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any Shares or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of us and the representatives and the Company that it is a qualified investor within the meaning of Article 2 of the Prospectus Regulation.

In the case of any Shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted and agreed that the Shares acquired by it in the offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any Shares to the public, other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

The Company, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, warranties and agreements.

For the purposes of this provision, the expression “an offer to the public” in relation to the Shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

No Shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom, except that the Shares may be offered to the public in the United Kingdom at any time:

(a) to any legal entity which is a “qualified investor” as defined under Article 2 of the U.K. Prospectus Regulation;

(b) to fewer than 150 natural or legal persons (other than “qualified investors” as defined under Article 2 of the U.K. Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c) in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000 (as amended, “FSMA”),

provided that no such offer of the Shares shall require the Company or any underwriter to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the U.K. Prospectus Regulation and each person who initially acquires any Shares or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the underwriters and the Company that it is a qualified investor within the meaning of Article 2 of the U.K. Prospectus Regulation.

In the case of any Shares being offered to a financial intermediary as that term is used in Article 5(1) of the U.K. Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted and agreed that the Shares acquired by it in the offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any Shares to the public, other than their offer or resale in the United Kingdom to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, warranties and agreements.

For the purposes of this provision, the expression “an offer to the public” in relation to the Shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Shares, and the expression “U.K. Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

In the United Kingdom, this prospectus is being distributed only to, and is directed only at, persons who are “qualified investors” (as defined in the U.K. Prospectus Regulation) who are (i) persons having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”), or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order, or (iii) persons to whom it would otherwise be lawful to distribute it, all such persons together being referred to as “Relevant Persons”. In the United Kingdom, the Shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Shares will be engaged in only with, Relevant Persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by any recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this prospectus or its contents.

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us or the selling stockholders; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or a trust (which is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the securities pursuant to an offer made under Section 275 of the SFA except: (a) to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA; (b) where no consideration is or will be given for the transfer; (c) where the transfer is by operation of law; or (d) as specified in Section 276(7) of the SFA.

Solely for purposes of the notification requirements under Section 309B(1)(c) of the SFA, we have determined, and hereby notify all relevant persons, that the shares are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), and, accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, the Company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. An investment vehicle comprised of several partners of Simpson Thacher & Bartlett LLP, members of their families, related persons and others own interests representing less than 1% of the capital commitments of funds affiliated with Silver Lake. Certain legal matters relating to this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, Menlo Park, California.

EXPERTS

The consolidated financial statements as of December 31, 2019 (Predecessor) and December 31, 2020 (Successor) and for the year ended December 31, 2019 (Predecessor), for the period from January 1, 2020 through January 31, 2020 (Predecessor), and the period from February 1, 2020 through December 31, 2020 (Successor), included in this Prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus with the SEC. This prospectus is a part of the registration statement and does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement and its exhibits and schedules. Statements contained in this prospectus regarding the contents of any contract or other document referred to in those documents are not necessarily complete, and in each instance we refer you to the copy of the contract or other document filed as an exhibit to the registration statement or other document. Each of these statements is qualified in all respects by this reference.

Following the completion of this offering, we will be subject to the informational reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file annual, quarterly and current reports, proxy statements and other information with the SEC. Our filings with the SEC will be available to the public on the SEC’s website at http://www.sec.gov. Those filings will also be available to the public on, or accessible through, our website (www.fadv.com). The information we file with the SEC or contained on or accessible through our corporate website or any other website that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part.

We intend to make available to our common stockholders annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements:
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2019 (Predecessor) and December 31, 2020 (Successor)	F-3

Consolidated Statements of Operations and Comprehensive Income (Loss) for the Year ended December 31, 2019 (Predecessor), the Period from January 1 through January 31, 2020 (Predecessor), and the Period from February 1 through December 31, 2020 (Successor)

F-5

Consolidated Statements of Cash Flows for the Year ended December  31, 2019 (Predecessor), the Period from January 1 through January 31, 2020 (Predecessor), and the Period from February 1 through December 31, 2020 (Successor)

F-6

Consolidated Statements of Changes in Members’ (Deficit) Equity for the Year ended December 31, 2019 (Predecessor), the Period from January 1 through January 31, 2020 (Predecessor), and the Consolidated Statements of Changes in Stockholders’ Equity for the Period from February 1 through December 31, 2020 (Successor)

F-8
Notes to Consolidated Financial Statements	F-10

Unaudited Interim Consolidated Financial Statements:
Condensed Consolidated Balance Sheets as of December 31, 2020 (Successor) and March 31, 2021 (Successor)	F-40

Condensed Consolidated Statements of Operations and Comprehensive (loss) for the Period from January 1, 2020 through January 31, 2020 (Predecessor), for the Period from February 1, 2020 through March 31, 2020 (Successor), and for the Three Months ended March 31, 2021
(Successor)

F-42

Condensed Consolidated Statements of Cash Flows for the Period from January 1, 2020 through January 31, 2020 (Predecessor), for the Period from February 1, 2020 through March 31, 2020 (Successor), and for the Three Months ended March 31, 2021 – (Successor)

F-43
Condensed Consolidated Statements of Changes in Members’ (Deficit) Equity for the Period from January 1, 2020 through January 31, 2020 (Predecessor)	F-45
Condensed Consolidated Statements of Changes in Stockholders’ Equity for the Period from February 1, 2020 through March 31, 2020 (Successor) and for the Three Months ended March 31, 2021 (Successor)	F-46
Notes to the Condensed Consolidated Financial Statements	F-47

First Advantage Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of First Advantage Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of First Advantage Corporation (formerly “Fastball Intermediate, Inc.”) and subsidiaries (the “Company”) as of December 31, 2019 (Predecessor) and December 31, 2020 (Successor), the related consolidated statements of operations and comprehensive income (loss), cash flows, changes in members’ (deficit) equity, and changes in stockholders’ equity for the year ended December 31, 2019 (Predecessor), the period from January 1, 2020 through January 31, 2020 (Predecessor), and for the period from February 1, 2020 through December 31, 2020 (Successor) and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 (Predecessor) and December 31, 2020 (Successor), and the results of its operations and its cash flows for the year ended December 31, 2019 (Predecessor), for the period from January 1, 2020 through January 31, 2020 (Predecessor), and for the period from February 1, 2020 through December 31, 2020 (Successor), in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Atlanta, Georgia

April 2, 2021 (June 14, 2021 as to the effects of the stock split described in Note 17)

We have served as the Company’s auditor since 2013.

First Advantage Corporation

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2019 (PREDECESSOR) AND DECEMBER 31, 2020 (SUCCESSOR)

(In thousands, except share and per share data)

	Predecessor	Successor
	December 31, 2019	December 31, 2020
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$80,620	$152,818
Restricted cash	126	152
Short-term investments	1,326	1,267
Accounts receivable (net of allowance for doubtful accounts of $799 and $967 at December 31, 2019 (Predecessor) and December 31, 2020 (Successor), respectively)	92,510	111,363
Prepaid expenses and other current assets	7,640	8,699
Income tax receivable	3,681	3,479

Total current assets	185,903	277,778
Property and equipment, net	29,094	190,282
Goodwill	261,590	770,089
Trade name, net	13,224	87,702
Customer lists, net	52,569	435,661
Deferred tax asset, net	985	807
Other assets	1,368	1,372

TOTAL ASSETS	$544,733	$1,763,691

LIABILITIES AND (DEFICIT) EQUITY

CURRENT LIABILITIES:
Accounts payable	$36,342	$44,117
Accrued compensation	16,758	18,939
Accrued liabilities	22,764	25,200
Current portion of long-term debt	—	6,700
Income tax payable	1,878	2,451
Deferred revenue	691	431

Total current liabilities	78,433	97,838
Long-term debt (net of deferred financing costs of $11,102 and $26,345 at December 31, 2019 (Predecessor) and December 31, 2020 (Successor), respectively)	540,839	778,605
Deferred tax liability, net	12,820	86,770
Other liabilities	6,858	6,208

Total liabilities	638,950	969,421

COMMITMENTS AND CONTINGENCIES (Note 13)

EQUITY:
Common stock—$0.001 par value; 1,000,000,000 shares authorized; 130,000,000 shares issued and outstanding as of December 31, 2020	—	130
Additional paid-in-capital	—	839,148
Class A units—no par value; 140,000,000 units authorized; 138,714,853 units issued and outstanding as of December 31, 2019	106,090	—

First Advantage Corporation

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2019 (PREDECESSOR) AND DECEMBER 31, 2020 (SUCCESSOR)

(In thousands, except share and per share data)

(continued)

Class B units—no par value; 7,500,000 units authorized; 1,700,051 units issued and outstanding as of December 31, 2019	2,254	—
Class C units—no par value; 17,500,000 units authorized; 9,271,556 units issued and outstanding as of December 31, 2019	11,524	—
Accumulated deficit	(201,233)	(47,492)
Accumulated other comprehensive (loss) income	(12,852)	2,484

Total (deficit) equity	(94,217)	794,270

TOTAL LIABILITIES AND (DEFICIT) EQUITY	$544,733	$1,763,691

The accompanying notes are an integral part of these consolidated financial statements.

First Advantage Corporation

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME(LOSS)

FOR THE YEAR ENDED DECEMBER 31, 2019 (PREDECESSOR), THE PERIOD FROM JANUARY 1, 2020 THROUGH JANUARY 31, 2020 (PREDECESSOR), AND FOR THE PERIOD FROM FEBRUARY 1, 2020 THROUGH DECEMBER 31, 2020 (SUCCESSOR)

(In thousands, except share and per share data)

	Predecessor		Successor
	Year Ended December 31, 2019	Period from January 1, 2020 through January 31, 2020	Period from February 1, 2020 through December 31, 2020
REVENUES	$481,767	$36,785	$472,369
OPERATING EXPENSES:
Cost of services (exclusive of depreciation and amortization below)	245,324	20,265	240,287
Product and technology expense	33,239	3,189	32,201
Selling, general, and administrative expense	85,084	11,235	66,864
Depreciation and amortization	25,953	2,105	135,057

Total operating expenses	389,600	36,794	474,409

INCOME (LOSS) FROM OPERATIONS	92,167	(9)	(2,040)

OTHER EXPENSE (INCOME):
Interest expense	51,964	4,514	47,914
Interest income	(945)	(25)	(530)
Loss on extinguishment of Predecessor debt	—	10,533	—
Transaction expenses, change in control	—	22,370	9,423

Total other expense	51,019	37,392	56,807

INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	41,148	(37,401)	(58,847)
Provision for income taxes	6,898	(871)	(11,355)

NET INCOME (LOSS)	$34,250	$(36,530)	$(47,492)

Foreign currency translation (loss) income	(341)	(31)	2,484

COMPREHENSIVE INCOME (LOSS)	$33,909	$(36,561)	$(45,008)

NET INCOME (LOSS)	$34,250	$(36,530)	$(47,492)
Basic and diluted net (loss) per share			$(0.37)
Weighted average number of shares outstanding—basic and diluted			130,000,000
Basic net income (loss) per unit	$0.23	$(0.24)
Diluted net income (loss) per unit	$0.21	$(0.24)
Weighted average number of units outstanding—basic	149,686,460	149,686,460
Weighted average number of units outstanding—diluted	163,879,766	149,686,460

The accompanying notes are an integral part of these consolidated financial statements.

First Advantage Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2019 (PREDECESSOR), THE PERIOD FROM JANUARY 1, 2020 THROUGH JANUARY 31, 2020 (PREDECESSOR), AND FOR THE PERIOD FROM FEBRUARY 1, 2020 THROUGH DECEMBER 31, 2020 (SUCCESSOR)

(In thousands)

	Predecessor		Successor
	Year Ended December 31, 2019	Period from January 1, 2020 through January 31, 2020	Period from February 1, 2020 through December 31, 2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$34,250	$(36,530)	$(47,492)

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	25,953	2,105	135,057
Loss on extinguishment of Predecessor debt	—	10,533	—
Amortization of deferred financing costs	3,174	569	3,242
Bad debt expense	88	102	350
Deferred taxes	2,085	(997)	(16,747)
Share-based compensation	1,216	3,976	1,876
(Gain) on foreign currency exchange rates	(110)	(82)	(31)
(Gain) loss on disposal of fixed assets	(23)	8	19
Change in fair value of interest rate swaps	—	—	3,616
Changes in operating assets and liabilities:
Accounts receivable	(10,964)	9,384	(28,541)
Prepaid expenses and other current assets	9,901	(4,604)	3,561
Other assets	424	(62)	55
Accounts payable	12,760	(8,871)	16,530
Accrued compensation and accrued liabilities	(7,335)	4,102	880
Deferred revenue	(13)	11	(271)
Other liabilities	836	767	826
Income tax receivable and payable, net	(659)	373	(79)

Net cash provided by (used in) operating activities	71,583	(19,216)	72,851

CASH FLOWS FROM INVESTING ACTIVITIES:
Changes in short-term investments	(1,120)	(163)	257
Proceeds from sale of property and equipment	34	—	—
Purchases of property and equipment	(6,578)	(951)	(5,304)
Capitalized software development costs	(10,125)	(929)	(10,522)

Net cash used in investing activities	(17,789)	(2,043)	(15,569)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on capital lease obligations	(3,176)	(274)	(2,438)
Repayment of Predecessor First Lien Credit Facility	—	(34,000)	—
Repayment of Successor First Lien Credit Facility	—	—	(3,350)
Capital contributions	—	41,143	59,423
Distributions to Predecessor Members and Optionholders	—	(17,991)	(5,834)

First Advantage Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2019 (PREDECESSOR), THE PERIOD FROM JANUARY 1, 2020 THROUGH JANUARY 31, 2020 (PREDECESSOR), AND FOR THE PERIOD FROM FEBRUARY 1, 2020 THROUGH DECEMBER 31, 2020 (SUCCESSOR)

(In thousands)

(continued)

Payments of debt issuance costs	—	—	(1,397)
Borrowings on Successor Revolver	—	—	25,000
Repayments of Successor Revolver	—	—	(25,000)

Net cash (used in) provided by financing activities	(3,176)	(11,122)	46,404

EFFECT OF EXCHANGE RATES ON CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(130)	(102)	1,021
INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	50,488	(32,483)	104,707

CASH, CASH EQUIVALENTS AND RESTRICTED CASH:
Beginning of period	30,258	80,746	48,263

Cash, cash equivalents and restricted cash at period end	$80,746	$48,263	$152,970

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for income taxes	$5,249	$279	$4,786
Cash paid for interest	55,784	224	41,145

NON-CASH FINANCING ACTIVITIES:
Capital lease obligations	$1,860	$—	$—
Non-cash property and equipment additions	651	289	88
Distributions declared to Optionholders but not paid	—	781	—

The accompanying notes are an integral part of these consolidated financial statements.

First Advantage Corporation

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ (DEFICIT) EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2019 (PREDECESSOR) AND FOR THE PERIOD FROM JANUARY 1, 2020 THROUGH JANUARY 31, 2020 (PREDECESSOR)

(In thousands)

	Class A Units Additional Paid-In Capital	Class B Units Additional Paid-In Capital	Class C Units Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Members’ Equity (Deficit)
Predecessor:
BALANCE—December 31, 2018	$106,090	$2,213	$10,349	$(235,483)	$(12,511)	$(129,342)
Share-based compensation	—	41	1,175	—	—	1,216
Foreign currency translation	—	—	—	—	(341)	(341)
Net income	—	—	—	34,250	—	34,250

BALANCE—December 31, 2019	$106,090	$2,254	$11,524	$(201,233)	$(12,852)	$(94,217)
Share-based compensation	—	50	3,926	—	—	3,976
Capital contribution	34,186	543	6,414	—	—	41,143
Distribution to Optionholders	—	(1,469)	(17,303)	—	—	(18,772)
Foreign currency translation	—	—	—	—	(31)	(31)
Net (loss)	—	—	—	(36,530)	—	(36,530)

BALANCE—January 31, 2020	$140,276	$1,378	$4,561	$(237,763)	$(12,883)	$(104,431)

The accompanying notes are an integral part of these consolidated financial statements.

First Advantage Corporation

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE PERIOD FROM FEBRUARY 1, 2020 THROUGH DECEMBER 31, 2020 (SUCCESSOR)

(In thousands)

	Common Stock	Additional Paid-In-Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity
Successor:
BALANCE – February 1, 2020	$130	$779,596	$—	$—	$779,726
Share-based compensation	—	1,876	—	—	1,876
Capital contribution	—	59,423	—	—	59,423
Shareholder distribution	—	(1,747)	—	—	(1,747)
Foreign currency translation	—	—	—	2,484	2,484
Net (loss)	—	—	(47,492)	—	(47,492)

BALANCE—December 31, 2020	$130	$839,148	$(47,492)	$2,484	$794,270

The accompanying notes are an integral part of these consolidated financial statements.

First Advantage Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTs

1.	ORGANIZATION, NATURE OF BUSINESS, AND BASIS OF PRESENTATION

Fastball Intermediate, Inc., a Delaware corporation, was formed on November 15, 2019 and subsequently changed its name to First Advantage Corporation in March 2021. Hereafter, First Advantage Corporation and its subsidiaries will collectively be referred to as the “Company”. On January 31, 2020, a fund managed by Silver Lake acquired substantially all of the Company’s equity interests from the Predecessor equity owners, primarily funds managed by Symphony Technology Group (“STG”) (the “Silver Lake Transaction”). For the purposes of the consolidated financial statements, periods on or before January 31, 2020 reflect the financial position, results of operations and cash flows of the Company and its consolidated subsidiaries prior to the Silver Lake Transaction, referred to herein as the Predecessor, and periods beginning after January 31, 2020 reflect the financial position, results of operations and cash flows of the Company and its consolidated subsidiaries as a result of the Silver Lake Transaction, referred to herein as the Successor. As a result of the Silver Lake Transaction, the results of operations and financial position of the Predecessor and Successor are not directly comparable.

The Company derives its revenues from a variety of services to perform background checks across all phases from pre-onboarding to continuous monitoring after the employee, extended worker, volunteer or tenant has been onboarded, and generally classify our service offerings into three categories: pre-onboarding, post-onboarding and other. Pre-onboarding services are comprised of an extensive array of products and solutions that customers typically utilize to enhance their evaluation process and ensure compliance from the time a job or other application is submitted to a successful applicant’s onboarding date. This includes searches such as criminal background checks, drug/health screenings, extended workforce screening, biometrics and identity checks, education/workforce verification, driver records and compliance, healthcare credentials and executive screening. Post-onboarding services are comprised of continuous monitoring and re-screening solutions which are important tools to help keep their end customers, workforces and other stakeholders safe, productive and compliant. Our post-monitoring solutions include criminal records, healthcare sanctions, motor vehicle records, social media, and global sanctions screening continuously or at regular intervals selected by our customers. Other includes products that complement our pre-onboarding and post-onboarding products and solutions. This includes fleet / vehicle compliance, tax credits and incentives, resident/tenant screening, and pre-investment screening.

Basis of Presentation —The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated. The Company includes the results of operations of acquired companies prospectively from the date of acquisition.

Use of Estimates — The preparation of the consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Changes in these estimates and assumptions may have a material impact on the consolidated financial statements and accompanying notes.

Examples of significant estimates and assumptions include valuing assets and liabilities acquired through business combinations; valuing and estimating useful lives of intangible assets; evaluating recoverability of intangible assets, accounts receivable, and capitalized software; estimating future cash flows and valuation-related assumptions associated with goodwill and other asset impairment testing; estimating tax valuation allowances and deferring certain revenues and costs. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from these estimates.

First Advantage Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTs (CONTINUED)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fair Value of Financial Instruments — Certain financial assets and liabilities are reported at fair value in the accompanying consolidated balance sheets in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurement. ASC 820 establishes a framework for measuring fair value and expands disclosures about fair value measurements. The valuation techniques required by ASC 820 are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect internal market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1 — Quoted prices for identical instruments in active markets.

Level 2 — Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 — Significant inputs to the valuation model are unobservable (supported by little or no market activities). These inputs may be used with internally developed methodologies that reflect the Company’s best estimate of fair value from a market participant.

The fair value of an asset is considered to be the price at which the asset could be sold in an orderly transaction between unrelated knowledgeable and willing parties. A liability’s fair value is defined as the amount that would be paid to transfer the liability to a new obligor, rather than the amount that would be paid to settle the liability with the creditor. Assets and liabilities recorded at fair value are measured using a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.

The carrying amounts of cash and cash equivalents, receivables, short-term debt, and accounts payable approximate fair value due to the short-term maturities of these financial instruments (Level 1). The fair values and carrying values of the Company’s long-term debt are disclosed in Note 7.

The following table presents information about the Company’s financial assets and liabilities that are measured at fair value on a recurring basis and their assigned levels within the valuation hierarchy as of December 31, 2020 (Successor) (in thousands):

	Level 1	Level 2	Level 3
Liabilities
Interest rate swaps	$—	$3,615	$—

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Long-lived assets and other intangible assets are subject to nonrecurring fair value measurement for the assessment of impairment or as the result of business acquisitions. The fair value of these assets were estimated using the present value of expected future cash flows through unobservable inputs (Level 3).

As of December 31, 2020 (Successor), the Company completed its annual assessment of the recoverability of goodwill for our reporting units. The fair values of these reporting units were estimated using the present value of expected future cash flows through unobservable inputs (Level 3).

Cash and Cash Equivalents — The Company considers cash equivalents to be cash and all short-term investments that have an original maturity of ninety days or less. Outstanding checks in excess of funds on deposit are classified as current liabilities in the accompanying consolidated balance sheets. As of December 31, 2019 (Predecessor) and December 31, 2020 (Successor), the Company had no outstanding checks in excess of funds on deposit.

First Advantage Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTs (CONTINUED)

Restricted Cash — Restricted cash represents monies held in trust for a specific purpose as contractually required under the respective arrangement.

Short-Term Investments — Short-term investments represents fixed time deposits having a maturity date within twelve months.

Accounts Receivable — Accounts receivable are due from customers in a broad range of industries located throughout the United States and internationally. Credit is extended based on evaluation of the customer’s financial condition, and generally, collateral is not required.

The allowance for all uncollectible receivables is based on a combination of historical data, cash payment trends, specific customer issues, write-off trends, general economic conditions, and other factors. These factors are continuously monitored by management to arrive at the estimate for the amount of accounts receivable that may be ultimately uncollectible. In circumstances where the Company is aware of a specific customer’s inability to meet its financial obligations, the Company records a specific allowance for doubtful accounts against amounts due in order to reduce the net recognized receivable to the amount it reasonably believes will be collected. The Company believes that the allowance for doubtful accounts at December 31, 2019 (Predecessor) and December 31, 2020 (Successor) is reasonably stated.

Property and Equipment — Property and equipment are recorded at cost. Property and equipment include computer software for internal uses either developed internally, acquired by business combination or otherwise purchased. Software development costs, including internal personnel and third-party professional services, are capitalized during the application development stage of initial development or during development of new features and enhancements. The Company amortizes purchased software using the straight-line method over the estimated useful life of the software and software acquired by business combination on an accelerated basis over its expected useful life of five years. Software development costs not meeting the criteria for capitalization are expensed as incurred.

Depreciation on leasehold improvements is computed on the straight-line method over the shorter of the life of the asset, or the lease term, ranging from one to fifteen years. Depreciation on data processing equipment and furniture and equipment is computed using the straight-line method over their estimated useful lives ranging from three to ten years.

Business Combinations — The Company records business combinations using the acquisition method of accounting in accordance with ASC 805, Business Combinations. Under the acquisition method of accounting, identifiable assets acquired and liabilities assumed are recorded at their acquisition-date fair values. The excess of the purchase price over the estimated fair value is recorded as goodwill. Changes in the estimated fair values of net assets recorded for acquisitions prior to the finalization of more detailed analysis, but not to exceed one year from the date of acquisition, will adjust the amount of the purchase price allocable to goodwill. Measurement period adjustments are reflected in the period in which they occur.

In valuing the trade names, customer lists, and software developed for internal use, the Company utilizes variations of the income approach, which relies on historical financial and qualitative information, as well as assumptions and estimates for projected financial information. The Company considers the income approach the most appropriate valuation technique because the inherent value of these assets is their ability to generate current and future income. Projected financial information is subject to risk if estimates are incorrect. The most significant estimate relates to projected revenues and profitability. If the projected revenues and profitability used in the valuation calculations are not met, then the asset could be impaired.

Goodwill, Trade Name, and Customer Lists — The Company tests goodwill for impairment annually as of December 31 or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit or indefinite-lived intangible asset below its carrying value.

First Advantage Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTs (CONTINUED)

Goodwill is tested for impairment at the reporting unit level using a fair value approach. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value, a “Step 0” analysis. If, based on a review of qualitative factors, it is more likely than not that the fair value of a reporting unit is less than its carrying value we perform “Step 1” of the goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. The Company determines the fair value of a reporting unit by estimating the present value of expected future cash flows, discounted by the applicable discount rate. If the carrying value exceeds the fair value, the Company measures the amount of impairment loss, if any, by comparing the implied fair value of the reporting unit goodwill with its carrying amount, the “Step 2” analysis. No impairment charges have been required.

During the Predecessor period the Company’s trade name had an indefinite life and was not amortized. The Company evaluated indefinite-lived intangible assets for impairment annually as of December 31 or more frequently if an event occurred or circumstances changed that would more likely than not reduce the fair value of a reporting unit or indefinite-lived intangible asset below its carrying value. No impairments were required.

Subsequent to the Silver Lake Transaction, the Company’s trade name is amortized on an accelerated basis over its expected useful life of twenty years. No amortization expense was recorded for the year ended December 31, 2019 (Predecessor) and for the period from January 1, 2020 through January 31, 2020 (Predecessor). The Company recorded $7.5 million of amortization expense related to the trade name for the period from February 1, 2020 through December 31, 2020 (Successor).

Customer lists are amortized on an accelerated basis based upon their estimated useful lives, ranging from seven to fourteen years during the Predecessor period and fourteen years in the Successor period. In the Predecessor period, the weighted-average amortization period of customer lists was 13.3 years. The Company recorded $11.1 million, $0.8 million, and $65.2 million of amortization expense related to customer lists for the year ended December 31, 2019 (Predecessor), the period from January 1, 2020 through January 31, 2020 (Predecessor), and for the period from February 1, 2020 through December 31, 2020 (Successor), respectively.

The Company regularly evaluates the amortization period assigned to each intangible asset to ensure that there have not been any events or circumstances that warrant revised estimates of useful lives. In December 2020, the Company determined that there had been no triggering events that would require impairment of trade names or customer lists.

Income Taxes — Prior to the Silver Lake Transaction, the Company was not a taxable entity. However, the Company’s wholly owned, C-corporation subsidiaries were taxable entities. Accordingly, the Company has followed ASC 740, Income Taxes, which provides for income taxes using the liability method, which requires an asset and liability based approach in accounting for income taxes for all periods presented. Deferred income taxes reflect the net tax effect on future years of temporary differences in the carrying amount of assets and liabilities between financial statements and income tax purposes. Valuation allowances are established when the Company determines that it is more likely than not that some portion or the entire deferred tax asset will not be realized. The Company evaluates its effective tax rates regularly and adjusts them when appropriate based on currently available information relative to statutory rates, apportionment factors and the applicable taxable income in the jurisdictions in which the Company operates, among other factors.

The Company calculates additional tax provisions, where applicable, related to accounting for uncertainty in income taxes, which prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those

First Advantage Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTs (CONTINUED)

benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest benefit that has a greater than 50% likelihood of being realized upon settlement. The Company adjusts its estimates of uncertain tax positions periodically because of ongoing examinations by, and settlements with, various taxing authorities, as well as changes in tax laws, regulations, and interpretations. The Company classifies interest and penalties associated with its unrecognized tax benefits as a component of income tax expense (see Note 9).

Impairment of Long-Lived Assets — The Company regularly evaluates whether events and circumstances have occurred that indicate the carrying amount of property and equipment and finite-life intangible assets may not be recoverable. Conditions that could indicate an impairment assessment is needed include a significant decline in the observable market value of an asset or asset group, a significant change in the extent or manner in which an asset or asset group is used, or a significant adverse change that would indicate that the carrying amount of an asset or asset group is not recoverable. When factors indicate that these long-lived assets or asset groups should be evaluated for possible impairment, the Company assesses the potential impairment by determining whether the carrying value of such long-lived assets or asset groups will be recovered through the future undiscounted cash flows expected from use of the asset or asset group and its eventual disposition. If the carrying amount of the asset or asset group is determined not to be recoverable, an impairment charge is recorded based on the excess, if any, of the carrying amount over fair value. Fair values are determined based on quoted market values or discounted cash flows analyses as applicable. The Company regularly evaluates whether events and circumstances have occurred that indicate the useful lives of property and equipment and finite-life intangible assets may warrant revision. The Company determined the carrying values of its long-lived assets were not impaired as of December 31, 2019 (Predecessor) and December 31, 2020 (Successor).

Advertising Costs — Advertising costs are expensed as incurred and are included in selling, general and administrative expense in the accompanying consolidated statements of operations and comprehensive income (loss). Advertising costs were $1.8 million, $0.1 million, and $0.6 million for the year ended December 31, 2019 (Predecessor), the period from January 1, 2020 through January 31, 2020 (Predecessor), and for the period from February 1, 2020 through December 31, 2020 (Successor), respectively.

Derivative Instruments — The Company is exposed to certain risks relating to its ongoing business operations and mitigates interest rate risk through the use of derivative instruments. Interest rate swaps have been entered into to manage a portion of the interest rate risk associated with the Company’s variable-rate borrowings.

In accordance with ASC 815, Derivatives and Hedging, the derivative instruments are recognized and subsequently measured on the balance sheet at fair value. The Company reviewed its interest rate swaps and determined they do not meet the definition of cash flow hedges. Therefore, the guidance requires that the change in fair value of the interest rate swaps be recognized as a component of income or expense in the consolidated statements of operations and comprehensive income (loss) (see Note 8).

Concentrations of Credit Risk — Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. Substantially all of the Company’s cash and cash equivalent balances were deposited with financial institutions which management has determined to be high credit quality institutions. Accounts receivable represent credit granted to customers for services provided.

In February 2020, the Company entered into an interest rate collar agreement with a counterparty bank in order to reduce its exposure to interest rate volatility. The Company has determined the counterparty bank to be a high credit quality institution. The Company does not enter into financial instruments for trading or speculative purposes.

First Advantage Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTs (CONTINUED)

The Company did not have any customers which represented 10% of its consolidated revenues for the year ended December 31, 2019 (Predecessor) or during the period from January 1, 2020 through January 31, 2020 (Predecessor). The Company had one customer which represented approximately 12% of its consolidated revenues during the period from February 1, 2020 to December 31, 2020 (Successor). No other customer represented 10% or more of its revenue for the period. Additionally, the Company did not have any customers which represented 10% or more of its consolidated accounts receivable, net for any period presented.

Revenue Recognition — Revenues are recognized when control of the Company’s services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. In accordance with ASC 606, Revenue from Contracts with Customers, which was adopted as of January 1, 2019 using the modified retrospective method, revenues are recognized based on the following steps:

a.	Identify the contract with a customer

b.	Identify the performance obligations in the contract

c.	Determine the transaction price

d.	Allocate the transaction price to the performance obligations in the contract

e.	Recognize revenue when (or as) the entity satisfies a performance obligation

A substantial majority of the Company’s revenues are derived from pre-onboarding and related services to our customers on a transactional basis, in which an individual background screening package or selection of services is ordered by a customer related to a single individual. Substantially all of the Company’s customers are employers, staffing or related businesses. The Company satisfies its performance obligations and recognizes revenues for services rendered as the orders are completed and the completed reports are transmitted, or otherwise made available. The Company’s remaining services, substantially consisting of tax consulting, fleet management and driver qualification services, are delivered over time as the customer simultaneously receives and consumes the benefits of the services delivered. To measure the Company’s performance over time, the output method is utilized to measure the value to the customer based on the transfer to date of the services promised, with no rights of return once consumed. In these cases, revenues on transactional contracts with a defined price but an undefined quantity are recognized utilizing the right to invoice expedient resulting in revenue being recognized when the service is provided and becomes billable. Additionally, under this practical expedient, the Company is not required to estimate the transaction price.

The Company considers negotiated and anticipated incentives and estimated adjustments, including historical collections experience, when recording revenues.

The Company’s contracts with customers generally include standard commercial payment terms acceptable in each region, and do not include any financing components. The Company does not have any significant obligations for refunds, warranties, or similar obligations. The Company records revenues net of sales taxes. Due to the Company’s contract terms and the nature of the background screening industry, the Company determined its contract terms for ASC 606 purposes are less than one year. As a result, the Company uses the practical expedient which allows it to expense incremental costs of obtaining a contract, primarily consisting of sales commissions, as incurred.

The Company records third-party pass-through fees incurred as part of screening related services on a gross revenue basis, with the related expense recorded as a third-party records expense, as the Company has control over the transaction and is therefore considered to be acting as a principal. The Company records motor vehicle registration and other tax payments paid on behalf of the Company’s fleet management clients on a net revenue basis as the Company does not have control over the transaction and therefore is considered to be acting as an agent of the customer.

First Advantage Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTs (CONTINUED)

Contract balances are generated when the revenue recognized in a given period varies from billing. A contract asset is created when the Company performs a service for a customer and recognizes more revenue than what has been billed. Contract assets are included in accounts receivable in the accompanying consolidated balance sheets. A contract liability is created when the Company transfers a good or service to a customer and recognizes less than what has been billed. The Company recognizes these contract liabilities as deferred revenue when the Company has an obligation to perform services for a customer in the future and has already received consideration from the customer. Contract liabilities are included in deferred revenue in the accompanying consolidated balance sheets.

Foreign Currency — The functional currency of all of the Company’s foreign subsidiaries is the applicable local currency. The translation of the applicable foreign currencies into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using average exchange rates prevailing during the fiscal year. Adjustments resulting from the translation of foreign currency financial statements are accumulated net of tax in a separate component of members’ equity. Gains or losses resulting from foreign currency transactions are included in the accompanying consolidated statements of operations and comprehensive income (loss), except for those relating to intercompany transactions of a long-term investment nature, which are captured in a separate component of equity as accumulated other comprehensive loss.

Currency transaction losses included in the accompanying consolidated statements of operations and comprehensive income (loss) were approximately $0.3 million, $0.1 million, and ($0.3) million for the year ended December 31, 2019 (Predecessor), the period from January 1, 2020 through January 31, 2020 (Predecessor), and for the period from February 1, 2020 through December 31, 2020 (Successor), respectively. Currency translation (loss) income included in accumulated other comprehensive (loss) income were approximately ($0.3) million, ($0.0) million, and $2.5 million for the year ended December 31, 2019 (Predecessor), the period from January 1, 2020 through January 31, 2020 (Predecessor), and for the period from February 1, 2020 through December 31, 2020 (Successor), respectively.

Share-based Compensation — Prior to the Silver Lake Transaction, all share-based awards were issued to employees under the STG-Fairway Holdings, LLC Equity Incentive Plan (“Predecessor Plan”). As a result of the Silver Lake Transaction, this plan was dissolved as of the transaction date. After the Silver Lake Transaction, all share-based awards are issued by a parent of the Company under individual grant agreements and the partnership agreement (collectively the “Successor Plan”). Both plans were designed with the intention of promoting the long-term success of the Company by attracting, motivating, and retaining key employees of the Company. A total of approximately 8.4 million units are available for issuance under the Successor Plan. The Company accounts for awards issued under both plans in accordance with ASC 718, Compensation — Stock Compensation. Management expects to allow its employees granted awards under the Successor Plan to bear the risks and rewards normally associated with equity ownership for a reasonable period of time when all requisite vesting requirements have been rendered. The Company has the ability to determine how to settle awards granted under the Successor Plan. Awards issued under the Successor plan are callable by the issuing parent. As of December 31, 2020, no awards have been called and the Company has not deemed it probable that awards will be called in the future. Therefore, the related share-based awards are classified as equity.

The calculation of share-based employee compensation expense involves estimates that require management’s judgment. These estimates include the fair value of each of the share-based awards granted, which is estimated on the date of grant using a Black-Scholes option-pricing model. There are four inputs into the Black-Scholes option-pricing model: expected volatility, risk-free interest rates, expected term, and estimated fair value of the underlying unit. The Company estimates expected volatility based on an analysis of guidelines of publicly traded peer companies’ historical volatility. The

First Advantage Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTs (CONTINUED)

risk-free interest rate is based on the treasury constant maturities rate based on data published by the U.S. Federal Reserve. The expected term of share-based awards granted is derived from historical exercise experience under the Company’s share-based plans and represents the period of time that awards granted are expected to be outstanding. Because of the limitations on the sale or transfer of our equity as a privately held company and a lack of historical option exercises, the Company does not believe our historical exercise pattern is indicative of the pattern we will experience in future periods. The Company has consequently used the simplified method to calculate the expected term, which is the average of the contractual term and vesting period, and plans to continue to use simplified method until we have sufficient exercise and pricing history. Finally, the estimated fair value of a unit was determined using either the Silver Lake Transaction valuation or a blend of income and market approaches.

The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and the Company uses different assumptions, share-based compensation expenses could be materially different in the future. In addition, for awards with a service condition, the Company has elected to account for forfeitures as they occur. Therefore, the Company will reverse compensation costs previously recognized when an unvested award is forfeited. For awards with a performance condition, the Company is required to estimate the expected forfeiture rate, and only recognize expenses for those shares expected to vest. The Company estimates the expected forfeiture rate based on the Company’s historical data, grant terms and anticipated plan participant turnover. If the Company’s actual forfeiture rate is materially different from its estimate, the share-based compensation expense could be significantly different from what the Company has recorded in the current period. There were no grants made during the year ended December 31, 2019 (Predecessor) or the period from January 1, 2020 through January 31, 2020 (Predecessor).

Comprehensive Income (Loss) — Comprehensive income (loss) includes gains and losses from foreign currency translation adjustments, net.

Net Income (Loss) Per Share of Equity — Basic and diluted net income (loss) per unit (Predecessor) and basic net (loss) per share (Successor) are computed by dividing net income (loss) by the weighted average number of common units or shares outstanding during the period. Diluted net income (loss) per unit (Predecessor) and diluted net (loss) per share (Successor) is computed by dividing net income (loss) by the weighted average number of units or shares outstanding during the period after adjusting for the impact of securities that would have a dilutive effect on net income (loss) per unit or share. The Company uses the treasury stock method to incorporate potentially dilutive securities in diluted net income (loss) per unit or share.

For the year ended December 31, 2019 (Predecessor) and the period from January 1, 2020 through January 31, 2020 (Predecessor), the Company had Class B options, Class C options, and Class C RSUs issued under the Predecessor Plan. The potentially dilutive securities outstanding during the year ended December 31, 2019 (Predecessor) had a dilutive effect and were included in the calculation of diluted net income per unit for the period. The potentially dilutive securities outstanding during the period ended January 31, 2020 (Predecessor) had an anti-dilutive effect and were therefore not included in the calculation of diluted net (loss) per unit for the period. The Company did not have any potentially dilutive securities for the period from February 1, 2020 through December 31, 2020 (Successor).

Recent Accounting Pronouncements — The Company qualifies as an emerging growth company under the Jumpstart Our Business Startups (“JOBS”) Act. The JOBS Act permits the Company an extended transition period for complying with new or revised accounting standards affecting public companies. The Company has elected to use this extended transition period and adopt certain new accounting standards on the private company timeline, which means that the Company’s financial statements may not be comparable

First Advantage Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTs (CONTINUED)

to the financial statements of public companies that comply with such new or revised accounting standards on a non-delayed basis. The Company has elected the extended transition period for the adoption of the Accounting Standards Updates (“ASU”) below, except those where early adoption was both permitted and elected.

In February 2016, the FASB issued ASU 2016-02, Leases, and subsequently issued additional ASUs amending this ASU (collectively ASC 842, Leases) which amends various aspects of existing guidance for leases. This guidance requires an entity to recognize assets and liabilities arising from a lease for both financing and operating leases, along with additional qualitative and quantitative disclosures. The effective date of the new standard is extended to fiscal years beginning after December 15, 2021, with early adoption being permitted. The Company will adopt this guidance in 2022 but has not determined which transition method will be utilized. The Company expects the adoption of the new standard to have a material effect on the consolidated financial statements upon adoption. While the Company continues to assess all of the effects of the adoption, it currently believes the most significant effects relate to the recognition of new right-of-use (“ROU”) assets and lease liabilities on the consolidated balance sheets for operating leases, as well as providing significant new disclosures about leasing activities.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326) – Measurement of Credit Losses on Financial Instruments, which changes the way companies evaluate credit losses for most financial assets and certain other instruments. For trade and other receivables, held-to-maturity debt securities, loans and other instruments, entities will be required to use new forward-looking expected loss model to evaluate impairment, potentially resulting in earlier recognition of allowances for losses. Enhanced disclosures are also required, including the requirement to disclose the information used to track credit quality by year or origination for most financing receivables. The new standard is effective for fiscal years beginning after December 15, 2022. The Company will adopt this guidance in 2023, and does not expect adoption to have a material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract, which requires that issuers follow the internal-use software guidance in ASC 350-40 to determine which costs to capitalize as assets or expense as incurred. This guidance is effective for fiscal years beginning after December 15, 2020, with early adoption being permitted. The Company will adopt this guidance in 2021, and does not expect adoption to have a material impact on its consolidated financial statements in the near term. However, if the company enters into material new cloud computing arrangements in the future, this standard will impact the accounting for those arrangements which may have a material effect on future results.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This ASU removes specific exceptions to the general principles in Topic 740. Among other things it eliminates the need for an organization to analyze whether the following apply in a given period: exception to the incremental approach for intra-period tax allocation; exceptions to accounting for basis differences when there are ownership changes in foreign investments; and exception in interim period income tax accounting for year-to-date losses that exceed anticipated losses. This amendment also improves financial statement preparers’ application of income tax-related guidance and simplifies GAAP for: franchise taxes that are partially based on income; transactions with a government that result in a step up in the tax basis of goodwill; separate financial statements of legal entities that are not subject to tax; and enacted changes in tax laws in interim periods. This guidance is effective for annual reporting periods beginning after December 15, 2021, including interim periods therein. The Company will adopt this guidance in 2022, and does not expect adoption to have a material impact on its consolidated financial statements.

First Advantage Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTs (CONTINUED)

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting and in January 2021 issued ASU No. 2021-01, Reference Rate Reform (Topic 848): Scope. These ASUs provide temporary optional expedients and exceptions to existing guidance on contract modifications and hedge accounting to facilitate the market transition from existing reference rates, such as the London Inter-bank Offered Rate (“LIBOR”) which is being phased out beginning at the end of 2021, to alternate reference rates, such as the Secured Overnight Financing Rate (“SOFR”). These standards were effective upon issuance and allowed application to contract changes as early as January 1, 2020. These provisions may impact the Company as contract modifications and other changes occur during the LIBOR transition period. The Company continues to evaluate the optional relief guidance provided within these ASUs, has reviewed its debt securities, bank facilities, and derivative instruments and continues to evaluate commercial contracts that may utilize LIBOR as the reference rate. The Company will continue its assessment and monitor regulatory developments during the LIBOR transition period.

Recently Adopted Accounting Pronouncements — In 2020, the Company adopted ASU 2018-13, Fair Value Measurement: Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement, which eliminates, adds, and modifies certain disclosure requirements for fair value measurements as part of its disclosure framework project. Since ASU 2018-13 is disclosure-related only, the adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

3.	SILVER LAKE TRANSACTION

On January 31, 2020, a fund managed by Silver Lake acquired substantially all of the Company’s equity interests for approximately $1,576.0 million. A portion of the consideration was derived from members of the management team contributing an allocation of their Silver Lake Transaction proceeds. As part of the Silver Lake Transaction, the Predecessor Credit Facilities were all repaid in full at closing and a new financing structure was executed (see Note 7).

Silver Lake accounted for the Silver Lake Transaction as a business combination under ASC 805 and elected to apply pushdown accounting to the Company.

The allocation of the purchase price is based on the fair value of assets acquired and liabilities assumed as of the acquisition date, less transaction expenses funded by transaction proceeds. The following table summarizes the consideration paid and the amounts recognized for the assets acquired and liabilities assumed (in thousands):

Consideration
Cash, net of cash acquired	$1,556,810
Rollover management equity interests	19,148

Total fair value of consideration transferred	$1,575,958

Current assets	$145,277
Property and equipment, including software developed for internal use	236,775
Trade name	95,000
Customer lists	500,000
Deferred tax asset	106,327
Other assets	1,429
Current liabilities	(71,496)
Deferred tax liability	(198,535)
Other liabilities	(6,616)

Total identifiable net assets	$808,161

Goodwill	$767,797

First Advantage Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTs (CONTINUED)

Goodwill recognized in the Silver Lake Transaction is primarily attributable to assembled workforce and the expected growth of the Company, and a significant portion of goodwill is not deductible for tax purposes.

Costs incurred by the Company related to the Silver Lake Transaction were primarily composed of deferred financing costs associated with the new financing structure which have been capitalized within long-term debt in the accompanying consolidated balance sheets (see Note 7) and approximately $31.8 million of closing costs which have been recorded in transaction expenses, change in control in the accompanying consolidated statements of operations and comprehensive income (loss). Seller related costs were recorded as transaction expenses in the Predecessor, Silver Lake related costs were pushed down to the Company in the Successor period.

Pro Forma Results (Unaudited)

The following summary, prepared on a pro forma basis pursuant to ASC 805, presents the Company’s unaudited consolidated results of operations for the years ended December 31, 2019 and 2020 as if the Silver Lake Transaction had been completed on January 1, 2019. The pro forma results below include the impact of certain adjustments related to the amortization of intangible assets, transaction-related costs incurred as of the acquisition date, and interest expense on related borrowings, and in each case, the related income tax effects attributable to the Silver Lake Transaction. This pro forma presentation does not include any impact of transaction synergies. The pro forma results are not necessarily indicative of the results of operations that actually would have been achieved had the Silver Lake Transaction been consummated as of January 1, 2019.

	Years ended December 31,
(in thousands)	2019 (Unaudited)	2020 (Unaudited)
Revenue	$481,767	$509,154
Net (loss)	$(56,549)	$(43,627)

4.	ALLOWANCE FOR DOUBTFUL ACCOUNTS

The allowance for doubtful accounts as of December 31, 2019 (Predecessor) and December 31, 2020 (Successor) consisted of the following (in thousands):

Predecessor:
Balance – December 31, 2018	$1,004
Additions	341
Write-offs, net of recoveries	(253)
Foreign currency translation	(293)

Balance – December 31, 2019	$799
Additions	109
Write-offs, net of recoveries	(6)
Foreign currency translation	2

Balance – January 31, 2020	$904

Successor:
Balance – February 1, 2020	$—
Additions	1,263
Write-offs, net of recoveries	(10)
Foreign currency translation	(286)

Balance – December 31, 2020	$967

First Advantage Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTs (CONTINUED)

5.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net as of December 31, 2019 (Predecessor) and December 31, 2020 (Successor) consisted of the following (in thousands):

	Predecessor	Successor
	December 31, 2019	December 31, 2020
Furniture and equipment	$46,639	$15,214
Capitalized software for internal use, acquired by business combination	81,800	220,000
Capitalized software for internal use, developed internally or otherwise purchased	56,607	14,438
Leasehold improvements	5,204	2,402

Total property and equipment	190,250	252,054
Less: accumulated depreciation and amortization	(161,156)	(61,772)

Property and equipment, net	$29,094	$190,282

Depreciation and amortization expense of property and equipment was approximately $14.9 million, $1.3 million, and $62.3 million for the year ended December 31, 2019 (Predecessor), the period from January 1, 2020 through January 31, 2020 (Predecessor), and for the period from February 1, 2020 through December 31, 2020 (Successor), respectively.

6.	GOODWILL, TRADE NAME, AND CUSTOMER LISTS

The changes in the carrying amount of goodwill for the year ended December 31, 2019 (Predecessor), the period from January 1, 2020, through January 31, 2020 (Predecessor), and for the period from February 1, 2020 through December 31, 2020 (Successor) were as follows (in thousands):

Predecessor:
Balance – December 31, 2018	$261,583
Foreign currency translation	7

Balance – December 31, 2019	$261,590
Foreign currency translation	(61)

Balance – January 31, 2020	$261,529

Successor:
Balance – February 1, 2020	$767,797
Foreign currency translation	2,292

Balance – December 31, 2020	$770,089

First Advantage Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTs (CONTINUED)

The following summarizes the gross carrying value and accumulated amortization for the Company’s trade name and customer lists as of December 31 (in thousands):

	2019 (Predecessor)
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Useful Life (in years)
Trade name	$13,224	$—	$13,224	Indefinite
Customer lists	158,279	(105,710)	52,569	7-14 years

Total	$171,503	$(105,710)	$65,793

	2020 (Successor)
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Useful Life (in years)
Trade name	$95,230	$(7,528)	$87,702	20 years
Customer lists	501,210	(65,549)	435,661	14 years

Total	$596,440	$(73,077)	$523,363

Amortization expense of trade name and customer lists was approximately $11.1 million, $0.8 million, and $72.7 million for the year ended December 31, 2019 (Predecessor), the period from January 1, 2020 through January 31, 2020 (Predecessor), and for the period from February 1, 2020 through December 31, 2020 (Successor), respectively.

Amortization expense relating to trade name and customer lists is expected to be as follows (in thousands):

Years Ending December 31,

2021	$72,921
2022	66,184
2023	59,672
2024	53,759
2025	47,662
Thereafter	223,165

$523,363

First Advantage Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTs (CONTINUED)

7.	LONG-TERM DEBT

Predecessor

The fair value of the Company’s long-term debt obligations approximate their book value as of December 31, 2019 (Predecessor) and consisted of the following (in thousands):

Predecessor
December 31, 2019
Predecessor First Lien Facility	$401,941
Predecessor Second Lien Facility	150,000

Total debt	551,941
Less: Current portion of long-term debt	—

Total long-term debt	551,941
Less: Deferred financing costs	(11,102)

Long-term debt, net	$540,839

In June 2015, the Company entered into two secured credit facilities (collectively, the “Predecessor Credit Facilities”). The Predecessor Credit Facilities consisted of a First Lien Credit Agreement (“Predecessor First Lien Facility”) and a Second Lien Credit Agreement (“Predecessor Second Lien Facility”), which were placed with a syndicate of institutional lenders and financial institutions. The Predecessor First Lien Facility provided financing in the form of a $485.0 million term loan, which carried an interest rate of 5.25% plus the LIBOR, with a floor of 1.00%, due June 30, 2022. Beginning with the year ended December 31, 2016, the Predecessor First Lien Facility required mandatory payments based on calculated excess cash flow, as defined within the Predecessor First Lien Credit Agreement. For the one month period ended January 31, 2020 and for the year ended December 31, 2019, no payments were due related to the excess cash flow calculation. The Predecessor First Lien Facility also provided a $50 million revolving credit facility (“Predecessor Revolver”), which carried an interest rate of 5.25% plus LIBOR, due June 30, 2020. The Predecessor Second Lien Facility was due June 30, 2023 and provided financing in the form of a $150.0 million term loan which carried an interest rate of 9.25% plus LIBOR, with a floor of 1.00%. There were no scheduled principal payments under the Predecessor Second Lien Facility through maturity. The Predecessor Credit Facilities were secured by substantially all assets and capital stock owned by direct and indirect domestic subsidiaries and was governed by certain restrictive covenants including limitations on indebtedness, liens, and among other things investments and acquisitions. In the event the Company’s outstanding indebtedness under the Predecessor Revolver exceeded 20% of the committed revolving line of credit, it was required to maintain a consolidated net leverage ratio of 5.25 to 1. As of December 31, 2019 and January 31, 2020, the Company did not exceed borrowings of $10.0 million (20% of the committed revolving line of credit) under the Predecessor Revolver, and therefore was not subject to the consolidated net leverage ratio covenant and was compliant with all other covenants under the Predecessor Credit Facilities.

In January 2020, prior to the Silver Lake Transaction, the Company repaid $34.0 million of the Predecessor First Lien Facility, and the remaining Predecessor First Lien Facility and Predecessor Second Lien Facility were fully repaid at the time of the Silver Lake Transaction. As a result of this refinancing, a loss on extinguishment of debt of $10.5 million was recorded in the period from January 1, 2020 through January 31, 2020.

First Advantage Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTs (CONTINUED)

Successor

The fair value of the Company’s long-term debt obligations approximate their book value as of December 31, 2020 (Successor) and consisted of the following (in thousands):

Successor
December 31, 2020
Successor First Lien Facility	$666,650
Successor Second Lien Facility	145,000

Total debt	811,650
Less: Current portion of long-term debt	(6,700)

Total long-term debt	804,950
Less: Deferred financing costs	(26,345)

Long-term debt, net	$778,605

On January 31, 2020, the Predecessor Credit Facilities (described above) were repaid in full as part of the Silver Lake Transaction. As part of the Silver Lake Transaction, a new financing structure was established consisting of a new First Lien Credit Agreement (“Successor First Lien Agreement”) and a new Second Lien Credit Agreement (“Successor Second Lien Agreement”) (collectively, the “Successor Credit Facilities”). The Successor First Lien Agreement provides financing in the form of a $670.0 million term loan due January 31, 2027, carrying an interest rate of 3.25% to 3.50%, based on the first lien leverage ratio, plus LIBOR and a new $75.0 million revolving credit facility due January 31, 2025 (“Successor Revolver”). The Successor First Lien Agreement requires mandatory quarterly repayments of 0.25% of the original loan balance commencing September 30, 2020. Beginning with the year ended December 31, 2021, the Successor First Lien Facility requires mandatory payments based on calculated excess cash flow, as defined within the Successor First Lien Credit Agreement. The Successor Second Lien Agreement provides financing in the form of a $145.0 million term loan due January 31, 2028, carrying an interest rate of 8.50% plus LIBOR. The Successor Credit Facilities are collateralized by substantially all assets and capital stock owned by direct and indirect domestic subsidiaries and is governed by certain restrictive covenants including limitations on indebtedness, liens, and among other things investments and acquisitions. In the event the Company’s outstanding indebtedness under the Successor Revolver exceeds 35% of the aggregate principal amount of the revolving commitments then in effect, it is required to maintain a consolidated first lien leverage ratio of 7.75 to 1. As of December 31, 2020, the Company did not exceed borrowings of 35% of the aggregate principal amount of the revolving commitments, and therefore was not subject to the consolidated first lien leverage ratio covenant and was compliant with all other covenants under the agreements.

Scheduled maturities of long-term debt as of December 31, 2020, are as follows (in thousands):

Years Ending December 31,

2021	$6,700
2022	6,700
2023	6,700
2024	6,700
2025	6,700
Thereafter	778,150

$811,650

First Advantage Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTs (CONTINUED)

In February 2021, the Company refinanced the Successor First Lien Agreement and fully repaid the outstanding balance on the Successor Second Lien Agreement (see Note 17).

8.	DERIVATIVES

In February 2020, the Company entered into an interest rate collar agreement with a counterparty bank in order to reduce its exposure to interest rate volatility. In this agreement, the Company and the counterparty bank agreed to a one-month LIBOR floor of 0.48% and a cap of 1.50% on a portion of the Company’s Successor First Lien Facility. The notional amount of this agreement is $405.0 million through February 2022 at which time the notional amount reduces to $300.0 million through February 2024.

The following is a summary of location and fair value of the financial position and location and amount of gains and losses recorded related to the derivative instruments (in thousands):

		Fair Value		Gain/(Loss)
Derivatives not designated as hedging instruments	Balance Sheet Location	As of December 31, 2020	Income Statement Location	Period from February 1, 2020 through December 31, 2020 (Successor)
Interest rate swaps	Other Liabilities	$3,615	Interest expense, net	$ (4,383)

9.	INCOME TAXES

The Company wholly owns First Advantage Corporation, a U.S. domiciled corporation. The Company’s income tax expense and income tax balance sheet accounts reflect the results of First Advantage Corporation and its subsidiaries.

The domestic and foreign components of income (loss) before provision for income taxes for the year ended December 31, 2019 (Predecessor), the period from January 1, 2020 through January 31, 2020 (Predecessor), and for the period from February 1, 2020 through December 31, 2020 (Successor), respectively, were as follows (in thousands):

	Predecessor		Successor
	Year Ended December 31, 2019	Period from January 1, 2020 through January 31, 2020	Period from February 1, 2020 through December 31, 2020
Income (loss) before provision for income taxes from United States operations	$29,196	$(38,181)	$(68,008)
Income before provision for income taxes from foreign operations	11,952	780	9,161

Net income (loss) before provision for income taxes	$41,148	$(37,401)	$(58,847)

First Advantage Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTs (CONTINUED)

The domestic and foreign components of the provision for income taxes for the year ended December 31, 2019 (Predecessor), the period from January 1, 2020 through January 31, 2020 (Predecessor), and for the period from February 1, 2020 through December 31, 2020 (Successor), respectively, were as follows (in thousands):

	Predecessor		Successor
	Year Ended December 31, 2019	Period from January 1, 2020 through January 31, 2020	Period from February 1, 2020 through December 31, 2020
Current:
Federal	$(96)	$(2)	$51
State	784	(79)	1, 994
Foreign	4,161	128	3,818

Total Current	$4,849	$47	$5,863

Deferred:
Federal	$1,778	$(701)	$(16,144)
State	389	(149)	(784)
Foreign	(118)	(68)	(290)

Total Deferred	$2,049	$(918)	$(17,218)

Total	$6,898	$(871)	$(11,355)

In the Predecessor periods, our effective tax rate was significantly impacted by the recognition of a valuation allowance against certain deferred tax assets, primarily in the United States. In the Successor period, based upon the weight of all available evidence, the Company no longer maintains a valuation allowance against deferred tax assets in the United States.

First Advantage Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTs (CONTINUED)

The following table reconciles the U.S. statutory federal tax rate of 21% to the Company’s effective income tax rate of 16.71%, 2.33%, and 19.29% for the year ended December 31, 2019 (Predecessor), the period from January 1, 2020 through January 31, 2020 (Predecessor), and for the period from February 1, 2020 through December 31, 2020 (Successor), respectively:

	Predecessor		Successor
	Year Ended December 31, 2019	Period from January 1, 2020 through January 31, 2020	Period from February 1, 2020 through December 31, 2020
U.S. federal statutory rate	21.00%	21.00%	21.00%
State and local income taxes – net of federal tax benefits	4.84	(0.99)	(1.50)
Foreign rate difference	1.28	0.06	(0.14)
Change in valuation allowance	(13.81)	(12.37)	0.00
GILTI inclusion	3.41	(0.34)	2.71
Transaction cost	—	(3.14)	(1.09)
Share-based compensation	0.47	(2.23)	(0.40)
Rate change impact	1.37	—	—
US research and development credit	(2.03)	0.35	0.85
Withholding tax	0.78	—	(1.90)
Other nondeductible items	(0.60)	(0.01)	(0.24)

Effective rate	16.71%	2.33%	19.29%

The U.S. Tax Cuts and Jobs Act of 2017 (“2017 Tax Act”) significantly revised U.S. corporate income tax law including a federal corporate rate reduction from 35% to 21%, limitations on the deductibility of interest expense and executive compensation, enhanced accelerated depreciation deductions, and creation of a new Global Intangible Low-Taxed Income (“GILTI”) and transition tax as a result of the transition of U.S. international taxation from a worldwide tax system to a modified territorial tax system. As a result of the 2017 Tax Act, the Company: (1) limited $35.6 million, $38.4 million, and $0.0 million of its interest expense deduction for the year ended 2019 (Predecessor), the period from January 1, 2020 through January 31, 2020 (Predecessor), and the period from February 1, 2020 through December 31, 2020 (Successor), respectively, which will be a carryforward indefinitely; and (2) recognized $6.7 million, $0.6 million, and ($1.6) million of GILTI for the year ended 2019 (Predecessor), the period from January 1, 2020 through January 31, 2020 (Predecessor), and the period from February 1, 2020 through December 31, 2020 (Successor), respectively. In 2020, the Company made a retroactive GILTI high-tax exception election in accordance with the final GILTI regulations issued on July 23, 2020, which resulted in a $1.6 million reversal of GILTI inclusion in the period from February 1, 2020 through December 31, 2020 (Successor). The Company has elected to provide for the tax expense related to GILTI in the year the tax is incurred as a period expense.

As of December 31, 2020, the Company has $36.8 million of accumulated unremitted earnings generated by its foreign subsidiaries. Under the Tax Act, a portion of these earnings was subject to U.S. federal taxation with the one-time transition tax. The Company asserts indefinite reinvestment on its unremitted earnings as well as any other additional outside basis differences of its foreign subsidiaries at December 31, 2020. Any future reversals could be subject to additional foreign withholding taxes, U.S. state taxes and certain tax impacts relating to foreign currency exchange effects on any future repatriations of the unremitted earnings.

First Advantage Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTs (CONTINUED)

The primary components of temporary differences that give rise to the Company’s net deferred tax liability as of December 31, 2019 (Predecessor) and December 31, 2020 (Successor) consisted of the following (in thousands):

	Predecessor	Successor
	December 31, 2019	December 31, 2020
Deferred tax assets:
Federal net operating loss carryforwards	$36,550	$41,498
State net operating loss carryforwards	9,754	9,200
Foreign net operating loss carryforwards	8,277	8,808
Deferred revenue	205	109
Bad debt reserves	290	277
Employee benefits	2,128	2,211
Share-based compensation	561	195
Accrued expenses and loss reserves	1,381	3,997
Interest subject to IRC Section 163(j)	8,861	—
Other deferred tax assets	5,633	8,679
Depreciable and other amortizable assets	11,317	—
Less: Valuation allowance	(61,349)	(4,560)

Total deferred tax asset	$23,608	$70,414

Deferred tax liabilities:
Trade name	$(2,179)	$(22,124)
Goodwill	(33,200)	(3,600)
Depreciable and other amortizable assets	—	(130,523)
Other deferred liabilities	(64)	(130)

Total deferred tax liability	$(35,443)	$(156,377)

Net deferred tax liability	$(11,835)	$(85,963)

On March 18, 2020, the Families First Coronavirus Response Act (“FFCR Act”), and on March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) were each enacted in response to the COVID-19 pandemic. Some of the key tax-related provisions benefiting the Company include favorable modifications to the limitation on the deductibility of business interest and payroll tax deferral. As a result of the adjustment to the business interest limitations, the Company was eligible to increase its deductible interest expense in the years ended December 31, 2019 (Predecessor) and December 31, 2020 (Successor) .

As of December 31, 2019 (Predecessor) and December 31, 2020 (Successor), the Company believes that federal, state, and foreign net operating loss carryforwards will be available to reduce future taxable income after taking into account various federal and foreign limitations on the utilization of such net operating loss carryforwards. The net operating loss carryforward balances as of December 31, 2019 (Predecessor) and December 31, 2020 (Successor), are as follows (in thousands):

	Predecessor	Successor
	December 31, 2019	December 31, 2020
Federal	$175,488	$197,607
State	172,905	166,196
Foreign	36,242	35,992

	$384,635	$399,795

First Advantage Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTs (CONTINUED)

The Company has $2.7 million and $3.2 million of research and development credit carryforwards as of December 31, 2019 (Predecessor) and December 31, 2020 (Successor), respectively, that will expire beginning 2034. The Company believes that the research and development credit carryforwards will be utilized to reduce future tax liability before it expires.

ASC 740 requires a valuation allowance to reduce the deferred income tax assets recorded if, based on the weight of the evidence, it is more likely than not, that some or all of the deferred income tax assets will not be realized. The Company evaluates all of the positive and negative evidence to determine the need for a valuation allowance. In making such a determination, management considers all available positive and negative evidence, including scheduled reversals of deferred income tax liabilities, the ability to carryback net operating losses, tax planning strategies and recent financial operations. After consideration of all of the evidence, the Company has determined that a valuation allowance of $61.3 million and $4.6 million is necessary on December 31, 2019 (Predecessor) and December 31, 2020 (Successor), respectively. The decrease in the valuation allowance is primarily due to the reversal of the U.S. valuation allowance as a result of the Silver Lake Transaction. The Company had excess deferred tax liabilities over its deferred tax assets due to significant non-goodwill intangible assets with no tax basis that were generated from the Silver Lake Transaction, which provide a source of future taxable income to realize the deferred tax assets. Accordingly, the Company reversed its U.S. valuation allowance as part of its accounting for the Silver Lake Transaction.

The Company is no longer subject to U.S. federal examinations by tax authorities for years before 2012, and state, local, and non-U.S. income tax examinations by tax authorities before 2004.

The aggregate changes in the balance of our gross unrecognized tax benefits, excluding accrued interest, were as follows for the year ended December 31, 2019 (Predecessor), the period from January 1, 2020, through January 31, 2020 (Predecessor), and for the period from February 1, 2020 through December 31, 2020 (Successor) were as follows (in thousands):

	Predecessor		Successor
	Year Ended December 31, 2019	Period from January 1, 2020 through January 31, 2020	Period from February 1, 2020 through December 31, 2020
Balance, beginning of period	$1,384	$1,296	$1,290
Increases for tax positions related to prior years	48	4	51
Decreases for tax positions related to prior years	(136)	(10)	—

Balance, end of period	$1,296	$1,290	$1,341

An income tax benefit of $1.3 million would be recorded if these unrecognized tax benefits are recognized. The Company believes it is reasonably possible that its liability for unrecognized tax benefits will significantly decrease in the next twelve months. The Company recognizes accrued interest related to unrecognized tax benefits in interest expense and penalties in income tax expense.

10.	REVENUES

Performance obligations

Substantially all of the Company’s revenues are recognized at a point in time when the orders are completed and the completed reports are reported, or otherwise made available. For revenues delivered over time, the

First Advantage Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTs (CONTINUED)

output method is utilized to measure the value to the customer based on the transfer to date of the services promised, with no rights of return once consumed. In these cases, revenue on transactional contracts with a defined price but an undefined quantity is recognized utilizing the right to invoice expedient resulting in revenues being recognized when the service is provided and becomes billable. Additionally, under this practical expedient, the Company is not required to estimate the transaction price.

Accordingly, in any period, the Company does not recognize a significant amount of revenues from performance obligations satisfied or partially satisfied in prior periods and the amount of such revenues recognized for the year ended December 31, 2019 (Predecessor), the period from January 1, 2020 through January 31, 2020 (Predecessor), and the period from February 1, 2020 through December 31, 2020 (Successor) were immaterial.

Disaggregation of revenues

The Company based revenues by geographic region in which the revenues and invoicing were recorded. Other than the United States, no single country accounted for 10% or more of our total revenues during these periods.

	Predecessor		Successor
(in thousands)	Year Ended December 31, 2019	Period from January 1, 2020 through January 31, 2020	Period from February 1, 2020 through December 31, 2020
Revenues
North America	$423,164	$32,411	$430,002
International	62,948	4,665	45,818
Eliminations	(4,345)	(291)	(3,451)

Total revenues	$481,767	$36,785	$472,369

Contract assets and liabilities

The contract asset balance, primarily consisting of revenue recognized but not yet billed, was $6.1 million and $4.2 million as of December 31, 2019 (Predecessor) and December 31, 2020 (Successor), respectively, and is included in accounts receivable, net in the accompanying consolidated balance sheets. The contract liability balance, primarily consisting of deferred revenue, was $0.7 million and $0.4 million as of December 31, 2019 (Predecessor) and December 31, 2020 (Successor), respectively, and is included in deferred revenue in the accompanying consolidated balance sheets. An immaterial amount of revenue was recognized in the current period related to the beginning balance of deferred revenue.

11.	SHARE-BASED COMPENSATION

Predecessor

Class B awards issued under the Predecessor Plan consisted of options and profits interests and generally vested over five years at a rate of 20% per year. The Class B options issued under the Predecessor Plan generally expired ten years after the grant date.

Class C awards issued under the Predecessor Plan consisted of options and profits interests and generally vested based on two criteria (50% each): (1) Time — awards vested over five years at a rate

First Advantage Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTs (CONTINUED)

of 20% per year; and (2) Performance — awards vested based on the Company achieving certain revenue growth and EBITDA targets or on achieving certain enterprise value targets upon the sale of the Company. The Class C options issued under the Predecessor Plan generally expired ten years after the grant date.

There were 1,700,051 Class B profits interests and 12,621,955 Class C profits interests under the Predecessor Plan for the year ended December 31, 2019 (Predecessor) and for the period from January 1, 2020 to January 31, 2020 (Predecessor). As of January 31, 2020 all profits interest grants were vested.

Share-based employee compensation expense was approximately $1.2 million and $4.0 million for the year ended December 31, 2019 (Predecessor) and for the period from January 1, 2020 to January 31, 2020 (Predecessor), respectively. Expenses of $0.2 million, $0.1 million, and $0.9 million for the year ended December 31, 2019 (Predecessor) and $0.2 million, $0.0 million, and $3.8 million for the period from January 1, 2020 through January 31, 2020 (Predecessor) are recognized in cost of services, product and technology expense, and selling, general, and administrative expense, respectively, in the accompanying consolidated statements of operations and comprehensive income (loss).

As a result of the Silver Lake Transaction, certain awards issued under the Predecessor Plan were granted accelerated vesting upon the closing of the transaction. In accordance with ASC 718, Compensation – Stock Compensation, the Company recorded the additional associated expense of approximately $3.9 million in the period from January 1, 2020 to January 31, 2020 (Predecessor). All remaining unvested awards were forfeited.

A summary of the option unit activity under the Predecessor Plan for the year ended December 31, 2019 (Predecessor) and for the period from January 1, 2020 to January 31, 2020 (Predecessor) is as follows:

		Class B		Class C
		Units	Weighted Average Exercise Price	Units	Weighted Average Exercise Price
December 31, 2018	Grants outstanding	331,666	$1.45	3,792,205	$2.00
	Forfeited	—	$—	(3,437)	$2.00
December 31, 2019	Grants outstanding	331,666	$1.45	3,788,768	$2.00
	Forfeited	—	$—	(72,500)	$2.00

January 31, 2020	Grants outstanding	331,666	$1.45	3,716,268	$2.00

January 31, 2020	Grants vested	271,666	$1.45	3,206,998	$2.00
January 31, 2020	Grants unvested	60,000	$1.45	509,270	$2.00

First Advantage Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTs (CONTINUED)

Successor

The fair value for awards granted during the period from February 1, 2020 to December 31, 2020 (Successor), was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2020 Class B	2020 Class C
Expected volatility	30.9%	30.08%
Risk-free interest rate	1.28%	1.47%
Expected term (in years)	6.25	6.25
Estimated fair-value of the underlying unit	$10.06	$10.00

Awards issued under the Successor Plan consist of options and profits interests and vest based on two criteria (50% each): (1) Time — awards vest over five years at a rate of 20% per year; and (2) Performance — awards vest based upon a combination of the five-year time vesting, subject to the Company’s investors receiving a targeted money-on-money return. Options issued under the Successor Plan generally expire ten years after the grant date.

Share-based employee compensation expense was approximately $1.9 million for the period from February 1, 2020 to December 31, 2020 (Successor), of which $0.1 million, $0.2 million, and $1.6 million are recognized in cost of services, product and technology expense, and selling, general, and administrative expense, respectively, in the accompanying consolidated statements of operations and comprehensive income (loss). As of December 31, 2020, the Company had approximately $19.7 million of unrecognized pre-tax noncash compensation expense, comprised of approximately $11.5 million related to profits interests units and approximately $8.2 million related to option units, which the Company expects to recognize over a weighted average period of 2.5 years.

A summary of the profits interest unit activity under the Successor Plan for the period from February 1, 2020 to December 31, 2020 (Successor) is as follows:

		Class C
		Units
February 1, 2020	Grants outstanding	—
	Issued	4,501,056
	Forfeited	(643,008)

December 31, 2020	Grants outstanding	3,858,048

December 31, 2020	Grants vested	—
December 31, 2020	Grants unvested	3,858,048

First Advantage Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTs (CONTINUED)

A summary of the option unit activity under the Successor Plan for the period from February 1, 2020 to December 31, 2020 (Successor) is as follows:

		Class B
		Units	Weighted Average Exercise Price
February 1, 2020	Grants outstanding	—	$—
	Issued	2,867,694	$10.06
	Forfeited	(133,960)	$10.00

December 31, 2020	Grants outstanding	2,733,734	$10.06

December 31, 2020	Grants vested	—	$—
December 31, 2020	Grants unvested	2,733,734	$10.06

12.	EQUITY

Predecessor

The Company authorized the issuance of an aggregate of 165,000,000 units consisting of three classes of units as follows: 140,000,000 Class A units, 7,500,000 Class B units, and 17,500,000 Class C units. All units had no par value.

Class A Units — As of December 31, 2019, 140,000,000 Class A units were authorized and 138,714,853 units were issued. These units represented the most preferred class of equity and entitled the holders to the return of their capital contributions before amounts were distributed with respect to any other units.

Class B Units — As of December 31, 2019, 7,500,000 Class B units were authorized and 1,700,051 units were issued. These units represented common equity in that they provided rights to distributions junior to the A Units. These units reflected an equity interest in the entire company and were used for share-based compensation purposes.

Class C Units — As of December 31, 2019, 17,500,000 Class C units were authorized and 9,271,556 units were issued. These units represented common equity in that they provided rights to distributions junior to the A Units. These units represented an equity interest in the entire Company with rights to distributions from earnings generated only by the Company’s screening business. Class C units were used for share-based compensation purposes.

Successor

The Company’s legal entity structure was changed as a result of the Silver Lake Transaction, resulting in the dissolution of all authorized and outstanding unit classes. Following the Silver Lake Transaction, the Company operates with one class of common stock consisting of 1,000,000,000 shares authorized and 130,000,000 shares issued and outstanding. The shares have a $0.001 par value.

During the period ended December 31, 2020 (Successor), the Company’s parent received a $50.0 million strategic investment in the Company’s equity by a leading provider of enterprise cloud applications for finance and human resources. This investment was contributed to the Company as a capital contribution.

First Advantage Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTs (CONTINUED)

13.	COMMITMENTS AND CONTINGENCIES

Leases — The Company leases its office facilities and certain equipment under various leases classified as operating leases. Rent expense under operating leases was approximately $5.9 million, $0.5 million and $5.3 million for the year ended December 31, 2019 (Predecessor), the period from January 1, 2020 through January 31, 2020 (Predecessor), and for the period from February 1, 2020 through December 31, 2020 (Successor), respectively.

The Company leases certain technology equipment assets under various leases classified as capital leases. The leased equipment is depreciated on a straight-line basis over the lease terms, which range from three to five years. Included in property and equipment, net are capital leases with a cost of $11.2 million and $5.0 million and accumulated depreciation of $6.0 million and $2.5 million as of December 31, 2019 (Predecessor) and December 31, 2020 (Successor), respectively. The current portion of the capital lease liability is included in accrued liabilities and the long-term capital lease liability is included in other liabilities in the accompanying consolidated balance sheets.

Amortization and interest expense related to capital leases for the year ended December 31, 2019 (Predecessor), the period from January 1, 2020 through January 31, 2020 (Predecessor), and for the period from February 1, 2020 through December 31, 2020 (Successor), are as follows (in thousands):

	Predecessor		Successor
	Year Ended December 31, 2019	Period from January 1, 2020 through January 31, 2020	Period from February 1, 2020 through December 31, 2020
Depreciation and amortization	$3,173	$231	$2,282
Interest expense	$395	$26	$206

Future minimum rental payments under operating leases that have initial non-cancelable lease terms in excess of one year, future minimum rental payments under capital leases and the present value of minimum lease payments under capital leases as of December 31, 2020, are as follows (in thousands):

Years Ending December 31,
	Operating Leases	Capital Leases
2021	$5,666	$1,777
2022	3,620	916
2023	2,010	106
2024	1,725	—
2025	519	—
Thereafter	476	—

Total minimum lease payments	$14,016	2,799

Less: Imputed interest		(132)

Present value of minimum lease payments under capital leases		2,667
Less: Current portion of capital lease liability		(1,679)

Total long-term capital lease liability		$988

First Advantage Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTs (CONTINUED)

Litigation — The Company is involved in litigation from time to time in the ordinary course of business. At times, the Company, given the nature of its background screening business, could become subject to lawsuits, or potential class action lawsuits, in multiple jurisdictions, related to claims brought primarily by consumers or individuals who were the subject of its screening services.

For all pending matters, the Company believes it has meritorious defenses and intends to defend vigorously or otherwise seek indemnification from other parties as appropriate. However, the Company has recorded a liability of $10.0 million and $8.1 million at December 31, 2019 (Predecessor) and December 31, 2020 (Successor), respectively, for matters that it believes a loss is both probable and estimable. This is included in accrued liabilities in the accompanying consolidated balance sheets.

In June 2014 and September 2015, two separate class action cases were filed against the Company in the State of California. The two cases are now being coordinated together under a single judge and a settlement agreement has been agreed to, pending court approval. As a result, the Company recorded a total liability of $6.3 million for these two cases on December 31, 2019 (Predecessor) and December 31, 2020 (Successor), respectively. This liability represents the Company’s agreed-upon settlement amount and related class action administrative fees. Additionally, the Company maintains liability insurance programs to manage its litigation risks and the Company’s insurers have agreed to a single deductible to be applied to the two cases. As a result, the Company has recorded a total insurance recoverable asset for these two cases of $2.1 million and $2.2 million at December 31, 2019 (Predecessor) and December 31, 2020 (Successor), respectively, which represents the portion of the legal settlement and legal fees incurred expected to be recovered from the Company’s insurers. This is included in prepaid expenses and other current assets in the accompanying consolidated balance sheets.

The Company will continue to evaluate information as it becomes known and will record an estimate for losses at the time when it is both probable that a loss has been incurred and the amount of the loss is reasonably estimable.

14.	RELATED PARTY TRANSACTIONS

Predecessor

In the ordinary course of business in the Predecessor period, the Company entered into transactions with related parties, primarily with STG and one of STG’s other investments, Symphony Talent, LLC.

Total expenses recorded and paid to STG, primarily related to healthcare premiums, were $6.0 million and $0.0 million for the year ended December 31, 2019 (Predecessor) and for the period from January 1, 2020 through January 31, 2020 (Predecessor), respectively. In January 2020, the Company and STG entered into a Termination Agreement, in which all obligations and liabilities under the benefits arrangement were cancelled.

In January 2020, the Company and Symphony Talent, LLC entered into a Debt Forgiveness Agreement in which the Company forgave a loan receivable, including accrued interest and other transaction related receivables, the Company had previously fully impaired in 2018. Subsequent to the impairment and prior to the execution of the Debt Forgiveness Agreement, $0.4 million in interest was collected related to this note receivable and was recorded in interest income in the accompanying consolidated statements of operations and comprehensive income (loss) for the year ended December 31, 2019 (Predecessor).

Successor

The Company has no material related party transactions.

First Advantage Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTs (CONTINUED)

15.	NET INCOME (LOSS) PER SHARE

Basic and diluted net income (loss) per share was calculated as follows (in thousands, except unit, per-unit, share, and per-share amounts):

	Predecessor				Successor
	For the Year Ended December 31, 2019		Period from January 1, 2020 through January 31, 2020		Period from February 1, 2020 through December 31, 2020
Basic and diluted net income (loss) per share	$	n/a	$	n/a		$(0.37)
Numerator:
Net income (loss)	$	n/a	$	n/a		$(47,492)
Denominator:
Weighted-average common shares outstanding used in computing basic and diluted net income (loss) per share		n/a		n/a		130,000,000

Basic net income (loss) per unit		$0.23		$(0.24)	$	n/a
Diluted net income (loss) per unit		$0.21		$(0.24)	$	n/a
Numerator:
Net income (loss)		$34,250		$(36,560)	$	n/a
Denominator
Weighted-average common shares outstanding used in computing basic net income (loss) per unit		149,686,460		149,686,460		n/a
Add options and restricted stock units to purchase units		14,193,306		—		n/a

Weighted-average shares used in computing diluted net income (loss) per unit		163,879,766		149,686,460		n/a

16.	ENTITY-WIDE DISCLOSURES

The authoritative guidance for disclosures about segments of an enterprise establishes standards for reporting information about operating segments. It defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker (“CODM”) in deciding how to allocate resources and in assessing performance. Our Chief Executive Officer is our CODM. Our CODM manages our business and reviews operating results at the consolidated entity level for purposes of making resource allocation decisions and for evaluating financial performance. Accordingly, we consider ourselves to be in a single operating and reporting segment structure.

The following table sets forth net long-lived assets by geographic area (in thousands):

	Predecessor	Successor
	December 31, 2019	December 31, 2020
Long-lived assets, net
United States, country of domicile	$347,856	$1,266,000
International	8,622	217,826

Total long-lived assets, net	$356,478	$1,483,826

First Advantage Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTs (CONTINUED)

17.	SUBSEQUENT EVENTS

The Company has evaluated events that occurred subsequent to December 31, 2020 for potential recognition and disclosure in these consolidated financial statements. Any material subsequent events were evaluated through the date of issuance, April 2, 2021, of these consolidated financial statements and updated such evaluation for disclosure purposes through June 14, 2021, with respect to the stock split as discussed below.

In February 2021, the Company refinanced its Successor First Lien Credit Facility term loan at an increased principal amount of $766.6 million due January 31, 2027, carrying a reduced interest rate of 3.00% to 3.25%, based on the first lien leverage ratio, plus LIBOR. No changes were made to the associated revolving line of credit due January 31, 2025. In connection with the refinancing of our Successor First Lien Credit Facility term loan, we fully repaid our Successor Second Lien Credit Facility. As a result of these transactions the Company will record a total loss on extinguishment of debt of approximately $13.9 million, composed of the write-off of unamortized deferred financing costs plus a prepayment premium, accrued interest, and other miscellaneous fees.

In March 2021, the Company, through its wholly-owned subsidiary in the United Kingdom, entered into an agreement to acquire certain assets comprising the background screening business unit from GB Group PLC for £5.4 million, or approximately $7.5 million. The transfer of ownership became effective on March 31, 2021 and will establish the Company as one of the largest background screening providers in the region. The Company will be deemed to be the acquirer under ASC 805, and, as a result, will record the related purchase accounting in the first quarter of 2021.

In connection with preparing for an initial public offering, the Company’s Board of Directors approved and made effective a 1,300,000-for-one stock split of the Company’s common stock on June 11, 2021. The par value per share of common stock remained unchanged at $0.001 per share. Authorized shares were increased from 10,000 shares to 1,000,000,000 shares. The accompanying financial statements and notes thereto give retroactive effect to the stock split for all Successor periods presented. All common share and per share amounts in the accompanying financial statements and notes have been retroactively adjusted to give effect to the stock split, including reclassifying an amount equal to the increase in aggregate par value of “common stock” from “additional paid-in capital.”

First Advantage Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTs (CONTINUED)

18.	CONDENSED FINANCIAL INFORMATION OF REGISTRANT

FIRST ADVANTAGE CORPORATION

(PARENT COMPANY ONLY)

CONDENSED BALANCE SHEETS

(in thousands, except share and per share data)

	As of December 31,
	2019	2020
ASSETS
Investment in subsidiaries	$—	$792,394

LIABILITIES AND EQUITY

Liabilities	$—	$—

EQUITY
Common stock—$0.001 par value; 1,000,000,000 shares authorized; 130,000,000 shares issued and outstanding as of December 31, 2020	—	130
Additional paid-in-capital	—	837,272
Accumulated deficit	—	(47,492)
Accumulated other comprehensive income	—	2,484

Total equity	—	792,394

TOTAL LIABILITIES AND EQUITY	$—	$792,394

The accompanying note is an integral part of these condensed financial statements.

First Advantage Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTs (CONTINUED)

FIRST ADVANTAGE CORPORATION

(PARENT COMPANY ONLY)

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)

(in thousands, except share and per share data)

	For the Period from November 15, 2019 through December 31, 2019	For the Year Ended December 31, 2020
Equity in net (loss) of subsidiaries	$—	$(47,492)

NET (LOSS)	—	(47,492)

Foreign currency translation adjustments	—	2,484

COMPREHENSIVE (LOSS)	$—	$(45,008)

NET (LOSS)	$—	$(47,492)
Basic and diluted net (loss) per share	$—	$(0.37)
Weighted average number of shares outstanding – basic and diluted	130,000,000	130,000,000

A statement of cash flows has not been presented as First Advantage Corporation parent company did not have any cash as of, or at any point in time during, the period ended December 31, 2019 and the year ended December 31, 2020.

The accompanying note is an integral part of these condensed financial statements.

Note to Condensed Financial Statements of Registrant (Parent Company Only)

Basis of Presentation

Fastball Intermediate, Inc. was formed on November 15, 2019. In March 2021, Fastball Intermediate, Inc. changed its name to First Advantage Corporation. Prior to the Silver Lake Transaction, the Company had no operations of its own and held no equity interest in any operating subsidiaries.

These condensed parent company-only financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X, as the restricted net assets of the subsidiaries of First Advantage Corporation (as defined in Rule 4-08(e)(3) of Regulation S-X) exceed the specified threshold amount of the consolidated net assets of the Company. Because we have a consolidated accumulated deficit, the 25% threshold described in Rule 4-08 does not apply and any restrictions of net assets at our subsidiaries trigger the requirement to present parent company-only financial information. The ability of First Advantage Corporation’s operating subsidiaries to pay dividends may be restricted due to the terms of the subsidiaries’ outstanding term loan and revolving credit facility borrowings under the Successor Credit Facilities, as described in Note 7 to the audited consolidated financial statements.

These condensed parent company-only financial statements have been prepared using the same accounting principles and policies described in the notes to the consolidated financial statements, with the only exception being that the parent company accounts for its subsidiaries using the equity method. These condensed parent company-only financial statements should be read in conjunction with the consolidated financial statements and related notes thereto included elsewhere in this prospectus.

First Advantage Corporation

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2020 (SUCCESSOR) AND MARCH 31, 2021 (SUCCESSOR)

(In thousands, except share and per share data)

	Successor	Successor
	December 31, 2020	March 31, 2021
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$152,818	$113,328
Restricted cash	152	156
Short-term investments	1,267	844
Accounts receivable (net of allowance for doubtful accounts of $967 and $874 at December 31, 2020 (Successor) and March 31, 2021 (Successor), respectively)	111,363	104,694
Prepaid expenses and other current assets	8,699	13,865
Income tax receivable	3,479	2,150

Total current assets	277,778	235,037
Property and equipment, net	190,282	180,602
Goodwill	770,089	775,093
Trade name, net	87,702	85,877
Customer lists, net	435,661	423,117
Deferred tax asset, net	807	953
Other assets	1,372	2,370

TOTAL ASSETS	$1,763,691	$1,703,049

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Accounts payable	$44,117	$36,008
Accrued compensation	18,939	23,334
Accrued liabilities	25,200	25,893
Current portion of long-term debt	6,700	7,705
Income tax payable	2,451	2,742
Deferred revenue	431	462

Total current liabilities	97,838	96,144
Long-term debt (net of deferred financing costs of $26,345 and $15,111 at December 31, 2020 (Successor) and March 31, 2021 (Successor), respectively)	778,605	741,908
Deferred tax liability, net	86,770	80,969
Other liabilities	6,208	5,825

Total liabilities	969,421	924,846

COMMITMENTS AND CONTINGENCIES (Note 12)

EQUITY:
Common stock—$0.001 par value; 1,000,000,000 shares authorized, 130,000,000 shares issued and outstanding as of December 31, 2020 (Successor) and March 31, 2021 (Successor)	130	130
Additional paid-in-capital	839,148	839,710

First Advantage Corporation

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2020 (SUCCESSOR) AND MARCH 31, 2021 (SUCCESSOR)

(In thousands)

(continued)

Accumulated deficit	(47,492)	(66,881)
Accumulated other comprehensive income	2,484	5,244

Total equity	794,270	778,203

TOTAL LIABILITIES AND EQUITY	$1,763,691	$1,703,049

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

First Advantage Corporation

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)

FOR THE PERIOD FROM JANUARY 1, 2020 THROUGH JANUARY 31, 2020 (PREDECESSOR), FOR THE PERIOD FROM FEBRUARY 1, 2020 THROUGH MARCH 31, 2020 (SUCCESSOR), AND FOR THE THREE MONTHS ENDED MARCH 31, 2021 (SUCCESSOR)

(In thousands, except share and per share data)

	Predecessor	Successor
	Period from January 1, 2020 through January 31, 2020	Period from February 1, 2020 through March 31, 2020	Three Months Ended March 31, 2021
REVENUES	$36,785	$74,054	$132,070
OPERATING EXPENSES:
Cost of services (exclusive of depreciation and amortization below)	20,265	36,816	65,945
Product and technology expense	3,189	4,947	10,553
Selling, general, and administrative expense	11,235	12,285	23,978
Depreciation and amortization	2,105	24,487	34,763

Total operating expenses	36,794	78,535	135,239

(LOSS) FROM OPERATIONS	(9)	(4,481)	(3,169)

OTHER EXPENSE (INCOME):
Interest expense	4,514	12,883	6,814
Interest income	(25)	(53)	(97)
Loss on extinguishment of debt	10,533	—	13,938
Transaction expenses, change in control	22,370	9,423	—

Total other expense	37,392	22,253	20,655

(LOSS) BEFORE PROVISION FOR INCOME TAXES	(37,401)	(26,734)	(23,824)
(Benefit) for income taxes	(871)	(4,920)	(4,435)

NET (LOSS)	$(36,530)	$(21,814)	$(19,389)

Foreign currency translation (loss) income	(31)	(8,659)	2,760

COMPREHENSIVE (LOSS)	$(36,561)	$(30,473)	$(16,629)

NET (LOSS)	$(36,530)	$(21,814)	$(19,389)
Basic and diluted net (loss) per share		$(0.17)	$(0.15)
Weighted average number of shares outstanding—basic and diluted		130,000,000	130,000,000
Basic and diluted net (loss) per unit	$(0.24)
Weighted average number of units outstanding – basic and diluted	149,686,460

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

First Advantage Corporation

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIOD FROM JANUARY 1, 2020 THROUGH JANUARY 31, 2020 (PREDECESSOR), FOR THE PERIOD FROM FEBRUARY 1, 2020 THROUGH MARCH 31, 2020 (SUCCESSOR), AND FOR THE THREE MONTHS ENDED MARCH 31, 2021 (SUCCESSOR)

(In thousands)

	Predecessor	Successor
	Period from January 1, 2020 through January 31, 2020	Period from February 1, 2020 through March 31, 2020	Three Months Ended March 31, 2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss)	$(36,530)	$(21,814)	$(19,389)

Adjustments to reconcile net (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization	2,105	24,487	34,763
Loss on extinguishment of debt	10,533	—	13,938
Amortization of deferred financing costs	569	578	704
Bad debt expense (recovery)	102	248	(173)
Deferred taxes	(997)	(5,053)	(6,304)
Share-based compensation	3,976	281	562
(Gain) on foreign currency exchange rates	(82)	(374)	(96)
Loss on disposal of fixed assets	8	1	1
Change in fair value of interest rate swaps	—	3,977	(1,032)
Changes in operating assets and liabilities:
Accounts receivable	9,384	(4,782)	6,963
Prepaid expenses and other current assets	(4,604)	2,983	(5,176)
Other assets	(62)	(293)	(985)
Accounts payable	(8,871)	5,434	(8,087)
Accrued compensation and accrued liabilities	4,102	248	5,579
Deferred revenue	11	296	31
Other liabilities	767	(3,207)	363
Income tax receivable and payable, net	373	(1,312)	2,051

Net cash (used in) provided by operating activities	(19,216)	1,698	23,713

CASH FLOWS FROM INVESTING ACTIVITIES:
Changes in short-term investments	(163)	706	440
Acquisition of business	—	—	(7,588)
Purchases of property and equipment	(951)	(826)	(1,443)
Capitalized software development costs	(929)	(1,741)	(3,536)

Net cash used in investing activities	(2,043)	(1,861)	(12,127)
CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on capital lease obligations	(274)	(487)	(459)
Repayment of Predecessor First Lien Credit Facility	(34,000)	—	—
Principal payments on Successor First Lien Credit Facility	—	—	(1,926)
Borrowings from Successor First Lien Credit Facility	—	—	261,413
Repayments of Successor First Lien Credit Facility	—	—	(161,949)
Repayment of Successor Second Lien Credit Facility	—	—	(146,584)

First Advantage Corporation

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIOD FROM JANUARY 1, 2020 THROUGH JANUARY 31, 2020 (PREDECESSOR), FOR THE PERIOD FROM FEBRUARY 1, 2020 THROUGH MARCH 31, 2020 (SUCCESSOR), AND FOR THE THREE MONTHS ENDED MARCH 31, 2021 (SUCCESSOR)

(In thousands)

(continued)

Capital contributions	41,143	59,423	—
Distributions to Predecessor Members and Option holders	(17,991)	(782)	—
Payments of debt issuance costs	—	(1,397)	(1,257)
Borrowings on Successor Revolver	—	25,000	—

Net cash (used in) provided by financing activities	(11,122)	81,757	(50,762)

EFFECT OF EXCHANGE RATES ON CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	(102)	(80)	(310)
(DECREASE) INCREASE IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	(32,483)	81,514	(39,486)
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH:

Beginning of period	80,746	48,263	152,970

Cash, cash equivalents, and restricted cash at end of period	$48,263	$129,777	$113,484

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for income taxes, net of refunds received	$279	$968	$298
Cash paid for interest	$224	$8,234	$7,153

NON-CASH FINANCING ACTIVITIES:
Non-cash property and equipment additions	$289	$68	$295
Distributions declared to Optionholders but not paid	$781	$—	$—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

First Advantage Corporation

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ (DEFICIT) EQUITY

FOR THE PERIOD FROM JANUARY 1, 2020 THROUGH JANUARY 31, 2020 (PREDECESSOR)

(In thousands)

	Period from January 1, 2020 through January 31, 2020
	Class A Units Additional Paid-In Capital	Class B Units Additional Paid-In Capital	Class C Units Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Members’ (Deficit) Equity
Predecessor:
BALANCE - December 31, 2019	$106,090	$2,254	$11,524	$(201,233)	$(12,852)	$(94,217)
Share-based compensation	—	50	3,926	—	—	3,976
Capital contributions	34,186	543	6,414	—	—	41,143
Distribution to Optionholders	—	(1,469)	(17,303)	—	—	(18,772)
Foreign currency translation	—	—	—	—	(31)	(31)
Net (loss)	—	—	—	(36,530)	—	(36,530)

BALANCE - January 31, 2020	$140,276	$1,378	$4,561	$(237,763)	$(12,883)	$(104,431)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

First Advantage Corporation

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE PERIOD FROM FEBRUARY 1, 2020 THROUGH MARCH 31, 2020 (SUCCESSOR) AND THREE MONTHS ENDED MARCH 31, 2021 (SUCCESSOR)

(In thousands)

	Period from February 1, 2020 through March 31, 2020
	Common Stock	Additional Paid-In-Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity
Successor:
BALANCE – February 1, 2020	$130	$779,596	$—	$—	$779,726
Share-based compensation	—	281	—	—	281
Capital contributions	—	59,423	—	—	59,423
Foreign currency translation	—	—	—	(8,659)	(8,659)
Net (loss)	—	—	(21,814)	—	(21,814)

BALANCE – March 31, 2020	$130	$839,300	$(21,814)	$(8,659)	$808,957

	Three months ended March 31, 2021
	Common Stock	Additional Paid-In-Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity
Successor:
BALANCE – December 31, 2020	$130	$839,148	$(47,492)	$2,484	$794,270
Share-based compensation	—	562	—	—	562
Foreign currency translation	—	—	—	2,760	2,760
Net (loss)	—	—	(19,389)	—	(19,389)

BALANCE – March 31, 2021	$130	$839,710	$(66,881)	$5,244	$778,203

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

First Advantage Corporation

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION, NATURE OF BUSINESS, AND BASIS OF PRESENTATION

Fastball Intermediate, Inc., a Delaware corporation, was formed on November 15, 2019 and subsequently changed its name to First Advantage Corporation in March 2021. Hereafter, First Advantage Corporation and its subsidiaries will collectively be referred to as the “Company”. On January 31, 2020, a fund managed by Silver Lake acquired substantially all of the Company’s equity interests from the Predecessor equity owners, primarily funds managed by Symphony Technology Group (“STG”) (the “Silver Lake Transaction”). For the purposes of the consolidated financial statements, periods on or before January 31, 2020 reflect the financial position, results of operations and cash flows of the Company and its consolidated subsidiaries prior to the Silver Lake Transaction, referred to herein as the Predecessor, and periods beginning after January 31, 2020 reflect the financial position, results of operations and cash flows of the Company and its consolidated subsidiaries as a result of the Silver Lake Transaction, referred to herein as the Successor. As a result of the Silver Lake Transaction, the results of operations and financial position of the Predecessor and Successor are not directly comparable.

The Company derives its revenues from a variety of services to perform background checks across all phases from pre-onboarding to continuous monitoring after the employee, extended worker, volunteer or tenant has been onboarded, and generally classify our service offerings into three categories: pre-onboarding, post-onboarding and other.

Basis of Presentation —The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated. The Company includes the results of operations of acquired companies prospectively from the date of acquisition. The Company considers itself to be a single operating and reporting entity structure.

The consolidated financial statements included herein are unaudited, but in the opinion of management, such financial statements include all adjustments, consisting of normal recurring adjustments, necessary to summarize fairly the Company’s financial position, results of operations, and cash flows for the interim periods presented. The interim results reported in these unaudited condensed consolidated financial statements should not be taken as indicative of results that may be expected for future interim periods or the full year. For a more comprehensive understanding of the Company and its unaudited condensed consolidated financial statements, these interim financial statements should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2020.

The Company experiences seasonality with respect to certain customer industries as a result of fluctuations in hiring volumes and other economic activities. Generally, the Company’s highest revenues have occurred in the fourth quarter of each year.

Use of Estimates — The preparation of the unaudited condensed consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Changes in these estimates and assumptions may have a material impact on the unaudited condensed consolidated financial statements and accompanying notes.

Examples of significant estimates and assumptions include valuing assets and liabilities acquired through business combinations; valuing and estimating useful lives of intangible assets; evaluating recoverability of intangible assets, accounts receivable, and capitalized software; estimating future cash flows and valuation-related assumptions associated with goodwill and other asset impairment testing; estimating tax valuation allowances and deferring certain revenues and costs. The Company bases its estimates on historical

First Advantage Corporation

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from these estimates.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fair Value of Financial Instruments — Certain financial assets and liabilities are reported at fair value in the accompanying unaudited condensed consolidated balance sheets in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurement. ASC 820 establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 defines fair value as the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The valuation techniques required by ASC 820 are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect internal market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1 — Quoted prices for identical instruments in active markets.

Level 2 — Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 — Significant inputs to the valuation model are unobservable (supported by little or no market activities). These inputs may be used with internally developed methodologies that reflect the Company’s best estimate of fair value from a market participant.

The fair value of an asset is considered to be the price at which the asset could be sold in an orderly transaction between unrelated knowledgeable and willing parties. A liability’s fair value is defined as the amount that would be paid to transfer the liability to a new obligor, rather than the amount that would be paid to settle the liability with the creditor. Assets and liabilities recorded at fair value are measured using a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.

The carrying amounts of cash and cash equivalents, receivables, short-term debt, and accounts payable approximate fair value due to the short-term maturities of these financial instruments (Level 1). The fair values and carrying values of the Company’s long-term debt are disclosed in Note 6.

The following table presents information about the Company’s financial assets and liabilities that are measured at fair value on a recurring basis and their assigned levels within the valuation hierarchy as of March 31, 2021 (Successor) (in thousands):

	Level 1	Level 2	Level 3
Liabilities
Interest rate swaps	$—	$2,246	$—

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Long-lived assets and other intangible assets are subject to nonrecurring fair value measurement for the assessment of impairment or as the result of business acquisitions. The fair value of these assets were estimated using the present value of expected future cash flows through unobservable inputs (Level 3).

As of December 31, 2020 (Successor), the Company completed its annual assessment of the recoverability of goodwill for our reporting units. The fair values of these reporting units were estimated using the present value of expected future cash flows through unobservable inputs (Level 3).

Business Combinations — The Company records business combinations using the acquisition method of accounting in accordance with ASC 805, Business Combinations. Under the acquisition method of

First Advantage Corporation

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

accounting, identifiable assets acquired and liabilities assumed are recorded at their acquisition-date fair values. The excess of the purchase price over the estimated fair value is recorded as goodwill. Changes in the estimated fair values of net assets recorded for acquisitions prior to the finalization of more detailed analysis, but not to exceed one year from the date of acquisition, will adjust the amount of the purchase price allocable to goodwill. Measurement period adjustments are reflected in the period in which they occur.

In valuing the trade names, customer lists, and software developed for internal use, the Company utilizes variations of the income approach, which relies on historical financial and qualitative information, as well as assumptions and estimates for projected financial information. The Company considers the income approach the most appropriate valuation technique because the inherent value of these assets is their ability to generate current and future income. Projected financial information is subject to risk if estimates are incorrect. The most significant estimate relates to projected revenues and profitability. If the projected revenues and profitability used in the valuation calculations are not met, then the asset could be impaired.

Goodwill, Trade Name, and Customer Lists — The Company tests goodwill for impairment annually as of December 31 or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit or indefinite-lived intangible asset below its carrying value. Goodwill is tested for impairment at the reporting unit level using a fair value approach. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value, a “Step 0” analysis. If, based on a review of qualitative factors, it is more likely than not that the fair value of a reporting unit is less than its carrying value the Company performs “Step 1” of the goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. The Company determines the fair value of a reporting unit by estimating the present value of expected future cash flows, discounted by the applicable discount rate. If the carrying value exceeds the fair value, the Company measures the amount of impairment loss, if any, by comparing the implied fair value of the reporting unit goodwill with its carrying amount, the “Step 2” analysis. No impairment charges have been required.

During the Predecessor period, the Company’s trade name had an indefinite life and was not amortized. The Company evaluates indefinite-lived intangible assets for impairment annually as of December 31 or more frequently if an event occurred or circumstances changed that would more likely than not reduce the fair value of a reporting unit or indefinite-lived intangible asset below its carrying value. No impairments were required.

Subsequent to the Silver Lake Transaction, the Company’s trade name is amortized on an accelerated basis over its expected useful life of twenty years. The Company recorded $1.4 million and $2.0 million of amortization expense related to the trade name for the period from February 1, 2020 through March 31, 2020 (Successor) and for the three months ended March 31, 2021 (Successor), respectively. No amortization expense was recorded for the period from January 1, 2020 through January 31, 2020 (Predecessor).

Customer lists are amortized on an accelerated basis based upon their estimated useful lives, ranging from seven to fourteen years during the Predecessor period and fourteen years in the Successor period. In the Predecessor period, the weighted-average amortization period of customer lists was 13.3 years. The Company recorded $0.8 million, $11.8 million, and $16.3 million of amortization expense related to customer lists for the period from January 1, 2020 through January 31, 2020 (Predecessor), for the period from February 1, 2020 through March 31, 2020 (Successor), and for the three months ended March 31, 2021 (Successor), respectively.

The Company regularly evaluates the amortization period assigned to each intangible asset to ensure that there have not been any events or circumstances that warrant revised estimates of useful lives. In December 2020, the Company determined that there had been no triggering events that would require impairment of trade names or customer lists.

First Advantage Corporation

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Revenue Recognition — Revenues are recognized when control of the Company’s services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. In accordance with ASC 606, Revenue from Contracts with Customers, which was adopted as of January 1, 2019 using the modified retrospective method, revenues are recognized based on the following steps:

a.	Identify the contract with a customer

b.	Identify the performance obligations in the contract

c.	Determine the transaction price

d.	Allocate the transaction price to the performance obligations in the contract

e.	Recognize revenue when (or as) the entity satisfies a performance obligation

A substantial majority of the Company’s revenues are derived from pre-onboarding and related services to our customers on a transactional basis, in which an individual background screening package or selection of services is ordered by a customer related to a single individual. Substantially all of the Company’s customers are employers, staffing or related businesses. The Company satisfies its performance obligations and recognizes revenues for services rendered as the orders are completed and the completed reports are transmitted, or otherwise made available. The Company’s remaining services, substantially consisting of tax consulting, fleet management and driver qualification services, are delivered over time as the customer simultaneously receives and consumes the benefits of the services delivered. To measure the Company’s performance over time, the output method is utilized to measure the value to the customer based on the transfer to date of the services promised, with no rights of return once consumed. In these cases, revenues on transactional contracts with a defined price but an undefined quantity are recognized utilizing the right to invoice expedient resulting in revenue being recognized when the service is provided and becomes billable. Additionally, under this practical expedient, the Company is not required to estimate the transaction price.

The Company considers negotiated and anticipated incentives and estimated adjustments, including historical collections experience, when recording revenues.

The Company’s contracts with customers generally include standard commercial payment terms acceptable in each region, and do not include any financing components. The Company does not have any significant obligations for refunds, warranties, or similar obligations. The Company records revenues net of sales taxes. Due to the Company’s contract terms and the nature of the background screening industry, the Company determined its contract terms for ASC 606 purposes are less than one year. As a result, the Company uses the practical expedient which allows it to expense incremental costs of obtaining a contract, primarily consisting of sales commissions, as incurred.

The Company records third-party pass-through fees incurred as part of screening related services on a gross revenue basis, with the related expense recorded as a third party records expense, as the Company has control over the transaction and is therefore considered to be acting as a principal. The Company records motor vehicle registration and other tax payments paid on behalf of the Company’s fleet management clients on a net revenue basis as the Company does not have control over the transaction and therefore is considered to be acting as an agent of the customer.

Contract balances are generated when the revenue recognized in a given period varies from billing. A contract asset is created when the Company performs a service for a customer and recognizes more revenue than what has been billed. Contract assets are included in accounts receivable in the accompanying unaudited condensed consolidated balance sheets. A contract liability is created when the Company transfers a good or service to a customer and recognizes less than what has been billed. The Company recognizes these contract liabilities as deferred revenue when the Company has an obligation to perform

First Advantage Corporation

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

services for a customer in the future and has already received consideration from the customer. Contract liabilities are included in deferred revenue in the accompanying unaudited condensed consolidated balance sheets.

Foreign Currency — The functional currency of all of the Company’s foreign subsidiaries is the applicable local currency. The translation of the applicable foreign currencies into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using average exchange rates prevailing during the fiscal year. Adjustments resulting from the translation of foreign currency financial statements are accumulated net of tax in a separate component of members’ equity. Gains or losses resulting from foreign currency transactions are included in the accompanying unaudited condensed consolidated statements of operations and comprehensive (loss), except for those relating to intercompany transactions of a long-term investment nature, which are captured in a separate component of equity as accumulated other comprehensive income (loss).

Currency transaction losses included in the accompanying unaudited condensed consolidated statements of operations and comprehensive (loss) were approximately $0.1 million, $(0.4) million, and $(0.1) million for the period from January 1, 2020 through January 31, 2020 (Predecessor), for the period from February 1, 2020 through March 31, 2020 (Successor), and for the three months ended March 31, 2021 (Successor), respectively. Currency translation (loss) income included in accumulated other comprehensive income (loss) were approximately ($0.0) million, ($8.7) million, and $2.8 million for the period from January 1, 2020 through January 31, 2020 (Predecessor), for the period from February 1, 2020 through March 31, 2020 (Successor), and for the three months ended March 31, 2021 (Successor), respectively.

Recent Accounting Pronouncements — The Company qualifies as an emerging growth company under the Jumpstart Our Business Startups (“JOBS”) Act. The JOBS Act permits the Company an extended transition period for complying with new or revised accounting standards affecting public companies. The Company has elected to use this extended transition period and adopt certain new accounting standards on the private company timeline, which means that the Company’s financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards on a non-delayed basis. There were no accounting pronouncements issued during the three months ended March 31, 2021 which are expected to have a material impact on the unaudited condensed consolidated financial statements.

Recently Adopted Accounting Pronouncements — In 2021, the Company adopted ASU 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract, which requires that issuers follow the internal-use software guidance in ASC 350-40 to determine which costs to capitalize as assets or expense as incurred. Adoption of this standard did not have a material impact on the consolidated financial statements. However, if the company enters into material new cloud computing arrangements in the future, this standard will impact the accounting for those arrangements which may have a material effect on future results.

3.	ACQUISITIONS

Silver Lake Transaction

On January 31, 2020, a fund managed by Silver Lake acquired substantially all of the Company’s equity interests for approximately $1,576.0 million. A portion of the consideration was derived from members of the management team contributing an allocation of their Silver Lake Transaction proceeds. As part of the Silver Lake Transaction, the Predecessor Credit Facilities were all repaid in full at closing and a new financing structure was executed (see Note 6).

First Advantage Corporation

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Silver Lake accounted for the Silver Lake Transaction as a business combination under ASC 805 and elected to apply pushdown accounting to the Company.

The allocation of the purchase price is based on the fair value of assets acquired and liabilities assumed as of the acquisition date, less transaction expenses funded by transaction proceeds. The following table summarizes the consideration paid and the amounts recognized for the assets acquired and liabilities assumed (in thousands):

Consideration
Cash, net of cash acquired	$1,556,810
Rollover management equity interests	19,148

Total fair value of consideration transferred	$1,575,958

Current assets	$145,277
Property and equipment, including software developed for internal use	236,775
Trade name	95,000
Customer lists	500,000
Deferred tax asset	106,327
Other assets	1,429
Current liabilities	(71,496)
Deferred tax liability	(198,535)
Other liabilities	(6,616)

Total identifiable net assets	$808,161

Goodwill	$767,797

Goodwill recognized in the Silver Lake Transaction is primarily attributable to assembled workforce and the expected growth of the Company, and a significant portion of goodwill is not deductible for tax purposes.

Costs incurred by the Company related to the Silver Lake Transaction were primarily composed of deferred financing costs associated with the new financing structure which have been capitalized within long-term debt in the accompanying unaudited condensed consolidated balance sheets (see Note 6) and approximately $31.8 million of closing costs which have been recorded in transaction expenses, change in control in the accompanying unaudited condensed consolidated statements of operations and comprehensive (loss). Seller related costs were recorded as transaction expenses in the Predecessor, Silver Lake related costs were pushed down to the Company in the Successor period.

First Advantage Corporation

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Pro Forma Results

The following summary, prepared on a pro forma basis pursuant to ASC 805, presents the Company’s unaudited condensed consolidated results of operations for the three months ended March 31, 2020 as if the Silver Lake Transaction had been completed on January 1, 2020. The pro forma results below include the impact of certain adjustments related to the amortization of intangible assets, transaction-related costs incurred as of the acquisition date, and interest expense on related borrowings, and in each case, the related income tax effects, as well as certain other post-acquisition adjustments attributable to the Silver Lake Transaction. This pro forma presentation does not include any impact of transaction synergies. The pro forma results are not necessarily indicative of the results of operations that actually would have been achieved had the Silver Lake Transaction been consummated as of January 1, 2020.

(in thousands)	Three Months Ended March 31, 2020
Revenue	$110,839
Net (loss)	$(29,628)

March 2021 UK Acquisition

In March 2021, the Company, through its wholly-owned subsidiary in the United Kingdom, entered into an agreement to acquire certain assets comprising the United Kingdom background screening business unit from GB Group plc for £5.4 million, or approximately $7.6 million. The transfer of ownership became effective on March 31, 2021 and established the Company as one of the largest background screening providers in the region. The acquired assets were determined to constitute a business and the Company was deemed to be the acquirer under ASC 805. As a result, the Company has recorded the related purchase accounting as of March 31, 2021.

The allocation of the purchase price is based on the fair value of assets acquired and liability assumed as of the acquisition date. The following table summarizes the consideration paid and the amounts recognized for the assets acquired and liability assumed (in thousands):

Consideration
Cash	$7,588

Property and equipment, including software developed for internal use	$1,543
Customer lists	2,951
Deferred tax liability	(26)

Total identifiable net assets	$4,468

Goodwill	$3,120

Goodwill recognized in the March 2021 UK Acquisition is primarily attributable to assembled workforce and the expected growth of the Company and is not deductible for tax purposes.

As of the date these financials were issued, the purchase accounting related to the March 2021 UK Acquisition of the Company was incomplete as the valuation of the deferred tax liability was still in the process of being finalized. The Company has reflected the provisional amounts for goodwill and deferred taxes in these financial statements. As such, the above balances may be adjusted in a future period as the valuation is finalized and these adjustments may be material to the financial statements.

First Advantage Corporation

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net as of December 31, 2020 (Successor) and March 31, 2021 (Successor) consisted of the following (in thousands):

	Successor	Successor
	December 31, 2020	March 31, 2021
Furniture and equipment	$15,214	$16,793
Capitalized software for internal use, acquired by business combination	220,000	221,405
Capitalized software for internal use, developed internally or otherwise purchased	14,438	18,610
Leasehold improvements	2,402	2,508

Total property and equipment	252,054	259,316
Less: accumulated depreciation and amortization	(61,772)	(78,714)

Property and equipment, net	$190,282	$180,602

Depreciation and amortization expense of property and equipment was approximately $1.3 million, $11.3 million, and $16.5 million for the period from January 1, 2020 through January 31, 2020 (Predecessor), the period from February 1, 2020 through March 31, 2020 (Successor), and for the three months ended March 31, 2021 (Successor), respectively.

5.	GOODWILL, TRADE NAME, AND CUSTOMER LISTS

The changes in the carrying amount of goodwill for the three months ended March 31, 2021 (Successor) were as follows (in thousands):

Successor:
Balance – December 31, 2020	$770,089
Acquisitions	3,120
Foreign currency translation	1,884

Balance – March 31, 2021	$775,093

First Advantage Corporation

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The following summarizes the gross carrying value and accumulated amortization for the Company’s trade name and customer lists as of December 31, 2020 (Successor) and March 31, 2021 (Successor) (in thousands):

	December 31, 2020 (Successor)
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Useful Life (in years)
Trade name	$95,230	$(7,528)	$87,702	20 years
Customer lists	501,210	(65,549)	435,661	14 years

Total	$596,440	$(73,077)	$523,363

	March 31, 2021 (Successor)
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Useful Life (in years)
Trade name	$95,410	$(9,533)	$85,877	20 years
Customer lists	505,109	(81,992)	423,117	14 years

Total	$600,519	$(91,525)	$508,994

Amortization expense of trade name and customer lists was approximately $0.8 million, $13.2 million, and $18.3 million for the period from January 1, 2020 through January 31, 2020 (Predecessor), the period from February 1, 2020 through March 31, 2020 (Successor), and for the three months ended March 31, 2021 (Successor), respectively.

6.	LONG-TERM DEBT

The fair value of the Company’s long-term debt obligations approximated their book value as of December 31, 2020 (Successor) and March 31, 2021 (Successor) and consisted of the following (in thousands):

	Successor	Successor
	December 31, 2020	March 31, 2021
Successor First Lien Facility	$666,650	$764,724
Successor Second Lien Facility	145,000	—

Total debt	811,650	764,724
Less: Current portion of long-term debt	(6,700)	(7,705)

Total long-term debt	804,950	757,019
Less: Deferred financing costs	(26,345)	(15,111)

Long-term debt, net	$778,605	$741,908

On January 31, 2020, prior to the Silver Lake Transaction, the Company repaid $34.0 million of the Predecessor First Lien Facility, and the remaining Predecessor First Lien Facility and Predecessor Second Lien Facility were fully repaid at the time of the Silver Lake Transaction. As a result of this refinancing, a loss on extinguishment of debt of $10.5 million was recorded in the period from January 1, 2020 through January 31, 2020.

As part of the Silver Lake Transaction, a new financing structure was established consisting of a new First Lien Credit Agreement (“Successor First Lien Agreement”) and a new Second Lien Credit Agreement (“Successor Second Lien Agreement”) (collectively, the “Successor Notes”). The Successor First Lien

First Advantage Corporation

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Agreement provided financing in the form of a $670.0 million term loan due January 31, 2027, carrying an interest rate of 3.25% to 3.50%, based on the first lien leverage ratio, plus LIBOR and a new $75.0 million revolving credit facility due January 31, 2025 (“Successor Revolver”). The Successor First Lien Agreement requires mandatory quarterly repayments of 0.25% of the original loan balance commencing September 30, 2020. Beginning with the year ended December 31, 2021, the Successor First Lien Facility requires mandatory payments based on calculated excess cash flow, as defined within the Successor First Lien Credit Agreement. The Successor Second Lien Agreement provided financing in the form of a $145.0 million term loan due January 31, 2028, carrying an interest rate of 8.50% plus LIBOR. The Successor Notes are collateralized by substantially all assets and capital stock owned by direct and indirect domestic subsidiaries and is governed by certain restrictive covenants including limitations on indebtedness, liens, and among other things investments and acquisitions. In the event the Company’s outstanding indebtedness under the Successor Revolver exceeds 35% of the aggregate principal amount of the revolving commitments then in effect, it is required to maintain a consolidated first lien leverage ratio of 7.75 to 1.

In February 2021, the Company refinanced its Successor First Lien Credit Facility term loan at an increased principal amount of $766.6 million due January 31, 2027, carrying a reduced interest rate of 3.00% to 3.25%, based on the first lien leverage ratio, plus LIBOR. No changes were made to the associated revolving credit facility due January 31, 2025. In connection with the refinancing of the Successor First Lien Credit Facility term loan, the Company fully repaid its Successor Second Lien Credit Facility. As a result of these transactions the Company recorded a total loss on extinguishment of debt of $13.9 million, composed of the write-off of unamortized deferred financing costs plus a prepayment premium, accrued interest, and other fees. As of March 31, 2021, the Company did not exceed borrowings of 35% of the aggregate principal amount of the revolving commitments, and therefore was not subject to the consolidated first lien leverage ratio covenant and was compliant with all other covenants under the agreement.

Scheduled maturities of long-term debt as of March 31, 2021 (Successor), are as follows (in thousands):

Years Ending December 31,
2021	$5,779
2022	7,705
2023	7,705
2024	7,705
2025	7,705
Thereafter	728,125

$764,724

7.	DERIVATIVES

In February 2020, the Company entered into an interest rate collar agreement with a counterparty bank in order to reduce its exposure to interest rate volatility. In this agreement, the Company and the counterparty bank agreed to a one-month LIBOR floor of 0.48% and a cap of 1.50% on a portion of the Company’s Successor First Lien Facility. The notional amount of this agreement is $405.0 million through February 2022 at which time the notional amount reduces to $300.0 million through February 2024.

First Advantage Corporation

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The following is a summary of location and fair value of the financial position and location and amount of gains and losses recorded related to the derivative instruments (in thousands):

		Fair Value			Gain/(Loss)
Derivatives not designated as hedging instruments	Balance Sheet Location	As of December 31, 2020 (Successor)	As of March 31, 2021 (Successor)	Income Statement Location	Period from February 1, 2020 through March 31, 2020 (Successor)	Three Months Ended March 31, 2021 (Successor)
Interest rate swaps	Other liabilities	$3,615	$2,246	Interest expense	$(3,977)	$1,032

8.	INCOME TAXES

Prior to the Silver Lake Transaction, the Company was not a taxable entity. However, the Company’s wholly owned C-corporation subsidiaries were taxable entities. The Company is now a U.S. domiciled corporation. The Company’s income tax expense and balance sheet accounts reflect the results of First Advantage Corporation and its subsidiaries.

The effective income tax rate for the period January 1, 2020 through January 31, 2020 (Predecessor), the period February 1, 2020 through March 31, 2020 (Successor), and the three months ended March 31, 2021 (Successor) was 2.3%, 18.4%, and 18.6%, respectively. The lower effective income tax rate for the period January 1, 2020 through January 31, 2020 (Predecessor) compared to the period February 1, 2020 through March 31, 2020 (Successor) and the three months ended March 31, 2021 (Successor) was primarily due to the change of the Company’s valuation allowance on certain deferred tax assets, nondeductible transaction costs, and variations in jurisdictional earnings in the period from January 1, 2020 through January 31, 2020 (Predecessor). The Company’s effective income tax rates for the period February 1, 2020 through March 31, 2020 (Successor) and the three months ended March 31, 2021 (Successor) differ from the U.S. Federal statutory rate of 21.0% primarily as a result of the foreign withholding and U.S. state income tax expenses on losses before provision for income taxes.

9.	REVENUES

Performance obligations

Substantially all of the Company’s revenues are recognized at a point in time when the orders are completed and the completed reports are reported, or otherwise made available. For revenues delivered over time, the output method is utilized to measure the value to the customer based on the transfer to date of the services promised, with no rights of return once consumed. In these cases, revenue on transactional contracts with a defined price but an undefined quantity is recognized utilizing the right to invoice expedient resulting in revenues being recognized when the service is provided and becomes billable. Additionally, under this practical expedient, the Company is not required to estimate the transaction price.

Accordingly, in any period, the Company does not recognize a significant amount of revenues from performance obligations satisfied or partially satisfied in prior periods and the amount of such revenues recognized during the period from January 1, 2020 through January 31, 2020 (Predecessor), the period from February 1, 2020 through March 31, 2020 (Successor), and for the three months ended March 31, 2021 (Successor), respectively.

First Advantage Corporation

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Disaggregation of revenues

The Company based revenues by geographic region in which the revenues and invoicing were recorded. Other than the United States, no single country accounted for 10% or more of our total revenues during these periods.

	Predecessor	Successor
(in thousands)	Period from January 1, 2020 through January 31, 2020	Period from February 1, 2020 through March 31, 2020	Three Months Ended March 31, 2021
Revenues
North America	$32,411	$65,857	$116,524
International	4,665	8,845	16,562
Eliminations	(291)	(648)	(1,016)

Total revenues	$36,785	$74,054	$132,070

Contract assets and liabilities

The contract asset balance was $4.2 million and $6.1 million as of December 31, 2020 (Successor) and March 31, 2021 (Successor), respectively, and is included in accounts receivable, net in the accompanying unaudited condensed consolidated balance sheets. The contract liability balance was $0.4 million and $0.5 million as of December 31, 2020 (Successor) and March 31, 2021 (Successor), respectively, and is included in deferred revenue in the accompanying unaudited condensed consolidated balance sheets. An immaterial amount of revenue was recognized in the current period related to the beginning balance of deferred revenue.

Concentrations

The Company did not have any customers which represented 10% of its consolidated revenues during any period presented. Additionally, the Company did not have any customers which represented 10% or more of its consolidated accounts receivable, net for any period presented.

10.	SHARE-BASED COMPENSATION

Predecessor

Class B awards issued under the Predecessor Plan consisted of options and profits interests and generally vested over five years at a rate of 20% per year. The Class B options issued under the Predecessor Plan generally expired ten years after the grant date.

Class C awards issued under the Predecessor Plan consisted of options and profits interests and generally vested based on two criteria (50% each): (1) Time — awards vested over five years at a rate of 20% per year; and (2) Performance — awards vested based on the Company achieving certain revenue growth and EBITDA targets or on achieving certain enterprise value targets upon the sale of the Company. The Class C options issued under the Predecessor Plan generally expired ten years after the grant date.

There were 1,700,051 Class B profits interests and 12,621,955 Class C profits interests under the Predecessor Plan for the period from January 1, 2020 through January 31, 2020 (Predecessor). As of January 31, 2020, all profit interest grants were vested.

First Advantage Corporation

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Share-based employee compensation expense was approximately $4.0 million for the period from January 1, 2020 through January 31, 2020 (Predecessor). Expenses of $0.2 million, $0.0 million, and $3.8 million for the period from January 1, 2020 through January 31, 2020 (Predecessor) are recognized in cost of services, product and technology expense, and selling, general, and administrative expense, respectively, in the accompanying unaudited condensed consolidated statements of operations and comprehensive (loss).

As a result of the Silver Lake Transaction, certain awards issued under the Predecessor Plan were granted accelerated vesting upon the closing of the transaction. In accordance with ASC 718, Compensation – Stock Compensation, the Company recorded the additional associated expense of approximately $3.9 million in the period from January 1, 2020 through January 31, 2020 (Predecessor). All remaining unvested awards were forfeited.

Successor

The fair value for awards granted during the period from February 1, 2020 through March 31, 2020 (Successor) was estimated at the date of grant using the Black-Scholes option-pricing model. There were no grants made during the three months ended March 31, 2021.

Awards issued under the Successor Plan consist of options and profits interests and vest based on two criteria (50% each): (1) Time — awards vest over five years at a rate of 20% per year; and (2) Performance — awards vest based upon a combination of the five year time vesting, subject to the Company’s investors receiving a targeted money-on-money return. Options issued under the Successor Plan generally expire ten years after the grant date.

Share-based employee compensation expense was approximately $0.3 million for the period from February 1, 2020 through March 31, 2020 (Successor), of which $0.0 million, $0.0 million, and $0.3 million are recognized in cost of services, product and technology expense, and selling, general, and administrative expense, respectively, in the accompanying unaudited condensed consolidated statements of operations and comprehensive (loss). Share-based employee compensation expense was approximately $0.6 million for the three months ended March 31, 2021 (Successor), of which $0.0 million, $0.1 million, and $0.5 million are recognized in cost of services, product and technology expense, and selling, general, and administrative expense, respectively, in the accompanying unaudited condensed consolidated statements of operations and comprehensive (loss). As of March 31, 2021, the Company had approximately $18.7 million of unrecognized pre-tax noncash compensation expense, comprised of approximately $11.1 million related to profits interests units and approximately $7.6 million related to option units, which the Company expects to recognize over a weighted average period of 2.4 years.

11.	EQUITY

Predecessor

The Company authorized the issuance of an aggregate of 165,000,000 units consisting of three classes of units as follows: 140,000,000 Class A units, 7,500,000 Class B units, and 17,500,000 Class C units. All units had no par value.

Class A Units — During the Predecessor period, 140,000,000 Class A units were authorized and 138,714,853 units were issued. These units represented the most preferred class of equity and entitled the holders to the return of their capital contributions before amounts were distributed with respect to any other units.

Class B Units — During the Predecessor period, 7,500,000 Class B units were authorized and 1,700,051 units were issued. These units represented common equity in that they provided rights to distributions junior

First Advantage Corporation

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

to the A Units. These units reflected an equity interest in the entire company and were used for share-based compensation purposes.

Class C Units — During the Predecessor period, 17,500,000 Class C units were authorized and 9,271,556 units were issued. These units represented common equity in that they provided rights to distributions junior to the A Units. These units represented an equity interest in the entire Company with rights to distributions from earnings generated only by the Company’s screening business. Class C units were used for share-based compensation purposes.

Successor

The Company’s legal entity structure was changed as a result of the Silver Lake Transaction, resulting in the dissolution of all authorized and outstanding unit classes. Following the Silver Lake Transaction, the Company operates with one class of common stock consisting of 1,000,000,000 shares authorized, and 130,000,000 shares issued and outstanding. The shares have a $0.001 par value.

During the period from February 1, 2020 through March 31, 2020 (Successor), the Company’s parent received a $50.0 million strategic investment in the Company’s equity by a leading provider of enterprise cloud applications for finance and human resources. This investment was contributed to the Company as a capital contribution.

12.	COMMITMENTS AND CONTINGENCIES

Except for certain changes to our debt agreements discussed above, there have been no material changes to the Company’s contractual obligations as compared to December 31, 2020.

Litigation — The Company is involved in litigation from time to time in the ordinary course of business. At times, the Company, given the nature of its background screening business, could become subject to lawsuits, or potential class action lawsuits, in multiple jurisdictions, related to claims brought primarily by consumers or individuals who were the subject of its screening services.

For all pending matters, the Company believes it has meritorious defenses and intends to defend vigorously or otherwise seek indemnification from other parties as appropriate. However, the Company has recorded a liability of $8.1 million and $8.5 million at December 31, 2020 (Successor) and March 31, 2021 (Successor), respectively, for matters that it believes a loss is both probable and estimable. This is included in accrued liabilities in the accompanying unaudited condensed consolidated balance sheets.

In June 2014 and September 2015, two separate class action cases were filed against the Company in the State of California. The two cases are now being coordinated together under a single judge and a settlement agreement has been agreed to, pending court approval. As a result, the Company recorded a total liability of $6.3 million for these two cases on December 31, 2020 (Successor) and March 31, 2021 (Successor), respectively. This liability represents the Company’s agreed-upon settlement amount and related class action administrative fees. Additionally, the Company maintains liability insurance programs to manage its litigation risks and the Company’s insurers have agreed to a single deductible to be applied to the two cases. As a result, the Company has recorded a total insurance recoverable asset of $2.2 million for these two cases at December 31, 2020 (Successor) and March 31, 2021 (Successor), which represents the portion of the legal settlement and legal fees incurred expected to be recovered from the Company’s insurers. This is included in prepaid expenses and other current assets in the accompanying unaudited condensed consolidated balance sheets.

The Company will continue to evaluate information as it becomes known and will record an estimate for losses at the time when it is both probable that a loss has been incurred and the amount of the loss is reasonably estimable.

First Advantage Corporation

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

13.	RELATED PARTY TRANSACTIONS

Predecessor

In the ordinary course of business in the Predecessor period, the Company entered into transactions with related parties, primarily with STG and one of STG’s other investments, Symphony Talent, LLC.

Total expenses recorded and paid to STG, primarily related to healthcare premiums, were $0.0 million for the period from January 1, 2020 through January 31, 2020 (Predecessor). In January 2020, the Company and STG entered into a Termination Agreement, in which all obligations and liabilities under the benefits arrangement were cancelled.

In January 2020, the Company and Symphony Talent, LLC entered into a Debt Forgiveness Agreement in which the Company forgave a loan receivable, including accrued interest and other transaction related receivables, the Company had previously fully impaired in 2018.

Successor

The Company has no material related party transactions.

14.	NET (LOSS) PER SHARE

For the period from January 1, 2020 through January 31, 2020 (Predecessor), the Company had Class B options, Class C options, and Class C RSUs issued under the Predecessor Plan. The potentially dilutive securities outstanding during this period had an anti-dilutive effect and were therefore not included in the calculation of diluted net (loss) per unit for the period. The Company did not have any potentially dilutive securities for either the period from February 1, 2020 through March 31, 2020 (Successor) or for the three months ended March 31, 2021 (Successor). Basic and diluted net (loss) per share was calculated as follows:

	Predecessor		Successor
	Period from January 1, 2020 through January 31, 2020		Period from February 1, 2020 through March 31, 2020		Three Months Ended March 31, 2021
Basic and diluted net (loss) per share	$	n/a		$(0.17)		$(0.15)
Numerator:
Net (loss)	$	n/a		$(21,814)		$(19,389)
Denominator:
Weighted-average common shares outstanding used in computing basic and diluted net (loss) per share		n/a		130,000,000		130,000,000
Basic and diluted net (loss) per unit		$(0.24)	$	n/a	$	n/a
Numerator:
Net (loss)		$(36,530)	$	n/a	$	n/a
Denominator
Weighted-average common shares outstanding used in computing basic and diluted net (loss) per unit		149,686,460		n/a		n/a

First Advantage Corporation

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15.	SUBSEQUENT EVENTS

The Company has evaluated events that occurred subsequent to March 31, 2021 for potential recognition and disclosure in these unaudited condensed consolidated financial statements. Any material subsequent events were evaluated through the date of issuance, May 6, 2021, of these unaudited condensed consolidated financial statements and updated such evaluation for disclosure purposes through June 14, 2021, with respect to the stock split as discussed below.

In connection with preparing for an initial public offering, the Company’s Board of Directors approved and made effective a 1,300,000-for-one stock split of the Company’s common stock on June 11, 2021. The par value per share of common stock remained unchanged at $0.001 per share. Authorized shares were increased from 10,000 shares to 1,000,000,000 shares. The accompanying financial statements and notes thereto give retroactive effect to the stock split for all Successor periods presented. All common share and per share amounts in the accompanying financial statements and notes have been retroactively adjusted to give effect to the stock split, including reclassifying an amount equal to the increase in aggregate par value of “common stock” from “additional paid-in capital.”

25,500,000 shares

First Advantage Corporation

Common Stock

Prospectus

June 22, 2021

Through and including July 17, 2021 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.